ADB

Asian Development Bank

April 28, 2011

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



SEC Mail Processing
RECEIVED
APR 28 2011
WASH. D.C.
200
SECTION

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of the annual Information Statement of the Asian Development Bank, dated the date hereof, filed pursuant to Rule 3 of Regulation AD.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,



Name: KAZUKI FUKUNAGA
Title: Assistant Treasurer

Enclosures

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel (632) 632-4444
Fax (632) 636-2444

information@adb.org
www.adb.org


11006562


SEC Mail Processing
RECEIVED
APR 28 2011
WASH, DC
200
Section

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of one or more proposed
issues of notes and bonds of the Bank

Filed pursuant to Rule 3 of Regulation AD
Dated: April 28, 2011

The following information is filed pursuant to Rule 3 of Regulation AD in respect of one or more proposed issues of notes and bonds (the "Securities") of the Asian Development Bank (the "ADB"). Certain information specified in Schedule A to Regulation AD is not available at the date of this Report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

When terms for the offering of any issue of Securities are established, such Securities will be described in a prospectus or supplemental information statement or similar document, as contemplated by the enclosed Information Statement dated April 28, 2011 (the "Information Statement").

Item 2. Distribution of Obligations

See cover of the Information Statement. The ADB intends to issue certain Securities from time to time with maturities and on terms determined by market conditions at the time of sale. The ADB may sell the Securities to dealers or underwriters who may resell them or the ADB may sell the Securities directly or through agents.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See the Information Statement, page 9.

Item 7. Exhibits

(a) To be filed by a subsequent report.

(b) To be filed by a subsequent report.

(c) To be filed by a subsequent report.

(d) Information Statement dated April 28, 2011 attached hereto (also see Item 1. above).



INFORMATION STATEMENT

The Asian Development Bank (ADB) intends to issue its notes and bonds (Securities) from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them or ADB may sell the Securities directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

ADB will provide, without charge, additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB's principal office at 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines, Attention: Funding Division, Treasury Department, tel: +63 2 632 4444, fax: +63 2 636 2444 or to the following ADB representative offices: (i) Rahmhofstrasse 2, 60313 Frankfurt am Main, Germany, tel: +49 69 2193 6400, fax: +49 69 2193 6444; (ii) 8th Floor Kasumigaseki Bldg., 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo 100-6008, Japan, tel: +81 3 3504 3160, fax: +81 3 3504 3165; and (iii) 900 17th Street NW, Suite 900, Washington, D.C. 20006, U.S.A., tel: +1 202 728 1500, fax: +1 202 728 1505.

The Information Statement is also available on ADB's Financial Resources website at www.adb.org/Bond-Investors/investor.asp. Other documents and information on ADB's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.

April 28, 2011

Asian Development Bank

The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities does not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained in this Information Statement, prospectus, any supplemental information statement or similar document. Any information or representation not contained herein must not be relied upon as having been authorized by ADB or by any of its dealers, underwriters or agents. Neither this Information Statement nor any prospectus or supplemental information statement or similar document constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars.

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TABLE OF CONTENTS

	Page
Summary Information	6
ADB	8
Use of Proceeds	9
Basis of Financial Reporting	9
Selected Financial Data	12
Overall Financial Results	13
ADB's Strategic Framework	15
ADB Operating Activities	16
Funding Resources	29
Liquidity Portfolio Management	35
Financial Risk Management	37
Contractual Obligations	46
Internal Control over Financial Reporting	47
Critical Accounting Policies and Estimates	47
Allocation of Ordinary Capital Resources Net Income and Audit Fees	48
Special Operations	49
Governance	59
Administration	61
The Charter	65
Legal Status, Privileges and Immunities	66
Index to Financial Statements—Ordinary Capital Resources	F-1
Management's Report on Internal Control over Financial Reporting	F-3
Independent Auditors' Report	F-4
Financial Statements—Ordinary Capital Resources – Appendices I–VIII	F-8

This Information Statement contains forward-looking statements which may be identified by such terms as "believes", "expects", "intends" or similar expressions. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB's control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION

(As of December 31, 2010, unless otherwise indicated)

The Asian Development Bank (ADB) is an international organization established in 1966 and owned by its 67 members. ADB's main goal is to reduce poverty in Asia and the Pacific region through inclusive economic growth, environmentally sustainable growth, and regional integration. ADB pursues its goal primarily by providing various forms of financial assistance to its developing member countries such as loans, technical assistance, grants, guarantees, and equity investments.

ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB's five largest shareholders are Japan (with 17.7% of total shares), People's Republic of China (7.3%), India (7.2%), Australia (6.6%), and Indonesia (6.2%).[1] Twenty-three ADB members are also members of the Organisation for Economic Co-operation and Development (OECD) holding 60.4% of ADB's total subscribed capital and 55.2% of total voting power.

Equity: ADB's members have subscribed to $143,949.7 million of capital as of December 31, 2010, $4,329.9 million of which was paid-in, $3,084.7 million of which represents "paid-in" shares for which installments are not yet due, and the remainder of which is callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB's borrowings and guarantees. It cannot be called to make loans. ADB's equity also included reserves totaling $11,963.9 million.

Borrowings: ADB's outstanding borrowings, before swaps, of $51,821.9 million were denominated in 20 currencies. ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital from nonborrowing members, paid-in capital, and reserves (including surplus). ADB's gross outstanding borrowings as of December 31, 2010 were equivalent to 52.0% of such ceiling.

Net Income: Net income for 2010 was $625.8 million, as compared to net loss of $27.5 million in 2009, representing an annualized return of 1.00% (–0.05% in 2009) on its average earning assets. Operating income for 2010 was $548.0 million as compared to $420.1 million in 2009, representing an annualized return of 0.88% (0.77% in 2009) on its average earning assets.

Loan Portfolio: ADB's ordinary operations loans outstanding, undisbursed balances of effective loans, and loans not yet effective in its ordinary operations totaled $70,509.9 million. Of this total, 94.3% represented sovereign loans, that is, loans to the public sector (member countries and, with the guarantee of the concerned member,

[1] ADB's fifth general capital increase is still ongoing with the subscription period extended to June 30, 2011. As of December 31, 2010, ADB had received subscriptions from 56 out of 67 members.

government agencies or other public entities), and 5.7% represented nonsovereign loans, that is, loans to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. ADB has never suffered any losses of principal on sovereign loans and maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. The total loans in non-accrual status of $31.9 million as of December 31, 2010 represented 0.07% of the total outstanding ordinary capital resources loans. ADB's lending policy limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. At December 31, 2010, the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio was equivalent to 30.2% of such lending ceiling.

Risk Management: ADB seeks to mitigate exchange risks by matching its liabilities in various currencies with assets in those same currencies. ADB uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce its borrowing costs, generate investment income, and manage its balance sheet risks. The principal amount receivable and payable under outstanding currency swap transactions aggregated $27,198.9 million and $22,522.9 million, respectively. The notional principal amount of outstanding interest rate swap transactions totaled $26,050.5 million. To control its credit exposures on swaps, ADB has set credit rating requirements for counterparties. In addition, ADB has required all swap transactions entered into after January 2004 to be subject to collateral support requirements.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

ADB

The Asian Development Bank, a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (Charter) which is binding upon the member countries which are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific region (region) and to contribute to the economic development of the developing member countries in the region collectively and individually. ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB's strategy for reducing poverty focuses on achieving three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration.

As of December 31, 2010, ADB had 67 members consisting of 48 regional members, including Japan, Australia, and New Zealand, providing 71.4% of its capital, and 19 nonregional members, comprising the United States, Canada and 17 European countries, providing 28.6% of its capital. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB's affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of December 31, 2010, the aggregate voting power of the developed member countries, which include all nonregional members plus Japan, Australia, and New Zealand, represents approximately 50.3% of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of December 31, 2010 are set forth in *Appendix VII* of the *Financial Statements*.

ADB's primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources (see *Funding Resources*), and special operations are financed from Special Funds resources, most of which are contributed by members (see *Special Operations*). Under the Charter, ADB's ordinary capital resources and the Special Funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees, makes equity investments and participates in underwriting equity funds. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations tapping official, commercial, and export credit sources to maximize the development impact of its assistance. To complement ADB's activities in development research and training, ADB has established the ADB Institute, a subsidiary body of ADB, located in Tokyo, Japan, the primary objective of which is to improve management capacities of agencies and organizations engaged in development activities.

The principal office of ADB is located in Manila, Philippines. ADB has 29 other offices, including 22 resident missions located in Afghanistan, Armenia, Azerbaijan, Bangladesh, Cambodia, People's Republic of China, Georgia, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan, Thailand, Turkmenistan, Uzbekistan, and Viet Nam; a country office in the Philippines; a special liaison office in Timor-Leste; two regional missions, located in Sydney,

Australia, and Suva, Fiji; and three representative offices, located in Tokyo, Japan, Frankfurt, Germany, and Washington, D.C., U.S.A. As of December 31, 2010, ADB's staff totaled 2,833 from 59 of its 67 member countries. (For more details on ADB, see www.adb.org. This website address is included as an inactive textual reference only. Materials on the website are not incorporated by reference herein.)

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations (see *ADB Operating Activities – Ordinary Operations*).

BASIS OF FINANCIAL REPORTING

Statutory Reporting

ADB prepares its financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP), referred to in this Information Statement as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to adopt hedge accounting, but reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. Although most of ADB's derivatives are highly effective in hedging the underlying transactions, compliance with hedge accounting would have imposed undue constraints on future borrowings, loans, and hedge programs and likely detracted from ADB's efforts to effectively and efficiently minimize the funding costs for its developing member countries.

Effective January 1, 2008, ADB elected to fair value financial instruments selectively and opted to fair value borrowings with associated swaps in order to apply a consistent accounting treatment between the borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits which are recorded at cost) at fair value.

Management Reporting

Since certain financial instruments (including all derivatives, swapped borrowings, and certain investments) are recorded at their fair value, while loans and a portion of borrowings and investments are recorded at amortized cost, Management believes that statutory income may not fully reflect the overall economic value of ADB's financial position because of the asymmetric accounting treatment. Accordingly, ADB also reports operating income, which excludes the impact of the fair value adjustments associated with financial instruments from the results of ordinary capital resources operations. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

The operating income does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value. Since ADB does not actively trade these financial instruments, such gains or losses are generally not realized unless ADB is forced to do so by risk events before maturity. ADB has instituted conservative risk management policies to mitigate such risks.

Since ADB intends to hold most borrowings and related swaps until maturity or call, the interim unrealized gains and losses reported under statutory reporting basis will eventually converge with the net realized income or expenses that ADB recognizes over the life of the transaction.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet for the year ended December 31, 2010 is presented in *Table 1.*

Table 1: Condensed Management Reporting Basis Balance Sheets as of December 31
(in thousands of U.S. dollars)

	2010			2009
	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	114,648	–	114,648	129,843
Investments and accrued income	18,370,852	–	18,370,852	14,237,703
Securities transferred under repurchase agreement	707,851	–	707,851	551,386
Securities purchased under resale arrangement	318,228	–	318,228	335,240
Loans outstanding and accrued interest	46,116,409	(278)	46,116,131	41,921,783
Allowance for loan losses and unamortized net loan origination costs	10,936	–	10,936	(18,636)
Equity investments	1,108,198	(59,709)	1,048,489	859,772
Receivable from swaps				
Borrowings	29,475,685	(3,156,835)	26,318,850	22,157,287
Others	1,781,058	(199,850)	1,581,208	818,779
Other assets	2,166,317	–	2,166,317	1,520,815
TOTAL	**100,170,182**	**(3,416,672)**	**96,753,510**	**82,513,972**
Borrowings and accrued interest	52,386,484	236,778	52,623,262	43,062,391
Payable for swaps				
Borrowings	25,775,013	(2,988,219)	22,786,794	20,569,240
Others	2,077,841	(324,466)	1,753,375	926,081
Payable for swap related collateral	1,588,350	–	1,588,350	735,050
Payable under securities repurchase agreement	714,490	–	714,490	555,000
Accounts payable and other liabilities	1,749,535	–	1,749,535	1,763,223
Total Liabilities	**84,291,713**	**(3,075,907)**	**81,215,806**	**67,610,985**
Paid-in capital	4,255,678	–	4,255,678	3,818,297
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(341,130)	–	(341,130)	(142,181)
Net notional maintenance of value receivable	(419,186)	–	(419,186)	(523,220)
Ordinary reserve	10,030,460	1,637	10,032,097	9,791,035
Special reserve	230,226	–	230,226	218,903
Loan loss reserve	246,000	–	246,000	493,162
Surplus	1,131,756	–	1,131,756	884,594
Cumulative revaluation adjustments account	183,521	(183,521)	–	–
Net income[b]	614,489	(77,779)	536,710	410,882
Accumulated other comprehensive loss	(53,345)	(81,102)	(134,447)	(48,485)
Total Equity	**15,878,469**	**(340,765)**	**15,537,704**	**14,902,987**
TOTAL	**100,170,182**	**(3,416,672)**	**96,753,510**	**82,513,972**

– = nil, ( ) = negative.

[a] Includes reversal of ASC 815 and 825 effects and ADB's share in unrealized gains or losses from equity investments accounted under the equity method.

[b] Net income after appropriation of guarantee fees to Special Reserve.

SELECTED FINANCIAL DATA

Table 2 presents selected financial data on two bases: statutory reporting basis and management reporting basis. Ratios under statutory and management reporting bases, except the return on earning assets, were all lower than in 2009 because of the decrease in interest rates, especially in the U.S. dollar and yen markets. The increase in return on earning assets reflects the higher net income and operating income compared with 2009. A discussion on revenue and expenses is in the *Overall Financial Results* section.

Table 2: Selected Financial Data
December 31
(in millions of U.S. dollars, except percentages)

	2010	2009	2008	2007	2006
Statutory Reporting Basis					
Revenue and Expenses					
From Loans	680.5	959.8	1,358.0	1,442.3	1,210.1
From Investments	367.5	459.4	677.2	683.2	564.5
From Guarantees	11.3	9.2	6.9	5.1	4.1
From Equity Investments	58.4	24.5	3.7	58.9	41.5
From Other Sources	24.2	18.6	18.7	18.8	18.7
Total Revenue	**1,141.9**	**1,471.5**	**2,064.5**	**2,208.3**	**1,838.9**
Borrowings and Related Expenses	386.0	741.7	1,208.4	1,389.8	1,116.3
Administrative Expenses[a]	294.3	193.6	141.0	127.3	127.7
Provision for Losses	(44.7)	115.8	(3.5)	(0.6)	(32.5)
Other Expenses	3.5	5.1	14.7	3.3	2.5
Total Expenses	**639.1**	**1,056.2**	**1,360.6**	**1,519.8**	**1,214.0**
Net Realized Gains (Losses)	80.3	23.3	(28.1)	22.9	80.6
Net Unrealized Gains (Losses)	42.7	(466.2)	450.6	53.8	(135.4)
Net Income (Loss)	625.8	(27.5)	1,126.3	765.2	570.1
Average Earning Assets[b]	62,444.5	54,655.0	50,394.0	42,780.0	37,904.0
Annual Return on Average Earning Assets (%)	1.00	(0.05)	2.24	1.79	1.50
Return on Loans (%)	1.61	2.67	3.84	5.00	4.98
Return on Investments (%)	2.17	2.93	3.20	4.68	4.18
Cost of Borrowings (%)	2.06	2.91	4.11	4.32	4.81
Management Reporting Basis					
Operating Income[c]	548.0	420.1	699.8	711.4	705.5
Average Earning Assets[b]	62,555.4	54,828.0	50,443.0	42,757.0	37,859.0
Annual Return on Average Earning Assets[d] (%)	0.88	0.77	1.39	1.66	1.86
Return on Loans (%)	1.56	2.55	4.14	5.14	4.94
Return on Investments (%)	2.16	2.87	3.70	4.72	4.27
Cost of Borrowings (%)	0.81	1.83	3.29	4.68	4.31

( ) = negative.

[a] Net of administration expenses allocated to the Asian Development Fund and loan origination costs that are deferred.

[b] Composed of investments and related swaps, outstanding loans (excluding net unamortized loan origination cost and/or front-end fees) and related swaps and equity investments.

[c] Starting September 2009, management reporting income is defined as the operating income. Operating income is defined as statutory reporting basis net income before unrealized gains and/or losses on fair value changes of borrowings and derivatives and ADB's proportionate share in unrealized gains and/or losses from equity investment accounted under equity method.

[d] Represents operating income over average earning assets.

OVERALL FINANCIAL RESULTS

Net Income (Loss)

Table 3 presents ADB's overall financial results in 2010. Net income for the year was $625.8 million, as compared with the net loss of $27.5 million for 2009. The increase in net income resulted primarily from an increase of $127.9 million in operating income and an increase of $525.4 million in net unrealized gains and losses, driven by favorable changes in the fair value of financial instruments.

Table 3: Overall Financial Results for the Years Ended December 31
(in millions of U.S. dollars)

Item	2010	2009	Increase (Decrease)
Income from loans	**703.4**	**865.9**	**(162.5)**
Interest income	688.0	947.9	(259.9)
Write back (Provision for losses)	22.9	(94.0)	(116.9)
Others	(7.5)	11.9	(19.4)
Income from investments	**401.3**	**489.8**	**(88.5)**
Interest income	367.5	459.4	(91.9)
Realized gain	33.8	30.5	3.4
Income (Loss) from EI	**71.5**	**(4.3)**	**75.8**
Profit on sale	55.7	0.8	54.8
Realized gain (loss) on proportionate share of income from EI accounted under the equity method	4.8	(13.1)	17.9
Impairment loss	(7.6)	(11.1)	3.5
Dividend income	17.8	18.7	(0.9)
Others	0.7	0.3	0.4
Other income/expenses—net	**50.7**	**1.0**	**49.7**
Borrowings and related expenses	**(384.6)**	**(738.7)**	**(354.1)**
Administrative expenses - OCR	**(294.3)**	**(193.6)**	**100.6**
Operating Income	**548.0**	**420.1**	**127.9**
Net unrealized gains (losses)	**42.7**	**(466.2)**	**509.0**
Net unrealized gains on proportionate share of income from EI accounted under the equity method	**35.0**	**18.6**	**16.4**
Net income (loss)	**625.8**	**(27.5)**	**653.3**

EI = equity investments, OCR = ordinary capital resources.
Note: Figures may not add up due to rounding.

Operating Income

Operating income[2] for 2010 was $548.0 million compared with $420.1 million for 2009. The increase in operating income was predominantly because of the following:

- a $75.8 million increase in income from equity investments mainly because of (i) a $54.8 million increase in profit on divestment of equity investments; (ii) a $17.9 million increase in ADB's share of reported earnings of investee companies, which directly flow

[2] Operating income is defined as statutory net income before unrealized gains (losses) on fair value changes of borrowings and derivatives and ADB's proportionate share in unrealized gains (losses) from equity investment accounted under the equity method.

into ordinary capital resources net income; and (iii) a $3.5 million decrease in losses ADB recognized from writing down investments that are considered impaired;

- a $116.9 million decrease in provision for losses for loans;
- a $354.1 million decrease in overall borrowings and related expenses resulting mainly from declining interest rates compared with the same period in 2009; and
- a $43.6 million decrease in contingent loss on guarantees primarily due to the settlement of guarantee obligations.

These were partially offset by the following:

- a $279.3 million decrease in interest and other income from loans brought about by declining interest rates;
- a $88.5 million decrease in investment income, reflecting the current market interest rates; and
- a $100.6 million increase in administrative expenses charged to ordinary capital resources because of the decrease in deferred loan origination costs and planned increase in administrative expenses.

Net Unrealized Gains and Losses

During 2010, ADB posted a net unrealized gain of $42.7 million, as compared to a net unrealized loss of $466.2 million in 2009. This primarily consists of fair value adjustments on ADB's swapped borrowings and its derivatives. These resulted from the downward shift of the yield curves of some of the major currencies and the tightening of ADB's credit spreads.

ADB'S STRATEGIC FRAMEWORK

Long-Term Strategy

On April 7, 2008, ADB adopted a long-term strategic framework for the 2008 to 2020 period. Known as Strategy 2020, the framework is based on a thorough examination of the region's challenges, a comprehensive review of ADB's past and ongoing operations, and extensive stakeholder consultations. Strategy 2020 reaffirms both ADB's vision of an Asia and Pacific region free of poverty and ADB's mission to help developing member countries reduce poverty and improve living conditions and quality of life. It also lays out clear directions for planning ADB's operations and its organization and business processes to 2020.

To achieve its mission, ADB will focus on three strategic areas: inclusive economic growth, environmentally sustainable growth, and regional integration. ADB operations will emphasize five key drivers of change: private sector development and operations, good governance and capacity development, gender equity, knowledge solutions, and partnerships.

Strategy 2020 recognizes that ADB cannot and will not attempt to meet all needs of all developing member countries. To maximize results, efficiency, and impact, ADB will focus its financial and institutional resources in five core areas that best support its agenda, reflect developing member countries' needs and ADB's strengths, and complement the efforts of development partners. These five core operational areas are infrastructure; environment, including climate change; regional cooperation and integration; financial sector development; and education. In other areas, ADB will operate selectively and in close partnership with other agencies.

Enhancing ADB's Financing Instruments

Efforts are continuing to offer ADB's borrowing clients a wider menu of financing instruments. In 2010, ADB reviewed the role of supplementary financing as a way to improve the development effectiveness of its operations. The new policy was approved by the Board of Directors in December 2010 and became effective in February 2011. ADB is also helping to develop local currency bond markets as an alternative source of funding to bank loans. In 2010, ADB and the Association of Southeast Asian Nations, along with the People's Republic of China, Japan and the Republic of Korea established a Credit Guarantee and Investment Facility. The pilot facility, which will start operations in 2011, will provide credit guarantees of local currency denominated bonds issued by companies in the region. Work is also ongoing to update and/or develop business instruments on policy based lending, project development, cross border investment (for regional cooperation and investment) and results-based lending.

ADB OPERATING ACTIVITIES

The main instruments that ADB utilizes to help its developing member countries are loans, equity investments, guarantees, grants and technical assistance. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations, which tap official, commercial and export credit sources to maximize the development impact of ADB's assistance.

Ordinary Capital Resources Operational Policies

ADB is authorized under the Charter to make, participate in or guarantee loans to its developing member countries or their governments, to any of their agencies or political subdivisions, and to public or private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. Such loans are made only for projects or programs of high developmental priority.

In evaluating the projects that it may finance, ADB considers such factors as economic, social, environmental, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities. ADB's vision is an Asia and Pacific region free of poverty and its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB aims to make substantive contributions toward its vision by focusing its support on three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration. ADB positions itself as a partner and agent for change by promoting private sector development, good governance, gender equity, knowledge solutions and partnerships.

In considering an application for a loan or grant, ADB considers the ability of the borrower to obtain financing elsewhere on terms and conditions that ADB considers reasonable. In the case of loans to borrowers other than members or their governments, ADB may require that members or their governments guarantee such loans.

Except in special circumstances, ADB requires that the proceeds of its loans, grants, and equity investments and of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. ADB supervises the disbursement of its loans and grants to ensure that the proceeds are applied only against eligible expenditures. ADB seeks to ensure that procurement of goods and services financed out of its funds is based on the principles of economy and efficiency. For this purpose, ADB generally requires that competitive bids be sought from potential suppliers, that engineering and other plans and specifications be drawn up independently of the suppliers or manufacturers and, if appropriate, that independent consultants be retained.

Ordinary Operations Program Lending

ADB's program lending is designed to promote poverty reduction through appropriate policy and institutional reforms over the medium- to long-term. The loan proceeds may be used

to finance economy-wide import requirements on the basis of a negative import list, or where necessary and appropriate, sector specific import requirements on the basis of a positive import list. Under the current policy, program lending as a percentage of total lending on a three-year moving average basis is subject to a ceiling of 20% in normal circumstances. Additionally, ADB has adopted a program cluster approach (whereby a single approval can be given for two or more related subprograms) as an extension of its program lending modality to enhance flexibility and has extended the time frame for program implementation to seven years. ADB has also introduced a special program loan facility (SPL) to provide, on an exceptional basis, assistance as part of an international rescue package providing substantial support beyond ADB's anticipated assistance levels to crisis-affected countries. ADB charges higher rates for SPLs to help mitigate potential adverse effects on ADB's financial strength and risk bearing capacity. SPLs do not count against the ceiling on regular program lending.

ADB established a $3 billion equivalent Countercyclical Support Facility (CSF) in June 2009 to provide additional assistance for a limited period of time to crisis-affected developing member countries. The authority to grant loans under the CSF expired on December 31, 2010.

Nonsovereign Operations

ADB's nonsovereign operations are integral to the objectives of Strategy 2020, which include a target of 50% of ADB's operations by 2020 in support of private sector development and private sector operations. ADB focuses on nonsovereign projects with significant development impact as well as on initiatives that stimulate the private sector and lead to accelerated, sustainable, and inclusive growth.

In support of these objectives, ADB assumes greater, but thoroughly assessed, risks and acts as a catalyst for investments that the private sector does not normally make. It helps developing member countries attract direct private sector investments that support inclusive growth and improve the environment. To do so, ADB's tools include direct financing, credit enhancements, risk mitigation guarantees, and innovative new financial instruments.

In its nonsovereign operations, ADB directly assists developing member countries through projects with development impact that may have limited access to capital. ADB participates in projects through nonsovereign loans (direct loans to private and/or public sector entities, including state-owned enterprises, without sovereign counterguarantees); equity investments; and credit enhancement products (including guarantees and syndications,[3] where ADB arranges a complete financing package for a project and thus encourages local and international commercial banks to participate).

ADB's nonsovereign operations focus on two of the core areas of operations identified in Strategy 2020: infrastructure (with particular emphasis on energy) and finance. Strategic interventions through public-private partnerships focus on renewable energy and other

[3] Syndications include B-loans, unfunded risk participations, guarantor-of-record structures, and risk distributions. A B-loan is a loan made by ADB but funded by eligible third-party commercial financiers where ADB itself is also lending to the transaction. An unfunded risk participation enables ADB to transfer risk and to share any associated recovery rights with respect to a loan provided by ADB with one or more syndicate members. Guarantor-of-record structures allow ADB to issue a guarantee for the entire amount of the coverage requested but retains only a portion of the exposure for its own account while the remaining exposure is underwritten by insurance providers. Risk distributions enable ADB to transfer risk and to share any associated recovery rights with respect to a guarantee provided by ADB with one or more syndicate members. Syndications complement a direct loan funded by ADB.

infrastructure sectors. ADB finances commercially viable infrastructure projects that are structured or capable of being structured as public-private partnerships.

Newly approved financial assistance in 2010 reached $2.2 billion. Since its first private sector investment in 1983, ADB has approved 251 nonsovereign projects for total assistance amounting to $12.3 billion, including equity investments, direct loans and B-loans, and guarantees. At the end of 2010, nonsovereign projects in 24 developing member countries were under administration.

ADB's participation is meant to catalyze or bring about financing from other sources – both local and foreign – and not to compete with these sources. ADB cannot be the largest single investor in an enterprise. As needed, ADB will help mobilize additional debt from commercial banks and other development institutions and financing partners. This may be through parallel financing, separate from the ADB financing package, or through syndication arrangements in which ADB acts as lender of record and commercial banks take a participation in the ADB loan. Alternatively, ADB may provide guarantees or act as a guarantor of record to commercial financial institutions.

Generally, the nonsovereign exposure to any one obligor or project may not exceed:

(i) for loans or credit guarantees that are not guaranteed by eligible counterparties, the lesser of $250 million and an amount equal to:

a) 25% of the total project cost, in the case of a limited recourse project financing;

b) 25% of the total assets, including the amount to be financed, in the case of a corporate loan; or

c) 50% of tangible net worth, in the case of a loan to a bank;

(ii) for loans or credit guarantees that are comprehensively guaranteed by eligible counterparties, the lesser of $400 million and an amount equal to 70% of the total project cost, in the case of a limited recourse project financing or, the total assets of the borrower, in the case of a corporate loan;

(iii) for political risk guarantees, the lesser of $400 million and an amount equal to 40% of the total project cost, in the case of a limited recourse project financing, or the total assets of the borrower, in the case of another type of financing; and

(iv) for equity investments, the lesser of $75 million and an amount equal to:

a) 25% of the net worth of the investee (inclusive of ADB's investment), when investing in a project, financial institution or corporate entity; or

b) 25% of committed amounts, when investing in a private equity fund.

When ADB provides more than one form of financing to an obligor or project, nonsovereign operations exposure to the obligor or project may not exceed $400 million, provided however that:

(i) the aggregate amount of loans, credit guarantees and equity investments may not exceed $250 million and further, that the amount invested as equity may not exceed $75 million; or

(ii) the aggregate amount of loans, credit guarantees and equity investments further may not exceed:

a) 25% of total project costs, when investing in a project;

b) 25% of total assets, when investing in a corporation; or

c) 35% of tangible net worth, when investing in a bank.

Technical Assistance

ADB is authorized to meet requests from member countries for technical assistance in such fields as the preparation and evaluation of specific development projects, the preparation and execution of development plans, and the creation and strengthening of institutions serving agriculture, industry, and public administration. Recipients of technical assistance may be governments or any of the other entities authorized under the Charter. ADB extends technical assistance as grants or loans. Since 2005, ADB has also provided technical assistance for private sector development.

In April 2001, the Board of Directors approved the use of ordinary capital resources current income to finance certain technical assistance operations. In 2003, ADB reverted to the practice of allocating ordinary capital resources net income to the Technical Assistance Special Fund and of financing technical assistance activities through this fund and various other funding resources. On an exceptional basis, ADB committed $10.0 million from its ordinary capital resources net income to the Java Reconstruction Fund in November 2008, for the purposes of Yogyakarta and Central Java reconstruction. This was treated as a technical assistance grant in 2008.

Ordinary Operations

ADB's lending limitation policy approved in December 2008 limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. As of December 31, 2010, the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantees was $47,077.7 million ($42,674.1 million in 2009), compared with a maximum lending ceiling on such date of $155,688.5 million ($72,208.0 million in 2009).

Loans

From its establishment through December 31, 2010, ADB had approved loans, net of terminations and reductions, aggregating $126,366.9 million in its ordinary operations. At December 31, 2010, the total amount of ADB's loans outstanding, undisbursed balances of

effective loans, and loans not yet effective in its ordinary operations was $70,509.9 million. On such date, the six largest borrowers from ADB in its ordinary operations, accounting for 86.4% of the aggregate amount of all approved ordinary operations loans less amounts cancelled and repaid, were the People's Republic of China (24.5%), India (21.5%), Indonesia (16.1%), Pakistan (10.4%), Philippines (8.2%), and Viet Nam (5.7%).

In 2010, 67 ordinary operations loans totaling $9,249.7 million were approved, as compared with 64 ordinary operations loans totaling $11,019.9 million in 2009. Of the 2010 approved loans, $8,197.0 million were sovereign loans and $1,052.7 million were nonsovereign loans, as compared with $10,577.0 million and $442.9 million, respectively, in 2009. Of the total approved ordinary operations loans in 2010, 40.0% were to the People's Republic of China and India.

During 2010, loan disbursements totaled $5,944.4 million, which represented a decrease of 24.7% from the $7,897.7 million disbursed in 2009. Regular principal repayments in 2010 were $2,310.8 million ($1,884.2 million in 2009), while prepayments amounted to $33.5 million ($6.7 million in 2009). In 2010, two loans were fully prepaid for $1.6 million and two loans partially prepaid for $31.9 million. As of December 31, 2010, the total loans outstanding after allowance for loan losses and net unamortized loan origination costs amounted to $45,943.8 million ($41,713.0 million in 2009) of which $43,634.3 million were sovereign loans and $2,309.5 million were nonsovereign loans.

A summary of the ordinary operations outstanding loan commitments of ADB by member country as of December 31, 2010 is set forth in *Appendix V* of the *Financial Statements.* A breakdown by sector of the ordinary operations loans approved by ADB since its establishment, net of terminations and reductions, and those loans that were effective (approved loans as to which the conditions precedent to disbursement have been met and which have not been cancelled or repaid) as of December 31, 2010 is shown in *Table 4.*

Table 4: Sectoral Breakdown of Ordinary Operations Loans
As of December 31, 2010

Sector	Total Approved Loans		Total Outstanding Effective Loans [a]	
	$ million	%	$ million	%
Transport and ICT	34,237.2	27.1	19,827.1	32.1
Energy	28,753.8	22.8	11,593.3	18.8
Finance [b]	17,563.9	13.9	4,556.8	7.4
Public Sector Management	11,811.7	9.3	9,438.7	15.3
Water Supply and Other Municipal Infrastructure and Services	10,163.5	8.0	5,475.1	8.9
Agriculture and Natural Resources	9,175.6	7.3	3,511.3	5.7
Multi-Sector	6,747.8	5.3	4,752.8	7.7
Industry and Trade	3,072.6	2.4	676.7	1.1
Education	2,791.7	2.2	1,124.7	1.8
Health and Social Protection	2,049.2	1.6	804.0	1.3
Total	126,366.9	100.0	61,760.5	100.0

[a] Includes outstanding loans and undisbursed effective loans.
[b] Excludes a $45 million loan for the Trade Finance Program approved in 2003.
Note: Figures may not add up due to rounding.

ADB's loans generally cover only a portion of the total costs of the projects and programs they finance. Large- and medium-scale projects financed by ADB from its ordinary capital resources with loans approved through December 31, 2010 were estimated, at the time of their respective approvals, to have a total aggregate cost of approximately $376,506.2 million, of which approximately 33.6% was to be financed by ADB. In addition, ADB has made loans

to finance portions of the total costs of smaller-scale projects in a sector, directly or under relending arrangements. In 2010, $2,850.3 million from official sources was mobilized in loan cofinancings for 19 loan projects, $469.0 million of which is administered by ADB and $2,381.3 million of which is under collaborative arrangements.

In 2005, ADB established the multitranche financing facility (MFF), a debt financing facility that allows ADB to deliver financial resources for a specific program or investment in a series of separate financing tranches over a fixed period. Financing tranches may be provided as loans, guarantees, equity or any combination of these instruments based on periodic financing requests submitted by the borrower. In 2010, 12 MFFs totaling $3.9 billion (10 MFFs totaling $5.0 billion in 2009), were approved under ordinary capital resources. Periodic financing requests under MFFs amounting to $3.1 billion were approved in 2010 ($3.1 billion in 2009).

Since September 2005, ADB has provided financing without a sovereign guarantee to entities that can be considered public sector borrowers but are structurally separate from the sovereign or central government. Such entities include state-owned enterprises, government agencies, municipalities, and local government units. No loans to state-owned enterprises without a sovereign guarantee were approved in 2010 (two loans for $134.3 million in 2009).

In June 2009, the Board of Directors approved the establishment of the CSF to provide up to $3.0 billion equivalent in financing in response to the global economic crisis that spread to the region. The CSF was available in 2009 to 2010 and was aimed at providing support to the countercyclical development expenditure/policy program of developing member countries. Five sovereign loans totaling $2.5 billion were approved and fully disbursed as of December 31, 2010. The loans approved under the CSF carry a lending spread of 2% over 6-month LIBOR. Rebates and surcharges also apply to the CSF. In 2010, a total of $4.1 million of surcharges were collected on loans under the CSF.

Sovereign and Nonsovereign Loans

The majority of ADB's ordinary operation loans (94.3%) have been made to the public sector (member countries and with the guarantee of the concerned member, government agencies or other public entities). The rest have been made to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. A summary of cumulative approvals and the portfolio position of sovereign and nonsovereign loans is shown in *Table 5.*

Table 5: Lending Status at December 31
(in millions of U.S. dollars)

	Sovereign		Nonsovereign	
	2010	2009	2010	2009
Cumulative Approvals [a]	120,324	112,182	5,997	5,174
Cumulative Effective Loans [b]	97,608	93,119	4,564	3,939
Cumulative Repayments [c]	40,003	38,081	1,553	1,283
Outstanding	43,567	39,754	2,366	1,978
Undisbursed [d]	22,902	21,324	1,675	1,554
Total Loans	66,469	61,078	4,041	3,532

[a] Net of loan terminations and reductions.

[b] Effective loans are loans (whether disbursed or undisbursed) which have been approved by ADB and in respect of which all conditions precedent to drawdown have been satisfied. Includes revolved amount under the Trade Finance Program.

[c] At historical U.S. dollar equivalents.

[d] Includes not yet effective loans.

Note: Figures may not add up due to rounding.

ADB has not suffered any losses of principal on sovereign loans. ADB maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. During 2010, $2.7 million of loan loss provision was written back on one loan ($1.6 million on two loans in 2009). There was no accumulated loan loss provision for sovereign loans as of December 31, 2010 ($2.7 million in 2009).

Loan loss provisions for nonsovereign loans totaling $40.4 million were charged against income during 2010 ($130.2 million in 2009) mainly due to the recognition of collective loan loss provisions for the probable impairment of the credit exposure on the outstanding loans that are evaluated but are not individually considered impaired (see *Appendix VIII* of the *Financial Statements, Notes E* and *M*).

In conjunction with its income planning framework, in 2004 ADB established a loan loss reserve for its sovereign loans and guarantee portfolios, which is presented under "Capital and Reserves" in the balance sheet. In December 2006, the Board of Directors approved the application of this policy to nonsovereign credit exposures. As of December 31, 2010, the loan loss reserve amounted to $246.0 million, as compared to $493.2 million as of December 31, 2009 (see *Appendix VIII* of the *Financial Statements, Note L*).

Lending Windows

ADB's currently available lending windows are the LIBOR-based loan (LBL) window and the local currency loan (LCL) window. Until June 30, 2001, ADB had three lending windows for loans from ordinary capital resources, namely, the pool-based multicurrency loan (PMCL) window, the pool-based single currency loan (PSCL) window in U.S. dollars, and the market-based loan (MBL) window. With the introduction of the LBL window, the PMCL and MBL windows were retired on July 1, 2001 and the PSCL window was retired on July 1, 2002.

The LBL window was introduced in July 2001 in response to borrower demand for new ADB financial loan products to suit their project needs and external debt risk management strategies. The LBL product gives borrowers a high degree of flexibility in terms of (i) choice of currency and interest rate basis; (ii) various repayment options (for sovereign loans negotiated after January 1, 2007, borrowers have the following repayment options: annuity type, straight-line, bullet, and custom-tailored repayment terms to match their cash flow projections); (iii) the ability to change the original loan terms at any time during the life of the loan; and (iv) the option to purchase a cap and collar on a floating lending rate at any time during the life of the loan, while at the same time providing low intermediation risk to ADB.

The Board of Directors approved the introduction of the LCL window in August 2005. The LCL window is available to both private sector and public sector entities. ADB aims to reduce currency mismatches in its developing member countries by extending LCLs in close cooperation with the local financial sector to complement and catalyze local financial resources. In addition, LCL activities can have important benefits for developing local capital markets.

A breakdown of ADB's ordinary operations loan portfolio by loan product as of December 31, 2010 and December 31, 2009 is presented in *Table 6*.

Table 6: Loan Portfolio by Loan Products
as of December 31
(in millions of U.S. dollars)

	Sovereign		Nonsovereign	
	2010	2009	2010	2009
LIBOR-based Loans				
Outstanding	32,388	28,189	1,654[a]	1,309[a]
Undisbursed	22,752	20,824	949[a]	1,241[a]
Market-based Loans				
Outstanding	414	449	60	79
Undisbursed	–	–	–	–
Pool-based Single Currency (JPY) Loans				
Outstanding	2,392	2,615	–	–
Undisbursed	–	–	–	–
Pool-based Single Currency (U.S.$) Loans				
Outstanding	5,857	6,482	–	–
Undisbursed	–	–	–	–
Countercyclical Support Facility (CSF)				
Outstanding	2,500	2,000	–	–
Undisbursed	–	500	–	–
Local Currency Loans				
Outstanding	–	–	647	578
Undisbursed	151	–	726	314
Others				
Outstanding	16	19	5	12
Undisbursed	–	–	–	–
Total				
Outstanding	43,567	39,754	2,366	1,978
Undisbursed [b]	22,902	21,324	1,675	1,554

– = Nil.

[a] Includes lending without sovereign guarantee to state-owned enterprises.

[b] Undisbursed balances include undisbursed effective loans and loans approved but not yet effective.

Note: Figures may not add up due to rounding.

Financial Terms of Loans

Currently Available Financial Terms

LBL window: ADB offers loans denominated in euros, yen or U.S. dollars. Since November 2006, ADB has been authorized to offer additional loan currencies to borrowers from time to time. Initially, the loans bear a floating interest rate. Borrowers may direct ADB to automatically implement a series of interest rate fixings either by period or by amount. With a floating interest rate, the lending rate is reset every six months on each interest payment date. The lending rate is the cost base rate plus a contractual spread that is specified in the loan agreement. The cost base rate is equal to LIBOR and is reset every six months.

For sovereign loans negotiated before October 1, 2007, the lending spread is 0.60%. In 2010, the Board of Directors approved, for borrowers of such loans that do not have arrears with ADB, a waiver of 20 basis points off the lending spread for interest periods up to and including December 31, 2011.

In December 2007, the Board of Directors approved an effective contractual spread of 0.20% for all sovereign loans negotiated on or after October 1, 2007. No waiver mechanism applies for such loans.

On April 12, 2010, the Board of Directors approved an effective contractual spread of 0.30% for all sovereign loans negotiated from July 1, 2010 up to and including June 30, 2011, and an effective contractual spread of 0.40% for all sovereign loans negotiated on or after July 1, 2011. No waiver mechanism applies for such loans.

The lending spread for nonsovereign loans reflects, among other considerations, the credit risk of the specific project and borrower and is determined on a case-by-case basis by the Investment Committee.

A commitment fee is levied on the undisbursed balance of effective sovereign loans, beginning 60 days after execution of the applicable loan agreement. For project loans signed or negotiated on or before January 1, 2007, the commitment fee is 0.75% per annum and accrues on the following increasing portions of the total loan amount (less cumulative disbursements): 15% in the first year, 45% in the second year, 85% in the third year, and 100% thereafter. For project loans negotiated after January 1, 2007 and before October 1, 2007, a single-rate commitment fee of 0.35% per annum applies. For program loans negotiated during the same period, the commitment fee is 0.75% per annum.

In 2010 the Board of Directors approved for borrowers of sovereign loans that do not have arrears with ADB a waiver of (i) 0.10% per annum of the commitment fee for project loans negotiated after January 1, 2007 and before October 1, 2007 and (ii) 0.50% per annum of the commitment fee for all program loans negotiated before October 1, 2007. The waiver of the commitment fee will be applicable with respect to all interest periods up to and including December 31, 2011.

In December 2007, the Board of Directors approved the reduction of the commitment charge from 0.35% for project loans and from 0.75% for program loans to 0.15% for both project and program loans negotiated on or after October 1, 2007. No waiver mechanism applies for such loans.

For nonsovereign loans, the commitment fee is negotiated between ADB and the borrower for each individual loan.

For sovereign loans negotiated before October 1, 2007, a front-end fee of 1% is charged on sovereign loans, with the borrowers being given the option to capitalize the fee. In December 2007, the Board of Directors approved the elimination of front-end fees for sovereign loans negotiated on or after October 1, 2007.

ADB also charges a market-based front-end fee on nonsovereign loans to cover the administrative costs incurred in loan origination. Front-end fees are typically in the range of 1.0% to 1.5% depending on the transaction.

Rebates and surcharges are standard features of sovereign LBLs. To maintain the principle of cost pass-through pricing policy, ADB may recover from or return to its sovereign borrowers the difference between its actual funding costs and LIBOR through a surcharge or rebate. ADB's funding cost margins are reset on January 1 and July 1 every year and are based on the actual average funding cost margin above or below LIBOR in the applicable currency for the preceding 6 months. The rebates or surcharges are passed on to the borrowers by incorporating them into the interest rate for the succeeding interest period. ADB returned an actual sub-LIBOR funding cost margin of $85.4 million to its LBL sovereign borrowers in 2010 ($82.2 million in 2009) based on the rebate rates.

Table 7: Funding Cost Margin
(% per annum)

	LIBOR-based Loans	
	U.S. dollar	yen
January 1, 2010	(0.28)	(0.28)
July 1, 2010	(0.26)	(0.27)

( ) = Negative.

LCL window: ADB prices its LCL product according to transparent pricing principles. The cost base rate depends on whether financing in a local currency is based on back-to-back funding or the pool-based approach. For back-to-back funding, the cost base rate comprises ADB's cost of a funding transaction undertaken to finance a specific loan. For a pool-based funding approach, the cost base rate is based on a local floating rate benchmark. All LCLs initially have a floating rate until the borrower requests a fixed rate. For a floating rate loan, the lending rate will change based on the underlying local currency benchmark. For fixed rate loans, the lending rate will be based on the swap equivalent of ADB's cost base rate as of the rate fixing date that corresponds to the maturity and amortization schedule of the disbursement. Rate fixings are subject to ADB being able to enter into appropriate hedging transactions in the local market.

The lending spread follows similar principles to those applied to ADB's LBL product. The effective contractual spread of 0.30% approved by the Board of Directors on April 12, 2010 for sovereign LBLs negotiated from July 1, 2010 up to and including June 30, 2011 also applies to LCLs negotiated from July 1, 2010 up to and including June 30, 2011 that are guaranteed by sovereigns, and the effective contractual spread of 0.40% for all sovereign LBLs negotiated on or after July 1, 2011 also applies to LCLs negotiated on or after July 1, 2011 that are guaranteed by sovereigns. For non-guaranteed LCLs, risk-based pricing is used to determine the lending spread, which is negotiated separately for each loan. In determining the lending spread for these loans, security arrangements, market-based pricing levels, and credit risk factors for each specific loan, among others, must be considered.

Front-end fees and commitment charges are handled similarly to the LBL product. All LCLs negotiated on or after October 1, 2007 that are guaranteed by sovereigns will not be charged front-end fees, and commitment charges for undisbursed amounts on such loans will be 0.15%. For non-guaranteed loans, the front-end fee will vary from case to case, typically ranging from 1.0% to 1.5% of the loan amount, or less if the overall project return justifies it. For non-guaranteed loans, the commitment fee is loan-specific, typically in a range of 0.50% to 0.75% per annum on the undisbursed loan balances.

Borrowers are allowed to prepay all or part of the disbursed and outstanding balance of a LCL during the life of the loan. However, prepayment charges will apply based on the costs, if any, that ADB incurs as a result of the prepayment for the remainder of the term of the prepaid loan. Borrowers are allowed to cancel all or part of the undisbursed balance at any time. No cancellation charge applies if ADB follows a pool-based funding approach. A cancellation charge may apply for back-to-back funding to compensate ADB for any costs incurred as a result of the cancellation.

Rebates and surcharges apply to sovereign guaranteed LCLs that are funded under the pool-based approach. This principle is identical to the pricing approach for ADB's LBL product, and upholds the principle of automatic cost pass-through pricing. The approved simplification mechanism for rebates and surcharges for LBLs in November 2006 is also applicable to LCLs.

Under the LCL window, borrowers have the option to change the interest basis of a local currency loan at any time during the life of the loan by requesting an interest rate conversion to fix or unfix their interest rate, subject to relevant swap market opportunities available to ADB in the local market. The terms and conditions that ADB can achieve by executing the necessary hedging transactions are passed on to the borrower, plus a transaction fee of 0.0625%, which is identical to the fee charged for these transactions under the LBL policy, except for the first series of interest rate conversions for which no fee is charged.

Previously Available Financial Terms

PSCL lending windows: The lending rates for the PSCL yen and PSCL U.S. dollar are determined on the basis of ADB's average cost of borrowings for the previous six months plus a lending spread, which is the same as the lending spread applicable to sovereign LBLs negotiated before October 1, 2007. ADB's pool-based variable lending rates for the years 2010 and 2009 are shown in *Table 8.*

Table 8: Pool-based Lending Rates[a]
(% per annum)

	2010	2009	PSCLs
January 1	1.62	1.92	yen
	4.14	5.03	U.S. dollar
July 1	1.62	1.90	yen
	3.83	4.57	U.S. dollar

[a] Lending rates are set on January 1 and July 1 every year, are valid for 6-month periods and are represented net of the 20 basis points lending spread waiver.

In November 2006, the Board of Directors approved an option for all PSCL borrowers to convert their outstanding loan balances under PSCLs to LBLs at prevailing market rates at the time of conversion.

MBL lending window: The interest rates on MBLs are either fixed or floating. The lending rates for MBLs are determined on the basis of 6-month LIBOR with reset dates of either March 15 and September 15 or June 15 and December 15 plus a lending spread. The lending spread for MBLs to financial intermediaries in the public sector is the same as that applicable to pool-based public sector loans. For private enterprises, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to particular borrowers and

projects. A front-end fee of about 1.0% to 1.5% of the loan amount and a commitment fee of about 0.50% to 0.75% per year on the undisbursed balance are typically charged on MBLs.

Debt Management Products

The Board of Directors approved in November 2006 the introduction of debt management products to members and entities fully guaranteed by members in relation to their third-party liabilities. In offering debt management products for third-party liabilities, ADB is able to contribute to the economic development of its developing member countries by allowing members or guaranteed entities to improve debt management, thereby potentially reducing economic volatility, reducing borrowing costs, improving access to capital markets, and freeing up scarce financial resources for economic development.

Debt management products offered by ADB include currency swaps, including local currency swaps, and interest rate swaps. While currency swaps include the possibility of members or guaranteed entities transforming a foreign currency liability into a local currency liability, the reverse transformation of a local currency liability into a foreign currency liability is not offered.

Equity Investments

ADB provides assistance in the form of equity investments, in addition to loans without government guarantees, and other financing schemes. The Charter allows the use of ordinary capital resources for equity investments in an amount up to 10% of ADB's unimpaired paid-in capital together with reserves and surplus, exclusive of special reserves. The total equity investment portfolio – for both outstanding and undisbursed approved equity investments – amounted to $1,186.7 million at December 31, 2010 ($1,046.0 million at December 31, 2009). This represented about 79.0% of the ceiling defined by the Charter.

In 2010, eight equity investments totaling $243.0 million were approved, as compared with five equity investments totaling $220.0 million in 2009. In 2010, ADB disbursed a total of $192.6 million in equity investments, a 228.1% increase from $58.7 million disbursed in 2009, and received a total amount of $111.3 million from capital distributions and divestments, whether in full or in part, in 30 projects. The divestments were carried out in a manner consistent with good business practices, after ADB's development role in its investments had been fulfilled, and without destabilizing the companies concerned.

For additional information on Equity Investments, see *Appendix VIII* of the *Financial Statements, Note G.*

Guarantees

To catalyze capital flows into and within its developing member countries for eligible projects, ADB extends guarantees for eligible projects which enable financing partners to transfer certain risks that they cannot easily absorb or manage on their own to ADB. ADB's guarantees support infrastructure projects, financial institutions, capital market investors and trade financiers, and cover a wide variety of debt instruments. Guarantees may provide either comprehensive (financial risk) or limited coverage, including political risk.

Guarantees can be provided when ADB has a direct or indirect participation in a project or related sector, through a loan, equity investment or technical assistance. Guarantee tenors are based on the requirements of the underlying project and are callable when a guaranteed event has occurred. Guarantee fees vary depending on whether ADB benefits from a sovereign counterindemnity or not. Guarantees with a sovereign counterindemnity are priced equivalent to ADB's sovereign lending spread; without a sovereign counterindemnity, they are market priced. If a counterindemnity is partial (that is, it covers only selected risks, amounts, or periods), the final price blends the price applicable for the respective parts. ADB may charge or pay administrative and other fees that are specific to the processing and implementation of a credit enhancement product, consistent with industry practice.

Guarantees can cover many forms of debt instruments, including but not limited to (i) senior, subordinated, mezzanine and convertible debt; (ii) project or limited recourse financing; (iii) tier 2 capital raised by banks; (iv) shareholder loans; (v) capital market debt instruments; (vi) performance, bid, advance payment and other payment bonds; (vii) letters of credit, promissory notes, bills of exchange or other forms of trade finance instruments; and (viii) other forms of scheduled or contingent liability that constitute debt. Equity instruments are ineligible for guarantee coverage.

Guarantees generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after December 31, 2002 in accordance with ASC 460, *Guarantees,* ADB recognized at the inception of a guarantee the non-contingent aspect of its obligations. ADB's total exposure on signed and effective loan guarantees is disclosed in *Appendix VIII* of the *Financial Statements, Note F.*

ADB offers two primary guarantee products – a political risk guarantee and a credit guarantee – both designed to mitigate risk exposure of financing partners.

Political risk guarantee: ADB's political risk guarantee is designed to facilitate cofinancing by providing financing partners with coverage against specifically defined political risks. Coverage is available against any combination of the risks of expropriation, currency inconvertibility or non-transferability, political violence, breach of contract, and other events arising from political causes. All or part of the outstanding debt service obligations to a financing partner may be covered. The cover may be for principal and/or interest payment obligations.

Credit guarantee: The credit guarantee (CG) of ADB is designed to cover all events of nonpayment of the guaranteed obligation. It can cover up to 100% of the principal and/or interest owed under a debt instrument. CG cover is particularly useful for projects in developing member countries with restricted access to financial markets, but which ADB considers creditworthy and financially sound. CGs can cover local currency debt, including domestic bond issues or long-term loans from local financial institutions.

In 2010, ADB approved five new guarantees amounting to $982.3 milllion (one guarantee amounting to $325.0 million in 2009).

ADB's exposure on guarantees as of December 31, 2010 and December 31, 2009 is shown in *Table 9.*

Table 9: Outstanding Guarantee Exposure
as of December 31
(in millions of U.S. dollars)

	2010 Outstanding Amount	2009 Outstanding Amount
Credit Guarantees	1,836	1,451
Political Risk Guarantees	132	147
Others	1	1
Total	1,969	1,599

Syndications

Syndications enable ADB to transfer some or all of the risk associated with its direct loans and guarantees to its financing partners, thereby reducing its credit exposure. Syndications, including fronting, 'reinsurance' and sell-down arrangements, are used by ADB to mitigate and diversify the risk profile of its nonsovereign portfolio.

Syndications can occur before financial close or during the tenor of the underlying debt depending on market conditions, the status of the associated project, and the need for ADB to adjust its portfolio from time to time. Syndications enable appropriate balancing of ADB's risk exposures and may be arranged on an individual, portfolio, or any other basis consistent with industry practices. Under a fronting or 'reinsurance' arrangement, ADB shares any associated recovery under the ADB loan with financing partners participating in the syndication, while under a 'reinsurance' arrangement ADB assumes counterparty risk on the financing partner should it fail to meet its obligation to indemnify ADB. In 2010, $320.0 million for syndications through B-loans was provided for three projects ($276.2 million for three projects in 2009).

FUNDING RESOURCES

ADB's ordinary operations are financed from ADB's ordinary capital resources, which consist primarily of its subscribed capital stock, proceeds from its borrowings, and funds derived from its ordinary operations.

Capital

In April 2009, the Board of Governors adopted Resolution No. 336 which provides for a fifth general capital increase (GCI V) in ADB's authorized capital stock and subscriptions of an additional 7,092,622 shares by ADB's members. As of December 31, 2010, ADB received subscriptions from 56 out of 67 members totaling $70.0 billion, representing 82% of the shares authorized under GCI V. After the year-end, four additional members' subscriptions totaling $0.6 billion became effective, bringing the subscriptions to 82.5% of the shares. On January 26, 2011, the Board of Directors approved an extension of the GCI V subscription period until June 30, 2011.

The total authorized capital of ADB is 10,638,933 shares valued at $163,842.8 million as of December 31, 2010. Subscribed capital as of December 31, 2010 is 9,347,201 shares valued at $143,949.7 million. Of the subscribed capital as of December 31, 2010, $4,329.9[4] million was

[4] Received in the form of cash and promissory notes.

paid-in, $3,084.7 million represented "paid-in" shares for which installments were not yet due and $136,535.1 million was callable.

The Charter contains provisions under which a member is required to pay to ADB additional amounts of its currency to maintain the value of ADB's holdings in such currency (except those derived from borrowings and from contributions to Special Funds) and ADB is required to pay to members amounts of their currencies necessary to adjust such value, in order to restore such value to the amount of the member's paid-in capital. However, pending a decision on the denomination and valuation of ADB's capital, ADB has suspended the implementation of these provisions (see *Appendix VIII* of the *Financial Statements, Note K*).

Equity

Total shareholders' equity on a statutory reporting basis increased from $15,176.1 million as of December 31, 2009 to $15,878.5 million as of December 31, 2010. This was due primarily to the net effect of changes in the special drawing rights (SDR) value of capital and reserves of $166.7 million, increase in paid-in capital for the installment payments received amounting to $384.5 million, and increase in net income for the year of $651.2 million. These increases were offset mainly by a net decrease in other comprehensive income of $95.7 million, allocations to the Special Funds totaling $180 million ($120 million to the Asian Development Fund, $40 million to the Technical Assistance Special Fund, $10 million to the Regional Cooperation and Integration Fund, and $10 million to the Climate Change Fund) promissory notes received for capital subscriptions of $198.9 million and other adjustments amounting to $25.4 million.

Paid-in Capital

As of December 31, 2010, 97.0% of the total paid-in capital of ADB was paid or payable in gold or convertible currencies, and 3.0% in the currencies of members with non-convertible currencies.

ADB's paid-in capital may be freely used in its ordinary operations, except that developing member countries have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and intended for use in their respective territories. Paid-in capital aggregating $3.3 million was restricted as of December 31, 2010 (see *Appendix VIII* of the *Financial Statements, Note C*).

The Charter authorizes the Board of Governors, by a vote of two-thirds of the total number of Governors representing at least three-quarters of the total voting power of the members, to set aside to Special Funds up to 10% of ADB's unimpaired capital paid-in by members (see *Special Operations*). As of December 31, 2010, a total of $74 million (1.0% of unimpaired paid-in capital) had been set aside and transferred to the Asian Development Fund, one of ADB's Special Funds.

Callable Capital

The callable portion of subscriptions to ADB's capital stock is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. Callable capital consequently may not be called for use in ADB's lending operations.

In the event of a capital call, payment may be made at the option of the member in gold, in convertible currency or in the currency required to discharge the obligations of ADB for the purpose for which the call is made.

No call has ever been made on ADB's callable capital. Calls on the callable portion of subscriptions are required to be uniform in percentage on all callable shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such calls would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet ADB's obligations. No member could be required, however, to pay a total amount greater than the unpaid balance of the callable portion of its subscription to ADB's capital stock.

As of December 31, 2010, 23 ADB members holding 60.4% of the total subscribed capital of ADB and 55.2% of the total voting power were also members of the OECD. Presented in *Table 10* is the capital subscription of such OECD members. These OECD members' total callable capital was equivalent to 171.2% of ADB's outstanding borrowings after swaps at December 31, 2010.

Table 10: Capital Subscription of OECD Members
(in millions of U.S. dollars)

	Subscribed Capital	Callable Capital
Japan	25,513	24,237
Australia	9,459	8,986
Canada	8,551	8,124
United States	8,504	7,909
Korea, Republic of	8,235	7,823
Germany	7,072	6,718
France	3,805	3,615
United Kingdom	3,339	3,172
Italy	2,955	2,807
New Zealand	2,511	2,385
Netherlands	1,677	1,593
Austria	556	528
Belgium	556	528
Denmark	556	528
Finland	556	528
Luxembourg	556	528
Norway	556	528
Spain	556	528
Sweden	556	528
Switzerland	318	296
Ireland	185	172
Portugal	185	172
Turkey	185	172
Total	86,944	82,408

Note: Figures may not add up due to rounding.

The capital subscription of all ADB members is shown in *Appendix VII* of the *Financial Statements.*

ADB's capital stock and reserves as of December 31, 2010 are shown in *Table 11.* Further information on capital stock such as valuation of capital stock, maintenance of value of currency holdings and membership is contained in *Appendix VIII* of the *Financial Statements, Notes B* and *K.*

Table 11: Ordinary Capital Stock and Reserves
(in millions of U.S. dollars)

	December 31, 2010
Subscribed	143,950
Less: Callable capital subscribed	136,535
Paid-in capital subscribed	7,415
Less: Other adjustments [a]	3,159
	4,256
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital, Net notional amounts required to maintain value of currency holdings, Reserves and Accumulated Net Income and Other Comprehensive Income [b]	11,623
Total Capital Stock, Reserves, Surplus and Accumulated Net Income and Other Comprehensive Income	15,879

[a] Comprises $74 million capital transferred to the Asian Development Fund and $3,085 million of paid-in capital subscribed but not yet due (see *Appendix VIII* of the *Financial Statements, Note K*).
[b] For a description of reserves, see *Appendix VIII* of the *Financial Statements, Note L.*

Borrowings

General Borrowing Policies

Under the Charter, ADB may borrow only with the approval of the country in whose market ADB's obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries and the availability of funds in such other countries, giving due regard to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

ADB's borrowing policy approved in December 2008 limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus). Based on such policy, the sum of such capital and reserves as of December 31, 2010 was $93,524.8 million ($46,914.9 million in 2009). The aggregate of ADB's gross outstanding borrowings of $48,612.9 million as of December 31, 2010 ($41,127.0 million as of December 31, 2009) was equivalent to 52.0% (87.7% in 2009) of such ceiling.

Funding Operations

ADB has borrowed in the capital markets of Australia; Austria; Belgium; Canada; People's Republic of China; Germany; Hong Kong, China; India; Italy; Japan; Republic of Korea; Kuwait; Luxembourg; Malaysia; Netherlands; Philippines; Saudi Arabia; Singapore; Switzerland; Taipei,China; Thailand; the United Arab Emirates; the United Kingdom; and the United States, as well as in international capital markets, from certain members and their central banks, and from commercial banks. ADB expects to continue to raise funds for its

ordinary operations through the issue and sale of debt obligations in national and international capital markets (including by means of private placements) and from official sources, as conditions permit. In addition, ADB undertakes bridge financing transactions under its $8 billion Euro-commercial Paper Programme to afford greater flexibility in the timing of its long-term borrowings. A summary of ADB's outstanding borrowings as of December 31, 2010 is set forth in *Appendix VI* of the *Financial Statements.*

ADB's primary borrowing objective is to ensure the availability of funds for its operations at the most stable and lowest possible cost. Subject to this objective, ADB seeks to diversify its funding sources across markets, instruments, and maturities. In 2010, ADB continued its strategy of issuing liquid benchmark bonds to maintain its strong presence in key currency bond markets, and raising funds through opportunistic financing and private placements, such as retail-targeted transactions and structured notes, which provide ADB with cost-efficient funding levels.

In 2010, ADB completed 92 borrowing transactions raising about $14.9 billion in long- and medium-term funds, as compared with $10.4 billion in 2009. The new borrowings were raised in nine currencies: Australian dollar, Brazilian real, yuan, Mexican peso, New Zealand dollar, South African rand, Swiss franc, Turkish lira, and U.S. dollar. A total $14.4 billion, or 96.1%, of the 2010 borrowings were swapped into U.S. dollars, and the remaining $0.5 billion, or 3.9%, were in yen (2.7%) and yuan (1.2%). The average maturity of ADB's 2010 borrowings was 4.9 years, as compared with 3.8 years in 2009. Of the total 2010 borrowings, $10.7 billion was raised through 20 public offerings including two global benchmark bond issues in U.S. dollar amounting to $5.5 billion, and a local currency bond issue. The remaining $4.2 billion was raised through 72 private placements. In addition, ADB raised $30.0 million in short-term funds under its Euro Commercial Paper Programme to enhance its presence in the market and to meet temporary cash needs. *Table 12* shows details of 2010 borrowings compared with borrowings in 2009.

Table 12: Borrowings
(in millions of U.S. dollars, unless otherwise specified)

	2010	2009
Medium- and Long-Term Borrowings		
Total Principal Amount	14,940	10,359
Average Maturity to First Call (years)	4.9	3.8
Average Final Maturity (years)	6.1	5.2
Number of Transactions		
Public Offerings	20	9
Private Placements	72	35
Number of Currencies (before swaps)		
Public Offerings	6	4
Private Placements	7	4
Short-Term Borrowings[a]		
Total Principal Amount[b]	30	340
Number of Transactions	1	4
Number of Currencies	1	1

[a] All euro-commercial paper.

[b] At year-end, the outstanding principal amount was nil in 2010 and 2009.

As of December 31, 2010, the total amount of outstanding borrowings after swaps was $48,121.2 million, as compared to $40,649.0 million in 2009. The average life of ADB's outstanding medium- and long-term borrowings at the end of 2010 and 2009 was 3.8 years and 3.7 years, respectively.

In January 2010, ADB issued its inaugural NZ$225 million ($162 million) 4-year Kauri bonds under a New Zealand Dollar 5 billion Domestic Medium-Term Note Programme. ADB also launched its first thematic bond in March 2010 raising $638 million through two tranches of water bond issues. These bond issues support projects under the Water Financing Program and highlight ADB's efforts to address Asia's water sanitation needs. Following the success of this offering, ADB launched its second thematic bond issue during the third quarter of 2010, issuing about $244 million of clean energy bonds in five tranches. These bonds highlight ADB's efforts in renewable energy and energy efficiency projects in the region, while meeting investor demand for specific thematic bonds.

ADB continued to pursue its objective of contributing to the development of regional bond markets and providing the appropriate local currency funding for its borrowers. In October 2010, ADB successfully launched its maiden CNY1.2 billion bonds in Hong Kong, China. ADB also raised Philippine peso and Thai baht through cost-effective cross-currency swaps.

Use of Derivatives

ADB undertakes currency and interest rate swaps to raise, on a fully hedged basis, currencies needed for its operations in a cost-efficient way while maintaining its borrowing presence in major capital markets. Figures 1 and 2 show the effects of swaps on the currency composition and interest rate structure of ADB's outstanding borrowings as of December 31, 2010. Interest rate swaps are also used for asset and liability management purposes to match the liabilities to the interest rate characteristics of loans.

Figure 1: Effect on Currency Composition
As of December 31, 2010



Currency Composition of Outstanding Borrowings
(Before Swaps)
Other Currencies[a]
38.2%
U.S. dollar
54.5%
yen
7.3%
Currency Composition of Outstanding Borrowings
(After Swaps)
Other Currencies[b]
9.4%
yen
1.6%
U.S. dollar
89.0%

[a] Other currencies include Australian dollar, Brazilian real, Canadian dollar, yuan, euro, Hong Kong dollar, Indian rupee, Kazakhstan tenge, Malaysian ringgit, Mexican peso, New Zealand dollar, Philippine peso, pound sterling, Singapore dollar, South African rand, Swiss franc, Thai baht, and Turkish lira.

[b] Other currencies include yuan, Indian rupee, Kazakhstan tenge, Philippine peso, pound sterling, and Swiss franc.

Figure 2: Effect on Interest Rate Structures
As of December 31, 2010



Interest Rate Structure of Outstanding Borrowings (Before Swaps)
Variable 6.7%
Fixed 93.3%
Interest Rate Structure of Outstanding Borrowings (After Swaps)
Fixed 8.9%
Variable 91.1%

LIQUIDITY PORTFOLIO MANAGEMENT

ADB's liquid assets are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions, and, to a limited extent, in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality. In compliance with its Charter, ADB does not convert currencies for investment; investments are made in the same currencies in which they are received. At December 31, 2010, ADB held liquid investments in 21 currencies.

ADB's Authority for Investment of Funds Not Needed in Operations (Investment Authority) governs its investments in liquid assets. The most recent Investment Authority was approved by the Board of Directors in November 2006. The primary objective of the Investment Authority is to ensure the security and liquidity of funds invested. Subject to this objective, ADB seeks to maximize the total return on its investments.

The liquidity policy approved by the Board of Directors in November 2006 requires that the total liquidity ceiling be set at twice the prudential minimum liquidity, discussed below, or 100% of outstanding loans whichever is lower. The total liquidity for all portfolios (described below) marked for ordinary capital resources operations, in the aggregate, should not exceed this limit without prior authorization from the Board of Directors.

The overriding objective of ADB's liquidity policy is to enable ADB to (i) obtain the most cost-efficient funding under both normal and stress situations and (ii) optimally manage liquidity in order to achieve its development mission of fighting poverty in the region. At the same time, the liquidity policy should follow sound banking principles in supporting and sustaining ADB's superior financial strength and in this regard, the liquidity policy is integral to ADB's financial and risk management policy framework.

Prudential Liquidity Portfolio

The main objective of the prudential liquidity portfolio (PLP) is to maintain (i) a prudential minimum liquidity (funded with equity and debt, if needed) and (ii) liquidity in excess of prudential minimum liquidity (funded with equity) as driven by net cash requirements, asset liability management and liquidity policy decisions.

The PLP is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio is funded by equity, and performance is measured against external benchmarks with an average duration of about 2.6 years.

Discretionary Liquidity Portfolio

The discretionary liquidity portfolio is funded by debt. The main purpose and objective of the discretionary liquidity portfolio is to provide flexibility in executing ADB's funding program over the short- to medium-term, permit borrowing ahead of cash flow needs, be responsive to favorable market conditions, avoid refinancing risk from a concentration of large borrowings and smoothen ADB's presence in the capital markets.

Working Capital Portfolios – Cash Cushion Portfolio and Operational Cash Portfolio

The cash cushion portfolio (CCP) and operational cash portfolio together are used as working capital portfolios to better manage ADB's cash flow needs. The objective of the operational cash portfolio is to manage net cash flow requirements expected over a 1-month horizon. It is funded by equity and invested in short-term highly liquid money market instruments. The portfolio performance is measured against short-term external benchmarks.

The CCP holds the proceeds of ADB's borrowing transactions pending the disbursement of these funds. It is invested in short-term money-market instruments, and the performance is measured against short-term external benchmarks. The CCP also aims at maximizing the spread earned between borrowing costs and investment income.

Year-End Balances of Liquidity Portfolios

The year-end balances of the portfolios in 2010 and 2009, including receivables for securities repurchased under resale arrangements, securities transferred under securities lending arrangements and unsettled trades, and accrued interest is presented in *Table 13.*

Table 13: Year-End Balances and Returns on Liquidity Portfolios

	Year - End Balance[a] *(in millions of U.S. dollars)*		Annualized Financial Return *(%)*	
	2010	2009	2010	2009
Prudential liquidity portfolio	12,592	10,302	3.50	3.83
Operational cash portfolio	218	198	0.15	0.13
Cash cushion portfolio	1,933	1,954	0.46	0.87
Discretionary liquidity portfolio	3,091	1,236	0.30[b]	0.34[b]
Others	453	500	1.36	4.14
Total	18,286	14,191		

[a] The composition portfolio may shift from one year to another as part of ongoing liquidity management.

[b] Spread over funding cost at December 31.

Note: Figures may not add up due to rounding.

FINANCIAL RISK MANAGEMENT

ADB continues to strengthen its Office of Risk Management (ORM) to support the planned growth in ADB's operations.

In carrying out its mission, ADB is exposed to various risks: (i) credit risk, (ii) market risk, (iii) liquidity risk, and (iv) operational risk. In this connection, ORM develops and implements policies and procedures to measure, monitor and control these risks. ADB's risk management governance also includes a Risk Committee which provides high-level oversight of ADB's risks and recommends risk policies and actions to the President and the Audit Committee of the Board of Directors. Management prepares integrated risk reports covering ADB's overall risk profile for the Board of Directors and the Audit Committee.

ADB conducts risk assessments of new nonsovereign transactions, provides independent monitoring following origination, and assumes responsibility for resolving distressed transactions when necessary. ADB also monitors its market and treasury risks, such as the credit quality of counterparties, interest rate risk, and foreign exchange risk. Finally, ADB monitors limits and concentrations, sets aside loan loss reserves, establishes loan loss provisions including collective provision requirements, and assesses its capital adequacy.

Credit Risk

Credit risk is the risk of loss that could result if a borrower or counterparty defaults or if its creditworthiness deteriorates. This includes concentration risk, which arises when a high proportion of the portfolio is allocated to a specific country, industry sector, obligor, type of instrument, or individual transaction and equity risk, which is the risk that the value of equity investments may fall or fluctuate.

ADB assigns a risk rating to each loan, guarantee and treasury counterparty on an internal scale from 1 to 14 (*Table 14*). For sovereign and treasury counterparties, the external rating is used in assigning the internal rating. For nonsovereign transactions, the rating typically is not higher than that of the sovereign.

Table 14: ADB Internal Risk Rating Scale

ADB Internal Rating Scale	Credit Rating Agency Equivalent	ADB Definitions
1	AAA / Aaa to A / A2	Lowest expectation of credit risk
2	A- / A3	Very low credit risk
3	BBB+ / Baa1	Low credit risk
4	BBB / Baa2	Low credit risk
5	BBB- / Baa3	Low to medium credit risk
6	BB+ / Ba1	Medium credit risk
7	BB / Ba2	Medium credit risk
8	BB- / Ba3	Medium credit risk
9	B+ / B1	Significant credit risk
10	B / B2	Significant credit risk
11	B- / B3	Significant credit risk
12	CCC+ / Caa1	High credit risk
13	CCC / Caa2 to C	Very high credit risk
14	D	Default

ADB = Asian Development Bank.

ADB is exposed to credit risk in its sovereign, nonsovereign, and treasury activities. The sovereign portfolio includes sovereign debt and guarantees, while the nonsovereign portfolio includes nonsovereign debt and guarantees, publicly traded equity and private equity. The treasury portfolio includes fixed-income securities, cash and cash equivalents, and derivatives. *Table 15* details the credit risk exposure and weighted average risk rating for each asset class. These figures are gross of collateral, other credit enhancements, and impairment provisions. Overall, aggregate credit risk improved one notch from 4.7 (BBB-) in 2009 to 4.4 (BBB) in 2010 as the global economy stabilized.

Table 15: Exposure to Credit Risk

As of December 31

(in millions of U.S. dollars, unless otherwise specified)

	2010		2009	
Item	**Exposure**	**Rating**	**Exposure**	**Rating**
Sovereign operations (debt and guarantee)	44,424.2	5.7 / BB+	40,488.1	6.0 / BB+
Nonsovereign operations	4,416.3		3,363.9	
a. Debt and guarantee	3,138.6	7.1 / BB	2,479.5	7.4 / BB
b. Publicly traded equity	491.6	n/a	461.6	n/a
c. Private equity	786.1	n/a	422.9	n/a
Treasury	20,486.5	1.0 / AA+	16,092.1	1.0 / AA+
a. Fixed Income	15,472.2	1.0 / AA+	12,461.9	1.0 / AA+
b. Cash Instruments	3,916.3	1.0 / AA	2,701.8	1.0 / AA-
c. Derivatives	1,098.0	1.0 / AA-	928.4	1.0 / AA-
Aggregate Exposure	**69,327.0**	**4.4 / BBB**	**59,944.1**	**4.7 / BBB-**

n/a = not applicable.

Note: Figures may not add up due to rounding.

Credit Risk in the Sovereign Portfolio

Sovereign credit risk is the risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB manages its sovereign credit risk through the provision of loan loss reserves and maintenance of conservative equity levels. ADB has not experienced any loan loss from sovereign operations. When countries have delayed payments, they have generally returned their loans to accrual status and ADB has never had to write off a sovereign loan funded from ordinary capital resources.

ADB charges provisions against income for a specific transaction if it is considered impaired. In addition, ADB also appropriates loan loss reserves in the equity section of its balance sheet for the average loss that ADB could incur in the course of lending. The provisions are based on projections of future repayment capacity. The loan loss reserve is based on the historical default experience of sovereign borrowers to multilateral development banks. The sum of the provisions and loan loss reserve represents ADB's expected loss for sovereign operations. The 2010 results are discussed below.

Sovereign credit quality: The weighted average risk rating of the sovereign credit portfolio improved from 6.0 (BB+) in 2009 to 5.7 (BB+) in 2010 because of improving sovereign credit conditions in many of ADB's developing member countries (*Figure 3*). Refer to *Appendix VIII* of the *Financial Statements, Note E* for additional information.

Figure 3: Sovereign Exposure by Credit Quality
As of December 31, 2010 and 2009



2010
High credit risk 0.0%
Low credit risk 44.9%
Medium credit risk 55.1%
2009
High credit risk 0.1%
Low credit risk 43.4%
Medium credit risk 56.5%

0.0 = % is less than 0.05, Low credit risk = exposures with risk rating 1–5, Medium credit risk = exposures with risk rating 6–11, High credit risk = exposures with risk rating 12–14.

Sovereign concentrations: Because Asia's population is concentrated in a few countries, ADB assumes higher concentration risk to the most populous countries to fulfill its development mandate. The three largest borrowers—the People's Republic of China, Indonesia, and India—represented 65.6% of ADB's sovereign operations portfolio (*Table 16*).

Table 16: Sovereign Country Exposure
As of December 31

	2010		2009	
Country	**$ million**	**%**	**$ million**	**%**
People's Republic of China	10,462.6	23.6	9,409.5	23.2
Indonesia	9,887.8	22.3	9,679.9	23.9
India	8,736.2	19.7	7,299.3	18.0
Philippines	5,465.0	12.3	5,452.0	13.5
Pakistan	5,089.1	11.5	4,658.5	11.5
Others	4,783.5	10.8	3,988.8	9.9

Expected loss: Improvements in credit quality offset increases in expected loss from portfolio growth, reducing the expected loss for the sovereign portfolio from $193.1 million in 2009 to $164.2 million in 2010 (*Table 17*).

Table 17: Sovereign Portfolio Expected Loss
As of December 31

	2010		2009	
Item	**$ million**	**% of SO portfolio**	**$ million**	**% of SO portfolio**
Provision for Loan Losses	–	–	2.7	0.0
Loan Loss Reserve Requirement[a]	164.2	0.4	190.3	0.5
Expected Loss	164.2	0.4	193.1	0.5

– = nil, SO = Sovereign operations, 0.0 = % less than 0.05.
[a] The loan loss reserve requirement is subject to Board of Governors' approval during the annual meeting in May 2011.
Note: Figures may not add up due to rounding.

Credit and Equity Risk in the Nonsovereign Portfolio

Nonsovereign credit risk is the risk that a borrower will default on its loan or guarantee obligations where ADB does not have recourse to a sovereign entity. ADB's nonsovereign credit risk is considered more significant because of the uncertain economic environments in some of ADB's markets. In addition, ADB's exposure is concentrated in the infrastructure and finance sectors because these are central to the economic development of the region. ADB employs various policy-based measures to manage these risks.

The Risk Committee oversees risks in the nonsovereign portfolio. The Risk Committee, chaired by the Managing Director General, monitors aggregate portfolio risks and individual transactions whose creditworthiness has deteriorated. The Risk Committee also approves or endorses policy changes in the management of the portfolio's risks and approves provisions for impaired transactions. Separately, the Investment Committee, chaired by a Vice-President, reviews all new nonsovereign transactions for creditworthiness and sets their pricing and terms.

ADB manages its nonsovereign credit risk through the ORM which independently assesses all new transactions at the concept clearance stage and before final approval. Following approval, all exposures are reviewed at least annually; more frequent reviews are performed for those transactions that are more vulnerable to default or have defaulted. In each review, ADB assesses whether the risk profile has changed, takes necessary actions to mitigate risks, either confirms or adjusts the risk rating, and updates its valuation of equity investments. ADB will provide specific provisions when necessary in accordance with its provisioning policy. To manage restructurings and recoveries, investments that are considered in jeopardy may be transferred to ADB's corporate recovery unit.

Equity investments are also managed under the nonsovereign portfolio. For publicly traded equities, ADB values the investment quarterly. For direct private equity investments, ADB estimates the fair value at least annually. For private equity funds, ADB validates the fund's reported net asset value at least annually. ADB's Charter limits equity investments to 10% of unimpaired paid-in capital, reserves, and surplus less special reserves. Additionally for risk management purposes, private equity funds are limited to 5% of this sum.

ADB recognizes specific provisions through charges to net income for known or probable losses in loans or guarantee transactions, and creates collective provisions also through charges to net income for unidentified losses in the loan portfolio that are likely to exist in disbursed credit transactions rated below investment grade. In addition, ADB establishes a loan loss reserve in the equity section of its balance sheet for the average loss that ADB would expect to incur with respect to credit transactions rated investment grade and for the undisbursed portions of credit transactions rated worse than investment grade. Specific provisions are based on projections of future repayment capacity. The collective provision and loan loss reserve are based on historical default data from Moody's Investors Service that is mapped to ADB's portfolio. ADB annually tests whether this external data reasonably corresponds to ADB's actual loss experience and may adjust estimates on the basis of this back testing. The sum of the specific provision, collective provision, and loan loss reserve represents ADB's expected loss for nonsovereign operations. In 2010, ADB created, through charges to income, $40,390 million of provisions. After loan write offs and reversals of provisions during the year, as of December 31, 2010, ADB had $42,505 million of accumulated provisions for its nonsovereign portfolio on its balance sheet, $9,152 million of which were specific provisions for individual loans and

guarantees and $33,353 million of which were collective provisions. In addition, ADB had $35.9 million of loan loss reserves in the equity section of its balance sheet with respect to its nonsovereign exposure.

ADB uses limits for countries, industry sectors, corporate groups, obligors and individual transactions to manage concentration risk in its nonsovereign portfolio.

Nonsovereign loan and guarantee portfolio: ADB assigns a risk rating to each nonsovereign loan and guarantee. During 2010, ADB's weighted average risk rating improved from 7.4 (BB) to 7.1 (BB). The improvement was mainly driven by ADB's efforts in restructuring loans as well as an improving economic climate (*Figure 4*) (refer to *Appendix VIII* of the *Financial Statements*, *Note E* for additional information).

Figure 4: Nonsovereign Exposure by Credit Quality
As of December 31, 2010 and 2009



2010
High
credit risk
9.4%
Low
credit risk
29.0%
Medium
credit risk
61.7%
2009
High
credit risk
17.8%
Low
credit risk
31.7%
Medium
credit risk
50.5%

Low credit risk = exposures with risk rating 1–5, Medium credit risk = exposures with risk rating 6–11, High credit risk = exposures with risk rating 12–14.

Publicly traded equity portfolio: The value of ADB's publicly traded equity portfolio totaled $491.6 million, a 4.7% increase from $461.6 million in 2009.

Private equity portfolio: The private equity portfolio has two components: (i) direct equity investments, where ADB owns shares in investee companies; and (ii) private equity funds, where ADB has partial ownership of a private equity fund, managed by a fund manager, which takes equity stakes in investee companies.

Nonsovereign concentrations: In 2010, Viet Nam became the third largest nonsovereign country exposure, surpassing the Philippines, because of increased lending to banks under ADB's Trade Finance Program. As a result, the three largest nonsovereign country exposures as of December 31, 2010 were the People's Republic of China (23.9% of total nonsovereign country exposure), India (15.6%), and Viet Nam (9.0%). Their combined exposure increased from 46.8% in 2009 to 48.5% in 2010 (*Table 18*). All country exposures complied with ADB's credit limits.

Table 18: Nonsovereign Country Exposure
As of December 31

	2010		2009	
Country	**$ million**	**%**	**$ million**	**%**
People's Republic of China	1,058.5	23.9	796.1	23.7
India	690.5	15.6	553.3	16.5
Viet Nam	396.1	9.0	221.3	6.6
Philippines	326.7	7.4	256.0	7.6
Pakistan	293.6	6.6	165.7	4.9
Others	1,650.9	37.4	1,371.5	40.8

Note: Percentages may not sum precisely to 100% due to rounding.

The nonsovereign portfolio is dominated by energy and finance (*Table 19*). ADB maintains higher exposures to these sectors because of the importance of infrastructure and the finance sector to economic development. To mitigate sector concentration, ADB conducts additional monitoring of and reporting on these sectors and employs specialists in these areas.

Table 19: Nonsovereign Sector Exposure
As of December 31

	2010		2009	
Sector	**$ million**	**%**	**$ million**	**%**
Energy	1,966.3	44.5	1,618.9	48.1
Finance	1,682.0	38.1	1,133.2	33.7
Investment Funds	355.0	8.0	291.5	8.7
Others	413.1	9.3	320.3	9.5

Note: Percentages may not sum precisely to 100% due to rounding.

Expected loss: Expected loss in the nonsovereign portfolio decreased in 2010 (*Table 20*). The driver of this decline was the restructuring of transactions that had defaulted in 2009. During 2010, ADB introduced a collective provision for medium- and high-risk credit transactions, and some of ADB's loan loss reserve effectively migrated to this collective provision.

Table 20: Nonsovereign Portfolio Expected Loss
As of December 31

	2010		2009	
Item	**$ million**	**% of NSO portfolio**	**$ million**	**% of NSO portfolio**
Specific Provision for Loan Losses	9.2	0.3	122.3	4.9
Collective Provision for Loan Losses	33.4	1.1	–	–
Loan Loss Reserve Requirement[a]	35.9	1.1	55.6	2.2
Expected Loss	78.4	2.5	177.9	7.2

NSO = Nonsovereign operations.

[a] The loan loss reserve requirement is subject to the Board of Governors' approval during ADB's annual meeting in May 2011.

Note: Figures may not add up due to rounding.

Credit Risk in the Treasury Portfolio

Issuer default and counterparty default are credit risks that affect the treasury portfolio. Issuer default is the risk that a bond issuer will default on its interest or principal payments, while counterparty default is the risk that a counterparty will not meet its contractual obligations to ADB.

To mitigate issuer and counterparty credit risks, ADB only transacts with financially sound institutions with ratings from at least two reputable external rating agencies. Moreover, the treasury portfolio is generally invested in conservative assets, such as money market instruments and government securities. In addition, ADB has established prudent exposure limits for its corporate investments, depository relationships, and other investments.

ADB has strict counterparty eligibility criteria to mitigate counterparty credit risk arising through derivative transactions. In general, ADB will only undertake swap transactions with counterparties that meet the required minimum counterparty credit rating, executed an ISDA master agreement, and signed a credit support annex. Under the credit support annex, derivative positions are marked-to-market daily and the resulting exposures are collateralized by U.S. dollar cash and/or U.S. Treasury securities. ADB also sets exposure limits for individual swap counterparties and monitors these limits against current and potential exposures. ADB enforces daily collateral calls as needed to ensure that counterparties meet their collateral obligations. The 2010 results are discussed below.

The weighted average credit rating for the treasury portfolio remained constant at AA+ in 2010. About 98.9% of the portfolio was rated A or better.

At December 31, 2010, no fixed income instruments, derivatives, or other treasury exposures were past due or impaired, the same as in 2009.

Deposits: ADB deposits funds only in institutions that have a minimum long-term average credit rating of A+ or short-term credit rating of A-1 and P-1. ADB maintains a watch list of institutions that it perceives as potentially riskier based on internal credit risk assessments. Moreover, the size of the deposit is limited by the counterparty's equity and creditworthiness. Generally, depository credit risk is low, and all deposits are with institutions rated A+ or better.

Fixed income: ADB has a conservative policy toward investments in fixed-income securities, and the credit risk associated with this portfolio is consequently low. Sovereign and sovereign-guaranteed securities represent 85.4% of ADB's fixed-income assets. The remainder is invested in asset-backed and mortgage-backed securities that are rated AAA, and corporate bonds that are rated at least A- (*Table 21*). The credit risk of mortgage-backed securities and corporate bonds has generally fallen since 2009 as global economic conditions have improved.

Table 21: Fixed Income Portfolio by Asset Class
As of December 31

	2010		2009	
Item	**$ million**	**%**	**$ million**	**%**
Government	5,672.2	36.7	4,010.0	32.2
Government Guaranteed	4,476.9	28.9	4,778.7	38.3
Government-Sponsored Enterprises and Supranationals	3,067.9	19.8	1,834.7	14.7
Asset-Backed and Mortgage-Backed Securities Rated AAA	934.9	6.0	855.3	6.9
Corporations	1,320.4	8.5	983.1	7.9
Total	**15,472.2**	**100.0**	**12,461.9**	**100.0**

Notes: (i) Figures may not add up due to rounding. (ii) The 2009 figures were revised due to the reclassification of short term government investments to cash and cash equivalents.

Derivatives: Derivative counterparty credit risk is low. All swap counterparties are rated at least A-. The current exposure to counterparties rated A- through A+ is generally fully collateralized, while the uncollateralized exposure to those rated AA- and above is subject to

specified thresholds. ADB maintains a watch list of institutions that it perceives as potentially riskier based on internal credit risk assessments. At the end of 2010, 73% of the marked-to-market exposure was collateralized.

Country exposure: At the end of 2010, treasury credit risk exposure was allocated across 29 countries with the largest exposure in the United States (*Table 22*).

Table 22: Treasury Country Exposure
As of December 31

	2010		2009	
Country	**$ million**	**%**	**$ million**	**%**
United States	6,213.7	30.3	5,123.6	31.8
Japan	4,439.7	21.7	3,107.4	19.3
Australia	2,273.9	11.1	1,951.8	12.1
France	1,490.5	7.3	676.4	4.2
Germany	1,404.8	6.9	1,382.3	8.6
Others	4,663.8	22.8	3,850.6	23.9
Total	**20,486.5**	**100.0**	**16,092.1**	**100.0**

Note: Figures may not add up due to rounding.

Market Risk

Market risk is the risk of loss on financial instruments because of changes in market prices. ADB principally faces three forms of market risk: (i) equity price risk, which was discussed above with the nonsovereign portfolio; (ii) interest rate risk; and (iii) foreign exchange risks. Interest rate risk and foreign exchange risk are discussed in this section.

Interest rate: Interest rate risk in the operations portfolio is hedged by matching the base rate for the borrowers' interest payments to ADB's borrowing expenses. Therefore, the borrower must assume or hedge the risk of fluctuating interest rates whereas ADB's margins remain largely constant.

ADB is primarily exposed to interest rate risk through the treasury portfolio. ADB monitors and manages interest rate risks in the treasury portfolio by employing various quantitative methods. It marks all positions to market, monitors interest rate risk metrics, and employs stress testing and scenario analysis.

ADB uses duration and interest rate value-at-risk (VaR) to measure interest rate risk in the treasury portfolio. Duration is the estimated percentage change in the portfolio's value in response to a 1% parallel change in interest rates. Interest rate VaR is a measure of possible loss at a given confidence level in a given timeframe because of changes in interest rates. ADB uses a 95% confidence level and a 1-year horizon. ADB uses duration and VaR to measure interest rate risk across the treasury portfolio, with particular attention to the PLP, which has a higher duration limit and is therefore the most exposed to interest rate risk.

Foreign exchange: ADB ensures that its operations have minimal exposure to exchange rate risk. In both the operations and treasury portfolios, ADB matches its loans and investments with its funding currencies. Borrowed funds or funds to be invested may only be converted into other currencies if they are fully hedged through cross currency swaps or forward exchange agreements. However, because of its multicurrency operations, ADB is exposed to fluctuations in reported U.S. dollar results due to currency translation adjustments.

The discussion of market risk and 2010 results in this section is limited to the major currencies of the PLP since this portfolio bears the majority of ADB's market risks. The PLP accounts for 69% of ADB's ordinary capital resources while major currencies account for 95% of the PLP. Major currencies include the U.S. dollar, yen, euro, pound sterling, Australian dollar, and Canadian dollar.

Value-at-risk: Interest rate VaR decreased from 3.4% as of December 31, 2009 to 2.5% as of December 31, 2010. This interest rate VaR means that there is a 5% probability that the portfolio will lose more than 2.5% ($303.7 million) of its value over the next year because of fluctuations of interest rates. Aggregate VaR, which includes the potential loss from interest rate and foreign exchange risks, decreased from 5.3% as of December 31, 2009 to 4.1% as of December 31, 2010 as markets have stabilized from the turmoil at the end of 2008. This aggregate VaR means that there is a 5% probability that the portfolio will lose more than 4.1% ($493.4 million) of its value over the next year.

Duration: The interest rate sensitivity of investments of the PLP in major currencies, as reflected in its weighted portfolio duration, increased from 2.3 years as of December 31, 2009 to 2.6 years as of December 31, 2010.

Stress testing: ADB also measures how sensitive the investments of the PLP in major currencies are to interest rate changes. If interest rates were to rise 2%, the portion of the PLP invested in major currencies as of December 31, 2010 would be expected to lose 5.1% ($613.8 million) of its value. The estimated loss is larger than the estimated loss as of December 31, 2009 of 4.2% ($412.9 million) because of the longer duration of the portfolio. ADB also uses scenario analysis to assess how the major currencies of the PLP would respond to significant changes in market factors, such as those that have occurred in the past. Because of the high quality of ADB's investments, scenario analysis as of December 31, 2010 suggests that the treasury portfolio would appreciate during most stressed scenarios as demand for highly rated securities increases.

Liquidity Risk

Liquidity risk can arise if ADB is unable to raise funds to meet its financial and operational commitments. ADB maintains prudential liquidity to safeguard against a liquidity shortfall in case its access to the capital market is temporarily denied. The liquidity levels and cash requirements are monitored on an ongoing basis and reviewed by the Board of Directors quarterly.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems; or from external events. ADB is exposed to many types of operational risk, which it mitigates through sound internal controls. ADB has a rigorous process for approving transactions to minimize errors in the lending function. ADB has also strengthened business continuity, and particularly information technology, to reduce the impact of disruptions.

Capital Adequacy

ADB's most significant risk is the risk of a large portion of its loan portfolio going into default. ADB measures credit risk in terms of both expected and unexpected losses. For expected

losses, ADB holds loan loss reserves and provisions. For unexpected losses, ADB relies on its income-generating capacity and its capital, which is its ultimate protection against unexpected losses that may arise from credit and other risks.

ADB principally uses stress testing to assess the capacity of its capital to absorb unexpected losses. The framework has two objectives. First, it measures ADB's ability to absorb income losses because of a credit shock. Through this monitoring, ADB reduces the probability that it would have to rely on shareholder support, such as additional paid-in capital or a capital call. As a result, ADB not only protects its shareholders but also supports its AAA credit rating, which reduces ADB's borrowing costs and consequently its lending rates.

Second, the framework evaluates ADB's ability to generate sufficient income to support loan growth after a credit shock albeit at a reduced level. As a development institution, ADB's mandate becomes all the more important during a financial crisis, because at such a time, some of its developing member countries may find their access to capital markets limited. This second requirement ensures that ADB will have the capacity to lend under adverse conditions.

For stress testing, ADB generates thousands of potential portfolio scenarios and imposes credit shocks that are large enough to account for 99% of those scenarios. ADB then assesses the impact of these shocks on its capital by modeling the ratio of equity to loans over the next 10 years. Throughout 2010, the stress test indicated that ADB had adequate capital to absorb the losses of a severe credit shock and to continue its development lending.

Asset and Liability Management

The objectives of asset and liability management for ADB are to safeguard ADB's net worth and capital adequacy, promote steady growth in ADB's risk-bearing capacity, and define sound financial policies to undertake acceptable levels of financial risks. The aim is to provide resources for developmental lending at the lowest and most stable funding cost to the borrowers along with the most reasonable lending terms, while safeguarding ADB's financial strength. ADB's asset and liability management safeguards net worth from foreign exchange rate risks, protects net interest margin from fluctuations in interest rates, and provides sufficient liquidity to meet ADB's operations. ADB also adheres to a cost pass-through pricing policy for its loans to sovereign borrowers, and allocates the most cost-efficient borrowings to fund these loans. In 2006, ADB clarified and formalized its asset and liability management objectives and practices through a policy framework approved by the Board of Directors. The framework guides all financial policies related to asset and liability management, including liquidity, investments, equity management, and capital adequacy.

CONTRACTUAL OBLIGATIONS

In the normal course of business, ADB enters into contractual obligations that may require future cash payments. *Table 23* summarizes ADB's significant contractual cash obligations as of December 31, 2010 and 2009. Long-term debt includes direct medium- and long-term borrowings, excluding swaps, and excludes unamortized premiums, discounts, and effects of applying ASC 815. Other long-term liabilities correspond to accrued liabilities, including those for pension and postretirement medical benefits.

Table 23: Contractual Cash Obligations
as of December 31
(in millions of U.S. dollars)

	2010	2009
Long-Term Debt	52,143	42,713
Undisbursed Loan Commitments	24,577	22,878
Undisbursed Equity Investment Commitments	472	433
Guarantee Commitments	2,332	1,972
Other Long-Term Liabilities	1,268	994
Total	80,791	68,990

Note: Figures may not add up due to rounding.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In line with global best practices on corporate governance, Management assesses the effectiveness of its internal controls over financial reporting based on the criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission in *Internal Control – Integrated Framework* since 2008. ADB has applied a risk-based evaluation framework for the 2010 assertion and attestation of the effectiveness of Internal Control over Financial Reporting for ordinary capital resources and Special Funds (except for the ADB Institute). The scope included a review of 48 business processes over financial reporting and four domains for the information technology general computer controls. In 2010, ADB expanded the testing to include trust funds. ADB's staff across several departments and offices is responsible for identifying and testing key controls, assessing and evaluating the design and operating effectiveness of the business process. Concurrently, the external auditor performed an independent test of selected key controls and concurred with Management that ADB maintained effective internal control over financial reporting for OCR and Special Funds (except for the ADB Institute) in 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies are described in *Appendix VIII* of the *Financial Statements, Note B.* As disclosed in the financial statements, Management estimates the fair value of financial instruments. Since the estimates are based on judgment and available information, actual results may differ and might have a material impact on the Financial Statements.

Fair value of financial instruments: Under statutory reporting, ADB carries its financial instruments and derivatives, as defined by ASC 815 and 825, on a fair value basis. These financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating readily observable market data and require judgment and estimates. These are discussed in more detail in *Appendix VIII* of the *Financial Statements, Note B.*

The pricing models used to determine the fair value of ADB's financial instruments are based on discounted cash flow models. ADB reviews the pricing models to assess the appropriateness of assumptions to reflect the reasonable valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external

verification and review. The models use market-sourced inputs, such as interest rates, exchange rates, and option volatilities. The selection of these inputs may involve some judgment and may impact net income. ADB believes that the estimates of fair values are reasonable.

Provision for loan losses and loan loss reserves: In 2006, the Board of Directors approved the revision of the loan loss provisioning methodology for ADB's nonsovereign operations to a risk-based model. Provisions against loan losses for impaired loans reflect Management's judgment and estimate of the present value of expected future cash flows for these loans discounted at the loan's effective interest rate. ADB considers a loan as impaired when, based on current information and events, ADB will probably be unable to collect all the amounts due according to the loan's contractual terms. The provisioning estimate is done quarterly. In 2010, ADB refined the provisioning methodology to include collective provisioning for the nonsovereign portfolio.

ADB uses an internal risk rating system to estimate expected loss for unimpaired loans. The probability of default is based on the historical default experience of sovereign borrowers to multilateral development institutions; for nonsovereign loans, it is based on Moody's default data. A loan loss reserve is established in the equity section of the balance sheet for the expected losses as an allocation of net income subject to the approval of the Board of Governors.

ALLOCATION OF ORDINARY CAPITAL RESOURCES NET INCOME AND AUDIT FEES

Allocation of Ordinary Capital Resources Net Income

In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year's net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of the net income to other Special Funds to support development activities in its developing member countries. In May 2010, the Board of Governors approved with respect to the 2009 reported net loss of $36.7 million after appropriation of guarantee fees to special reserve to (i) add $447.6 million, representing ASC 815/825 adjustments and unrealized earnings from equity investments accounted for under the equity method, from the Cumulative Revaluation Adjustments account; and (ii) add $247.2 million from loan loss reserve to the allocable net income; with the allocation as follows: (i) $247.2 million to surplus; (ii) $230.9 million to ordinary reserve; (iii) $120.0 million to the Asian Development Fund; (iv) $40.0 million to the Technical Assistance Special Fund; (v) $10.0 million to the Regional Cooperation and Integration Fund; and (vi) $10.0 million to the Climate Change Fund.

Audit Fees

Deloitte & Touche LLP, Singapore (D&T) served as ADB's independent auditors for the financial years 2010 and 2009. ADB incurred $1.3 million for financial year 2010 ($1.1 million for 2009) in professional fees for audit services of D&T and $80.9 thousand for financial year 2010 ($79.5 thousand for 2009) for non-audit services of other D&T offices worldwide pertaining to ADB's technical assistance projects and staff consulting services. No services for financial information systems design and implementation were rendered by D&T to ADB during 2010 and 2009.

D&T also provided audit services to the ADB Institute, an organization affiliated with ADB, for which an amount of $21.7 thousand for financial year 2010 ($21.0 thousand for 2009) was incurred.

ADB's Audit Committee is satisfied that D&T's provision of non-audit services does not compromise D&T's independence.

SPECIAL OPERATIONS

ADB is authorized under the Charter to establish and administer Special Funds, the resources of which may be used in its special operations for granting technical assistance and making loans with longer maturities, longer grace periods and lower interest rates than those established for ordinary operations loans. Projects financed from Special Funds are selected, appraised and administered in the same manner as projects financed from ordinary capital resources. As of December 31, 2010, Special Funds consist of the Asian Development Fund; the Technical Assistance Special Fund; the Japan Special Fund; the ADB Institute; the Asian Tsunami Fund; the Pakistan Earthquake Fund; the Regional Cooperation and Integration Fund; the Climate Change Fund and the Asia Pacific Disaster Response Fund. Financial statements for each fund are prepared in accordance with U.S. GAAP except for the special purpose financial statements for the Asian Development Fund, which are prepared in accordance with the Regulations of the Asian Development Fund. In addition to ordinary capital resources and Special Funds, ADB also manages and administers various trust funds such as the Japan Scholarship Program, the Japan Fund for Poverty Reduction, and grant cofinancing activities. These funds do not form part of ADB's own resources.

The resources of such Special Funds include voluntary contributions made by members, income on Special Funds loans, income earned by investment of undisbursed Special Funds resources, amounts of unimpaired paid-in capital set aside to Special Funds by the Board of Governors (limited by the Charter to 10% of the unimpaired paid-in capital; see *Funding Resources - Paid-in Capital*) and, in the case of the Technical Assistance Special Fund, the Asian Tsunami Fund, the Asian Development Fund, the Regional Cooperation and Integration Fund and the Climate Change Fund, ordinary capital resources net income or surplus transferred to such funds by the Board of Governors.

Under the Charter, Special Funds resources must at all times be held and used entirely separately from the ordinary capital resources of ADB. The Charter provides that the financial statements of ADB shall show the ordinary operations and special operations separately and that the ordinary capital resources of ADB may in no circumstances be used to discharge losses or liabilities arising out of special operations or other activities for which Special Funds resources were originally used or committed. Expenses of ADB directly pertaining to special operations are charged to Special Funds resources, and administrative expenditures of ADB are allocated between ordinary capital resources and the Asian Development Fund in proportion to the relative volume of operational activities under ordinary capital resources and the fund (see *Appendix VIII* of the *Financial Statements, Note M*).

Asian Development Fund

The Asian Development Fund (ADF) is ADB's concessional financing window for its developing member countries with low per capita gross national product and limited debt

repayment capacity. It is the only multilateral source of concessional assistance dedicated exclusively to reducing poverty and to improving the quality of life in the region. The ADF has received contributions from 32 donor members (regional and nonregional). Cofinancing with bilateral and multilateral development partners complements the ADF's resources.

In August 2008, the Board of Governors adopted a resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the Technical Assistance Special Fund (TASF). This resolution, which became effective on June 16, 2009, provides for a substantial replenishment of the ADF to finance ADB's concessional program from 2009 through 2012, and for a replenishment of the TASF in conjunction with the ADF replenishment, to finance technical assistance operations under the TASF. In June 2009, the Board of Directors approved the provision of an additional $400 million in assistance for ADF-only countries. The total replenishment size of SDR7.5 billion ($11.9 billion,) consisted of SDR7.3 billion for ADF X and SDR0.2 billion for TASF. About 36% of the replenishment will be funded through new donor contributions totaling SDR2.7 billion ($4.2 billion equivalent).

Currency management: A new currency management framework for the ADF took effect on January 1, 2006. The previous practice of managing the ADF's resources in as many as 15 currencies was discontinued, and an approach based on the SDR basket of currencies (U.S. dollar, euro, pound sterling, and yen) was introduced. ADF donor contributions and loan reflows received in currencies that do not constitute part of the SDR basket are immediately converted into one of the SDR currencies to maintain an SDR-based liquidity portfolio. In addition, each borrower's obligations under new ADF loans are determined in SDR.

Loan conversion: Starting in 2008, ADB offered ADF borrowers the option to convert their existing liabilities (i.e., outstanding loan balance) in various currencies into SDR, while any undisbursed portions were to be treated as new loans redenominated in SDR. The conversion is intended to simplify and streamline borrowers' financial management of concessional borrowing portfolios, reduce exchange rate volatility associated with legacy ADF loans, and provide a consistent debt portfolio management framework across peer multilateral development banks and all ADF loans. As of December 31, 2010, 17 of the 30 countries that have borrowed from the ADF have agreed to the conversion. The outstanding balance of their SDR-converted loans totals $13.9 billion equivalent.

Revised framework for grants and hard-term facility: In September 2007, the Board of Directors approved the revised ADF grant framework, which limits grant eligibility to ADF-only countries and introduced a new "hard-term" ADF lending facility. Loans extended under the facility have a fixed interest rate of 150 basis points below the weighted average of the 10-year fixed swap rates of the currencies comprising the SDR basket plus the ordinary capital resources lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. In general, countries classified by ADB as "blend" countries with per capita income not exceeding the International Development Association (IDA) operational cutoff for more than two consecutive years and with an active ordinary capital resources lending program are eligible to borrow from this new facility. The interest rate will be reset every January and will apply to all hard-term loans approved that year. The interest rate will be fixed for the life of the loan. For hard-term ADF loans approved in 2010, the interest rate was set at 2.22% for the life of the loan. Two loans were approved under this new facility in 2010.

Liquidity management: Since 2008, the ADF's liquid assets have been managed under two tranches to allow for the optimal use of financial resources. The main objective of the first

tranche is to ensure that adequate liquidity is available to meet the expected cash requirements. The second tranche comprises the prudential minimum liquidity to be held to meet unexpected demands and any usable liquidity for future commitments. This approach ensures that liquidity is managed transparently and efficiently.

Enhanced heavily indebted poor countries initiative: In response to the ADF donors' request, the Board of Governors adopted a resolution on April 7, 2008 for ADB to participate in the heavily indebted poor countries (HIPC) debt relief initiative, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income was $82.4 million. Launched in 1996 by the IDA and International Monetary Fund (IMF), the HIPC initiative provides partial debt relief to poor countries with levels of external debt that severely burden export earnings or public finance. In 1999, the initiative was enhanced to enable more countries to qualify for HIPC relief. IDA and IMF reported that several ADF borrowers met the income and indebtedness criteria of the HIPC initiative and were potentially eligible for HIPC debt relief. Of these, only Afghanistan became eligible and reached the decision point under the HIPC initiative on July 9, 2007. The decision point is when a HIPC country, having met certain conditions,[5] becomes eligible to receive interim debt relief on a provisional basis. Debt relief is delivered through a partial reduction of debt service payments as they come due.

On January 26, 2010, the executive boards of IDA and IMF agreed that Afghanistan had reached the completion point under the HIPC initiative. Thus, debt relief to Afghanistan under the initiative had become irrevocable. The amount of debt relief including principal and interest was revised to $106.0 million and was to be provided through a reduction of Afghanistan's debt service from July 2010 to February 2028. As of December 2010, the ADF had delivered $2.6 million under this arrangement, bringing the balance to $103.4 million.

Contributed resources: During ADF X, donors agreed to a total replenishment of SDR7.5 billion, of which SDR4.5 billion would be financed from internal resources, SDR2.7 billion from new donor contributions, and SDR0.3 billion from net income transfers from ordinary capital resources. The replenishment covers the period from 2009 to 2012, which became effective in June 2009 after instruments of contribution were deposited with ADB for unqualified contribution exceeded 50% of all pledged contributions. As of December 31, 2010, 27 donors had contributed a total of $3.7 billion,[6] of which $1.8 billion had been received. On December 23, 2010, the Board of Directors approved an additional contribution from the United Kingdom of £6.2 million. Deposited installment payments totaling $1,012.2 million included $930.5 million for ADF operations and $81.7 million allocated to the TASF. The remaining unpaid contributions under ADF VIII as of December 31, 2010 totaled $157.2 million.[6]

The commitment authority available for future commitments comprises the resources available to the ADF for its future lending activities in the form of loans and grants. These resources are derived from donor contributions, reflow-based resources, and net income transfers from ordinary capital resources. The balance of the commitment authority available for operations as of December 31, 2010 was $1.1 billion, compared with $1.7 billion as of December 31, 2009 (*Table 24*).

[5] The conditions are that an HIPC country has a track record of macroeconomic stability and an interim poverty reduction strategy in place, and has been cleared of any outstanding arrears.

[6] U.S. dollar equivalent at December 31, 2010 exchange rates.

In May 2010, the Board of Governors approved the transfer of $120.0 million to the ADF as part of ordinary capital resources net income allocation ($120.0 million in 2009). In addition, $650.0 million from loan savings and cancellations were included in the commitment authority. This resulted from Management's continual assessment of opportunities to free committed resources through cancellations of unused loan and grant balances. During 2010, promissory notes totaling $795.0 million were encashed, of which $71.4 million was transferred to the TASF.

In August 2010, the Board of Governors approved the reduction in Nauru's contribution to the fifth replenishment of the ADF and the second regularized replenishment of the TASF from $2.0 million to $0.4 million. The reduction consisted of the unpaid balances from promissory notes that had not been encashed of $1.1 million and unpaid receivables of $0.5 million.

In 2010, the Board of Directors approved an additional allocation of $162.0 million to Afghanistan for the period from 2011 to 2012 as a result of the suspension of the post-conflict phase-out. The additional resource will be temporarily financed from usable liquidity.

Table 24: Asian Development Fund Commitment Authority[a]
December 31
(in millions of U.S. dollars)

	2010	2009
Carryover from ADF IX Commitment Authority[b]	122.0	123.7
ADF X Contributions	1,802.1[c,d]	837.6
ADF IX Contributions	111.8[e]	112.8
ADF VIII Contributions	8.2[f]	8.3
Reflow-based Resources	4,520.8[g]	3,345.8
OCR Net Income Transfer	240.0	120.0
Savings and Cancellation	650.0	314.4
Total ADF X Commitment Authority	7,454.8	4,862.6
Loans and Grants Committed	6,306.6	3,129.4
ADF Commitment Authority Available for Future Commitments	**1,148.2**	**1,733.2**

ADF = Asian Development Fund, OCR = ordinary capital resources.

[a] ADB monitors commitment authority based on SDR. All reported figures are based on U.S. dollar to SDR exchange rates as of December 31, 2010 and 2009.

[b] The U.S. dollar equivalent of SDR79.2 million at the year-end exchange rate which reflects the cumulative commitment authority for ADF IX.

[c] Only 80% of the second installments were made available for operational commitments, which corresponds to the percentage expected to be paid on the first installment by a donor who is likely to submit a qualified instrument of contribution. The 20% balance is withheld from operational commitment until (i) the respective donors release the withheld amount, or (ii) the outstanding balance has been settled.

[d] On December 23, 2010, the Board approved the additional contribution of the United Kingdom amounting to £6.2 million which was deposited on December 15, 2010.

[e] Represents the balance of the third installment and 27.59% of the fourth installment payment of the United States. Amounts withheld due to the pro rata exercise have been released correspondingly.

[f] Represents 99.16% of Austria's fourth installment payment which was released and made available for operational commitment.

[g] Includes the (i) liquidity drawdown of SDR1.1 billion, and (ii) additional liquidity of SDR270 million released from the foreign exchange provision.

Note: Figures may not add up due to rounding.

Loan approvals, disbursements, and repayments: In 2010, 51 ADF loans totaling $2.2 billion were approved, as compared with 45 ADF loans totaling $2.2 billion in 2009. Disbursements during 2010 totaled $1.6 billion, a decrease of 28.6% from $2.2 billion in 2009. At the end of 2010, cumulative disbursements from ADF resources were $30.9 billion. Loan repayments during the year totaled $905.8 million. At December 31, 2010, outstanding ADF loans amounted to $29.0 billion.

Status of loans: At the end of 2010, 28 sovereign loans to Myanmar with total principal outstanding of $614.8 million were in nonaccrual status. These represented about 2.1% of the total outstanding ADF loans.

Investment portfolio position: The ADF's investment portfolio[7] totaled $5.6 billion at the end of 2010, as compared with $5.7 billion at the end of 2009. About 39% of the portfolio was invested in bank deposits, and 61% was invested in fixed-income securities. The annualized rate of return on ADF's investments including unrealized gains and losses, was 1.6% (2.4% in 2009).

Grants: In 2010, ADB approved 34 grants (27 in 2009) totaling $967.2 million ($911.3 million in 2009), while 21 grants (32 grants in 2009) totaling $651.8 million ($952.5 million in 2009) became effective, net of $5.9 million ($5.0 million in 2009) of write-backs of undisbursed commitments for completed grant projects.

Official cofinancing for loans and grants: In 2010, $750.8 million ($140.3 million in 2009) was mobilized in official loan and grant cofinancing for 23 ADF-financed projects (7 projects in 2009) totaling $726.2 million ($279.5 million in 2009).

Technical Assistance Special Fund

The TASF was established to provide technical assistance on a grant basis to ADB's developing member countries and regional technical assistance.

Contributed resources: In August 2008, as part of the ADF X replenishment, the donors agreed to contribute 3% of the total replenishment as the fourth replenishment of the TASF. The replenishment covers the period from 2009 to 2012.

As of December 31, 2010, 27 donors had committed a total of $288.5 million to the TASF as part of the ADF X and the fourth replenishment of the TASF. Of the total commitment, $142.3 million had been received.

During 2010, India and Pakistan made direct voluntary contributions of $0.4 million and $0.1 million, respectively. In addition, $40.0 million was allocated to the TASF as part of the ordinary capital resources' net income allocation, and a total of $0.5 million for the fourth replenishment of the TASF. At the end of 2010, the TASF's resources totaled $1,759.7 million, of which $1,511.6 million was committed, leaving an uncommitted balance of $248.1 million.

Operations: Technical assistance commitments (approved and effective) increased from $117.2 million in 2009 to $134.7 million in 2010 for 195 technical assistance projects that were made effective during the year, net of $11.8 million ($13.3 million in 2009) in write-backs of undisbursed commitments for completed and canceled technical assistance projects. Undisbursed commitments for technical assistance increased to $298.6 million as of December 31, 2010 ($258.9 million as of December 31, 2009). The TASF financed 45.1% of all technical assistance activities approved in 2010.

Investment position: As of December 31, 2010, the TASF investment portfolio, including securities purchased under resale arrangements totaled $362.0 million, as compared

[7] Includes securities purchased under resale arrangement.

with $328.1 million as of the end of 2009. With the increase in the average volume of investments, which was partially offset by a decline in the average yield, revenue from investments was $2.49 million for 2010 ($2.46 million in 2009).

Table 25: Technical Assistance Special Fund
Cumulative Resources as of December 31
(in millions of U.S. dollars)

	2010	2009
Regularized Replenishment Contributions	721.1	720.6
Allocations from OCR Net Income	769.0	729.0
Direct Voluntary Contributions	89.9	89.4
Income from Investments and Other Sources	183.2	180.7
Transfers from the TASF to the ADF	(3.5)	(3.5)
Total	**1,759.7**	**1,716.2**

( ) = negative, ADF = Asian Development Fund, OCR = ordinary capital resources, TASF = Technical Assistance Special Fund.

Japan Special Fund

The Japan Special Fund (JSF) was established in 1988 when ADB, acting as the administrator, entered into a financial arrangement with the Government of Japan, which agreed to make the initial contribution to help ADB's developing member countries restructure their economies and broaden the scope of opportunities for new investments, mainly through technical assistance operations.

Contributed resources: As of December 31, 2010, Japan's cumulative contribution to the fund since its inception in 1988 amounted to ¥112.9 billion ($973.7 million equivalent), comprising regular contributions of ¥94.8 billion ($822.9 million equivalent) and supplementary contributions of ¥18.1 billion ($150.8 million equivalent). The uncommitted balance, including approved technical assistance that is not yet effective, was $48.5 million as of December 31, 2010.

Operations: The technical assistance financed by the JSF continued to support ADB operations aimed at reducing poverty. In 2010, 7 technical assistance projects totaling $11.7 million were approved (*Table 26*) and 22 projects totaling $23.3 million became effective. The balance of undisbursed commitments as of December 31, 2010 was $72.5 million, compared with $94.1 million as of December 31, 2009.

Sector activities: In 2010, the JSF financed 3.6% of the total technical assistance that ADB approved, including 1.3% of project preparatory technical assistance. *Table 26* illustrates the breakdown of JSF approvals by sector.

Table 26: Japan Special Fund
Technical Assistance Approvals by Sector, 2010

	$ million	%
Agriculture and Natural Resources	4.0	34
Energy	2.2	19
Multisector	2.0	17
Public Sector Management	2.0	17
Industry and Trade	1.5	13
Total	**11.7**	**100**

Investment position: As of December 31, 2010, the JSF investment portfolio totaled $121.4 million, lower than the balance of $158.5 million as of December 31, 2009. With the low interest rate environment, revenue from investments decreased from $1.2 million in 2009 to $0.4 million in 2010.

ADB Institute

The ADB Institute (ADBI) was established in 1996 as a subsidiary body of ADB. The ADBI's objectives are the identification of effective development strategies and capacity improvements for sound development management in developing member countries.

Its operating costs are met by the ADBI, which ADB administers in accordance with the Statute of ADBI. In June 2010, the Government of Japan made its 15th contribution of ¥0.7 billion ($7.9 million equivalent), while the Government of Australia made a contribution to the ADBI of A$0.5 million ($0.4 million equivalent). In December 2010, Japan committed its 16th contribution of ¥0.7 billion ($8.6 million equivalent).

As of December 31, 2010, cumulative contributions committed amounted to ¥18.6 billion and A$0.5 million (about $166.2 million equivalent), excluding translation adjustments. Of the total contributions received, $157.4 million had been used by the end of 2010 mainly for research and capacity-building activities, including (i) organizing symposia, forums, and training sessions; (ii) preparing research reports, publications, and websites; and (iii) associated administrative expenses. The balance of net current assets (excluding property, furniture, and equipment) available for future projects and programs was about $8.8 million.

Asian Tsunami Fund

The Asian Tsunami Fund (ATF) was established on February 11, 2005 in response to the special circumstances surrounding the developing member countries that were stricken by the tsunami on December 26, 2004. As of December 31, 2010, the ATF was legally terminated but actions necessary to wind up its activities will continue after its termination.

Contributed resources: ADB contributed $600 million to the ATF, of which $50 million unutilized funds were transferred back to ordinary capital resources ($40 million in November 2005 and $10 million in June 2006) and $40 million was transferred to the Asia Pacific Disaster Response Fund in May 2009. In addition, Australia and Luxembourg contributed $3.8 million and $1.0 million, respectively. As of December 31, 2010, the ATF resources totaled $586.9 million, $584.3 million of which has been utilized, leaving an uncommitted balance of $2.6 million ($4.5 million as of December 31, 2009).

Operations: No new technical assistance or grants were approved or made effective during 2010. The balance of undisbursed commitments as of December 31, 2010 was $22.0 million, compared with $116.8 million as of the end of 2009.

Investment position: As of December 31, 2010, the ATF's investment portfolio totaled $19.0 million ($97.9 million as of December 31, 2009). With a smaller portfolio and lower yield on time deposits, the ATF's investment portfolio generated income of $0.1 million in 2010 ($0.9 million in 2009).

Pakistan Earthquake Fund

The Pakistan Earthquake Fund (PEF) was established in November 2005 in response to the special needs of Pakistan following the earthquake on October 8, 2005. The PEF serves as a dedicated fund to deliver emergency grant financing for investment and technical assistance projects to support immediate reconstruction, rehabilitation and associated development activities.

Unless otherwise agreed by the contributors and ADB, the PEF will terminate on the earlier of (i) the date three to four years from the Board of Directors' approval of the PEF, or (ii) such date as the PEF funds have been fully disbursed by ADB. On June 29, 2010, the Board of Directors approved the extension of the PEF until June 30, 2011.

Contributed resources: ADB contributed $80.0 million to the PEF. In addition, Australia, Belgium, Finland, and Norway contributed $15.0 million, $14.3 million, $12.3 million, and $20.0 million, respectively. As of December 31, 2010, PEF resources totaled $145.2 million, of which $141.3 million had been utilized, leaving an uncommitted balance of $3.9 million ($3.3 million as of December 31, 2009).

Operations: No new technical assistance or grants were approved or made effective in 2010. The balance of undisbursed commitments as of December 31, 2010 amounted to $34.0 million, as compared with $49.4 million as of the end of 2009.

Investment position: As of December 31, 2010, the PEF's investment portfolio totaled $30.3 million ($49.2 million as of December 31, 2009). Because of its smaller portfolio, revenues from investments decreased to $1.3 million ($2.2 million in 2009).

Regional Cooperation and Integration Fund

The Regional Cooperation and Integration Fund (RCIF) was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in the region. Its main objective is to improve regional cooperation and integration by facilitating the pooling and provision of additional financial and knowledge resources.

Contributed resources: ADB contributed $40.0 million to the RCIF as part of the 2006 ordinary capital resources net income allocation. In May 2010, $10.0 million was transferred to the RCIF from ordinary capital resources allocable net income. As of December 31, 2010, the RCIF's resources totaled $53.0 million, of which $42.6 million had been utilized, leaving an uncommitted balance of $10.4 million ($12.5 million as of December 31, 2009).

Operations: In 2010, 13 technical assistance projects and one supplementary approval totaling $12.0 million became effective (12 technical assistance projects and one supplementary approval totaling $12.1 million in 2009), net of $0.1 million (nil – 2009) savings on financially completed technical assistance projects. The balance of undisbursed commitments as of December 31, 2010 amounted to $29.4 million, compared with $23.1 million as of December 31, 2009.

Investment position: As of December 31, 2010, the RCIF's investment portfolio totaled \$37.4 million (\$34.9 million as of December 31, 2009). Revenue from investments for 2010 was \$0.1 million (\$0.4 million in 2009), reflecting the low interest rate environment.

Climate Change Fund

The Climate Change Fund (CCF) was established in April 2008 to facilitate greater investments in developing member countries to address the causes and consequences of climate change alongside ADB's assistance in related sectors.

Contributed resources: ADB provided the initial contribution of \$40.0 million in May 2008, as part of the 2007 ordinary capital resources' net income allocation. In May 2010, \$10.0 million was transferred to the CCF from ordinary capital resources allocable net income. As of December 31, 2010, the CCF's resources totaled \$51.0 million, of which \$31.9 million had been utilized, leaving an uncommitted balance of \$19.1 million (\$26.7 million as of December 31, 2009).

Operations: In 2010, nine technical assistance and grants and two supplementary approvals totaling \$17.2 million were approved and became effective (12 technical assistance and grants for \$10.7 million in 2009). The balance of undisbursed commitments as of December 31, 2010 amounted to \$25.6 million, as compared with \$13.0 million as of the end of 2009.

Investment position: As of December 31, 2010, the CCF's investment portfolio totaled \$43.4 million (\$39.2 million as of December 31, 2009). With the lower yield on U.S. dollar investments, revenue from investments decreased to \$0.1 million in 2010 (\$0.4 million in 2009).

Asia Pacific Disaster Response Fund

The Asia Pacific Disaster Response Fund (APDRF) was established on April 1, 2009, to provide, in a timely fashion, incremental grant resources to developing member countries affected by natural disasters.

Contributed resources: In May 2009, \$40.0 million was transferred from the ATF as the initial resources of the APDRF. With accumulated income from investment and other sources of \$0.1 million, total resources of the APDRF as of December 31, 2010 amounted to \$40.1 million, of which \$12.6 million had been utilized, leaving an uncommitted balance of \$27.5 million.

Operations: In 2010, two grants totaling \$5.5 million became effective (three grants totaling \$7.0 million in 2009). The balance of undisbursed commitments as of December 31, 2010 amounted to \$6.0 million, compared with \$7.0 million as of December 31, 2009.

Investment position: As of December 31, 2010, the APDRF's investment portfolio totaled \$20.1 million (\$29.6 million as of December 31, 2009). Total revenue from investments for 2010 was \$0.1 million (\$0.1 million in 2009).

Trust Funds Managed by ADB

Japan Scholarship Program

The Japan Scholarship Program (JSP) was established in 1988 to provide opportunities for well-qualified citizens of developing member countries to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in the region.

The JSP is funded by the Government of Japan and administered by ADB. In 2010, the JSP had 27 participating institutions in 10 countries. Between 1988 and 2010, Japan contributed $116.1 million, and 2,696 scholarships were awarded to recipients from 35 members. Of the total, 2,362 recipients have completed their courses. Women have received 925 scholarships. An average of 155 new scholarships a year has been awarded in the past 10 years.

Japan Fund for Poverty Reduction

The Government of Japan established the Japan Fund for Poverty Reduction (JFPR) in May 2000 to provide grants for projects supporting poverty reduction and related social development activities that can add value to projects financed by ADB. In 2010, the JFPR expanded its scope of grant assistance to provide technical assistance grants in addition to project grants. As of December 31, 2010, the total JFPR funds made available totaled about $445.8 million. ADB had approved 137 grant projects ($352.9 million equivalent) and 30 technical assistance projects ($25.4 million equivalent).

Grant Cofinancing Activities

Trust funds and project-specific grants are key instruments to mobilize and channel grants from external sources to finance technical assistance and components of investment projects. They complement ADB's own resources to meet capacity development and other specific demands from developing member countries. Bilateral, multilateral, and private sector partners and others have contributed more than $3.0 billion in grants to ADB operations. In 2010, grant cofinancing for ADB-approved projects totaled $307.6 million including $150.25 million for 112 technical assistance projects and $157.35 million for grant components of 23 investment projects.

By the end of 2010, ADB was administering 37 trust funds – 22 single-donor and 15 multi-donor trust funds – to finance activities in various sectors or for specific themes, including poverty reduction, governance, gender and development, managing for development results, HIV/AIDS, water, energy, education, information and communications technology, and trade and finance.

Initially, trust funds were established through donor-specific channel financing agreements, for a wide range of sectors, focused primarily on financing technical assistance operations. More recently, in support of the priority sectors under Strategy 2020 and consistent with ADB's financing partnership strategy and harmonization efforts, ADB has established trust funds based on common agreements with development partners and financing through instruments of contribution. These are established under an umbrella facility of sector- and theme-focused financing partnership, and finance technical assistance and grant components of

investment projects. As of 2010, four financing partnership facilities supported projects in water, clean energy, regional cooperation and integration, and urban development financing.

Additional resources from external partners totaled $147.4 million in 2010, comprising $40.5 million in new contributions and $106.9 million in replenishments to existing trust funds. Australia provided $0.8 million in new contributions to the Gender and Development Cooperation Fund. The Future Carbon Fund received $35.0 million in new contributions from two private sector partners: POSCO (Republic of Korea) and Eneco Energy Trade (the Netherlands). The World Bank made a new contribution of $4.7 million to the Climate Investment Fund. The following other replenishments were provided:

(i) $8.0 million from Australia for the Pacific Region Infrastructure Facility;
(ii) $84.8 million from Japan for the JFPR, JSP, Asian Clean Energy Fund under the Clean Energy Financing Partnership Facility, and Investment Climate Facilitation Fund under the Regional Cooperation and Integration Financing Partnership Facility;
(iii) $6.4 million from the Republic of Korea for the e-Asia and Knowledge Partnership Fund;
(iv) $2.0 million from Luxembourg for the Financial Sector Development Partnership Fund;
(v) $0.7 million from Spain for its Cooperation Fund for Technical Assistance; and
(vi) $5.1 million from Sweden for the Cooperation Fund for Fighting HIV/AIDS in Asia and the Pacific.

GOVERNANCE

The Board of Directors has established an Audit Committee, a Budget Review Committee, a Compliance Review Committee, a Development Effectiveness Committee, an Ethics Committee, and a Human Resources Committee.

Audit Committee

The Audit Committee was established to assist the Board of Directors in carrying out its responsibilities as they relate to ADB's financial reporting and audits, including internal controls. The Audit Committee consists of not more than six members of the Board of Directors. The Chair and other members are appointed by the President in consultation with the Board of Directors.

The Audit Committee assesses in its annual report its work and evaluates its performance annually relative to the Audit Committee's purpose and responsibilities outlined in the Terms of Reference of the Audit Committee. The Audit Committee has an oversight function regarding current areas of financial risk and how these are being managed and must satisfy itself that ADB's financial reporting and audits, including internal controls, are adequate and efficient.

Budget Review Committee

The Budget Review Committee was established to enhance the effectiveness of the Board of Directors in discharging its responsibilities in connection with the approval of the annual administrative budget. The Budget Review Committee consists of not more than six members of the Board of Directors, who may be Directors or Alternate Directors, appointed by the President in consultation with the Board of Directors. The President designates one member as Chair.

The Budget Review Committee reviews the proposed annual administrative budget, taking into account the mid-year review of the current administrative budget, and reports its findings to the Board of Directors. It also considers any other aspects of the administrative budget that the President may request and reports its findings to the Board of Directors.

Compliance Review Committee

The Compliance Review Committee was established under ADB's accountability mechanism. The Compliance Review Committee clears the Compliance Review Panel's proposed terms of reference and time frame for conducting compliance reviews, and reviews the panel's draft monitoring reports on implementation of remedial actions approved by the Board of Directors before the panel finalizes them.

Development Effectiveness Committee

The Development Effectiveness Committee was established to assist the Board of Directors in carrying out its responsibility of ensuring that ADB's programs and activities achieve development effectiveness. Development effectiveness is assessed through ADB's operations evaluation. The Development Effectiveness Committee focuses increasingly on broader evaluations at the country, sector, thematic, and policy levels. The Development Effectiveness Committee consists of not more than six members of the Board of Directors. The President appoints the members of the Development Effectiveness Committee, in consultation with the Board of Directors, and designates one of them as the Chairperson.

The Development Effectiveness Committee is expected to satisfy itself that ADB's operations evaluation activities are adequate and efficient. In this regard, the specific responsibilities that the Development Effectiveness Committee carries out on behalf of the Board of Directors are as follows: (i) review the annual work program of ADB's Operations Evaluation Office (OED); (ii) review OED's reports and the action taken by ADB on them; (iii) report to the Board of Directors on selected high-priority evaluation issues, if any, that have a significant bearing on the relevance, efficiency and effectiveness of ADB, and make recommendations on such issues; (iv) monitor and report to the Board of Directors on the implementation of its decisions; (v) review the annual programs for the preparation of project completion reports and technical assistance completion reports; and (vi) review the semiannual report on loan and technical assistance portfolio performance.

Ethics Committee

The Ethics Committee was created to address matters of ethics that may arise under the Code of Conduct adopted by the Board of Directors in September 2006. The provisions of the Code of Conduct apply to all members of the Board of Directors (executive directors, alternate executive directors, and temporary alternate directors) and to the President. The Ethics Committee consists of five Directors and/or Alternate Directors. When appointing committee members and the Chair, the President will seek to ascertain and abide by the consensus of the Board of Directors.

The Ethics Committee is responsible for advising executive directors, alternate executive directors, or the President when they request guidance on actual or potential conflicts of interest or other ethical issues concerning themselves. The Ethics Committee also considers any allegations of misconduct against executive directors, alternate executive directors, or the

President that relate to the performance of their duties. It recommends appropriate action to the Board of Directors.

Human Resources Committee

The Human Resources Committee is a means by which the Board of Directors can provide guidance on human resources management, in view of Strategy 2020 in terms of the systematic implementation of wide ranging reforms and fundamental improvements to its human resources management. Its primary responsibility includes reviewing, monitoring and making recommendations to the Board of Directors on ADB's human resources strategies and policies. The Human Resources Committee's mandate and terms of reference will be re-examined after two years to determine whether it should be continued, or merged with another committee, as appropriate. The Human Resources Committee consists of not more than six members of the Board of Directors.

ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full-time at ADB's principal office. The Board of Directors has 12 members, of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Executive Director is entitled to cast the number of votes that counted toward his or her election, which votes need not be cast as a unit. Executive Directors hold office for a term of two years and may be reelected. Each Executive Director appoints an Alternate Executive Director to act in such Executive Director's absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the total voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member country, is elected by the Board of Governors. The President is elected for a 5-year term and may be reelected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in the case of an equal division of votes. The President, while holding office, may not be a Governor or an Executive Director, or an Alternate for either. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice-Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has five Vice-Presidents. Each Vice-President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice-President exercises the authority and performs the functions of the President.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of April 11, 2011:

Executive Directors	Alternate Executive Directors	Members Represented
Phil Bowen	Dereck Rooken-Smith	Australia; Azerbaijan; Cambodia; Georgia; Hong Kong, China; Kiribati; Federated States of Micronesia; Nauru; Palau; Solomon Islands; Tuvalu
Howard Brown	Jacob A. Rooimans	Canada; Denmark; Finland; Ireland; The Netherlands; Norway; Sweden
Richard Edwards	Eduard Westreicher	Austria; Germany; Luxembourg; Turkey; United Kingdom
Ashok K. Lahiri	Bounleua Sinxayvolavong	Afghanistan; Bangladesh; Bhutan; India; Lao People's Democratic Republic; Tajikistan; Turkmenistan
Michele Miari Fulcis	Jose Miguel Cortes	Belgium; France; Italy; Portugal; Spain; Switzerland
Robert M. Orr	Maureen Grewe	United States
Masakazu Sakaguchi	Yasuto Watanabe	Japan
Siraj S. Shamsuddin	Gaudencio S. Hernandez, Jr.	Kazakhstan; Maldives; Marshall Islands; Mongolia; Pakistan; Philippines; Timor-Leste
Maurin Sitorus	CJ (Stan) Vandersyp	Armenia; Cook Islands; Fiji; Indonesia; Kyrgyz Republic; New Zealand; Samoa; Tonga

Jaejung Song	Wilson Kamit	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Chaiyuth Sudthitanakorn	Govinda Bahadur Thapa	Brunei Darussalam; Malaysia; Myanmar; Nepal; Singapore; Thailand
Yingming Yang	Xiuzhen Guan	People's Republic of China

Principal Officers

The principal officers of ADB are as follows:

President	Haruhiko Kuroda
Vice-President (Operations 1)	Xiaoyu Zhao
Vice-President (Operations 2)	C. Lawrence Greenwood, Jr.
Vice-President (Private Sector and Cofinancing Operations)	Lakshmi Venkatachalam
Vice-President (Knowledge Management and Sustainable Development)	Ursula Schaefer-Preuss
Vice-President (Finance and Administration)	Bindu N. Lohani
Managing Director General	Rajat M. Nag
The Secretary	Robert L.T. Dawson
General Counsel	Jeremy H. Hovland
Director General, East Asia Department	Klaus Gerhaeusser
Director General, South Asia Department	Sultan H. Rahman
Director General, Central and West Asia Department	Juan Miranda
Director General, Southeast Asia Department	Kunio Senga

Director General, Pacific Department	Robert F. Wihtol
Director General, Private Sector Operations Department	Philip C. Erquiaga
Director General, Regional and Sustainable Development Department, and concurrently, Chief Compliance Officer	Xianbin Yao
Director General, Strategy and Policy Department	Kazu Sakai
Director General, Independent Evaluation Department	H. Satish Rao
Director General, Budget, Personnel and Management Systems Department	Masayuki Tamagawa
Chief Economist, Economics and Research Department	Changyong Rhee
Head, Office of Cofinancing Operations	Tadashi Kondo
Principal Director, Central Operations Services Office	Hamid L. Sharif
Principal Director, Office of Administrative Services	Benjamin Lee
Principal Director, Office of Information Systems and Technology	Seethapathy Chander
Principal Director, Department of External Relations	Ann Quon
Treasurer	Thierry de Longuemar
Controller	Hong-Sang Jung
Auditor General	Kathleen M. Moktan
Head, Office of Anticorruption and Integrity	Peter E. Pedersen
Head, Office of Risk Management	Juan Limandibrata
Head, Office of Regional Economic Integration	Iwan J. Azis

THE CHARTER

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying out of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic and Social Commission for Asia and the Pacific, and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB's members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

INDEX TO FINANCIAL STATEMENTS
ORDINARY CAPITAL RESOURCES

Page

Management's Report on Internal Control over Financial Reporting.................. F-3

Independent Auditors' Report.. F-4

Balance Sheet – December 31, 2010 and 2009
Appendix I.. F-8

Statement of Income and Expenses for the Years Ended December 31, 2010 and 2009
Appendix II.. F-10

Statement of Cash Flows for the Years Ended December 31, 2010 and 2009
Appendix III.. F-11

Statement of Changes in Capital and Reserves for the Years Ended
December 31, 2010 and 2009
Appendix IV.. F-12

Summary Statement of Loans – December 31, 2010 and 2009
Appendix V.. F-14

Summary Statement of Borrowings – December 31, 2010 and 2009
Appendix VI.. F-16

Statement of Subscriptions to Capital Stock and Voting Power – December 31, 2010
Appendix VII.. F-18

Notes to Financial Statements – December 31, 2010 and 2009
Appendix VIII.. F-20

These Financial Statements were noted by ADB's Board of Directors on April 6, 2011. They are subject to the approval of ADB's Board of Governors, which approval is expected to be obtained at ADB's Annual Meeting in Ha Noi, Viet Nam to be held on May 5 to 6, 2011.

(Page intentionally left blank)

ORDINARY CAPITAL RESOURCES

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of December 31, 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on that assessment, management believes that as of December 31, 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework.*



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Ordinary Capital Resources as of December 31, 2010 and 2009 and the related statements of income and expenses, cash flows, and changes in capital and reserves, for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

**To the Board of Directors and the Board of Governors of
Asian Development Bank**

We have audited the accompanying balance sheet of Asian Development Bank ("ADB") – Ordinary Capital Resources as of December 31, 2010 and 2009 and the related statements of income and expenses, cash flows, and changes in capital and reserves, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Ordinary Capital Resources as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2010 and 2009 financial statements taken as a whole. The summary statement of loans and summary statement of borrowings as of December 31, 2010 and 2009, and statement of subscriptions to capital stock and voting power as of December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules are the responsibility of ADB's management. Such 2010 and 2009 schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

ASIAN DEVELOPMENT BANK—
BALANCE
December 31, 2010
Expressed in Thousands of

ASSETS

	2010		2009	
DUE FROM BANKS (Note C)		$ 114,648		$ 129,843
INVESTMENTS (Notes C, D, L, and P)				
Government and government-guaranteed obligations	$ 13,842,500		$ 10,308,595	
Time deposits	2,285,773		1,991,982	
Other securities	2,125,086	18,253,359	1,823,002	14,123,579
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Note P)		707,851		551,386
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note P)		318,228		335,240
LOANS OUTSTANDING (Appendix V) (Notes A, E, and P) (Including ASC 815 adjustment of $278 - 2010 and $365 - 2009; net unamortized loan origination costs of $53,441 - 2010 and $84,606 - 2009)				
Sovereign	43,634,265		39,846,308	
Nonsovereign	2,352,051		1,969,982	
	45,986,316		41,816,290	
Less—allowance for loan losses	42,505	45,943,811	103,242	41,713,048
EQUITY INVESTMENTS (Notes A, G, and P)		1,108,198		884,440
ACCRUED INTEREST RECEIVABLE				
Investments	117,493		114,124	
Loans	183,534	301,027	190,464	304,588
RECEIVABLE FROM SWAPS (Notes H and P)				
Borrowings	29,475,685		24,917,264	
Others	1,781,058	31,256,743	1,044,854	25,962,118
OTHER ASSETS				
Property, furniture, and equipment (Note I)	161,177		158,809	
Investment related receivables (Note D)	272,544		477,016	
Swap related collateral (Note H)	1,588,350		735,050	
Miscellaneous (Note N)	144,246	2,166,317	149,940	1,520,815
TOTAL		**$ 100,170,182**		**$ 85,525,057**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES
SHEET
and 2009
United States Dollars

LIABILITIES, CAPITAL, AND RESERVES

	2010		2009	
BORROWINGS (Appendix VI) (Notes H, J, and P)				
At amortized cost	$ 3,771,063		$ 3,776,212	
At fair value	48,075,055	$ 51,846,118	38,313,203	$ 42,089,415
ACCRUED INTEREST ON BORROWINGS		540,366		408,783
PAYABLE FOR SWAPS (Notes H, J, and P)				
Borrowings	25,775,013		23,503,343	
Others	2,077,841	27,852,854	1,294,160	24,797,503
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENT		714,490		555,000
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables (Note D)	411,988		689,786	
Payable for swap related collateral (Note H)	1,588,350		735,050	
Undisbursed technical assistance commitments	1,347		10,355	
Accrued pension and postretirement medical benefit costs (Note O)	1,168,252		903,466	
Miscellaneous (Notes F, I, and N)	167,948	3,337,885	159,616	2,498,273
TOTAL LIABILITIES		84,291,713		70,348,974
CAPITAL AND RESERVES (Appendix IV)				
Capital stock (Appendix VII) (Note K)				
Authorized				
(SDR106,389,330,000 - 2010 and 2009)				
Subscribed				
(SDR93,472,010,000 - 2010; SDR38,893,430,000 - 2009)	143,949,700		60,751,149	
Less—"callable" shares subscribed	136,535,071		56,640,850	
"Paid-in" shares subscribed	7,414,629		4,110,299	
Less—subscription installments not due	3,084,711		217,636	
Subscription installments matured	4,329,918		3,892,663	
Less—capital transferred to the Asian Development Fund and discount	74,240		74,366	
	4,255,678		3,818,297	
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note K)	(341,130)		(142,181)	
Net notional amounts required to maintain value of currency holdings (Note K)	(419,186)		(523,220)	
Ordinary reserve (Note L)	10,030,460		9,789,807	
Special reserve (Note L)	230,226		218,903	
Loan loss reserve (Note L)	246,000		493,162	
Surplus (Note L)	1,131,756		884,594	
Cumulative revaluation adjustments account (Note L)	183,521		631,129	
Net income (loss) after appropriation (Appendix II) (Note L)	614,489		(36,725)	
Accumulated other comprehensive (loss) income (Appendix IV) (Note L)	(53,345)	15,878,469	42,317	15,176,083
TOTAL		**$ 100,170,182**		**$ 85,525,057**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended December 31, 2010 and 2009
Expressed in Thousands of United States Dollars

	2010			2009		
REVENUE (Note M)						
From loans (Note E)						
Interest	$ 688,006			$ 947,921		
Commitment charge	58,151			64,061		
Other	(65,678)	$ 680,479		(52,149)	$ 959,833	
From investments (Note D)						
Interest		367,499			459,367	
From guarantees (Note F)		11,322			9,180	
From equity investments		58,425			24,527	
From other sources—net (Notes E and Q)		24,160			18,641	
TOTAL REVENUE			$ 1,141,885			$ 1,471,548
EXPENSES (Note M)						
Borrowings and related expenses (Note J)		386,048			741,665	
Administrative expenses (Note M)		294,251			193,638	
Provision for losses (Notes E and F)		(44,713)			115,779	
Other expenses		3,544			5,074	
TOTAL EXPENSES			639,130			1,056,156
NET REALIZED GAINS (LOSSES)						
From investments (Notes D and M)		33,805			30,460	
From equity investments (Note M)		48,080			(10,230)	
From borrowings		1,444			2,967	
Others (Note M)		(3,011)			81	
NET REALIZED GAINS			80,318			23,278
NET UNREALIZED GAINS (LOSSES) (Note M)			42,738			(466,215)
NET INCOME (LOSS)			**$ 625,811**			**$ (27,545)**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 669,427	$ 962,456
Interest on investments received	387,861	448,126
Interest (paid) received for securities purchased under resale/repurchase arrangement	(2,293)	611
Interest and other financial expenses paid	(299,183)	(808,695)
Administrative expenses paid	(258,601)	(151,442)
Technical assistance to member countries disbursed	(84)	(10,183)
Others—net	24,645	18,888
Net Cash Provided by Operating Activities	521,772	459,761
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	5,202,164	7,364,182
Maturities of investments	100,204,828	82,238,440
Purchases of investments	(109,885,121)	(88,628,493)
Net payments on future contracts	(398)	(83)
Net receipts from securities purchased under resale arrangement	7,692	172,059
Principal collected on loans	2,305,080	1,890,879
Loans disbursed	(5,892,748)	(7,800,946)
Receipts from swaps	323,017	43,817
Payments for swaps	(554,862)	–
Property, furniture, and equipment acquired	(19,791)	(16,588)
Change in swap related collateral	853,300	735,050
Purchases of equity investments	(183,039)	(58,744)
Sales of equity investments	109,970	27,062
Net Cash Used in Investing Activities	(7,529,908)	(4,033,365)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	14,465,398	10,186,688
Borrowings redeemed	(7,489,554)	(5,921,627)
Matured capital subscriptions collected[1]	222,385	3,655
Issuance expenses paid	(37,871)	(13,791)
Demand obligations of members encashed	14,235	8,657
Receipts from swaps	95,557	50,972
Payments for swaps	(106,570)	(614,386)
Resources transferred to ADF	(120,000)	(120,000)
Resources transferred to TASF	(40,000)	(23,000)
Resources transferred to RCIF	(10,000)	–
Resources transferred to CCF	(10,000)	–
Net Cash Provided by Financing Activities	6,983,580	3,557,168
Effect of Exchange Rate Changes on Due from Banks	9,361	4,041
Net Decrease in Due from Banks	(15,195)	(12,395)
Due from Banks at Beginning of Year	129,843	142,238
Due from Banks at End of Year	$ 114,648	$ 129,843
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Loss) (Appendix II)	$ 625,811	$ (27,545)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:[2]		
Depreciation and amortization	135,878	74,154
Provision for losses (written back) charged—net	(44,713)	115,779
Net realized gains from investments and other borrowings	(90,919)	(34,257)
Proportionate share in earnings on equity investments	(39,868)	(5,521)
Net unrealized (gains) losses	(55,105)	466,215
Change in accrued revenue from loans, investments and other swaps	(12,368)	27,654
Change in receivable from ADF - allocation of administrative expenses	14,534	(11,377)
Change in accrued interest on borrowings and swaps, and other expenses	274,511	117,798
Change in pension and postretirement benefit liability	(274,891)	(244,880)
Others—net	(11,098)	(18,259)
Net Cash Provided by Operating Activities	$ 521,772	$ 459,761

Supplementary disclosure of noncash financing activities:

[1] Nonnegotiable, noninterest-bearing demand promissory notes amounting to $191,509 ($1,457 – 2009) were received from members.

[2] Includes securities received from restructuring amounting to $47,483 (nil – 2009).

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—
STATEMENT OF CHANGES
For the Years Ended
Expressed in Thousands of

	Capital Stock	Nonnegotiable, Noninterest-bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income (Loss) After Appropriations	Accumulated Other Comprehensive (Loss) Income	Total
Balance, January 1, 2009	**$ 3,777,071**	**$ (144,514)**	**$ (564,383)**	**$ 9,532,487**	**$ 209,723**	**$ 195,062**	**$ 894,594**	**$ (23,336)**	**$ 1,346,973**	**$ (98,721)**	**$ 15,124,956**
Cumulative effect of ASC 820/825 adoption								227,500			227,500
Comprehensive (loss) income for the year 2009 (Note L)									(27,545)	141,038	113,493
Appropriation of guarantee fees to Special Reserve (Note L)					9,180				(9,180)		–
Change in SDR value of paid-in shares subscribed	36,786										36,786
Change in subscription installments not due	(160,408)										(160,408)
Additional paid-in shares subscribed during the year	165,523										165,523
Change in SDR value of capital transferred to Asian Development Fund	(675)										(675)
Change in notional maintenance of value (Note K)			41,163								41,163
Demand obligations on account of subscription received during the year		(1,457)									(1,457)
Encashment of demand obligations during the year		8,657									8,657
Change in US Dollar value of demand obligations		(4,866)									(4,866)
Allocation of prior year income to ordinary reserve, loan loss reserve, surplus and transfer to cumulative revaluation account (Note L)				261,408		298,100	(10,000)	426,965	(1,203,973)		(227,500)
Allocation of prior year income to ADF and TASF (Note L)									(143,000)		(143,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)				(4,088)							(4,088)
Balance, December 31, 2009	**$ 3,818,297**	**$ (142,181)**	**$ (523,220)**	**$ 9,789,807**	**$ 218,903**	**$ 493,162**	**$ 884,594**	**$ 631,129**	**$ (36,725)**	**$ 42,317**	**$ 15,176,083**

ORDINARY CAPITAL RESOURCES
IN CAPITAL AND RESERVES
December 31, 2010 and 2009
United States Dollars (Note K)

	Capital Stock	Nonnegotiable, Noninterest-bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income (Loss) After Appropriations	Accumulated Other Comprehensive (Loss) Income	Total
Balance, December 31, 2009	$ 3,818,297	$ (142,181)	$ (523,220)	$ 9,789,807	$ 218,903	$ 493,162	$ 884,594	$ 631,129	$ (36,725)	$ 42,317	$ 15,176,083
Comprehensive income (loss) for the year 2010 (Note L)									625,811	(95,662)	530,149
Appropriation of guarantee fees to Special Reserve (Note L)					11,322				(11,322)		-
Change in SDR value of paid-in shares subscribed	51,871										51,871
Change in subscription installments not due	(2,248,259)										(2,248,259)
Additional paid-in shares subscribed during the year	2,632,723										2,632,723
Change in SDR value of capital transferred to Asian Development Fund	1,046										1,046
Change in notional maintenance of value (Note K)			104,034								104,034
Demand obligations on account of subscription received during the year		(189,276)									(189,276)
Encashment of demand obligations during the year		14,235									14,235
Change in US Dollar value of demand obligations		(23,908)									(23,908)
Allocation of prior year income to ordinary reserve, loan loss reserve, surplus and transfer from cumulative revaluation account (Note L)				230,882		(247,162)	247,162	(447,607)	216,725		-
Allocation of prior year income to ADF, TASF, RCIF and CCF (Note L)									(180,000)		(180,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)				9,771							9,771
Balance, December 31, 2010	$ 4,255,678	$ (341,130)	$ (419,186)	$ 10,030,460	$ 230,226	$ 246,000	$ 1,131,756	$ 183,521	$ 614,489	$ (53,345)	$ 15,878,469

Note: Figures may not add to total due to rounding.

Accumulated Other Comprehensive Income (Note L)
For the Years Ended December 31, 2010 and 2009
Expressed in Thousands of United States Dollar

	ASC 815 Adjustments and Amortization		Accumulated Translation Adjustments		Unrealized Investment Holding Gains		Pension/Postretirement Liability Adjustment-ASC 715 and 958		Accumulated Other Comprehensive (Loss) Income	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Balance, January 1	$ (1,620)	$ (958)	$ 6,747	$ (156,805)	$ 683,627	$ 460,599	$ (646,437)	$ (401,557)	$ 42,317	$ (98,721)
Amortization	1,620	(662)	–	–	–	–	–	–	1,620	(662)
Other comprehensive income (loss) for the year	–	–	118,980	163,552	58,629	223,028	(274,891)	(244,880)	(97,282)	141,700
Balance, December 31	$ –	$ (1,620)	$ 125,727	$ 6,747	$ 742,256	$ 683,627	$ (921,328)	$ (646,437)	$ (53,345)	$ 42,317

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—
SUMMARY STATEMENT
December 31, 2010
Expressed in Thousands of

Borrowers/Guarantors	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective[3]	Total Loans	Percent of Total Loans
Afghanistan	$ 69,412	$ –	$ –	$ 69,412	0.10
Armenia	24,800	15,200	170,000	210,000	0.30
Azerbaijan	131,845	430,951	26,578	589,374	0.84
Bangladesh	1,359,505	580,806	800,000	2,740,311	3.89
Bhutan	29,083	21,917	–	51,000	0.07
Cambodia	6,860	–	–	6,860	0.01
People's Republic of China	10,815,086	4,887,836	1,575,733	17,278,655	24.51
Cook Islands	10,018	8,612	–	18,630	0.03
Fiji	108,342	69,967	–	178,309	0.25
Georgia	125,000	25,000	188,000	338,000	0.48
India	9,392,098	3,785,466	1,967,378	15,144,942	21.48
Indonesia	10,345,375	386,796	650,000	11,382,171	16.14
Kazakhstan	723,371	298,627	606,580	1,628,578	2.31
Republic of Korea	52,212	–	–	52,212	0.07
Lao People's Democratic Republic	63,755	1,654	–	65,409	0.09
Malaysia	148,336	–	–	148,336	0.21
Maldives	7,500	–	–	7,500	0.01
Marshall Islands	2,408	–	–	2,408	0.00
Federated States of Micronesia	171	4,626	–	4,797	0.01
Mongolia	6,866	–	–	6,866	0.01
Myanmar	–	–	–	–	–
Nauru	910	–	–	910	0.00
Nepal	4,923	–	–	4,923	0.01
Pakistan	5,226,816	1,744,365	378,800	7,349,981	10.42
Palau	–	–	12,600	12,600	0.02
Papua New Guinea	162,962	103,957	40,900	307,819	0.44
Philippines	4,926,469	227,370	600,000	5,753,839	8.16
Sri Lanka	580,044	808,987	20,000	1,409,031	2.00
Thailand	65,890	238,737	300,000	604,627	0.86
Uzbekistan	545,415	578,096	–	1,123,511	1.59
Viet Nam	995,689	1,602,154	1,412,850	4,010,693	5.69
	45,931,161	15,821,124	8,749,419	70,501,704	99.99
Regional	1,714	6,500	–	8,214	0.01
TOTAL – December 31, 2010	45,932,875	15,827,624	8,749,419	70,509,918	100.00
Allowance for loan losses	(42,505)	–	–	(42,505)	
Unamortized loan origination cost—net	53,441	–	–	53,441	
NET BALANCE – December 31, 2010	**$ 45,943,811**	**$ 15,827,624**	**$ 8,749,419**	**$ 70,520,854**	
Made up of:					
Sovereign Loans	$ 43,634,265	$ 15,260,098	$ 7,642,108	$ 66,536,471	
Nonsovereign Loans					
Private Sector	2,141,113	452,956	973,011	3,567,080	
Public Sector	168,433	114,570	134,300	417,303	
Net Balance – December 31, 2010	$ 45,943,811	$ 15,827,624	$ 8,749,419	$ 70,520,854	
TOTAL – December 31, 2009	$ 41,731,684	$ 16,656,513	$ 6,221,426	$ 64,609,623	
Allowance for loan losses	(103,242)	–	–	(103,242)	
Unamortized loan origination cost—net	84,606	–	–	84,606	
NET BALANCE – December 31, 2009	**$ 41,713,048**	**$ 16,656,513**	**$ 6,221,426**	**$ 64,590,987**	
Made up of:					
Sovereign Loans	$ 39,843,585	$ 16,041,810	$ 5,281,750	$ 61,167,145	
Nonsovereign Loans					
Private Sector	1,788,716	539,703	580,376	2,908,795	
Public Sector	80,747	75,000	359,300	515,047	
Net Balance – December 31, 2009	$ 41,713,048	$ 16,656,513	$ 6,221,426	$ 64,590,987	

[1] Amounts outstanding on the multicurrency fixed lending rate loans totaled $18,378 ($25,689 – 2009), on pool-based loans totaled $8,249,314 ($9,097,034 – 2009) and on LIBOR-based loans and market-based loans totaled $37,665,183 ($32,608,961 – 2009). The average yield on loans was 1.61% (2.67% – 2009).

[2] Refer to the unwithdrawn portions of effective loans as of December 31, 2010. Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totaling $331,488 ($443,627 – 2009).

[3] Refer to approved loans that have not become effective as of December 31, 2010, pending borrowers' compliance with effectiveness conditions specified in the loan regulations and the loan agreements.

[4] Includes undisbursed commitment relating to Revolving Credit Facility of Trade Financing Facilitation Program amounting to $6,500.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES
OF LOANS
and 2009
United States Dollars

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2011	$ 2,727,670	2020	16,512,724
2012	3,222,949	2025	12,981,368
2013	4,685,023	2030	9,300,353
2014	4,488,714	2035	4,110,319
2015	3,435,555	over 2035	295,824
		Total	$ 61,760,499[4]

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2010	2009
Chinese yuan	$ 245,576	$ 208,196
Japanese yen	4,933,225	4,923,704
Indian rupee	229,696	242,559
Indonesian rupiah	37,862	12,719
Kazakhstan tenge	16,279	24,261
Pakistan rupee	186	190
Philippine peso	85,719	90,129
Swiss franc	2,429	2,785
Thailand baht	31,692	–
United States dollar	40,350,211	36,227,141
Total	**$ 45,932,875**	**$ 41,731,684**

ASIAN DEVELOPMENT BANK—
SUMMARY STATEMENT
December 31, 2010
Expressed in Thousands of

	Borrowings		Swap Arrangements[2]				
	Principal Outstanding[1]		Payable (Receivable)[3]		Net Currency Obligation[3]		Weighted Average
	2010	2009	2010	2009	2010	2009	Cost (%) After Swaps
Australian dollar	$ 7,924,666	$ 6,005,773	$ (7,989,734)	$ (6,152,966)	$ (65,068)	$ (147,193)	
Brazilian real	1,014,970	–	(1,021,235)	–	(6,265)	–	
Canadian dollar	1,655,931	1,446,605	(1,702,408)	(1,558,385)	(46,477)	(111,780)	
Chinese yuan	433,424	266,650	112,825	52,083	469,094	278,279	
			(77,155)	(40,454)			
Euro	13,358	43,734	(13,420)	(46,781)	(62)	(3,047)	
Hong Kong dollar	200,488	233,386	(201,745)	(232,868)	(1,257)	518	
Indian rupee	106,264	105,902	24,895	25,330	112,344	107,780	
			(18,815)	(23,452)			
Japanese yen	3,781,235	3,506,655	4,110,480	3,771,793	4,535,568	4,313,597	
			(3,356,147)	(2,964,851)			
Kazakhstan tenge	16,279	24,260	–	–	16,279	24,260	
Malaysian ringgit	336,301	328,627	(337,699)	(307,767)	(1,398)	20,860	
Mexican peso	125,842	155,276	(126,934)	(157,117)	(1,092)	(1,841)	
New Taiwan dollar	–	156,593	–	(157,400)	–	(807)	
New Zealand dollar	259,503	69,335	(263,485)	(70,414)	(3,982)	(1,079)	
Philippine peso	119,604	161,628	–	1,617	4	35,451	
			(119,600)	(127,794)			
Pound sterling	388,590	419,050	(402,544)	(432,377)	(13,954)	(13,327)	
Singapore dollar	437,883	409,453	(441,952)	(410,050)	(4,069)	(597)	
South African rand	3,136,651	3,000,875	(3,169,932)	(3,094,623)	(33,281)	(93,748)	
Swiss franc	912,517	692,611	(521,672)	(248,609)	390,845	444,002	
Thai baht	225,418	334,859	(228,396)	(333,361)	(2,978)	1,498	
Turkish lira	2,496,494	2,181,095	(2,525,698)	(2,351,017)	(29,204)	(169,922)	
United States dollar	28,236,450	22,520,520	21,526,813	19,652,520	42,806,149	35,966,062	
			(6,957,114)	(6,206,978)			
Subtotal	51,821,868	42,062,887	$ (3,700,672)	$ (1,413,921)	$ 48,121,196	$ 40,648,966	0.82
Unamortized discounts/ premiums and transition adjustments	24,250	26,528					
Accumulated translation adjustments							1.29
ASC 815 Adjustments							(0.05)
Total	**$ 51,846,118**	**$ 42,089,415**					**2.06**

[1] Reported at Fair Value upon adoption of ASC 820/825 effective January 1, 2008, except for unswapped borrowings which are reported at net of principal amount and unamortized discount/premium of zero coupon bonds. The aggregate face amounts and discounted values of zero coupon and deep discount borrowings (in United States dollar equivalents) are:

	Aggregate Face Amount		Discounted Value	
Currency	2010	2009	2010	2009
Australian dollar	$ 1,555,452	$ 1,188,525	$ 1,366,146	$ 1,042,833
Brazilian real	75,000	–	49,330	–
Canadian dollar	800,000	758,042	730,938	665,320
Philippine peso	–	54,140	–	50,312
South African rand	1,276,835	492,184	980,939	421,250
Swiss franc	522,883	471,712	402,584	345,046
Turkish lira	1,998,714	1,448,688	1,563,670	1,098,943
United States dollar	2,887,736	2,542,802	2,273,842	1,886,080

ORDINARY CAPITAL RESOURCES
OF BORROWINGS
and 2009
United States Dollars

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING[4]

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2011	$ 9,515,053	2020	7,919,812
2012	8,199,993	2025	287,189
2013	8,622,504	2030	2,716,127
2014	8,125,938	2035	41,996
2015	6,417,506	over 2036	-
		Total	$ 51,846,118

INTEREST RATE SWAP ARRANGEMENTS

	Notional Amount	Average Rate (%) Receive	Average Rate (%) Pay Floating[5]	Maturing Through[6]
Receive Fixed Swaps:				
Australian dollar[7]	$ 61,325	2.64	0.07	2027-2032
Chinese yuan	384,999	3.22	2.49	2015-2020
Indian rupee	111,395	5.40	5.29	2014
United States dollar	23,062,743	2.60	0.35	2011-2043
United States dollar[8]	61,325	2.14	0.05	2016-2027
Receive Floating Swaps:				
Japanese yen	61,325	0.45	0.03	2016-2032
United States dollar	2,307,414	0.31	0.40	2011-2020
Total	$ 26,050,526			

[2] Include currency and interest rate swaps. At December 31, 2010, the remaining maturity of swap agreements ranged from less than one year to 35 years. Approximately 79.12% of the swap receivables and 80.83% of the payables are due before January 1, 2016.

[3] Adjusted by the cumulative effect of the adoption of ASC 815 effective January 1, 2001.

[4] Bonds with put and call options were considered maturing on the first put or call date.

[5] Represent average current floating rates, net of spread.

[6] Swaps with early termination date were considered maturing on the first termination date.

[7] Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.

[8] Consists of dual currency swaps with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—
STATEMENT OF SUBSCRIPTIONS TO
December 31,
Expressed in Thousands of

	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of	Percent	Par Value Of Shares			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
REGIONAL							
Afghanistan	3,585	0.038	$ 55,210	$ 47,849	$ 7,361	38,462	0.329
Armenia	31,671	0.339	487,743	463,303	24,440	66,548	0.570
Australia	614,220	6.571	9,459,172	8,986,121	473,051	649,097	5.555
Azerbaijan	47,208	0.505	727,017	690,580	36,437	82,085	0.703
Bangladesh	108,384	1.160	1,669,146	1,585,676	83,470	143,261	1.226
Bhutan	660	0.007	10,164	9,533	631	35,537	0.304
Brunei Darussalam	12,462	0.133	191,919	178,428	13,491	47,339	0.405
Cambodia	5,250	0.056	80,852	74,106	6,745	40,127	0.343
People's Republic of China	684,000	7.318	10,533,805	10,006,946	526,860	718,877	6.153
Cook Islands	282	0.003	4,343	4,127	216	35,159	0.301
Fiji	7,218	0.077	111,159	105,600	5,560	42,095	0.360
Georgia	36,243	0.388	558,153	530,202	27,952	71,120	0.609
Hong Kong, China	57,810	0.618	890,291	845,754	44,538	92,687	0.793
India	672,030	7.190	10,349,464	9,831,890	517,573	706,907	6.050
Indonesia	578,100	6.185	8,902,913	8,457,691	445,223	612,977	5.246
Japan	1,656,630	17.723	25,512,599	24,236,700	1,275,899	1,691,507	14.477
Kazakhstan	85,608	0.916	1,318,389	1,252,445	65,944	120,485	1.031
Kiribati	426	0.005	6,561	6,237	323	35,303	0.302
Republic of Korea	534,738	5.721	8,235,126	7,823,306	411,819	569,615	4.875
Kyrgyz Republic	31,746	0.340	488,898	464,442	24,456	66,623	0.570
Lao People's Democratic Republic	1,476	0.016	22,731	21,314	1,417	36,353	0.311
Malaysia	289,050	3.092	4,451,457	4,228,830	222,627	323,927	2.772
Maldives	426	0.005	6,561	6,237	323	35,303	0.302
Marshall Islands	282	0.003	4,343	4,127	216	35,159	0.301
Federated States of Micronesia	142	0.002	2,187	2,033	154	35,019	0.300
Mongolia	1,596	0.017	24,579	23,347	1,232	36,473	0.312
Myanmar	57,810	0.618	890,291	845,754	44,538	92,687	0.793
Nauru	426	0.005	6,561	6,237	323	35,303	0.302
Nepal	15,606	0.167	240,337	228,309	12,028	50,483	0.432
New Zealand	163,020	1.744	2,510,557	2,385,014	125,543	197,897	1.694
Pakistan	231,240	2.474	3,561,165	3,383,076	178,089	266,117	2.278
Palau	342	0.004	5,267	5,005	262	35,219	0.301
Papua New Guinea	9,960	0.107	153,387	145,733	7,654	44,837	0.384
Philippines	252,912	2.706	3,894,921	3,700,153	194,768	287,789	2.463
Samoa	116	0.001	1,786	1,602	185	34,993	0.299
Singapore	12,040	0.129	185,420	172,437	12,982	46,917	0.402
Solomon Islands	708	0.008	10,903	10,364	539	35,585	0.305
Sri Lanka	61,560	0.659	948,042	900,625	47,418	96,437	0.825
Taipei,China	115,620	1.237	1,780,583	1,691,554	89,029	150,497	1.288
Tajikistan	30,402	0.325	468,200	444,730	23,470	65,279	0.559
Thailand	144,522	1.546	2,225,682	2,114,369	111,313	179,399	1.535
Timor-Leste	1,050	0.011	16,170	15,354	816	35,927	0.307
Tonga	426	0.005	6,561	6,237	323	35,303	0.302
Turkmenistan	26,874	0.288	413,868	393,123	20,744	61,751	0.529
Tuvalu	50	0.001	770	708	62	34,927	0.299
Uzbekistan	71,502	0.765	1,101,152	1,046,081	55,071	106,379	0.910
Vanuatu	708	0.008	10,903	10,364	539	35,585	0.305
Viet Nam	12,076	0.129	185,974	164,645	21,329	46,953	0.402
Total Regional (Forward)	**6,670,213**	**71.361**	**102,723,281**	**97,558,298**	**5,164,983**	**8,344,309**	**71.417**

ORDINARY CAPITAL RESOURCES
CAPITAL STOCK AND VOTING POWER
2010
United States Dollars

	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of	Percent	Par Value Of Shares			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
Total Regional (Forward)	**6,670,213**	**71.361**	**102,723,281**	**97,558,298**	**5,164,983**	**8,344,309**	**71.417**
NONREGIONAL							
Austria	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Belgium	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Canada	555,258	5.940	8,551,140	8,123,504	427,636	590,135	5.051
Denmark	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Finland	36,120	0.386	556,259	528,446	27,813	70,997	0.608
France	247,068	2.643	3,804,921	3,614,635	190,286	281,945	2.413
Germany	459,204	4.913	7,071,879	6,718,211	353,668	494,081	4.229
Ireland	12,040	0.129	185,420	172,376	13,044	46,917	0.402
Italy	191,850	2.052	2,954,548	2,806,782	147,766	226,727	1.940
Luxembourg	36,120	0.386	556,259	528,384	27,875	70,997	0.608
Netherlands	108,882	1.165	1,676,815	1,592,961	83,855	143,759	1.230
Norway	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Portugal	12,040	0.129	185,420	172,376	13,044	46,917	0.402
Spain	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Sweden	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Switzerland	20,650	0.221	318,016	295,732	22,284	55,527	0.475
Turkey	12,040	0.129	185,420	172,437	12,982	46,917	0.402
United Kingdom	216,786	2.319	3,338,569	3,171,615	166,955	251,663	2.154
United States	552,210	5.908	8,504,200	7,908,639	595,560	587,087	5.025
Total Nonregional	**2,676,988**	**28.639**	**41,226,418**	**38,976,773**	**2,249,645**	**3,339,651**	**28.583**
TOTAL	**9,347,201**	**100.000**	**$ 143,949,700**	**$ 136,535,071**	**$ 7,414,629**	**$ 11,683,960**	**100.000**

Note: (i) Figures may not add to total due to rounding. (ii) On January 26, 2011, the Board of Directors approved the extension of the subscription deadline for the fifth general capital increase to June 30, 2011.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration.

ADB conducts its operations through the ordinary capital resources (OCR) and Special Funds (See Note Q). Mobilizing financial resources, including cofinancing, is another integral part of ADB's operational activities, where ADB, alone or jointly, administers on behalf of donors funds provided for specific uses.

ADB's OCR operations comprise loans, equity investments, and guarantees. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. ADB's policy on lending limitations limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves and surplus. At December 31, 2010 and 2009, the total of such loans, equity investments, and guarantees aggregated approximately 30.2% and 59.1%, respectively, of the total subscribed capital, reserves, and surplus.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At December 31, 2010, such equity investments represented approximately 7.9% (6.8% – 2009) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the OCR are prepared in accordance with accounting principles generally accepted in the United States of America.

Certain reclassifications of prior year's amounts and information have been made to conform to the current year's presentation. ADB reclassified amounts relating to Receivables from Members of $142,181,000 as of December 31, 2009 from Assets to Capital and Reserves under Nonnegotiable, noninterest–bearing demand obligation on account of subscribed capital.

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies of ADB as these are the currencies of the primary economic environment in which OCR generates and expends cash. The reporting currency is the United States dollar (USD).

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than USD to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, translations of assets, liabilities, capital, and reserves denominated in non-USD are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments, other than those relating to the non-functional currencies (Note M) and to the maintenance of Special Drawing Right (SDR) capital values (Notes K and L), are charged or credited to "Accumulated translation adjustments" and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United States dollars of the weight and fineness in effect on January 31, 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until March 31, 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since April 1, 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in current United States dollars as determined by the IMF, with each share valued at SDR10,000.

As of December 31, 2010, the value of the SDR in terms of the current United States dollar was $1.54003 ($1.56199 – 2009) giving a value for each share of ADB's capital equivalent to $15,400.30 ($15,619.90 – 2009).

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." ASC 815 requires that derivative instruments be recorded in the Balance Sheet as either assets or liabilities measured at fair value.

In applying ASC 815, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

Investments

All investment securities and negotiable certificate of deposits held by ADB other than derivative instruments are considered by management to be "Available for Sale" and are reported at fair value. Time deposits are reported at cost, which is a reasonable estimate of their fair value. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in revenue from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to exchange traded futures, realized gains or losses are reported in the Statement of Income and Expenses under "NET REALIZED GAINS (LOSSES) FROM INVESTMENTS."

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premiums and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investments. Impairment losses are not reversed for subsequent recoveries in the value of the investments, until it is sold.

Securities Transferred Under Repurchase Agreement and Securities Purchased Under Resale Arrangement

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans

ADB's loans are made to or guaranteed by members, with the exception of nonsovereign loans, and have loan term ranging between 5 and 32 years. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB's principle of cost pass-through pricing, the funding cost margin is passed to LIBOR-based loan borrowers as a surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on non-accruing loans are included in income only to the

extent that payments have been received by ADB. Accordingly, loan is reinstated to accrual status when all the principal, interest and other charges due on the loan have been paid. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB's periodic evaluation of the adequacy of the allowance for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for more than one year for sovereign loans. Specific provision for sovereign loan losses is written-back when the borrower's arrears have been fully settled and the borrower has re-established regular loan service payments. The nonsovereign loans are individually reviewed and subject to provisioning when the loan is considered impaired. The valuation allowance is determined based on the difference between the loan carrying value and present value of expected future cash flows discounted at the loan's effective interest rate. Starting 2010, ADB has expanded the provisioning policy for nonsovereign loans to include collective provisions based on the credit risk ratings and probability of default and assumed loss given default.

ADB establishes a loss reserve for both sovereign and nonsovereign credit exposures to be used as a basis for capital adequacy against expected losses in loans and guarantees. The amount of expected loss pertaining to credit exposures that are not impaired or subject to collective provision is recorded as loss reserve in the equity section of the balance sheet. Any adjustment to loan loss reserve following this methodology is subject to the approval of the Board of Governors.

Effective 2000, ADB levied front-end fees on all new sovereign loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. Front-end fees were waived on sovereign loans approved from 2004 and were eliminated for sovereign loans negotiated on and after October 1, 2007.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB provides guarantees under its sovereign and nonsovereign operations. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

For guarantees issued and modified on or after January 1, 2003, ADB recognizes at the inception of a guarantee, a liability for the stand-by ready obligation to perform on guarantees. Front-end fee income on guarantees received is deferred and amortized over the term of the guarantee contract. ADB records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in "Miscellaneous liabilities" on the Balance Sheet.

Collateral

ADB may require collateral from individual swap counterparties in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. It is the policy of ADB to restrict the

collateral received from swap counterparties for fulfilling its obligations under the collateral agreement. ADB records the restricted cash in "OTHER ASSETS" with a corresponding obligation to return the cash in "ACCOUNTS PAYABLE AND OTHER LIABILITIES." Collateral received in the form of liquid securities is disclosed in Note H and not recorded on OCR's Balance Sheet.

Equity Investments

Investments in equity securities with readily determinable market price are considered "Available for Sale" and are reported at fair value, with unrealized gains and losses reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

ADB applies the equity method of accounting to investments where it has the ability to exercise influence such as in limited liability partnerships (LLPs) and certain limited liability companies (LLCs) that maintain a specific ownership account for each investor in accordance with ASC 323-30 "Partnerships, Joint Ventures, and Limited Liability Entities" and direct equity investment that fall under purview of ASC 323 "Investments—Equity Method and Joint Ventures."

Investments in equity securities without readily determinable fair values are reported at cost or at written down value. These investments are assessed each quarter to reflect the amount that can be realized using valuation techniques appropriate to the market and industry of each investment. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments, until it is sold.

Variable Interest Entities

ADB complies with ASC 810, "Consolidated Financial Statements." ASC 810 requires an entity to consolidate and provide disclosures for any Variable Interest Entity (VIE) for which it is the primary beneficiary. On January 1, 2010, ASC 810 was amended to define the primary beneficiary to the entity that both has the (i) power to direct the activities that most significantly impact the economic performance of the VIE and the (ii) obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Prior to this amendment, the standard required the entity that would absorb the majority of VIE's expected losses or receive a majority of expected residual return to be deemed as the primary beneficiary of the VIE. Variable interests can arise from equity investments, loans, and guarantees. ADB is required to disclose information about its involvement in VIE where ADB holds significant variable interest (see Note R).

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense. Land is stated at cost and is not amortized.

Borrowings

Borrowings are used as one of the sources to provide funds for ADB's operations. ADB diversifies its funding sources across markets, instruments, and maturities. ADB simultaneously enters into currency and/or interest rate swaps for asset/liability management.

Effective January 1, 2008, ADB reports all borrowings that have associated derivative instruments at fair value (FV), including ADB's credit risk (as a credit spread) by currency. Changes in FV are reported in net income. Legacy borrowings that do not have associated swaps continue to be reported at amortized cost.

For presentation purposes, amortization of discounts and premiums and issuance costs associated with new borrowings are deferred and amortized over the period during which the borrowing is outstanding.

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets, including the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. This update is applicable at the start of an entity's first fiscal year beginning after November 15, 2009, or January 1, 2010 for entities reporting earnings on a calendar-year basis. Note B provides the required disclosure in compliance with this update.

In December 2009, the FASB issued ASU 2009-17, *"Consolidations (Topic 810) – Improvement to Financial Reporting by Enterprises Involved with Variable Interest Entities."* This standard updates certain requirements of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" relating to enterprises involved with variable interest entities (VIEs). This update is applicable at the start of an entity's first fiscal year beginning after November 15, 2009, or January 1, 2010 for entities reporting earnings on a calendar-year basis. Except for its disclosure requirements, the application of this update however, was subsequently deferred (*ASU 2010-10, February 2010*) for reporting enterprises' interests in entities that meet certain conditions (i.e. has the attributes of an investment company, or applies measurement principles consistent with those followed by investment companies; does not have explicit or implicit obligation to fund losses of an entity; is not a securitization or an asset-backed financing entity, or formerly considered a qualifying special purpose entity). This update did not have a material impact on OCR's financial statements at December 31, 2010 except for the additional disclosure in Note R.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting period beginning after December 15, 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Note P provides the required disclosures in compliance to the updates for Levels 1 and 2.

In July 2010, the FASB issued ASU 2010-20, *"Receivable (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the related allowance for credit losses. Existing guidance is amended to require an entity to provide a greater level of disaggregated information about the credit quality

of its financing receivables and allowance for credit losses. As a result of these amendments, ADB is required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The improvement will help financial statement users assess an entity's credit risk exposures and its allowance for credit losses. The disclosures are effective for interim and annual reporting periods ending on or after December 15, 2010. Note E provides the required disclosures.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consist of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of member countries' promissory notes, and (iii) clearing accounts.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 42 DMCs for 2010 (42 – 2009), cash in banks (due from banks) totaling $75,203,000 ($70,955,000 – 2009) may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, one member (one – 2009) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. As such, cash in banks (due from banks) and investment totaling $198,000 and $3,088,000 ($7,000 and $126,000 – 2009), respectively, have been restricted.

The cash paid in nonconvertible local currencies for the subscriptions of members are recorded as currencies maybe restricted under Due from Banks.

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 2006.

ADB may purchase and sell exchange traded financial futures and option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities, and financial futures. Accordingly, financial futures are held for risk management purposes. At December 31, 2010, the notional amount of outstanding purchase and sales futures contracts were $3,000,000 and $7,000,000, respectively, ($4,000,000 and $5,200,000 respectively – 2009).

Included in "Other securities" as of December 31, 2010 were corporate bonds and other debt securities amounting to $1,195,509,000 ($971,551,000 – 2009) and asset/mortgage-backed securities of $929,577,000 ($851,450,000 – 2009).

The currency compositions of the investment portfolio as of December 31, 2010 and 2009 expressed in United States dollars are as follows:

Currency	2010	2009
Australian dollar	$ 666,185,000	$ 542,274,000
Canadian dollar	330,735,000	306,053,000
Euro	950,746,000	953,703,000
Japanese yen	2,427,673,000	1,122,375,000
New Zealand dollar	251,227,000	222,412,000
Swiss franc	437,811,000	486,922,000
United States dollar	12,582,676,000	10,104,630,000
Others	606,306,000	385,210,000
Total	$ 18,253,359,000	$ 14,123,579,000

The estimated fair value and amortized cost of the investments by contractual maturity at December 31, 2010 are as follows:

	2010		2009	
	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 6,366,579,000	$ 6,349,386,000	$ 4,361,349,000	$ 4,344,009,000
Due after one year through five years	9,833,354,000	9,584,033,000	7,999,187,000	7,770,916,000
Due after five years through ten years	2,028,176,000	1,971,706,000	1,763,043,000	1,678,190,000
Due after ten years through fifteen years	25,250,000	24,484,000	—	—
Total	$ 18,253,359,000	$ 17,929,609,000	$ 14,123,579,000	$ 13,793,115,000

Additional information relating to investments in government and government-guaranteed obligations and other securities are as follows:

	2010	2009
As of December 31		
Amortized cost	$ 15,643,835,000	$ 11,801,133,000
Estimated fair value	15,967,586,000	12,131,597,000
Gross unrealized gains	354,897,000	336,922,000
Gross unrealized losses	(31,148,000)	(6,459,000)
For the years ended December 31:		
Change in net unrealized (losses) gains from prior year	(6,714,000)	7,123,000
Proceeds from sales	5,202,162,000	7,364,180,000
Gross gain on sales	58,185,000	52,746,000
Gross loss on sales	(31,288,000)	(22,205,000)

This table describes a listing of investments that sustained unrealized losses as of December 31, 2010. Three government and government-guaranteed obligations (nil – 2009), one mortgage/asset-backed security (one – 2009), and none in corporate obligation (one – 2009) sustained unrealized losses for over one year, representing 0.31% (0.04% – 2009) of the total investments. Comparative details for 2010 and 2009 are as follows:

	One year or less		Over one year		Total	
For the year 2010	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$ 3,521,005,000	$ 23,028,000	$ 59,698,000	$ 456,000	$ 3,580,703,000	$ 23,484,000
Corporate bonds	351,855,000	3,366,000	–	–	351,855,000	3,366,000
Mortgage/Asset-backed securities	139,631,000	3,852,000	204,000	26,000	139,835,000	3,878,000
Others	6,939,000	420,000	–	–	6,939,000	420,000
Total	$ 4,019,430,000	$ 30,666,000	$ 59,902,000	$ 482,000	$ 4,079,332,000	$ 31,148,000

	One year or less		Over one year		Total	
For the year 2009	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$ 666,140,000	$ 3,992,000	$ –	$ –	$ 666,140,000	$ 3,992,000
Corporate bonds	54,951,000	403,000	4,948,000	52,000	59,899,000	455,000
Mortgage/Asset-backed securities	210,608,000	1,993,000	226,000	19,000	210,834,000	2,012,000
Others	–	–	–	–	–	–
Total	$ 931,699,000	$ 6,388,000	$ 5,174,000	$ 71,000	$ 936,873,000	$ 6,459,000

Asset/Mortgage-backed Securities: Asset/Mortgage-backed securities are instruments whose cash flows are based on the cash flows of a pool of underlying assets or mortgage loans managed by a trust.

Investment related receivables and payables included in "OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are related to unsettled trades.

NOTE E—LOANS

Loans

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments and interest discounted at the applicable market yield curves for ADB's borrowing cost plus lending spread.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2010 and 2009

The carrying amount and estimated fair value of loans outstanding at December 31, 2010 and 2009 are as follows:

	2010		2009	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate multicurrency loans	$ 15,863,000	$ 18,134,000	$ 18,482,000	$ 21,836,000
Pool-based single currency (¥) loans	2,391,854,000	2,694,778,000	2,614,908,000	2,987,112,000
Pool-based single currency (US$) loans	5,856,886,000	6,828,121,000	6,478,790,000	7,413,139,000
LIBOR-based loans	37,049,539,000	37,240,879,000	32,017,282,000	32,240,387,000
Fixed rate loans	2,479,000	2,603,000	7,207,000	7,795,000
Local currency loans	627,120,000	634,309,000	576,379,000	565,187,000
Loan arising from guarantee call	70,000	70,000	–	–
Total	$ 45,943,811,000	$ 47,418,894,000	$ 41,713,048,000	$ 43,235,456,000

Prior to July 1, 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective July 1, 1986, ADB adopted a multicurrency pool-based variable lending rate system. In July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to sovereign and nonsovereign borrowers. The outstanding balances of pool-based multicurrency loans were subsequently transformed into pool-based single currency loans in Japanese yen, effective January 1, 2004.

Commencing July 1, 2001, ADB introduced LIBOR-based loans (LBLs) in the following currencies – euro, Japanese yen, and United States dollar. The LBL lending facility offers borrowers (i) choice of currency and interest rate basis; (ii) flexibility to change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iii) options to cap or collar the floating lending rate at any time during the life of the loan. With the introduction of LBLs, all prior loan windows are no longer offered to borrowers. ADB enhanced the LBL lending facility to sovereign LBLs negotiated after January 1, 2007, offering additional major currencies that ADB can efficiently intermediate, and additional repayment options, including (i) annuity method with various discount factors, (ii) straight-line repayment, (iii) bullet repayment, and (iv) custom-tailored repayment.

In November 2002, ADB started to offer local currency loan (LCL) to nonsovereign borrowers and extended the LCL to sovereign borrowers in 2005.

In June 2009, ADB established a Countercyclical Support Facility (CSF) in response to the global economic crisis that spread to Asia and the Pacific. Loans approved under the CSF carry a lending spread of 2.0% that are charged above ADB's average funding cost and have a maturity of 5 years, including a 3-year grace period. As of December 31, 2010, five sovereign loans totaling $2,500,000,000 were outstanding.

During 2010, ADB received prepayments for four loans (two loans – 2009) amounting to $33,483,000 ($6,720,000 – 2009) and collected prepayment premiums of $6,000 ($74,000 – 2009). 83% of the prepaid amounts in 2010 were LIBOR-based loans compared to 77% for pool-based single currency US dollar loans in 2009.

Loan Charges

In April 2010, the Board of Directors approved for all LIBOR-based loans to sovereign borrowers or with sovereign guarantees and local currency loans with sovereign guarantees (i) that are negotiated from July 1, 2010 to and including June 30, 2011, that the credit of 0.4% be reduced to 0.3% for the duration of the loan, to result in an effective contractual spread of 30 basis points over the base lending rate; and (ii) that are negotiated from July 1, 2011, that the credit of 0.4% be reduced to 0.2% for the duration of the loan, to result in an effective contractual spread of 40 basis points over the base lending rate.

For loans negotiated before July 1, 2010 and on after October 1, 2007, the credit of 0.4% for the duration of the loan, resulting in an effective contractual spread of 0.2% continues to apply. In December 2010, with respect to all loans negotiated before October 1, 2007, the Board approved for borrowers or guarantors under ADB's sovereign operations that do not have any OCR loans in arrears with ADB, the continuation of waiver of 0.2% of the lending spread on outstanding loans that carry a lending spread of 0.6% to be applicable to all interest periods up to December 31, 2011. This extends the previous waivers that have been provided since July 2004.

For loans negotiated before January 1, 2007, a flat commitment fee of 0.75% was charged for sovereign program loans and a progressive commitment fee of 0.75% was maintained for sovereign project loans. In October 2006, the Board approved a change in the commitment charge policy for sovereign project loans negotiated after January 1, 2007, from 0.75% on a progressive structure of undisbursed loan balances to a flat commitment fee of 0.35% on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 0.1% of the commitment charge on the undisbursed balances of sovereign project loans negotiated after January 1, 2007 and 0.5% of the commitment charge on the undisbursed balances of sovereign program loans. ADB has extended to provide waivers on commitment charges up to December 31, 2011. In December 2007, the Board approved the reduction of the commitment charge from 0.75% for sovereign program loans and 0.35% for sovereign project loans to a flat commitment fee of 0.15% for both sovereign program and project loan negotiated on or after October 1, 2007, and eliminated the waiver mechanism for such loans.

Since 1988, ADB has charged front-end fees for nonsovereign loans. Effective January 1, 2000, ADB levied front-end fee of 1% for sovereign loans for which the loan negotiations are completed after that date. In 2004, the Board approved the waiver of the entire 1% front-end fee on all new sovereign loans. In December 2007, the Board approved the elimination of the front-end fee for sovereign loans.

The front-end fees received on nonsovereign loans for the year ended December 31, 2010 were $6,930,000 ($3,602,000 – 2009).

Loans in Non-accrual Status

Two nonsovereign loans were in non-accrual status as of December 31, 2010 (three – 2009). The principal outstanding at that date was $31,861,000 ($38,408,000 – 2009) of which $30,028,000 ($18,988,000 – 2009) was overdue. Loans in non-accrual status resulted in $285,000 ($1,139,000 – 2009) not being recognized as income from nonsovereign loans for the year ended December 31, 2010.

There were no sovereign loans in non-accrual status in 2010 and 2009.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2010 and 2009

An analysis of the age of the recorded loan outstanding that are past due as of December 31, 2010 and 2009 is as follows:

	Overdue Loan Service Payments				
	1-90 Days	> 90 Days	Total	Current	Total Loans
2010					
Sovereign Loans	$ 1,980,000	$ –	$ 1,980,000	$ 43,565,048,000	$ 43,567,028,000
Nonsovereign Loans	9,396,000	20,817,000	30,213,000	2,335,634,000	2,365,847,000
Total	$ 11,376,000	$ 20,817,000	$ 32,193,000	$ 45,900,682,000	$ 45,932,875,000
Allowance for loan losses					(42,505,000)
Unamortized direct loan origination fees–net					53,441,000
Loans Outstanding					**45,943,811,000**
2009					
Sovereign Loans	$ 101,000	$ –	$ 101,000	$ 39,753,272,000	$ 39,753,373,000
Nonsovereign Loans	8,836,000	20,842,000	29,678,000	1,948,633,000	1,978,311,000
Total	$ 8,937,000	$ 20,842,000	$ 29,779,000	$ 41,701,905,000	$ 41,731,684,000
Allowance for loan losses					(103,242,000)
Unamortized direct loan origination fees–net					84,606,000
Loans Outstanding					**41,713,048,000**

As of December 31, 2010, there are no loans 90 days or greater past due still accruing ($10,500,000 – 2009).

Undisbursed loan commitments and an analysis of loans by borrowers as of December 31, 2010 are shown in Appendix V. The carrying amounts of loan outstanding by loan products at December 31, 2010 and 2009 are as follows:

	2010	2009
Sovereign Loans		
Fixed rate multicurrency loans	$ 15,863,000	$ 18,482,000
Pool-based single currency (¥) loans	2,391,854,000	2,614,908,000
Pool-based single currency (US$) loans	5,857,460,000	6,482,126,000
LIBOR-based loans	35,301,851,000	30,637,857,000
	43,567,028,000	39,753,373,000
Allowance for loan losses	–	(2,723,000)
Unamortized direct loan origination cost—net	67,237,000	92,935,000
	67,237,000	90,212,000
Subtotal	43,634,265,000	39,843,585,000
Nonsovereign Loans		
Fixed rate loans	2,515,000	7,207,000
LIBOR-based loans	1,716,322,000	1,393,050,000
Local currency loans	646,824,000	577,864,000
Others	186,000	190,000
	2,365,847,000	1,978,311,000
Allowance for loan losses	(42,505,000)	(100,519,000)
Unamortized front-end fee—net	(13,796,000)	(8,329,000)
	(56,301,000)	(108,848,000)
Subtotal	2,309,546,000	1,869,463,000
Total	$ 45,943,811,000	$ 41,713,048,000

Allowance for Loan Losses

ADB has not suffered any losses of principal on sovereign loans to date. During the year, $2,723,000 loan loss provision was written back on one loan ($1,633,000 on two loans – 2009) and no accumulated loan loss provision for sovereign loans as of December 31, 2010 ($2,723,000 – 2009).

Loan loss provisions for nonsovereign loans totaling $40,390,000 were charged during the year ($95,931,000 – 2009) mainly due to the recognition of collective loan loss provision for the probable impairment of the credit exposure on the outstanding loans that are evaluated but are not individually considered impaired.

The changes in the allowance for loan losses during 2010 and 2009 as well as information pertaining to loans which were subject to specific allowance for loan losses are as follows:

	2010			2009		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for Credit Losses:						
Beginning balance	$ 2,723,000	$ 100,519,000	$ 103,242,000	$ 4,356,000	$ 4,818,000	$ 9,174,000
Provision during the year	–	40,390,000	40,390,000	–	95,931,000	95,931,000
Written back/off	(2,723,000)	(98,850,000)	(101,573,000)	(1,633,000)	(267,000)	(1,900,000)
Translation adjustment	–	446,000	446,000	–	37,000	37,000
Ending Balance	$ –	$ 42,505,000	$ 42,505,000	$ 2,723,000	$ 100,519,000	$ 103,242,000
Ending balance individually evaluated for impairment	$ –	$ 9,152,000	$ 9,152,000	$ 2,723,000	$ 100,519,000	$ 103,242,000
Ending balance collectively evaluated for impairment	$ –	$ 33,353,000	$ 33,353,000	$ –	$ –	$ –
Loans:						
Ending Balance	$ 43,567,028,000	$ 2,365,847,000	$ 45,932,875,000	$ 39,753,373,000	$ 1,978,311,000	$ 41,731,684,000
Ending balance individually evaluated for impairment	$ –	$ 32,046,000	$ 32,046,000	$ 2,723,000	$ 127,033,000	$ 129,756,000
Ending balance collectively evaluated for impairment	$ –	$ 2,333,801,000	$ 2,333,801,000	$ –	$ –	$ –

Allowances are set up for all impaired loans. The recorded loan receivables in the impaired loans with related allowance for loan losses during 2010 and 2009 are as follows:

	2010			2009		
	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign Loans	$ –	$ –	$ –	$ 2,723,000	$ –	$ 2,723,000
Nonsovereign Loans	32,046,000	30,213,000	9,152,000	127,033,000	29,678,000	100,519,000

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or if its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB is exposed to credit risks in the loan portfolios of the borrowers falling in arrears on payments. ADB manages country risk for lending operations through continuous monitoring of creditworthiness of the borrowers and rigorous capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14, with 1 denoting the lowest expectation of credit risks and 14 denoting that the borrower has defaulted. The rating scale corresponds directly to the rating scales used by international rating agencies. For sovereign loans, ADB generally uses the average sovereign ratings assigned by external rating agencies which are mapped to ADB's internal scale. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risks in the portfolio, derive the expected losses in the loan portfolio, and monitor the capital adequacy.

The following table summarizes the credit quality of sovereign and nonsovereign loans. High credit risk includes $32,046,000 in nonsovereign loans that were considered impaired ($2,723,000 sovereign and $127,033,000 nonsovereign loans – 2009).

Risk Class	Risk Rating	Sovereign Loans 2010	Sovereign Loans 2009	Nonsovereign Loans 2010	Nonsovereign Loans 2009
Low credit risk	1 - 5 (AAA to BBB-)	$ 20,100,832,000	$ 17,560,827,000	$ 705,631,000	$ 686,939,000
Medium credt risk	6 – 11 (BB+ to B-)	23,444,532,000	22,170,511,000	1,378,401,000	879,091,000
High credit risk	12 – 14 (CCC+ to D)	21,664,000	22,035,000	281,815,000	412,281,000
Total		$ 43,567,028,000	$ 39,753,373,000	$ 2,365,847,000	$ 1,978,311,000

As of December 31, 2010, ADB had a significant concentration of credit risk to Asia and the Pacific region associated with loan products. The credit exposure determined based on fair value of loans and including the outstanding guarantees amounted to $49,388,003,000 ($44,834,297,000 – 2009).

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances. These loans are not recorded as part of OCR's Balance Sheet.

Loans administered by ADB on behalf of participating institutions as of December 31, 2010 and 2009 are as follows:

	2010 Amount	2010 No.of Loans	2009 Amount	2009 No.of Loans
Sovereign loans	$ 1,055,810,000	40	$ 603,885,000	34
Nonsovereign loans	356,701,000	10	386,129,000	11
Total	$ 1,412,511,000	50	$ 990,014,000	45

During the year ended December 31, 2010, a total of $105,000 ($105,000 – 2009) was received as compensation for arranging and administering such loans. This amount has been included in "Revenue from other sources."

NOTE F—GUARANTEES

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) partial credit guarantees where certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counterguarantee takes the form of a counter-guarantors' agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

The maturity of the underlying instruments for which ADB provided the partial credit guarantees is generally 10 or more years. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

As of December 31, 2010, total loan arising from guarantee call was $186,000 ($190,000 – 2009) with corresponding allowance for losses of $116,000 ($190,000 – 2009). None of the outstanding amounts as of December 31, 2010 and 2009 were subject for call.

The committed and outstanding amounts of these guarantee obligations as of December 31, 2010 and 2009 covered:

	2010		2009	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 1,353,617,000	$ 1,270,701,000	$ 1,233,264,000	$ 1,131,563,000
without counterguarantee	797,232,000	565,179,000	547,095,000	319,466,000
	2,150,849,000	1,835,880,000	1,780,359,000	1,451,029,000
Political Risk Guarantees				
with counterguarantee	143,317,000	112,870,000	143,539,000	120,607,000
without counterguarantee	36,555,000	19,409,000	46,715,000	26,255,000
	179,872,000	132,279,000	190,254,000	146,862,000
Others	950,000	950,000	950,000	950,000
Total	$ 2,331,671,000	$ 1,969,109,000	$ 1,971,563,000	$ 1,598,841,000

The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of the year, exclusive of the standby portion.

As of December 31, 2010, a total liability of $17,604,000 ($38,710,000 – 2009) relating to stand-by ready obligation for three partial credit risk guarantees (four – 2009) and three political risk guarantees (three – 2009) has been included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES" – "Miscellaneous" on the Balance Sheet for all guarantees issued after December 31, 2002.

For one (one – 2009) partial credit guarantee with nonsovereign counter-guarantee, ADB received collateral from the counter-guarantor in the form of common shares of stocks. The shares of stocks are held on pledged position by a custodian in favor of ADB, with an underlying agreement for the counter-guarantor to ensure that the market value of the shares held in custody will cover the guaranteed amount at all times.

NOTE G—EQUITY INVESTMENTS

Equity investments in which ADB has the ability to exercise significant influence in the operation of the investees are accounted under the equity method. This includes equity investments in limited partnerships and certain limited liability corporations. As of December 31, 2010, equity investments reported under the equity method amounted to $434,805,000 ($226,992,000 – 2009).

As of December 31, 2010, there were eight (six – 2009) equity investments which were reported at fair value totaling $491,637,000 ($461,552,000 – 2009). There were no investments that sustained unrealized losses in 2009 and 2010.

Net unrealized gains on equity investments reported at market value were $384,440,000 at December 31, 2010 ($332,044,000 – 2009) and were reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Approved equity investment facility that has not been disbursed was $471,456,000 at December 31, 2010 ($433,365,000 – 2009).

NOTE H—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios. The fair value of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements usually match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements usually match the terms of particular borrowings.

FX swaps: Under a typical foreign exchange swap, ADB agrees to make payment in one currency while the counterparty agrees to make payment in another currency, on the basis of agreed spot and forward rates. The terms of ADB's FX swaps agreement usually match the terms of particular investments.

Exchange Traded Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are generally settled daily in cash. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the future contracts. As of December 31, 2010, net payments on future contracts amounted to $398,000 ($83,000 – 2009).

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources.

Fair Value of Derivative Instruments

The table below provides information on the fair value amounts and the location of ADB's derivative instruments on the Balance Sheet as of December 31, 2010 and 2009:

	Derivative Assets			Derivative Liabilities		
	Balance Sheet Location	Fair Value 2010	Fair Value 2009	Balance Sheet Location	Fair Value 2010	Fair Value 2009
Futures	Investments - Other securities					
Futures		$ (4,081,000)	$ (1,105,000)			
Futures - offset		4,081,000	1,105,000			
Total		-	-			
Borrowings related swaps	Receivable from Swaps - Borrowings			Payable for Swaps - Borrowings		
Currency swaps		25,187,815,000	21,333,525,000		$ 22,464,043,000	$ 20,553,527,000
Interest rate swaps		4,287,870,000	3,583,739,000		3,310,970,000	2,949,816,000
Total		29,475,685,000	24,917,264,000		25,775,013,000	23,503,343,000
Investment related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		543,871,000	539,530,000		703,710,000	666,997,000
Interest rate swaps		98,572,000	121,735,000		140,782,000	159,256,000
FX swaps		724,951,000	-		741,597,000	-
Total		1,367,394,000	661,265,000		1,586,089,000	826,253,000
Loans related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		320,421,000	265,357,000		318,178,000	263,000,000
Interest rate swaps		93,243,000	118,232,000		173,574,000	204,907,000
Total		413,664,000	383,589,000		491,752,000	467,907,000
Total derivatives not designated as hedging instruments		$ 31,256,743,000	$ 25,962,118,000		$ 27,852,854,000	$ 24,797,503,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2010 and 2009

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

	Location of Gain (Loss) recognized in Income on Derivatives	Amount of Gain (Loss) recognized in Income on Derivatives 2010	2009
Futures	Net Realized Gains (Losses)	$ (398,000)	$ (83,000)
Investment related swaps			
Currency swaps	Net Unrealized Gains (Losses)	3,703,000	(15,508,000)
	Revenue from Investments	(7,124,000)	(694,000)
	Net Realized Gains from Investments	7,128,000	
Interest rate swaps	Net Unrealized Gains (Losses)	(4,576,000)	25,374,000
	Revenue from Investments	(5,801,000)	(5,429,000)
	Net Realized Gains from Investments	177,000	–
FX swaps	Net Unrealized Gains (Losses)	975,000	262,000
	Revenue from Investments	6,335,000	2,849,000
		817,000	6,854,000
Loans related swaps			
Currency swaps	Net Unrealized Gains (Losses)	14,292,000	(1,810,000)
	Revenue from Loans	(15,863,000)	(12,478,000)
Interest rate swaps	Net Unrealized Gains (Losses)	7,050,000	45,176,000
	Revenue from Loans	(49,422,000)	(36,351,000)
		(43,943,000)	(5,463,000)
Borrowings related swaps			
Currency swaps	Net Unrealized Gains (Losses)	167,899,000	(617,651,000)
	Borrowings and related expenses	1,286,229,000	882,431,000
Interest rate swaps	Net Unrealized Gains (Losses)	301,275,000	(553,970,000)
	Borrowings and related expenses	593,365,000	318,248,000
FX forward	Net Unrealized Gains (Losses)	(1,000)	16,000
	Borrowings and related expenses	29,000	618,000
		2,348,796,000	29,692,000
Total		$ 2,305,272,000	$ 31,000,000

Counterparty Credit Risks

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the policies set forth in the Investment Authority and other risk management guidelines (*Note D*). ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only transacts with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of A- or higher and generally requires entering into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

ADB has entered into several agreements with its derivative counterparties under the Master Agreement of the International Swaps and Derivatives Association (ISDA) and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB- by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement) and an amount equal to its gross liability position with each counterparty (in the case of counterparties who have entered into the NAFMII Master Agreement). The aggregate fair value of all derivative instruments that ADB have under both Master Agreements that are in a net liability (negative marked-to-market) position as of December 31, 2010 is $523,453,000 ($645,001,000 – 2009).

Counterparty credit risk is also mitigated by requiring counterparty to post collateral based on specified credit rating-driven thresholds. As of December 31, 2010, ADB had received collateral of $2,890,208,000 ($911,185,000 – 2009) in connection with the swap agreements. Of this amount, $1,588,350,000 ($735,050,000 – 2009) were recorded as swap related collateral (restricted cash).

NOTE I—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended December 31, 2010 amounted to $388,000 ($372,000 – 2009) reducing depreciation expense for the new headquarters building from $4,342,000 ($4,342,000 – 2009) to $3,954,000 ($3,970,000 – 2009). At December 31, 2010, the unamortized deferred compensation balance (included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous") was $7,931,000 ($8,009,000 – 2009). At December 31, 2010 accumulated depreciation for property, furniture, and equipment was $185,278,000 ($169,883,000 – 2009).

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

Refer to Appendix VI for Summary Statement of Borrowings.

NOTE K—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

On April 29, 2009, the Board of Governors of ADB adopted Resolution No. 336 increasing ADB's authorized capital stock by 7,092,622 shares (200%), and the corresponding subscriptions for such increase by its members. Each member is entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. Each member may subscribe for the additional shares at any time up to December 31, 2010. On January 26, 2011, the Board of Directors approved the extension of the subscription deadline for GCI V to June 30, 2011.

The authorized capital stock of ADB as of December 31, 2010 consists of 10,638,933 shares (10,638,933 – 2009), of which 9,347,201 shares (3,889,343 – 2009) have been subscribed by members. Of the subscribed shares, 8,865,741 (3,626,198 – 2009) are "callable" and 481,460 (263,145 – 2009) are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $217,396,000, while those notes received with fixed encashment schedules totaled $123,734,000.

As of December 31, 2010, 56 members (42 from regional and 14 from non-regional) out of 67 members had subscribed to the additional 9,347,201 shares (481,460 paid-in shares and 8,865,741 callable shares) they were entitled, of which 5,457,858 shares (218,315 paid-in shares and 5,239,543 callable shares) were subscribed for the year 2010 by 52 members.

As of December 31, 2010, all matured installments amounting to $4,329,825,000 ($3,892,663,000 – 2009) were received. Installments not due aggregating $3,084,711,000 ($217,636,000 – 2009) are as follows:

For the Year ending December 31:		
2011	$	762,456,000
2012		695,219,000
2013		695,219,000
2014		695,219,000
2015		236,598,000
	$	3,084,711,000

After the year-end, four additional members subscribed to an additional 49,408 shares (1,976 paid-in shares and 47,432 callable shares).

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of April 28, 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $73,320,000 as of December 31, 2010 ($74,366,000 – 2009) expressed in terms of the SDR on the basis of $1.54003 ($1.56199 – 2009) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—*Note B*), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to April 1, 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

In as much as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally in terms of the SDR as receivable from or payable to members in order to maintain the value of members' currency holdings. The notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts required to maintain value of currency holdings in the "CAPITAL AND RESERVES" portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its fair value.

The net notional amounts as of December 31, 2010 consisted of (i) the increase of $835,309,000 ($773,682,000 – 2009) in amounts required to maintain the value of currency holdings to the extent of matured and paid-in capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from April 1, 1978 to December 31, 2010 and (ii) the net decrease of $416,123,000 ($250,462,000 – 2009) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2010	2009
Notional MOV Receivables	$ 906,821,000	$ 889,143,000
Notional MOV Payables	487,635,000	365,923,000
Total	$ 419,186,000	$ 523,220,000

Membership

As of December 31, 2010 and 2009, ADB's shareholders consist of 67 member countries, 48 countries from the region and 19 countries from outside the region (*Appendix VII*).

NOTE L—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2010, $447,607,000 and $247,162,000 were transferred from Cumulative Revaluation Adjustments Account and Loan Loss Reserve respectively and added to the net loss of OCR for 2009 of $36,725,000 and were allocated as follows: (i) $230,882,000 to Ordinary Reserve; (ii) $247,162,000 to Surplus; (iii) $120,000,000 to Asian Development Fund (ADF); (iv) $40,000,000 to Technical Assistance Special Fund (TASF); and (v) $10,000,000 each to Regional Cooperation and Integration Fund (RCIF) and Climate Change Fund (CCF).

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar (*Note B)* resulted in a net credit of $9,771,000 to the Ordinary Reserve during the year ended December 31, 2010 (net charge of $4,088,000 – 2009). That credit is the decrease in the value of the matured and paid-in capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by ASC 815 to a separate category of Reserves – "Cumulative Revaluation Adjustments Account." Beginning 2008, the unrealized portion of net income from equity investments accounted under equity method is also transferred to this account. During 2010, the 2009 net unrealized losses on derivatives of $466,215,000 and net gains from equity investments accounted under equity method of $18,608,000 resulted in the credit balance of the Cumulative Revaluation Adjustments account at December 31, 2010 to $183,521,000 ($631,129,000 – 2009).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees received which are required to be set aside pursuant to Article 17 of the Charter to meet liabilities on guarantees. For the year ended December 31, 2010, guarantee fees amounting to $11,322,000 ($9,180,000 – 2009) were appropriated to Special Reserve.

Loan Loss Reserve

In 2004, the Board of Directors approved the setting aside of Loan Loss Reserve as part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's sovereign loans and guarantees portfolio. In 2006, the Board of Directors extended this policy to nonsovereign loans and guarantees.

In 2010, the estimated loan loss reserve requirement was $246,000,000 resulting in a decrease of $247,162,000. The estimated expected loss is determined using ADB's credit risk model net of allowance for loan losses recorded in the balance sheet.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. In 2010, the Board of Governors approved additional allocation of $247,162,000 to surplus.

Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under accounting principles generally accepted in the United States of America, are excluded from net income. Other comprehensive income includes items such as the effects of the implementation of ASC 815, unrealized gains and losses on financial instruments classified as available-for-sale, translation adjustments, and pension and postretirement liability adjustment.

NOTE M—INCOME AND EXPENSES

Total income from loans for the year ended December 31, 2010 was $680,479,000 ($959,833,000 – 2009). The average yield on the loan portfolio during the year was 1.61% (2.67% – 2009), excluding premium received on prepayment and other loan income. Premium on prepaid loans during 2010 amounted to $6,000 ($74,000 – 2009).

Total income from investments, including net realized gains on sales, net unrealized gains on derivatives, and interest earned for securities transferred under repurchase agreements and resale arrangements for the year ended December 31, 2010 was $401,406,000 ($499,955,000 – 2009). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 2.17% (2.93% – 2009) excluding unrealized gains and losses on investments and 2.20% (2.98% – 2009) including unrealized gains and losses on investments.

Including net realized gains, equity investment operations resulted to a net income of $106,505,000 ($14,297,000 gains – 2009) for the year ended December 31, 2010. This included a total of $39,868,000 share in the net gains of investee companies accounted under equity method, and dividend income, gains on disposals, and other income of $17,833,000, $55,669,000, and $724,000 respectively, offset by $7,589,000 impairment losses mostly associated with restructured accounts.

Income from other sources primarily included income received as executing agency amounting to $13,888,000 ($11,503,000 – 2009), interest income earned on bank accounts, staff accounts, and various securities from troubled debt restructuring totaled $1,842,000 ($1,469,000 – 2009), net of $2,959,000 impairment losses on debt securities (nil – 2009), and reversals of expenses charged to prior years of $4,502,000 ($4,142,000 – 2009).

Total interest expense incurred for the year ended December 31, 2010 amounted to $369,592,000 ($718,367,000 – 2009). Other borrowings and related expenses consisted of amortization of borrowings' issuance costs and other expenses of $16,456,000 ($23,298,000 – 2009).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended December 31, 2010 were apportioned between OCR and ADF in proportion of the relative volume of operational activities. Of the total administrative expenses of $494,209,000 ($416,599,000 – 2009), $225,911,000 ($200,564,000 – 2009) was charged to ADF. The balance of administrative expenses after allocation charged to OCR was reduced by the deferral of direct loan origination costs of $12,800,000 ($22,397,000 – 2009) related to new loans made effective for the year ended December 31, 2010 (*Note B*).

For the year ended December 31, 2010, provision for losses totaling $40,390,000 ($130,184,000 – 2009) was recognized for loans mainly due to the recognition of collective loan loss provision totaling $33,353,000 (nil – 2009) for the probable impairment of the credit exposure on the outstanding loans that are not individually considered impaired. These were offset by $85,103,000 ($14,405,000 – 2009) write backs.

Net unrealized gains incorporated $5,414,000 net losses ($2,340,000 – 2009) from the translation adjustments of financial instruments denominated in non-functional currencies (Brazilian real, Mexican peso, and South African rand) and net unrealized gains on derivatives of $48,152,000 ($463,875,000 unrealized losses – 2009), which were made up of:

	2010	2009
Unrealized gains (losses) on:		
Borrowings and related swaps	$ 28,416,000	$ (517,960,000)
Investments related swaps	(873,000)	9,866,000
Loan related swaps	21,342,000	43,366,000
FX forward	(1,000)	16,000
FX swaps	975,000	262,000
Amortization of the ASC 815 transition adjustment	(1,707,000)	575,000
Total	$ 48,152,000	$ (463,875,000)

NOTE N—OTHER ASSETS AND LIABILITIES—MISCELLANEOUS

At December 31, 2010 and 2009, ADB had the following receivables from/payables to special funds and externally funded trust funds under ADB administration (Agency Trust Funds) resulting from administrative arrangements and operating activities:

	2010	2009
Amounts receivable from:		
Asian Development Fund (Note M)	$ 28,628,000	$ 43,142,000
Technical Assistance Special Fund	95,000	231,000
Japan Special Fund	134,000	115,000
Asian Development Bank Institute	267,000	198,000
Asian Tsunami Fund	225,000	590,000
Pakistan Earthquake Fund	54,000	45,000
Regional Cooperation and Integration Fund	44,000	40,000
Climate Change Fund	53,000	95,000
Asia Pacific Disaster Response Fund	56,000	–
Agency Trust Funds—net	1,651,000	1,893,000
Staff Retirement Plan	343,000	–
Total	**$ 31,550,000**	**$ 46,349,000**
Amounts payable to:		
Staff Retirement Plan	$ –	$ 8,455,000

NOTE O—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average two years remuneration during eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before September 30, 2006 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date are not required to contribute to the plan. Participants may also make discretionary contributions. ADB's contribution is determined at a rate sufficient to cover part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

ADB's contribution to the Plan varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the Plan. The expected amount of contributions to the Plan for 2011 amounts to $75,502,000 representing ADB's contributions of $40,817,000, based on budgeted contribution of 21%, participants' mandatory contribution of $11,885,000 and discretionary contributions of $22,800,000.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs eight external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2003, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and US fixed income.

All investments, excluding time deposits, are valued using market prices. Time deposits are reported at cost, which is a reasonable estimate of fair value. Fixed income securities include US government and government-guaranteed obligations, corporate bonds and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value.

For the year ended December 31, 2010 the net return on the Plan assets was 11.4% (21.3% – 2009). ADB expects the long-term rate of return on the assets to be 8%.

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, the assumed investment return of 8% on the Plan's assets is expected to remain broadly the same, year to year.

A new set of actuarial assumptions based on the 2005–2009 experience was used as the basis for the actuarial valuation as of December 31, 2010. These include rates of withdrawal, incapacity retirement rates, mortality rates, percent of professional staff who commute, currency reserve, and pattern of discretionary benefits withdrawal.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

The following table sets forth the pension and postretirement medical benefits at December 31, 2010 and 2009:

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 1,823,287,000	$ 1,396,799,000	$ 193,718,000	$ 153,131,000
Service cost	50,306,000	29,774,000	7,616,000	5,168,000
Interest cost	107,867,000	101,707,000	11,950,000	11,325,000
Plan participants' contributions	41,479,000	39,457,000	–	–
Actuarial loss	262,420,000	328,109,000	62,402,000	26,802,000
Benefits paid	(66,286,000)	(72,559,000)	(2,601,000)	(2,708,000)
Projected benefit obligation at end of year	$ 2,219,073,000	$ 1,823,287,000	$ 273,085,000	$ 193,718,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 1,113,539,000	$ 914,630,000	$ –	$ –
Actual return on plan assets	135,535,000	192,263,000	–	–
Employer's contribution	99,637,000	39,748,000	2,601,000	2,708,000
Plan participants' contributions	41,479,000	39,457,000	–	–
Benefits paid	(66,286,000)	(72,559,000)	(2,601,000)	(2,708,000)
Fair value of plan assets at end of year	$ 1,323,904,000	$ 1,113,539,000	$ –	$ –
Funded status	$ (895,169,000)	$ (709,748,000)	$ (273,085,000)	$ (193,718,000)
Amounts recognized in the Balance sheet consist of:				
Current liabilities	–	–	(5,620,000)	(4,339,000)
Noncurrent liabilities	(895,169,000)	(709,748,000)	(267,465,000)	(189,379,000)
Net amount recognized	$ (895,169,000)	$ (709,748,000)	$ (273,085,000)	$ (193,718,000)
Amounts recognized in the Accumulated other comprehensive income consist of:				
Net actuarial loss	$ 846,791,000	$ 638,847,000	$ 73,571,000	$ 11,169,000
Prior service cost (credit)	3,675,000	7,754,000	(2,710,000)	(11,356,000)
Total amount recognized	$ 850,466,000	$ 646,601,000	$ 70,861,000	$ (187,000)
Weighted-average assumptions as of December 31				
Discount rate	5.50%	6.00%	5.50%	6.00%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	5.25%	6.50%	5.25%	6.50%

For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as of December 31, 2010. The rate was assumed to decrease gradually to 5.0% for 2016 and remain at that level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Components of net periodic benefit cost:				
Service cost	$ 50,306,000	$ 29,774,000	$ 7,616,000	$ 5,168,000
Interest cost	107,867,000	101,707,000	11,950,000	11,325,000
Expected return on plan assets	(101,449,000)	(86,556,000)	–	–
Amortization of prior service cost	4,079,000	4,079,000	(8,646,000)	(8,646,000)
Recognized actuarial loss	20,390,000	8,940,000	–	(27,000)
Net periodic benefit cost	**$ 81,193,000**	**$ 57,944,000**	**$ 10,920,000**	**$ 7,820,000**

The accumulated benefit obligation of the pension plan as of December 31, 2010 was $2,032,169,000 ($1,644,821,000 – 2009).

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $41,614,000 and $3,675,000, respectively. The estimated net loss and prior service credit for the other postretirement benefits plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $3,513,000 and $(2,710,000), respectively.

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 5,079,000	$ (3,828,000)
Effect on postretirement benefit obligation	56,200,000	(43,925,000)

Estimated Future Benefits Payments

The following table shows the benefits payments expected to be paid in each of the next five years and subsequent five years. The expected benefits payments are based on the same assumptions used to measure the benefit obligation at December 31, 2010:

	Pension Benefits	Postretirement Medical Benefits
2011	$ 89,743,000	$ 5,620,000
2012	92,861,000	6,412,000
2013	97,816,000	7,261,000
2014	102,979,000	8,103,000
2015	110,306,000	9,028,000
2016-2020	683,727,000	59,726,000

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the plan assets of ADB's pension plan as of December 31, 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 903,609,000	$ 903,609,000	$ –	$ –
Government and government-guaranteed securities	139,222,000	119,215,000	20,007,000	–
Corporate debt securities	107,114,000	803,000	106,311,000	–
Mortgage/Asset-backed securities	185,698,000	–	185,698,000	–
Temporary investments and time deposits	40,853,000	–	40,853,000	–
Interest rate swaps—net	–	–	–	–
Total assets at fair value	$ 1,376,496,000	$ 1,023,627,000	$ 352,869,000	$ –
Liabilities				
Foreign exchange contracts—net	$ 29,000	$ –	$ 29,000	$ –

		Fair Value Measurements		
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 690,119,000	$ 690,119,000	$ –	$ –
Government and government-guaranteed securities	120,123,000	110,533,000	9,590,000	–
Corporate debt securities	108,936,000	–	108,936,000	–
Mortgage/Asset-backed securities	79,019,000	–	79,019,000	–
Temporary investments and time deposits	9,515,000	–	9,515,000	–
Foreign exchange contracts—net	243,000	–	243,000	–
Interest rate swaps—net	2,467,000	–	2,467,000	–
Total assets at fair value	$ 1,010,422,000	$ 800,652,000	$ 209,770,000	$ –

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's significant financial instruments as of December 31, 2010 and 2009 are summarized below:

	2010		2009	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 114,648,000	$ 114,648,000	$ 129,843,000	$ 129,843,000
Investments (Note D)	18,253,359,000	18,253,359,000	14,123,579,000	14,123,579,000
Securities transferred under repurchase agreement	707,851,000	707,851,000	551,386,000	551,386,000
Securities purchased under resale arrangement	318,228,000	318,228,000	335,240,000	335,240,000
Loans outstanding (Note E)	45,943,811,000	47,418,894,000	41,713,048,000	43,235,456,000
Equity investments (Note G)	1,108,198,000	1,108,198,000	884,440,000	884,440,000
Receivable from swaps - borrowings (Note H)	29,475,685,000	29,475,685,000	24,917,264,000	24,917,264,000
Receivable from swaps - others (Note H)	1,781,058,000	1,781,058,000	1,044,854,000	1,044,854,000
Other assets				
Swap related collateral	1,588,350,000	1,588,350,000	735,050,000	735,050,000
Future guarantee receivable	17,604,000	17,604,000	16,962,000	16,962,000
LIABILITIES:				
Borrowings (Note J)	52,386,484,000	53,176,587,000	42,498,198,000	43,121,355,000
Payable for swaps - borrowings (Note H)	25,775,013,000	25,775,013,000	23,503,343,000	23,503,343,000
Payable for swaps - others (Note H)	2,077,841,000	2,077,841,000	1,294,160,000	1,294,160,000
Other liabilities				
Payable for swap related collateral	1,588,350,000	1,588,350,000	735,050,000	735,050,000
Guarantee liability	17,604,000	17,604,000	38,710,000	38,710,000

[a] The carrying amount for borrowings and swaps are inclusive of accrued interest.

	2010		2009	
	Outstanding Amount	Present Value	Outstanding Amount	Present Value
Off-balance sheet financial instruments:				
Guarantees (Note F)	$ 1,969,109,000	$ 1,593,802,000	$ 1,598,841,000	$ 1,236,042,000

The Fair Value Option

Effective January 1, 2008, ADB elected the Fair Value Option on all borrowings with associated derivative instruments. This election allows ADB to mitigate the earnings volatility in its statutory reporting that is caused by the different accounting treatment of the borrowing and its related derivative without having to apply the complex hedge accounting requirements of ASC 815.

Fair Value Measurement

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ADB determines fair values using inputs based on quoted or observable market prices and discounted cash flow models. Inputs for the models are based on observable market data such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation. Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

Following guidelines are applied in determining the fair values of financial instruments:

Borrowings and associated derivative instruments. Structured borrowings issued by ADB are valued through the use of market data inputs and financial models that discount future cash flows and simulated expected cash flows for embedded options. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black and Scholes, as applicable. Non-structured swapped borrowings, forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, credit spreads, cross currency rates, and volatilities are applied to the models to determine fair value of borrowings. Classified under Level 2 are swapped borrowings and the related derivatives for which ADB can obtain observable market inputs in the form of primary broker quotes for similar debt instruments. Included in Level 3 category are swapped borrowings fair-valued using significant unobservable inputs, including derived credit spreads for currencies that have no available quotes in the market.

Investments, asset swaps, repurchase agreements and resale arrangements. Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments and repurchase agreements fair valued with market observable inputs. Included in Level 3 category are investments fair valued using unobservable inputs including prices provided by third parties such as independent pricing services, custodians, and asset managers. Forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, cross currency rates, and volatilities are applied to the models to determine fair value of investments.

Equity Investments. Readily marketable equity investments are fair valued using quoted prices in active markets.

ASAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2010 and 2009

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

Assets and liabilities measured at fair value on a recurring basis:

The fair value of the following financial assets and liabilities as of December 31, 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$ 13,842,500,000	$ 9,507,917,000	$ 774,666,000	$ 3,559,917,000
Time deposits and other obligations of banks	2,285,773,000	–	2,285,773,000	–
Corporate obligations	1,158,235,000	275,494,000	563,772,000	318,969,000
Asset-backed/mortgage-backed securities	929,577,000	–	927,083,000	2,494,000
Others	37,274,000	6,939,000	29,486,000	849,000
Securities transferred under repurchase agreement	707,851,000	707,851,000	–	–
Securities purchased under resale arrangement	318,228,000	–	318,228,000	–
Borrowings related swaps	29,475,685,000	–	21,964,275,000	7,511,410,000
Investments related swaps	1,367,394,000	–	1,367,394,000	–
Loans related swaps	413,664,000	–	381,150,000	32,514,000
Equity investments	491,637,000	490,011,000	1,345,000	281,000
Total assets at fair value	**$ 51,027,818,000**	**$ 10,988,212,000**	**$ 28,613,172,000**	**$ 11,426,434,000**
Liabilities				
Borrowings	$ 48,075,055,000	$ –	$ 40,197,183,000	$ 7,877,872,000
Borrowings and related swaps	25,775,013,000	–	25,637,293,000	137,720,000
Investments related swaps	1,586,089,000	–	1,586,089,000	–
Loans related swaps	491,752,000	–	137,294,000	354,458,000
Total liabilities at fair value	**$ 75,927,909,000**	**$ –**	**$ 67,557,859,000**	**$ 8,370,050,000**

	December 31, 2009	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$ 10,308,595,000	$ 9,661,283,000	$ 647,312,000	$ -
Time deposits and other obligations of banks	1,991,982,000	-	1,991,982,000	-
Corporate obligations	971,552,000	476,951,000	494,601,000	-
Asset-backed/mortgage-backed securities	851,450,000	-	851,450,000	-
Others	-	-	-	-
Securities transferred under repurchase agreement	551,386,000	551,386,000	-	-
Securities purchased under resale arrangement	335,240,000	-	335,240,000	-
Borrowings related swaps	24,917,264,000	-	17,610,947,000	7,306,317,000
Investments related swaps	661,265,000	-	661,265,000	-
Loans related swaps	383,589,000	-	355,316,000	28,273,000
Equity investments	461,552,000	461,552,000	-	-
Total assets at fair value	**$ 41,433,875,000**	**$ 11,151,172,000**	**$ 22,948,113,000**	**$ 7,334,590,000**
Liabilities				
Borrowings	$ 38,313,202,000	$ -	$ 30,909,524,000	$ 7,403,678,000
Borrowings and related swaps	23,503,343,000	-	23,424,313,000	79,030,000
Investments related swaps	826,253,000	-	826,253,000	-
Loans related swaps	467,907,000	-	171,668,000	296,239,000
Total liabilities at fair value	**$ 63,110,705,000**	**$ -**	**$ 55,331,758,000**	**$ 7,778,947,000**

The table below provides the details of all inter-level transfers for the year ended December 31, 2010:

	Level 1	Level 2
Investments		
Government and government-guaranteed and corporate obligations		
Transfers into (out of)	$ 14,751,000	$ (14,751,000)
Transfers (out of) into	(88,934,000)	88,934,000
	$ (74,183,000)	**$ 74,183,000**

Government and government-guaranteed obligations and corporate obligations totaling $73,459,000 and $15,475,000 respectively were transferred from Level 1 to 2 and government and government-guaranteed obligations amounting to $14,751,000 were transferred from Level 2 to 1.

Assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Investments			
	Government and government-guaranteed obligations	Corporate obligations	Asset-backed/mortgage-backed securities	Others
Balance, January 1, 2010	$ –	$ –	$ –	$ –
Total gains (losses) - (realized/unrealized)				
Included in earnings	2,636,000	(74,000)	–	–
Included in other comprehensive income	(6,965,000)	(2,143,000)	–	–
Purchases	1,471,283,000	300,000,000	2,494,000	849,000
Transfers into Level 3	2,092,963,000	21,186,000	–	–
Balance, December 31, 2010	$ 3,559,917,000	$ 318,969,000	$ 2,494,000	$ 849,000
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (14,028,000)	$ (2,143,000)	$ –	$ –

	Investments			
	Government and government-guaranteed obligations	Corporate obligations	Asset-backed/mortgage-backed securities	Others
Balance, January 1, 2009	$ –	$ 1,465,000	$ 22,934,000	$ –
Total gains (losses) - (realized/unrealized)				
Included in earnings	–	–	(7,144,000)	–
Included in other comprehensive income	–	–	7,413,000	–
Sales and paydowns	–	–	(10,331,000)	–
Transfers (out of) Level 3	–	(1,465,000)	(12,872,000)	–
Balance, December 31, 2009	$ –	$ –	$ –	$ –
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ –	$ –	$ –

The Level 3 purchases and transfers are made up of government and government-guaranteed obligations of $1,471,283,000 and $2,092,963,000 respectively, and corporate obligations of $300,000,000 and $21,186,000 respectively. Asset-backed/mortgage-backed securities included purchases of $2,494,000. All investment securities, including those under Level 3, are of high credit quality. The government and government-guaranteed obligations are largely floating rate notes and callable bonds with a credit quality rating from Standard and Poor's of AAA to AA-. The corporate obligation is a float rate note with a credit quality rating from Standard and Poor's of AAA. These valuations are provided by an independent pricing source.

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, January 1, 2010	$ 7,306,317,000	$ (79,030,000)	$ 28,273,000	$ (296,239,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	435,107,000	(55,538,000)	3,225,000	(8,715,000)
Included in other comprehensive income	47,968,000	(3,152,000)	1,016,000	(14,964,000)
Issuance, redemptions, and maturities	(277,982,000)	–	–	(34,540,000)
Balance, December 31, 2010	$ 7,511,410,000	$ (137,720,000)	$ 32,514,000	$ (354,458,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (59,453,000)	$ (54,646,000)	$ 2,898,000	$ (8,603,000)

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, January 1, 2009	$ 6,238,802,000	$ (59,168,000)	$ 29,828,000	$ (227,495,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	1,054,747,000	(19,063,000)	(2,987,000)	51,345,000
Included in other comprehensive income	101,101,000	(799,000)	1,432,000	(7,439,000)
Issuance, redemptions, and maturities	(88,333,000)	–	–	(112,650,000)
Balance, December 31, 2009	$ 7,306,317,000	$ (79,030,000)	$ 28,273,000	$ (296,239,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ 210,726,000	$ (20,348,000)	$ (2,109,000)	$ 51,717,000

	Equity investments	Borrowings
Balance, January 1, 2010	$ –	$ (7,403,678,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	–	(551,622,000)
Included in other comprehensive income	–	(71,865,000)
Purchases, sales, and paydowns	281,000	–
Issuance, redemptions, and maturities	–	149,293,000
Transfers out of Level 3	–	–
Balance, December 31, 2010	$ 281,000	$ (7,877,872,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ (15,009,000)

	Equity investments	Borrowings
Balance, January 1, 2009	$ –	$ (6,484,095,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	–	(751,776,000)
Included in other comprehensive income	–	(110,017,000)
Purchases, sales, and paydowns	–	–
Issuance, redemptions, and maturities	–	(57,790,000)
Transfers out of Level 3	–	–
Balance, December 31, 2009	$ –	$ (7,403,678,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ 78,503,000

NOTE Q—SPECIAL AND TRUST FUNDS

ADB's operations include special operations, which are financed from special fund resources. The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special funds are charged to the respective special funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled on a regular basis between the OCR and the special funds.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration. ADB charges administrative fees for external funds administered by ADB. The funds are restricted for specific uses including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation, including the facilitation of procurement of goods and services. These funds are held in trust with ADB, and are held in a separate investment portfolio. The assets of these funds are not commingled with ADB's resources, nor are they included in the assets of ADB.

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of OCR. The breakdown of the total of such funds together with the funds of the special operations as of December 31, 2010 and 2009 is as follows:

	2010		2009	
	Total Net Assets	No. of Funds	Total Net Assets	No. of Funds
Special Funds				
Asian Development Fund	$ 32,650,891,000	1	$ 31,864,457,000	1
Technical Assistance Special Fund	248,085,000	1	322,708,000	1
Japan Special Fund	89,338,000	1	104,404,000	1
Asian Development Bank Institute	8,916,000	1	7,262,000	1
Asian Tsunami Fund	2,630,000	1	4,531,000	1
Pakistan Earthquake Fund	3,938,000	1	3,314,000	1
Regional Cooperation and Integration Fund	10,412,000	1	12,537,000	1
Climate Change Fund	19,171,000	1	26,702,000	1
Asia Pacific Disaster Response Fund	27,481,000	1	33,052,000	1
Subtotal	33,060,862,000	9	32,378,967,000	9
Trust Funds				
Funds administered by ADB	1,392,366,000	86	952,189,000	78
Funds not administered by ADB	–	–	15,000	2
Subtotal	1,392,366,000	86	952,204,000	80
Total	**$ 34,453,228,000**	**95**	**$ 33,331,171,000**	**89**

During the year ended December 31, 2010, a total of $13,697,000 ($11,278,000 – 2009) was recorded as compensation for administering projects/programs under Trust Funds. The amount has been included in "Revenue from other sources—net."

NOTE R—VARIABLE INTEREST ENTITIES

An entity is subject to the ASC 810 VIE Subsections and is considered a variable interest entity (VIE) if it lacks: (i) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. An enterprise may hold significant variable interest in VIEs, which are not consolidated because the enterprise is not the primary beneficiary.

As of December 31, 2010, ADB did not identify any VIE in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements. ADB may hold significant variable interests in VIE, which requires disclosures.

The review of ADB's loan, equity investments, and guarantee portfolio, has identified two (two – 2009) investments in VIEs in which ADB is not the primary beneficiary, but in which it is reasonably possible that ADB could be deemed to hold significant variable interest. These VIEs are operating entities where the total equity invested is considered insufficient to finance its activities without additional subordinated financial support. These VIEs are in the financial and telecommunication sectors.

ADB's involvement with these VIEs includes loans, guarantees and equity investments. Based on the most recent available data from these VIEs at December 31, 2010, the assets of these VIEs totaled $492,167,000 ($427,033,000 – 2009).

The table below shows the carrying value of ADBs interest in the VIEs and the maximum exposure to loss of these interests. For guarantee, the maximum exposure is the notional amount of such guarantee.

	December 31, 2010	December 31, 2009
Carrying value of ADB's Variable Interests		
Assets	$ 90,660,000	$ 109,040,000
Liabilities	10,000	78,000
Maximum Exposure to Loss in Nonconsolidated VIEs		
Loans	$ 90,444,000	$ 108,767,000
Equity Investments	206,000	195,000
Guarantees	1,565,000	4,693,000
Total	$ 92,215,000	$ 113,655,000

NOTE S—SEGMENT REPORTING

Based on an evaluation of OCR's operations, management has determined that OCR has only one reportable segment since OCR does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The following table presents OCR's loan, guarantee and equity investments outstanding balances and associated revenue, by geographic region, as of and for the years ended December 31, 2010 and 2009:

	2010		2009	
Country	Outstanding Balance	Revenue	Outstanding Balance	Revenue
People's Republic of China	$ 11,340,632,000	$ 187,788,000	$ 10,192,153,000	$ 273,299,000
Indonesia	10,358,102,000	186,224,000	10,039,766,000	283,045,000
India	9,606,121,000	104,772,000	7,995,022,000	148,241,000
Philippines	6,079,481,000	74,913,000	6,016,824,000	101,684,000
Pakistan	5,394,121,000	46,625,000	4,810,835,000	70,872,000
Others	6,241,711,000	149,904,000	5,140,779,000	116,399,000
Total	$ 49,020,168,000	$ 750,226,000	$ 44,195,379,000	$ 993,540,000

For the year ended December 31, 2010, sovereign loans to two countries (three – 2009) generated in excess of 10 percent of revenue; this amounted to $181,194,000 and $167,372,000 ($277,633,000, $259,071,000, and $127,402,000 – 2009). Revenue comprises income from loan charges, earnings from equity investments, and guarantee fees.

NOTE T—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after December 31, 2010 through March 11, 2011, the date these Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $5.2 billion in various currencies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 2 8 2011
WASH. DC
200
SECTION

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of one or more proposed
issues of notes and bonds of the Bank

Filed pursuant to Rule 3 of Regulation AD
Dated: April 28, 2011

The following information is filed pursuant to Rule 3 of Regulation AD in respect of one or more proposed issues of notes and bonds (the "Securities") of the Asian Development Bank (the "ADB"). Certain information specified in Schedule A to Regulation AD is not available at the date of this Report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

When terms for the offering of any issue of Securities are established, such Securities will be described in a prospectus or supplemental information statement or similar document, as contemplated by the enclosed Information Statement dated April 28, 2011 (the "Information Statement").

Item 2. Distribution of Obligations

See cover of the Information Statement. The ADB intends to issue certain Securities from time to time with maturities and on terms determined by market conditions at the time of sale. The ADB may sell the Securities to dealers or underwriters who may resell them or the ADB may sell the Securities directly or through agents.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See the Information Statement, page 9.

Item 7. Exhibits

(a) To be filed by a subsequent report.

(b) To be filed by a subsequent report.

(c) To be filed by a subsequent report.

(d) Information Statement dated April 28, 2011 attached hereto (also see Item 1. above).



INFORMATION STATEMENT

The Asian Development Bank (ADB) intends to issue its notes and bonds (Securities) from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them or ADB may sell the Securities directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

ADB will provide, without charge, additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB's principal office at 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines, Attention: Funding Division, Treasury Department, tel: +63 2 632 4444, fax: +63 2 636 2444 or to the following ADB representative offices: (i) Rahmhofstrasse 2, 60313 Frankfurt am Main, Germany, tel: +49 69 2193 6400, fax: +49 69 2193 6444; (ii) 8th Floor Kasumigaseki Bldg., 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo 100-6008, Japan, tel: +81 3 3504 3160, fax: +81 3 3504 3165; and (iii) 900 17th Street NW, Suite 900, Washington, D.C. 20006, U.S.A., tel: +1 202 728 1500, fax: +1 202 728 1505.

The Information Statement is also available on ADB's Financial Resources website at www.adb.org/Bond-Investors/investor.asp. Other documents and information on ADB's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.

April 28, 2011

Asian Development Bank

The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities does not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained in this Information Statement, prospectus, any supplemental information statement or similar document. Any information or representation not contained herein must not be relied upon as having been authorized by ADB or by any of its dealers, underwriters or agents. Neither this Information Statement nor any prospectus or supplemental information statement or similar document constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars.

(Page intentionally left blank)

TABLE OF CONTENTS

	Page
Summary Information	6
ADB	8
Use of Proceeds	9
Basis of Financial Reporting	9
Selected Financial Data	12
Overall Financial Results	13
ADB's Strategic Framework	15
ADB Operating Activities	16
Funding Resources	29
Liquidity Portfolio Management	35
Financial Risk Management	37
Contractual Obligations	46
Internal Control over Financial Reporting	47
Critical Accounting Policies and Estimates	47
Allocation of Ordinary Capital Resources Net Income and Audit Fees	48
Special Operations	49
Governance	59
Administration	61
The Charter	65
Legal Status, Privileges and Immunities	66
Index to Financial Statements—Ordinary Capital Resources	F-1
Management's Report on Internal Control over Financial Reporting	F-3
Independent Auditors' Report	F-4
Financial Statements—Ordinary Capital Resources – Appendices I–VIII	F-8

This Information Statement contains forward-looking statements which may be identified by such terms as "believes", "expects", "intends" or similar expressions. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB's control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION

(As of December 31, 2010, unless otherwise indicated)

The Asian Development Bank (ADB) is an international organization established in 1966 and owned by its 67 members. ADB's main goal is to reduce poverty in Asia and the Pacific region through inclusive economic growth, environmentally sustainable growth, and regional integration. ADB pursues its goal primarily by providing various forms of financial assistance to its developing member countries such as loans, technical assistance, grants, guarantees, and equity investments.

ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB's five largest shareholders are Japan (with 17.7% of total shares), People's Republic of China (7.3%), India (7.2%), Australia (6.6%), and Indonesia (6.2%).[1] Twenty-three ADB members are also members of the Organisation for Economic Co-operation and Development (OECD) holding 60.4% of ADB's total subscribed capital and 55.2% of total voting power.

Equity: ADB's members have subscribed to $143,949.7 million of capital as of December 31, 2010, $4,329.9 million of which was paid-in, $3,084.7 million of which represents "paid-in" shares for which installments are not yet due, and the remainder of which is callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB's borrowings and guarantees. It cannot be called to make loans. ADB's equity also included reserves totaling $11,963.9 million.

Borrowings: ADB's outstanding borrowings, before swaps, of $51,821.9 million were denominated in 20 currencies. ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital from nonborrowing members, paid-in capital, and reserves (including surplus). ADB's gross outstanding borrowings as of December 31, 2010 were equivalent to 52.0% of such ceiling.

Net Income: Net income for 2010 was $625.8 million, as compared to net loss of $27.5 million in 2009, representing an annualized return of 1.00% (–0.05% in 2009) on its average earning assets. Operating income for 2010 was $548.0 million as compared to $420.1 million in 2009, representing an annualized return of 0.88% (0.77% in 2009) on its average earning assets.

Loan Portfolio: ADB's ordinary operations loans outstanding, undisbursed balances of effective loans, and loans not yet effective in its ordinary operations totaled $70,509.9 million. Of this total, 94.3% represented sovereign loans, that is, loans to the public sector (member countries and, with the guarantee of the concerned member,

[1] ADB's fifth general capital increase is still ongoing with the subscription period extended to June 30, 2011. As of December 31, 2010, ADB had received subscriptions from 56 out of 67 members.

government agencies or other public entities), and 5.7% represented nonsovereign loans, that is, loans to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. ADB has never suffered any losses of principal on sovereign loans and maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. The total loans in non-accrual status of $31.9 million as of December 31, 2010 represented 0.07% of the total outstanding ordinary capital resources loans. ADB's lending policy limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. At December 31, 2010, the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio was equivalent to 30.2% of such lending ceiling.

Risk Management: ADB seeks to mitigate exchange risks by matching its liabilities in various currencies with assets in those same currencies. ADB uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce its borrowing costs, generate investment income, and manage its balance sheet risks. The principal amount receivable and payable under outstanding currency swap transactions aggregated $27,198.9 million and $22,522.9 million, respectively. The notional principal amount of outstanding interest rate swap transactions totaled $26,050.5 million. To control its credit exposures on swaps, ADB has set credit rating requirements for counterparties. In addition, ADB has required all swap transactions entered into after January 2004 to be subject to collateral support requirements.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

ADB

The Asian Development Bank, a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (Charter) which is binding upon the member countries which are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific region (region) and to contribute to the economic development of the developing member countries in the region collectively and individually. ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB's strategy for reducing poverty focuses on achieving three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration.

As of December 31, 2010, ADB had 67 members consisting of 48 regional members, including Japan, Australia, and New Zealand, providing 71.4% of its capital, and 19 nonregional members, comprising the United States, Canada and 17 European countries, providing 28.6% of its capital. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB's affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of December 31, 2010, the aggregate voting power of the developed member countries, which include all nonregional members plus Japan, Australia, and New Zealand, represents approximately 50.3% of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of December 31, 2010 are set forth in *Appendix VII* of the *Financial Statements*.

ADB's primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources (see *Funding Resources*), and special operations are financed from Special Funds resources, most of which are contributed by members (see *Special Operations*). Under the Charter, ADB's ordinary capital resources and the Special Funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees, makes equity investments and participates in underwriting equity funds. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations tapping official, commercial, and export credit sources to maximize the development impact of its assistance. To complement ADB's activities in development research and training, ADB has established the ADB Institute, a subsidiary body of ADB, located in Tokyo, Japan, the primary objective of which is to improve management capacities of agencies and organizations engaged in development activities.

The principal office of ADB is located in Manila, Philippines. ADB has 29 other offices, including 22 resident missions located in Afghanistan, Armenia, Azerbaijan, Bangladesh, Cambodia, People's Republic of China, Georgia, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan, Thailand, Turkmenistan, Uzbekistan, and Viet Nam; a country office in the Philippines; a special liaison office in Timor-Leste; two regional missions, located in Sydney,

Australia, and Suva, Fiji; and three representative offices, located in Tokyo, Japan, Frankfurt, Germany, and Washington, D.C., U.S.A. As of December 31, 2010, ADB's staff totaled 2,833 from 59 of its 67 member countries. (For more details on ADB, see www.adb.org. This website address is included as an inactive textual reference only. Materials on the website are not incorporated by reference herein.)

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations (see *ADB Operating Activities – Ordinary Operations*).

BASIS OF FINANCIAL REPORTING

Statutory Reporting

ADB prepares its financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP), referred to in this Information Statement as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to adopt hedge accounting, but reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. Although most of ADB's derivatives are highly effective in hedging the underlying transactions, compliance with hedge accounting would have imposed undue constraints on future borrowings, loans, and hedge programs and likely detracted from ADB's efforts to effectively and efficiently minimize the funding costs for its developing member countries.

Effective January 1, 2008, ADB elected to fair value financial instruments selectively and opted to fair value borrowings with associated swaps in order to apply a consistent accounting treatment between the borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits which are recorded at cost) at fair value.

Management Reporting

Since certain financial instruments (including all derivatives, swapped borrowings, and certain investments) are recorded at their fair value, while loans and a portion of borrowings and investments are recorded at amortized cost, Management believes that statutory income may not fully reflect the overall economic value of ADB's financial position because of the asymmetric accounting treatment. Accordingly, ADB also reports operating income, which excludes the impact of the fair value adjustments associated with financial instruments from the results of ordinary capital resources operations. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

The operating income does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value. Since ADB does not actively trade these financial instruments, such gains or losses are generally not realized unless ADB is forced to do so by risk events before maturity. ADB has instituted conservative risk management policies to mitigate such risks.

Since ADB intends to hold most borrowings and related swaps until maturity or call, the interim unrealized gains and losses reported under statutory reporting basis will eventually converge with the net realized income or expenses that ADB recognizes over the life of the transaction.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet for the year ended December 31, 2010 is presented in *Table 1*.

Table 1: Condensed Management Reporting Basis Balance Sheets as of December 31
(in thousands of U.S. dollars)

	2010			2009
	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	114,648	–	114,648	129,843
Investments and accrued income	18,370,852	–	18,370,852	14,237,703
Securities transferred under repurchase agreement	707,851	–	707,851	551,386
Securities purchased under resale arrangement	318,228	–	318,228	335,240
Loans outstanding and accrued interest	46,116,409	(278)	46,116,131	41,921,783
Allowance for loan losses and unamortized net loan origination costs	10,936	–	10,936	(18,636)
Equity investments	1,108,198	(59,709)	1,048,489	859,772
Receivable from swaps				
Borrowings	29,475,685	(3,156,835)	26,318,850	22,157,287
Others	1,781,058	(199,850)	1,581,208	818,779
Other assets	2,166,317	–	2,166,317	1,520,815
TOTAL	**100,170,182**	**(3,416,672)**	**96,753,510**	**82,513,972**
Borrowings and accrued interest	52,386,484	236,778	52,623,262	43,062,391
Payable for swaps				
Borrowings	25,775,013	(2,988,219)	22,786,794	20,569,240
Others	2,077,841	(324,466)	1,753,375	926,081
Payable for swap related collateral	1,588,350	–	1,588,350	735,050
Payable under securities repurchase agreement	714,490	–	714,490	555,000
Accounts payable and other liabilities	1,749,535	–	1,749,535	1,763,223
Total Liabilities	**84,291,713**	**(3,075,907)**	**81,215,806**	**67,610,985**
Paid-in capital	4,255,678	–	4,255,678	3,818,297
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(341,130)	–	(341,130)	(142,181)
Net notional maintenance of value receivable	(419,186)	–	(419,186)	(523,220)
Ordinary reserve	10,030,460	1,637	10,032,097	9,791,035
Special reserve	230,226	–	230,226	218,903
Loan loss reserve	246,000	–	246,000	493,162
Surplus	1,131,756	–	1,131,756	884,594
Cumulative revaluation adjustments account	183,521	(183,521)	–	–
Net income[b]	614,489	(77,779)	536,710	410,882
Accumulated other comprehensive loss	(53,345)	(81,102)	(134,447)	(48,485)
Total Equity	**15,878,469**	**(340,765)**	**15,537,704**	**14,902,987**
TOTAL	**100,170,182**	**(3,416,672)**	**96,753,510**	**82,513,972**

– = nil, ( ) = negative.

[a] Includes reversal of ASC 815 and 825 effects and ADB's share in unrealized gains or losses from equity investments accounted under the equity method.

[b] Net income after appropriation of guarantee fees to Special Reserve.

SELECTED FINANCIAL DATA

Table 2 presents selected financial data on two bases: statutory reporting basis and management reporting basis. Ratios under statutory and management reporting bases, except the return on earning assets, were all lower than in 2009 because of the decrease in interest rates, especially in the U.S. dollar and yen markets. The increase in return on earning assets reflects the higher net income and operating income compared with 2009. A discussion on revenue and expenses is in the *Overall Financial Results* section.

Table 2: Selected Financial Data
December 31
(in millions of U.S. dollars, except percentages)

	2010	2009	2008	2007	2006
Statutory Reporting Basis					
Revenue and Expenses					
From Loans	680.5	959.8	1,358.0	1,442.3	1,210.1
From Investments	367.5	459.4	677.2	683.2	564.5
From Guarantees	11.3	9.2	6.9	5.1	4.1
From Equity Investments	58.4	24.5	3.7	58.9	41.5
From Other Sources	24.2	18.6	18.7	18.8	18.7
Total Revenue	**1,141.9**	**1,471.5**	**2,064.5**	**2,208.3**	**1,838.9**
Borrowings and Related Expenses	386.0	741.7	1,208.4	1,389.8	1,116.3
Administrative Expenses[a]	294.3	193.6	141.0	127.3	127.7
Provision for Losses	(44.7)	115.8	(3.5)	(0.6)	(32.5)
Other Expenses	3.5	5.1	14.7	3.3	2.5
Total Expenses	**639.1**	**1,056.2**	**1,360.6**	**1,519.8**	**1,214.0**
Net Realized Gains (Losses)	80.3	23.3	(28.1)	22.9	80.6
Net Unrealized Gains (Losses)	42.7	(466.2)	450.6	53.8	(135.4)
Net Income (Loss)	625.8	(27.5)	1,126.3	765.2	570.1
Average Earning Assets[b]	62,444.5	54,655.0	50,394.0	42,780.0	37,904.0
Annual Return on Average Earning Assets (%)	1.00	(0.05)	2.24	1.79	1.50
Return on Loans (%)	1.61	2.67	3.84	5.00	4.98
Return on Investments (%)	2.17	2.93	3.20	4.68	4.18
Cost of Borrowings (%)	2.06	2.91	4.11	4.32	4.81
Management Reporting Basis					
Operating Income[c]	548.0	420.1	699.8	711.4	705.5
Average Earning Assets[b]	62,555.4	54,828.0	50,443.0	42,757.0	37,859.0
Annual Return on Average Earning Assets[d] (%)	0.88	0.77	1.39	1.66	1.86
Return on Loans (%)	1.56	2.55	4.14	5.14	4.94
Return on Investments (%)	2.16	2.87	3.70	4.72	4.27
Cost of Borrowings (%)	0.81	1.83	3.29	4.68	4.31

( ) = negative.

[a] Net of administration expenses allocated to the Asian Development Fund and loan origination costs that are deferred.

[b] Composed of investments and related swaps, outstanding loans (excluding net unamortized loan origination cost and/or front-end fees) and related swaps and equity investments.

[c] Starting September 2009, management reporting income is defined as the operating income. Operating income is defined as statutory reporting basis net income before unrealized gains and/or losses on fair value changes of borrowings and derivatives and ADB's proportionate share in unrealized gains and/or losses from equity investment accounted under equity method.

[d] Represents operating income over average earning assets.

OVERALL FINANCIAL RESULTS

Net Income (Loss)

Table 3 presents ADB's overall financial results in 2010. Net income for the year was $625.8 million, as compared with the net loss of $27.5 million for 2009. The increase in net income resulted primarily from an increase of $127.9 million in operating income and an increase of $525.4 million in net unrealized gains and losses, driven by favorable changes in the fair value of financial instruments.

Table 3: Overall Financial Results for the Years Ended December 31
(in millions of U.S. dollars)

Item	2010	2009	Increase (Decrease)
Income from loans	**703.4**	**865.9**	**(162.5)**
Interest income	688.0	947.9	(259.9)
Write back (Provision for losses)	22.9	(94.0)	(116.9)
Others	(7.5)	11.9	(19.4)
Income from investments	**401.3**	**489.8**	**(88.5)**
Interest income	367.5	459.4	(91.9)
Realized gain	33.8	30.5	3.4
Income (Loss) from EI	**71.5**	**(4.3)**	**75.8**
Profit on sale	55.7	0.8	54.8
Realized gain (loss) on proportionate share of income from EI accounted under the equity method	4.8	(13.1)	17.9
Impairment loss	(7.6)	(11.1)	3.5
Dividend income	17.8	18.7	(0.9)
Others	0.7	0.3	0.4
Other income/expenses—net	**50.7**	**1.0**	**49.7**
Borrowings and related expenses	**(384.6)**	**(738.7)**	**(354.1)**
Administrative expenses - OCR	**(294.3)**	**(193.6)**	**100.6**
Operating Income	**548.0**	**420.1**	**127.9**
Net unrealized gains (losses)	**42.7**	**(466.2)**	**509.0**
Net unrealized gains on proportionate share of income from EI accounted under the equity method	**35.0**	**18.6**	**16.4**
Net income (loss)	**625.8**	**(27.5)**	**653.3**

EI = equity investments, OCR = ordinary capital resources.
Note: Figures may not add up due to rounding.

Operating Income

Operating income[2] for 2010 was $548.0 million compared with $420.1 million for 2009. The increase in operating income was predominantly because of the following:

- a $75.8 million increase in income from equity investments mainly because of (i) a $54.8 million increase in profit on divestment of equity investments; (ii) a $17.9 million increase in ADB's share of reported earnings of investee companies, which directly flow

[2] Operating income is defined as statutory net income before unrealized gains (losses) on fair value changes of borrowings and derivatives and ADB's proportionate share in unrealized gains (losses) from equity investment accounted under the equity method.

into ordinary capital resources net income; and (iii) a $3.5 million decrease in losses ADB recognized from writing down investments that are considered impaired;

- a $116.9 million decrease in provision for losses for loans;
- a $354.1 million decrease in overall borrowings and related expenses resulting mainly from declining interest rates compared with the same period in 2009; and
- a $43.6 million decrease in contingent loss on guarantees primarily due to the settlement of guarantee obligations.

These were partially offset by the following:

- a $279.3 million decrease in interest and other income from loans brought about by declining interest rates;
- a $88.5 million decrease in investment income, reflecting the current market interest rates; and
- a $100.6 million increase in administrative expenses charged to ordinary capital resources because of the decrease in deferred loan origination costs and planned increase in administrative expenses.

Net Unrealized Gains and Losses

During 2010, ADB posted a net unrealized gain of $42.7 million, as compared to a net unrealized loss of $466.2 million in 2009. This primarily consists of fair value adjustments on ADB's swapped borrowings and its derivatives. These resulted from the downward shift of the yield curves of some of the major currencies and the tightening of ADB's credit spreads.

ADB'S STRATEGIC FRAMEWORK

Long-Term Strategy

On April 7, 2008, ADB adopted a long-term strategic framework for the 2008 to 2020 period. Known as Strategy 2020, the framework is based on a thorough examination of the region's challenges, a comprehensive review of ADB's past and ongoing operations, and extensive stakeholder consultations. Strategy 2020 reaffirms both ADB's vision of an Asia and Pacific region free of poverty and ADB's mission to help developing member countries reduce poverty and improve living conditions and quality of life. It also lays out clear directions for planning ADB's operations and its organization and business processes to 2020.

To achieve its mission, ADB will focus on three strategic areas: inclusive economic growth, environmentally sustainable growth, and regional integration. ADB operations will emphasize five key drivers of change: private sector development and operations, good governance and capacity development, gender equity, knowledge solutions, and partnerships.

Strategy 2020 recognizes that ADB cannot and will not attempt to meet all needs of all developing member countries. To maximize results, efficiency, and impact, ADB will focus its financial and institutional resources in five core areas that best support its agenda, reflect developing member countries' needs and ADB's strengths, and complement the efforts of development partners. These five core operational areas are infrastructure; environment, including climate change; regional cooperation and integration; financial sector development; and education. In other areas, ADB will operate selectively and in close partnership with other agencies.

Enhancing ADB's Financing Instruments

Efforts are continuing to offer ADB's borrowing clients a wider menu of financing instruments. In 2010, ADB reviewed the role of supplementary financing as a way to improve the development effectiveness of its operations. The new policy was approved by the Board of Directors in December 2010 and became effective in February 2011. ADB is also helping to develop local currency bond markets as an alternative source of funding to bank loans. In 2010, ADB and the Association of Southeast Asian Nations, along with the People's Republic of China, Japan and the Republic of Korea established a Credit Guarantee and Investment Facility. The pilot facility, which will start operations in 2011, will provide credit guarantees of local currency denominated bonds issued by companies in the region. Work is also ongoing to update and/or develop business instruments on policy based lending, project development, cross border investment (for regional cooperation and investment) and results-based lending.

ADB OPERATING ACTIVITIES

The main instruments that ADB utilizes to help its developing member countries are loans, equity investments, guarantees, grants and technical assistance. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations, which tap official, commercial and export credit sources to maximize the development impact of ADB's assistance.

Ordinary Capital Resources Operational Policies

ADB is authorized under the Charter to make, participate in or guarantee loans to its developing member countries or their governments, to any of their agencies or political subdivisions, and to public or private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. Such loans are made only for projects or programs of high developmental priority.

In evaluating the projects that it may finance, ADB considers such factors as economic, social, environmental, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities. ADB's vision is an Asia and Pacific region free of poverty and its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB aims to make substantive contributions toward its vision by focusing its support on three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration. ADB positions itself as a partner and agent for change by promoting private sector development, good governance, gender equity, knowledge solutions and partnerships.

In considering an application for a loan or grant, ADB considers the ability of the borrower to obtain financing elsewhere on terms and conditions that ADB considers reasonable. In the case of loans to borrowers other than members or their governments, ADB may require that members or their governments guarantee such loans.

Except in special circumstances, ADB requires that the proceeds of its loans, grants, and equity investments and of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. ADB supervises the disbursement of its loans and grants to ensure that the proceeds are applied only against eligible expenditures. ADB seeks to ensure that procurement of goods and services financed out of its funds is based on the principles of economy and efficiency. For this purpose, ADB generally requires that competitive bids be sought from potential suppliers, that engineering and other plans and specifications be drawn up independently of the suppliers or manufacturers and, if appropriate, that independent consultants be retained.

Ordinary Operations Program Lending

ADB's program lending is designed to promote poverty reduction through appropriate policy and institutional reforms over the medium- to long-term. The loan proceeds may be used

to finance economy-wide import requirements on the basis of a negative import list, or where necessary and appropriate, sector specific import requirements on the basis of a positive import list. Under the current policy, program lending as a percentage of total lending on a three-year moving average basis is subject to a ceiling of 20% in normal circumstances. Additionally, ADB has adopted a program cluster approach (whereby a single approval can be given for two or more related subprograms) as an extension of its program lending modality to enhance flexibility and has extended the time frame for program implementation to seven years. ADB has also introduced a special program loan facility (SPL) to provide, on an exceptional basis, assistance as part of an international rescue package providing substantial support beyond ADB's anticipated assistance levels to crisis-affected countries. ADB charges higher rates for SPLs to help mitigate potential adverse effects on ADB's financial strength and risk bearing capacity. SPLs do not count against the ceiling on regular program lending.

ADB established a $3 billion equivalent Countercyclical Support Facility (CSF) in June 2009 to provide additional assistance for a limited period of time to crisis-affected developing member countries. The authority to grant loans under the CSF expired on December 31, 2010.

Nonsovereign Operations

ADB's nonsovereign operations are integral to the objectives of Strategy 2020, which include a target of 50% of ADB's operations by 2020 in support of private sector development and private sector operations. ADB focuses on nonsovereign projects with significant development impact as well as on initiatives that stimulate the private sector and lead to accelerated, sustainable, and inclusive growth.

In support of these objectives, ADB assumes greater, but thoroughly assessed, risks and acts as a catalyst for investments that the private sector does not normally make. It helps developing member countries attract direct private sector investments that support inclusive growth and improve the environment. To do so, ADB's tools include direct financing, credit enhancements, risk mitigation guarantees, and innovative new financial instruments.

In its nonsovereign operations, ADB directly assists developing member countries through projects with development impact that may have limited access to capital. ADB participates in projects through nonsovereign loans (direct loans to private and/or public sector entities, including state-owned enterprises, without sovereign counterguarantees); equity investments; and credit enhancement products (including guarantees and syndications,[3] where ADB arranges a complete financing package for a project and thus encourages local and international commercial banks to participate).

ADB's nonsovereign operations focus on two of the core areas of operations identified in Strategy 2020: infrastructure (with particular emphasis on energy) and finance. Strategic interventions through public-private partnerships focus on renewable energy and other

[3] Syndications include B-loans, unfunded risk participations, guarantor-of-record structures, and risk distributions. A B-loan is a loan made by ADB but funded by eligible third-party commercial financiers where ADB itself is also lending to the transaction. An unfunded risk participation enables ADB to transfer risk and to share any associated recovery rights with respect to a loan provided by ADB with one or more syndicate members. Guarantor-of-record structures allow ADB to issue a guarantee for the entire amount of the coverage requested but retains only a portion of the exposure for its own account while the remaining exposure is underwritten by insurance providers. Risk distributions enable ADB to transfer risk and to share any associated recovery rights with respect to a guarantee provided by ADB with one or more syndicate members. Syndications complement a direct loan funded by ADB.

infrastructure sectors. ADB finances commercially viable infrastructure projects that are structured or capable of being structured as public-private partnerships.

Newly approved financial assistance in 2010 reached $2.2 billion. Since its first private sector investment in 1983, ADB has approved 251 nonsovereign projects for total assistance amounting to $12.3 billion, including equity investments, direct loans and B-loans, and guarantees. At the end of 2010, nonsovereign projects in 24 developing member countries were under administration.

ADB's participation is meant to catalyze or bring about financing from other sources – both local and foreign – and not to compete with these sources. ADB cannot be the largest single investor in an enterprise. As needed, ADB will help mobilize additional debt from commercial banks and other development institutions and financing partners. This may be through parallel financing, separate from the ADB financing package, or through syndication arrangements in which ADB acts as lender of record and commercial banks take a participation in the ADB loan. Alternatively, ADB may provide guarantees or act as a guarantor of record to commercial financial institutions.

Generally, the nonsovereign exposure to any one obligor or project may not exceed:

(i) for loans or credit guarantees that are not guaranteed by eligible counterparties, the lesser of $250 million and an amount equal to:

  a) 25% of the total project cost, in the case of a limited recourse project financing;

  b) 25% of the total assets, including the amount to be financed, in the case of a corporate loan; or

  c) 50% of tangible net worth, in the case of a loan to a bank;

(ii) for loans or credit guarantees that are comprehensively guaranteed by eligible counterparties, the lesser of $400 million and an amount equal to 70% of the total project cost, in the case of a limited recourse project financing or, the total assets of the borrower, in the case of a corporate loan;

(iii) for political risk guarantees, the lesser of $400 million and an amount equal to 40% of the total project cost, in the case of a limited recourse project financing, or the total assets of the borrower, in the case of another type of financing; and

(iv) for equity investments, the lesser of $75 million and an amount equal to:

  a) 25% of the net worth of the investee (inclusive of ADB's investment), when investing in a project, financial institution or corporate entity; or

  b) 25% of committed amounts, when investing in a private equity fund.

When ADB provides more than one form of financing to an obligor or project, nonsovereign operations exposure to the obligor or project may not exceed $400 million, provided however that:

(i) the aggregate amount of loans, credit guarantees and equity investments may not exceed $250 million and further, that the amount invested as equity may not exceed $75 million; or

(ii) the aggregate amount of loans, credit guarantees and equity investments further may not exceed:

a) 25% of total project costs, when investing in a project;

b) 25% of total assets, when investing in a corporation; or

c) 35% of tangible net worth, when investing in a bank.

Technical Assistance

ADB is authorized to meet requests from member countries for technical assistance in such fields as the preparation and evaluation of specific development projects, the preparation and execution of development plans, and the creation and strengthening of institutions serving agriculture, industry, and public administration. Recipients of technical assistance may be governments or any of the other entities authorized under the Charter. ADB extends technical assistance as grants or loans. Since 2005, ADB has also provided technical assistance for private sector development.

In April 2001, the Board of Directors approved the use of ordinary capital resources current income to finance certain technical assistance operations. In 2003, ADB reverted to the practice of allocating ordinary capital resources net income to the Technical Assistance Special Fund and of financing technical assistance activities through this fund and various other funding resources. On an exceptional basis, ADB committed $10.0 million from its ordinary capital resources net income to the Java Reconstruction Fund in November 2008, for the purposes of Yogyakarta and Central Java reconstruction. This was treated as a technical assistance grant in 2008.

Ordinary Operations

ADB's lending limitation policy approved in December 2008 limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. As of December 31, 2010, the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantees was $47,077.7 million ($42,674.1 million in 2009), compared with a maximum lending ceiling on such date of $155,688.5 million ($72,208.0 million in 2009).

Loans

From its establishment through December 31, 2010, ADB had approved loans, net of terminations and reductions, aggregating $126,366.9 million in its ordinary operations. At December 31, 2010, the total amount of ADB's loans outstanding, undisbursed balances of

effective loans, and loans not yet effective in its ordinary operations was $70,509.9 million. On such date, the six largest borrowers from ADB in its ordinary operations, accounting for 86.4% of the aggregate amount of all approved ordinary operations loans less amounts cancelled and repaid, were the People's Republic of China (24.5%), India (21.5%), Indonesia (16.1%), Pakistan (10.4%), Philippines (8.2%), and Viet Nam (5.7%).

In 2010, 67 ordinary operations loans totaling $9,249.7 million were approved, as compared with 64 ordinary operations loans totaling $11,019.9 million in 2009. Of the 2010 approved loans, $8,197.0 million were sovereign loans and $1,052.7 million were nonsovereign loans, as compared with $10,577.0 million and $442.9 million, respectively, in 2009. Of the total approved ordinary operations loans in 2010, 40.0% were to the People's Republic of China and India.

During 2010, loan disbursements totaled $5,944.4 million, which represented a decrease of 24.7% from the $7,897.7 million disbursed in 2009. Regular principal repayments in 2010 were $2,310.8 million ($1,884.2 million in 2009), while prepayments amounted to $33.5 million ($6.7 million in 2009). In 2010, two loans were fully prepaid for $1.6 million and two loans partially prepaid for $31.9 million. As of December 31, 2010, the total loans outstanding after allowance for loan losses and net unamortized loan origination costs amounted to $45,943.8 million ($41,713.0 million in 2009) of which $43,634.3 million were sovereign loans and $2,309.5 million were nonsovereign loans.

A summary of the ordinary operations outstanding loan commitments of ADB by member country as of December 31, 2010 is set forth in *Appendix V* of the *Financial Statements.* A breakdown by sector of the ordinary operations loans approved by ADB since its establishment, net of terminations and reductions, and those loans that were effective (approved loans as to which the conditions precedent to disbursement have been met and which have not been cancelled or repaid) as of December 31, 2010 is shown in *Table 4.*

Table 4: Sectoral Breakdown of Ordinary Operations Loans
As of December 31, 2010

Sector	Total Approved Loans		Total Outstanding Effective Loans [a]	
	$ million	%	$ million	%
Transport and ICT	34,237.2	27.1	19,827.1	32.1
Energy	28,753.8	22.8	11,593.3	18.8
Finance [b]	17,563.9	13.9	4,556.8	7.4
Public Sector Management	11,811.7	9.3	9,438.7	15.3
Water Supply and Other Municipal Infrastructure and Services	10,163.5	8.0	5,475.1	8.9
Agriculture and Natural Resources	9,175.6	7.3	3,511.3	5.7
Multi-Sector	6,747.8	5.3	4,752.8	7.7
Industry and Trade	3,072.6	2.4	676.7	1.1
Education	2,791.7	2.2	1,124.7	1.8
Health and Social Protection	2,049.2	1.6	804.0	1.3
Total	126,366.9	100.0	61,760.5	100.0

[a] Includes outstanding loans and undisbursed effective loans.
[b] Excludes a $45 million loan for the Trade Finance Program approved in 2003.
Note: Figures may not add up due to rounding.

ADB's loans generally cover only a portion of the total costs of the projects and programs they finance. Large- and medium-scale projects financed by ADB from its ordinary capital resources with loans approved through December 31, 2010 were estimated, at the time of their respective approvals, to have a total aggregate cost of approximately $376,506.2 million, of which approximately 33.6% was to be financed by ADB. In addition, ADB has made loans

to finance portions of the total costs of smaller-scale projects in a sector, directly or under relending arrangements. In 2010, $2,850.3 million from official sources was mobilized in loan cofinancings for 19 loan projects, $469.0 million of which is administered by ADB and $2,381.3 million of which is under collaborative arrangements.

In 2005, ADB established the multitranche financing facility (MFF), a debt financing facility that allows ADB to deliver financial resources for a specific program or investment in a series of separate financing tranches over a fixed period. Financing tranches may be provided as loans, guarantees, equity or any combination of these instruments based on periodic financing requests submitted by the borrower. In 2010, 12 MFFs totaling $3.9 billion (10 MFFs totaling $5.0 billion in 2009), were approved under ordinary capital resources. Periodic financing requests under MFFs amounting to $3.1 billion were approved in 2010 ($3.1 billion in 2009).

Since September 2005, ADB has provided financing without a sovereign guarantee to entities that can be considered public sector borrowers but are structurally separate from the sovereign or central government. Such entities include state-owned enterprises, government agencies, municipalities, and local government units. No loans to state-owned enterprises without a sovereign guarantee were approved in 2010 (two loans for $134.3 million in 2009).

In June 2009, the Board of Directors approved the establishment of the CSF to provide up to $3.0 billion equivalent in financing in response to the global economic crisis that spread to the region. The CSF was available in 2009 to 2010 and was aimed at providing support to the countercyclical development expenditure/policy program of developing member countries. Five sovereign loans totaling $2.5 billion were approved and fully disbursed as of December 31, 2010. The loans approved under the CSF carry a lending spread of 2% over 6-month LIBOR. Rebates and surcharges also apply to the CSF. In 2010, a total of $4.1 million of surcharges were collected on loans under the CSF.

Sovereign and Nonsovereign Loans

The majority of ADB's ordinary operation loans (94.3%) have been made to the public sector (member countries and with the guarantee of the concerned member, government agencies or other public entities). The rest have been made to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. A summary of cumulative approvals and the portfolio position of sovereign and nonsovereign loans is shown in *Table 5.*

Table 5: Lending Status at December 31
(in millions of U.S. dollars)

	Sovereign		Nonsovereign	
	2010	**2009**	**2010**	**2009**
Cumulative Approvals [a]	120,324	112,182	5,997	5,174
Cumulative Effective Loans [b]	97,608	93,119	4,564	3,939
Cumulative Repayments [c]	40,003	38,081	1,553	1,283
Outstanding	43,567	39,754	2,366	1,978
Undisbursed [d]	22,902	21,324	1,675	1,554
Total Loans	66,469	61,078	4,041	3,532

[a] Net of loan terminations and reductions.
[b] Effective loans are loans (whether disbursed or undisbursed) which have been approved by ADB and in respect of which all conditions precedent to drawdown have been satisfied. Includes revolved amount under the Trade Finance Program.
[c] At historical U.S. dollar equivalents.
[d] Includes not yet effective loans.
Note: Figures may not add up due to rounding.

ADB has not suffered any losses of principal on sovereign loans. ADB maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. During 2010, $2.7 million of loan loss provision was written back on one loan ($1.6 million on two loans in 2009). There was no accumulated loan loss provision for sovereign loans as of December 31, 2010 ($2.7 million in 2009).

Loan loss provisions for nonsovereign loans totaling $40.4 million were charged against income during 2010 ($130.2 million in 2009) mainly due to the recognition of collective loan loss provisions for the probable impairment of the credit exposure on the outstanding loans that are evaluated but are not individually considered impaired (see *Appendix VIII* of the *Financial Statements, Notes E* and *M*).

In conjunction with its income planning framework, in 2004 ADB established a loan loss reserve for its sovereign loans and guarantee portfolios, which is presented under "Capital and Reserves" in the balance sheet. In December 2006, the Board of Directors approved the application of this policy to nonsovereign credit exposures. As of December 31, 2010, the loan loss reserve amounted to $246.0 million, as compared to $493.2 million as of December 31, 2009 (see *Appendix VIII* of the *Financial Statements, Note L*).

Lending Windows

ADB's currently available lending windows are the LIBOR-based loan (LBL) window and the local currency loan (LCL) window. Until June 30, 2001, ADB had three lending windows for loans from ordinary capital resources, namely, the pool-based multicurrency loan (PMCL) window, the pool-based single currency loan (PSCL) window in U.S. dollars, and the market-based loan (MBL) window. With the introduction of the LBL window, the PMCL and MBL windows were retired on July 1, 2001 and the PSCL window was retired on July 1, 2002.

The LBL window was introduced in July 2001 in response to borrower demand for new ADB financial loan products to suit their project needs and external debt risk management strategies. The LBL product gives borrowers a high degree of flexibility in terms of (i) choice of currency and interest rate basis; (ii) various repayment options (for sovereign loans negotiated after January 1, 2007, borrowers have the following repayment options: annuity type, straight-line, bullet, and custom-tailored repayment terms to match their cash flow projections); (iii) the ability to change the original loan terms at any time during the life of the loan; and (iv) the option to purchase a cap and collar on a floating lending rate at any time during the life of the loan, while at the same time providing low intermediation risk to ADB.

The Board of Directors approved the introduction of the LCL window in August 2005. The LCL window is available to both private sector and public sector entities. ADB aims to reduce currency mismatches in its developing member countries by extending LCLs in close cooperation with the local financial sector to complement and catalyze local financial resources. In addition, LCL activities can have important benefits for developing local capital markets.

A breakdown of ADB's ordinary operations loan portfolio by loan product as of December 31, 2010 and December 31, 2009 is presented in *Table 6.*

Table 6: Loan Portfolio by Loan Products
as of December 31
(in millions of U.S. dollars)

	Sovereign		Nonsovereign	
	2010	2009	2010	2009
LIBOR-based Loans				
Outstanding	32,388	28,189	1,654[a]	1,309[a]
Undisbursed	22,752	20,824	949[a]	1,241[a]
Market-based Loans				
Outstanding	414	449	60	79
Undisbursed	–	–	–	–
Pool-based Single Currency (JPY) Loans				
Outstanding	2,392	2,615	–	–
Undisbursed	–	–	–	–
Pool-based Single Currency (U.S.$) Loans				
Outstanding	5,857	6,482	–	–
Undisbursed	–	–	–	–
Countercyclical Support Facility (CSF)				
Outstanding	2,500	2,000	–	–
Undisbursed	–	500	–	–
Local Currency Loans				
Outstanding	–	–	647	578
Undisbursed	151	–	726	314
Others				
Outstanding	16	19	5	12
Undisbursed	–	–	–	–
Total				
Outstanding	43,567	39,754	2,366	1,978
Undisbursed [b]	22,902	21,324	1,675	1,554

– = Nil.

[a] Includes lending without sovereign guarantee to state-owned enterprises.

[b] Undisbursed balances include undisbursed effective loans and loans approved but not yet effective.

Note: Figures may not add up due to rounding.

Financial Terms of Loans

Currently Available Financial Terms

LBL window: ADB offers loans denominated in euros, yen or U.S. dollars. Since November 2006, ADB has been authorized to offer additional loan currencies to borrowers from time to time. Initially, the loans bear a floating interest rate. Borrowers may direct ADB to automatically implement a series of interest rate fixings either by period or by amount. With a floating interest rate, the lending rate is reset every six months on each interest payment date. The lending rate is the cost base rate plus a contractual spread that is specified in the loan agreement. The cost base rate is equal to LIBOR and is reset every six months.

For sovereign loans negotiated before October 1, 2007, the lending spread is 0.60%. In 2010, the Board of Directors approved, for borrowers of such loans that do not have arrears with ADB, a waiver of 20 basis points off the lending spread for interest periods up to and including December 31, 2011.

In December 2007, the Board of Directors approved an effective contractual spread of 0.20% for all sovereign loans negotiated on or after October 1, 2007. No waiver mechanism applies for such loans.

On April 12, 2010, the Board of Directors approved an effective contractual spread of 0.30% for all sovereign loans negotiated from July 1, 2010 up to and including June 30, 2011, and an effective contractual spread of 0.40% for all sovereign loans negotiated on or after July 1, 2011. No waiver mechanism applies for such loans.

The lending spread for nonsovereign loans reflects, among other considerations, the credit risk of the specific project and borrower and is determined on a case-by-case basis by the Investment Committee.

A commitment fee is levied on the undisbursed balance of effective sovereign loans, beginning 60 days after execution of the applicable loan agreement. For project loans signed or negotiated on or before January 1, 2007, the commitment fee is 0.75% per annum and accrues on the following increasing portions of the total loan amount (less cumulative disbursements): 15% in the first year, 45% in the second year, 85% in the third year, and 100% thereafter. For project loans negotiated after January 1, 2007 and before October 1, 2007, a single-rate commitment fee of 0.35% per annum applies. For program loans negotiated during the same period, the commitment fee is 0.75% per annum.

In 2010 the Board of Directors approved for borrowers of sovereign loans that do not have arrears with ADB a waiver of (i) 0.10% per annum of the commitment fee for project loans negotiated after January 1, 2007 and before October 1, 2007 and (ii) 0.50% per annum of the commitment fee for all program loans negotiated before October 1, 2007. The waiver of the commitment fee will be applicable with respect to all interest periods up to and including December 31, 2011.

In December 2007, the Board of Directors approved the reduction of the commitment charge from 0.35% for project loans and from 0.75% for program loans to 0.15% for both project and program loans negotiated on or after October 1, 2007. No waiver mechanism applies for such loans.

For nonsovereign loans, the commitment fee is negotiated between ADB and the borrower for each individual loan.

For sovereign loans negotiated before October 1, 2007, a front-end fee of 1% is charged on sovereign loans, with the borrowers being given the option to capitalize the fee. In December 2007, the Board of Directors approved the elimination of front-end fees for sovereign loans negotiated on or after October 1, 2007.

ADB also charges a market-based front-end fee on nonsovereign loans to cover the administrative costs incurred in loan origination. Front-end fees are typically in the range of 1.0% to 1.5% depending on the transaction.

Rebates and surcharges are standard features of sovereign LBLs. To maintain the principle of cost pass-through pricing policy, ADB may recover from or return to its sovereign borrowers the difference between its actual funding costs and LIBOR through a surcharge or rebate. ADB's funding cost margins are reset on January 1 and July 1 every year and are based on the actual average funding cost margin above or below LIBOR in the applicable currency for the preceding 6 months. The rebates or surcharges are passed on to the borrowers by incorporating them into the interest rate for the succeeding interest period. ADB returned an actual sub-LIBOR funding cost margin of $85.4 million to its LBL sovereign borrowers in 2010 ($82.2 million in 2009) based on the rebate rates.

Table 7: Funding Cost Margin
(% per annum)

	LIBOR-based Loans	
	U.S. dollar	yen
January 1, 2010	(0.28)	(0.28)
July 1, 2010	(0.26)	(0.27)

( ) = Negative.

LCL window: ADB prices its LCL product according to transparent pricing principles. The cost base rate depends on whether financing in a local currency is based on back-to-back funding or the pool-based approach. For back-to-back funding, the cost base rate comprises ADB's cost of a funding transaction undertaken to finance a specific loan. For a pool-based funding approach, the cost base rate is based on a local floating rate benchmark. All LCLs initially have a floating rate until the borrower requests a fixed rate. For a floating rate loan, the lending rate will change based on the underlying local currency benchmark. For fixed rate loans, the lending rate will be based on the swap equivalent of ADB's cost base rate as of the rate fixing date that corresponds to the maturity and amortization schedule of the disbursement. Rate fixings are subject to ADB being able to enter into appropriate hedging transactions in the local market.

The lending spread follows similar principles to those applied to ADB's LBL product. The effective contractual spread of 0.30% approved by the Board of Directors on April 12, 2010 for sovereign LBLs negotiated from July 1, 2010 up to and including June 30, 2011 also applies to LCLs negotiated from July 1, 2010 up to and including June 30, 2011 that are guaranteed by sovereigns, and the effective contractual spread of 0.40% for all sovereign LBLs negotiated on or after July 1, 2011 also applies to LCLs negotiated on or after July 1, 2011 that are guaranteed by sovereigns. For non-guaranteed LCLs, risk-based pricing is used to determine the lending spread, which is negotiated separately for each loan. In determining the lending spread for these loans, security arrangements, market-based pricing levels, and credit risk factors for each specific loan, among others, must be considered.

Front-end fees and commitment charges are handled similarly to the LBL product. All LCLs negotiated on or after October 1, 2007 that are guaranteed by sovereigns will not be charged front-end fees, and commitment charges for undisbursed amounts on such loans will be 0.15%. For non-guaranteed loans, the front-end fee will vary from case to case, typically ranging from 1.0% to 1.5% of the loan amount, or less if the overall project return justifies it. For non-guaranteed loans, the commitment fee is loan-specific, typically in a range of 0.50% to 0.75% per annum on the undisbursed loan balances.

Borrowers are allowed to prepay all or part of the disbursed and outstanding balance of a LCL during the life of the loan. However, prepayment charges will apply based on the costs, if any, that ADB incurs as a result of the prepayment for the remainder of the term of the prepaid loan. Borrowers are allowed to cancel all or part of the undisbursed balance at any time. No cancellation charge applies if ADB follows a pool-based funding approach. A cancellation charge may apply for back-to-back funding to compensate ADB for any costs incurred as a result of the cancellation.

Rebates and surcharges apply to sovereign guaranteed LCLs that are funded under the pool-based approach. This principle is identical to the pricing approach for ADB's LBL product, and upholds the principle of automatic cost pass-through pricing. The approved simplification mechanism for rebates and surcharges for LBLs in November 2006 is also applicable to LCLs.

Under the LCL window, borrowers have the option to change the interest basis of a local currency loan at any time during the life of the loan by requesting an interest rate conversion to fix or unfix their interest rate, subject to relevant swap market opportunities available to ADB in the local market. The terms and conditions that ADB can achieve by executing the necessary hedging transactions are passed on to the borrower, plus a transaction fee of 0.0625%, which is identical to the fee charged for these transactions under the LBL policy, except for the first series of interest rate conversions for which no fee is charged.

Previously Available Financial Terms

PSCL lending windows: The lending rates for the PSCL yen and PSCL U.S. dollar are determined on the basis of ADB's average cost of borrowings for the previous six months plus a lending spread, which is the same as the lending spread applicable to sovereign LBLs negotiated before October 1, 2007. ADB's pool-based variable lending rates for the years 2010 and 2009 are shown in *Table 8.*

Table 8: Pool-based Lending Rates[a]
(% per annum)

	2010	2009	PSCLs
January 1	1.62	1.92	yen
	4.14	5.03	U.S. dollar
July 1	1.62	1.90	yen
	3.83	4.57	U.S. dollar

[a] Lending rates are set on January 1 and July 1 every year, are valid for 6-month periods and are represented net of the 20 basis points lending spread waiver.

In November 2006, the Board of Directors approved an option for all PSCL borrowers to convert their outstanding loan balances under PSCLs to LBLs at prevailing market rates at the time of conversion.

MBL lending window: The interest rates on MBLs are either fixed or floating. The lending rates for MBLs are determined on the basis of 6-month LIBOR with reset dates of either March 15 and September 15 or June 15 and December 15 plus a lending spread. The lending spread for MBLs to financial intermediaries in the public sector is the same as that applicable to pool-based public sector loans. For private enterprises, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to particular borrowers and

projects. A front-end fee of about 1.0% to 1.5% of the loan amount and a commitment fee of about 0.50% to 0.75% per year on the undisbursed balance are typically charged on MBLs.

Debt Management Products

The Board of Directors approved in November 2006 the introduction of debt management products to members and entities fully guaranteed by members in relation to their third-party liabilities. In offering debt management products for third-party liabilities, ADB is able to contribute to the economic development of its developing member countries by allowing members or guaranteed entities to improve debt management, thereby potentially reducing economic volatility, reducing borrowing costs, improving access to capital markets, and freeing up scarce financial resources for economic development.

Debt management products offered by ADB include currency swaps, including local currency swaps, and interest rate swaps. While currency swaps include the possibility of members or guaranteed entities transforming a foreign currency liability into a local currency liability, the reverse transformation of a local currency liability into a foreign currency liability is not offered.

Equity Investments

ADB provides assistance in the form of equity investments, in addition to loans without government guarantees, and other financing schemes. The Charter allows the use of ordinary capital resources for equity investments in an amount up to 10% of ADB's unimpaired paid-in capital together with reserves and surplus, exclusive of special reserves. The total equity investment portfolio – for both outstanding and undisbursed approved equity investments – amounted to $1,186.7 million at December 31, 2010 ($1,046.0 million at December 31, 2009). This represented about 79.0% of the ceiling defined by the Charter.

In 2010, eight equity investments totaling $243.0 million were approved, as compared with five equity investments totaling $220.0 million in 2009. In 2010, ADB disbursed a total of $192.6 million in equity investments, a 228.1% increase from $58.7 million disbursed in 2009, and received a total amount of $111.3 million from capital distributions and divestments, whether in full or in part, in 30 projects. The divestments were carried out in a manner consistent with good business practices, after ADB's development role in its investments had been fulfilled, and without destabilizing the companies concerned.

For additional information on Equity Investments, see *Appendix VIII* of the *Financial Statements, Note G.*

Guarantees

To catalyze capital flows into and within its developing member countries for eligible projects, ADB extends guarantees for eligible projects which enable financing partners to transfer certain risks that they cannot easily absorb or manage on their own to ADB. ADB's guarantees support infrastructure projects, financial institutions, capital market investors and trade financiers, and cover a wide variety of debt instruments. Guarantees may provide either comprehensive (financial risk) or limited coverage, including political risk.

Guarantees can be provided when ADB has a direct or indirect participation in a project or related sector, through a loan, equity investment or technical assistance. Guarantee tenors are based on the requirements of the underlying project and are callable when a guaranteed event has occurred. Guarantee fees vary depending on whether ADB benefits from a sovereign counterindemnity or not. Guarantees with a sovereign counterindemnity are priced equivalent to ADB's sovereign lending spread; without a sovereign counterindemnity, they are market priced. If a counterindemnity is partial (that is, it covers only selected risks, amounts, or periods), the final price blends the price applicable for the respective parts. ADB may charge or pay administrative and other fees that are specific to the processing and implementation of a credit enhancement product, consistent with industry practice.

Guarantees can cover many forms of debt instruments, including but not limited to (i) senior, subordinated, mezzanine and convertible debt; (ii) project or limited recourse financing; (iii) tier 2 capital raised by banks; (iv) shareholder loans; (v) capital market debt instruments; (vi) performance, bid, advance payment and other payment bonds; (vii) letters of credit, promissory notes, bills of exchange or other forms of trade finance instruments; and (viii) other forms of scheduled or contingent liability that constitute debt. Equity instruments are ineligible for guarantee coverage.

Guarantees generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after December 31, 2002 in accordance with ASC 460, *Guarantees,* ADB recognized at the inception of a guarantee the non-contingent aspect of its obligations. ADB's total exposure on signed and effective loan guarantees is disclosed in *Appendix VIII* of the *Financial Statements, Note F.*

ADB offers two primary guarantee products – a political risk guarantee and a credit guarantee – both designed to mitigate risk exposure of financing partners.

Political risk guarantee: ADB's political risk guarantee is designed to facilitate cofinancing by providing financing partners with coverage against specifically defined political risks. Coverage is available against any combination of the risks of expropriation, currency inconvertibility or non-transferability, political violence, breach of contract, and other events arising from political causes. All or part of the outstanding debt service obligations to a financing partner may be covered. The cover may be for principal and/or interest payment obligations.

Credit guarantee: The credit guarantee (CG) of ADB is designed to cover all events of nonpayment of the guaranteed obligation. It can cover up to 100% of the principal and/or interest owed under a debt instrument. CG cover is particularly useful for projects in developing member countries with restricted access to financial markets, but which ADB considers creditworthy and financially sound. CGs can cover local currency debt, including domestic bond issues or long-term loans from local financial institutions.

In 2010, ADB approved five new guarantees amounting to $982.3 milllion (one guarantee amounting to $325.0 million in 2009).

ADB's exposure on guarantees as of December 31, 2010 and December 31, 2009 is shown in *Table 9.*

Table 9: Outstanding Guarantee Exposure
as of December 31
(in millions of U.S. dollars)

	2010 Outstanding Amount	2009 Outstanding Amount
Credit Guarantees	1,836	1,451
Political Risk Guarantees	132	147
Others	1	1
Total	1,969	1,599

Syndications

Syndications enable ADB to transfer some or all of the risk associated with its direct loans and guarantees to its financing partners, thereby reducing its credit exposure. Syndications, including fronting, 'reinsurance' and sell-down arrangements, are used by ADB to mitigate and diversify the risk profile of its nonsovereign portfolio.

Syndications can occur before financial close or during the tenor of the underlying debt depending on market conditions, the status of the associated project, and the need for ADB to adjust its portfolio from time to time. Syndications enable appropriate balancing of ADB's risk exposures and may be arranged on an individual, portfolio, or any other basis consistent with industry practices. Under a fronting or 'reinsurance' arrangement, ADB shares any associated recovery under the ADB loan with financing partners participating in the syndication, while under a 'reinsurance' arrangement ADB assumes counterparty risk on the financing partner should it fail to meet its obligation to indemnify ADB. In 2010, $320.0 million for syndications through B-loans was provided for three projects ($276.2 million for three projects in 2009).

FUNDING RESOURCES

ADB's ordinary operations are financed from ADB's ordinary capital resources, which consist primarily of its subscribed capital stock, proceeds from its borrowings, and funds derived from its ordinary operations.

Capital

In April 2009, the Board of Governors adopted Resolution No. 336 which provides for a fifth general capital increase (GCI V) in ADB's authorized capital stock and subscriptions of an additional 7,092,622 shares by ADB's members. As of December 31, 2010, ADB received subscriptions from 56 out of 67 members totaling $70.0 billion, representing 82% of the shares authorized under GCI V. After the year-end, four additional members' subscriptions totaling $0.6 billion became effective, bringing the subscriptions to 82.5% of the shares. On January 26, 2011, the Board of Directors approved an extension of the GCI V subscription period until June 30, 2011.

The total authorized capital of ADB is 10,638,933 shares valued at $163,842.8 million as of December 31, 2010. Subscribed capital as of December 31, 2010 is 9,347,201 shares valued at $143,949.7 million. Of the subscribed capital as of December 31, 2010, $4,329.9[4] million was

[4] Received in the form of cash and promissory notes.

paid-in, $3,084.7 million represented "paid-in" shares for which installments were not yet due and $136,535.1 million was callable.

The Charter contains provisions under which a member is required to pay to ADB additional amounts of its currency to maintain the value of ADB's holdings in such currency (except those derived from borrowings and from contributions to Special Funds) and ADB is required to pay to members amounts of their currencies necessary to adjust such value, in order to restore such value to the amount of the member's paid-in capital. However, pending a decision on the denomination and valuation of ADB's capital, ADB has suspended the implementation of these provisions (see *Appendix VIII* of the *Financial Statements, Note K*).

Equity

Total shareholders' equity on a statutory reporting basis increased from $15,176.1 million as of December 31, 2009 to $15,878.5 million as of December 31, 2010. This was due primarily to the net effect of changes in the special drawing rights (SDR) value of capital and reserves of $166.7 million, increase in paid-in capital for the installment payments received amounting to $384.5 million, and increase in net income for the year of $651.2 million. These increases were offset mainly by a net decrease in other comprehensive income of $95.7 million, allocations to the Special Funds totaling $180 million ($120 million to the Asian Development Fund, $40 million to the Technical Assistance Special Fund, $10 million to the Regional Cooperation and Integration Fund, and $10 million to the Climate Change Fund) promissory notes received for capital subscriptions of $198.9 million and other adjustments amounting to $25.4 million.

Paid-in Capital

As of December 31, 2010, 97.0% of the total paid-in capital of ADB was paid or payable in gold or convertible currencies, and 3.0% in the currencies of members with non-convertible currencies.

ADB's paid-in capital may be freely used in its ordinary operations, except that developing member countries have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and intended for use in their respective territories. Paid-in capital aggregating $3.3 million was restricted as of December 31, 2010 (see *Appendix VIII* of the *Financial Statements, Note C*).

The Charter authorizes the Board of Governors, by a vote of two-thirds of the total number of Governors representing at least three-quarters of the total voting power of the members, to set aside to Special Funds up to 10% of ADB's unimpaired capital paid-in by members (see *Special Operations*). As of December 31, 2010, a total of $74 million (1.0% of unimpaired paid-in capital) had been set aside and transferred to the Asian Development Fund, one of ADB's Special Funds.

Callable Capital

The callable portion of subscriptions to ADB's capital stock is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. Callable capital consequently may not be called for use in ADB's lending operations.

In the event of a capital call, payment may be made at the option of the member in gold, in convertible currency or in the currency required to discharge the obligations of ADB for the purpose for which the call is made.

No call has ever been made on ADB's callable capital. Calls on the callable portion of subscriptions are required to be uniform in percentage on all callable shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such calls would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet ADB's obligations. No member could be required, however, to pay a total amount greater than the unpaid balance of the callable portion of its subscription to ADB's capital stock.

As of December 31, 2010, 23 ADB members holding 60.4% of the total subscribed capital of ADB and 55.2% of the total voting power were also members of the OECD. Presented in *Table 10* is the capital subscription of such OECD members. These OECD members' total callable capital was equivalent to 171.2% of ADB's outstanding borrowings after swaps at December 31, 2010.

Table 10: Capital Subscription of OECD Members
(in millions of U.S. dollars)

	Subscribed Capital	Callable Capital
Japan	25,513	24,237
Australia	9,459	8,986
Canada	8,551	8,124
United States	8,504	7,909
Korea, Republic of	8,235	7,823
Germany	7,072	6,718
France	3,805	3,615
United Kingdom	3,339	3,172
Italy	2,955	2,807
New Zealand	2,511	2,385
Netherlands	1,677	1,593
Austria	556	528
Belgium	556	528
Denmark	556	528
Finland	556	528
Luxembourg	556	528
Norway	556	528
Spain	556	528
Sweden	556	528
Switzerland	318	296
Ireland	185	172
Portugal	185	172
Turkey	185	172
Total	86,944	82,408

Note: Figures may not add up due to rounding.

The capital subscription of all ADB members is shown in *Appendix VII* of the *Financial Statements.*

ADB's capital stock and reserves as of December 31, 2010 are shown in *Table 11.* Further information on capital stock such as valuation of capital stock, maintenance of value of currency holdings and membership is contained in *Appendix VIII* of the *Financial Statements, Notes B* and *K.*

Table 11: Ordinary Capital Stock and Reserves
(in millions of U.S. dollars)

	December 31, 2010
Subscribed	143,950
Less: Callable capital subscribed	136,535
Paid-in capital subscribed	7,415
Less: Other adjustments [a]	3,159
	4,256
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital, Net notional amounts required to maintain value of currency holdings, Reserves and Accumulated Net Income and Other Comprehensive Income [b]	11,623
Total Capital Stock, Reserves, Surplus and Accumulated Net Income and Other Comprehensive Income	15,879

[a] Comprises $74 million capital transferred to the Asian Development Fund and $3,085 million of paid-in capital subscribed but not yet due (see *Appendix VIII* of the *Financial Statements, Note K*).
[b] For a description of reserves, see *Appendix VIII* of the *Financial Statements, Note L.*

Borrowings

General Borrowing Policies

Under the Charter, ADB may borrow only with the approval of the country in whose market ADB's obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries and the availability of funds in such other countries, giving due regard to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

ADB's borrowing policy approved in December 2008 limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus). Based on such policy, the sum of such capital and reserves as of December 31, 2010 was $93,524.8 million ($46,914.9 million in 2009). The aggregate of ADB's gross outstanding borrowings of $48,612.9 million as of December 31, 2010 ($41,127.0 million as of December 31, 2009) was equivalent to 52.0% (87.7% in 2009) of such ceiling.

Funding Operations

ADB has borrowed in the capital markets of Australia; Austria; Belgium; Canada; People's Republic of China; Germany; Hong Kong, China; India; Italy; Japan; Republic of Korea; Kuwait; Luxembourg; Malaysia; Netherlands; Philippines; Saudi Arabia; Singapore; Switzerland; Taipei,China; Thailand; the United Arab Emirates; the United Kingdom; and the United States, as well as in international capital markets, from certain members and their central banks, and from commercial banks. ADB expects to continue to raise funds for its

ordinary operations through the issue and sale of debt obligations in national and international capital markets (including by means of private placements) and from official sources, as conditions permit. In addition, ADB undertakes bridge financing transactions under its $8 billion Euro-commercial Paper Programme to afford greater flexibility in the timing of its long-term borrowings. A summary of ADB's outstanding borrowings as of December 31, 2010 is set forth in *Appendix VI* of the *Financial Statements.*

ADB's primary borrowing objective is to ensure the availability of funds for its operations at the most stable and lowest possible cost. Subject to this objective, ADB seeks to diversify its funding sources across markets, instruments, and maturities. In 2010, ADB continued its strategy of issuing liquid benchmark bonds to maintain its strong presence in key currency bond markets, and raising funds through opportunistic financing and private placements, such as retail-targeted transactions and structured notes, which provide ADB with cost-efficient funding levels.

In 2010, ADB completed 92 borrowing transactions raising about $14.9 billion in long- and medium-term funds, as compared with $10.4 billion in 2009. The new borrowings were raised in nine currencies: Australian dollar, Brazilian real, yuan, Mexican peso, New Zealand dollar, South African rand, Swiss franc, Turkish lira, and U.S. dollar. A total $14.4 billion, or 96.1%, of the 2010 borrowings were swapped into U.S. dollars, and the remaining $0.5 billion, or 3.9%, were in yen (2.7%) and yuan (1.2%). The average maturity of ADB's 2010 borrowings was 4.9 years, as compared with 3.8 years in 2009. Of the total 2010 borrowings, $10.7 billion was raised through 20 public offerings including two global benchmark bond issues in U.S. dollar amounting to $5.5 billion, and a local currency bond issue. The remaining $4.2 billion was raised through 72 private placements. In addition, ADB raised $30.0 million in short-term funds under its Euro Commercial Paper Programme to enhance its presence in the market and to meet temporary cash needs. *Table 12* shows details of 2010 borrowings compared with borrowings in 2009.

Table 12: Borrowings
(in millions of U.S. dollars, unless otherwise specified)

	2010	2009
Medium- and Long-Term Borrowings		
Total Principal Amount	14,940	10,359
Average Maturity to First Call (years)	4.9	3.8
Average Final Maturity (years)	6.1	5.2
Number of Transactions		
Public Offerings	20	9
Private Placements	72	35
Number of Currencies (before swaps)		
Public Offerings	6	4
Private Placements	7	4
Short-Term Borrowings[a]		
Total Principal Amount[b]	30	340
Number of Transactions	1	4
Number of Currencies	1	1

[a] All euro-commercial paper.
[b] At year-end, the outstanding principal amount was nil in 2010 and 2009.

As of December 31, 2010, the total amount of outstanding borrowings after swaps was $48,121.2 million, as compared to $40,649.0 million in 2009. The average life of ADB's outstanding medium- and long-term borrowings at the end of 2010 and 2009 was 3.8 years and 3.7 years, respectively.

In January 2010, ADB issued its inaugural NZ$225 million ($162 million) 4-year Kauri bonds under a New Zealand Dollar 5 billion Domestic Medium-Term Note Programme. ADB also launched its first thematic bond in March 2010 raising $638 million through two tranches of water bond issues. These bond issues support projects under the Water Financing Program and highlight ADB's efforts to address Asia's water sanitation needs. Following the success of this offering, ADB launched its second thematic bond issue during the third quarter of 2010, issuing about $244 million of clean energy bonds in five tranches. These bonds highlight ADB's efforts in renewable energy and energy efficiency projects in the region, while meeting investor demand for specific thematic bonds.

ADB continued to pursue its objective of contributing to the development of regional bond markets and providing the appropriate local currency funding for its borrowers. In October 2010, ADB successfully launched its maiden CNY1.2 billion bonds in Hong Kong, China. ADB also raised Philippine peso and Thai baht through cost-effective cross-currency swaps.

Use of Derivatives

ADB undertakes currency and interest rate swaps to raise, on a fully hedged basis, currencies needed for its operations in a cost-efficient way while maintaining its borrowing presence in major capital markets. Figures 1 and 2 show the effects of swaps on the currency composition and interest rate structure of ADB's outstanding borrowings as of December 31, 2010. Interest rate swaps are also used for asset and liability management purposes to match the liabilities to the interest rate characteristics of loans.

Figure 1: Effect on Currency Composition
As of December 31, 2010



Currency Composition of Outstanding Borrowings
(Before Swaps)
Other Currencies[a]
38.2%
U.S. dollar
54.5%
yen
7.3%
Currency Composition of Outstanding Borrowings
(After Swaps)
Other Currencies[b]
9.4%
yen
1.6%
U.S. dollar
89.0%

[a] Other currencies include Australian dollar, Brazilian real, Canadian dollar, yuan, euro, Hong Kong dollar, Indian rupee, Kazakhstan tenge, Malaysian ringgit, Mexican peso, New Zealand dollar, Philippine peso, pound sterling, Singapore dollar, South African rand, Swiss franc, Thai baht, and Turkish lira.

[b] Other currencies include yuan, Indian rupee, Kazakhstan tenge, Philippine peso, pound sterling, and Swiss franc.

Figure 2: Effect on Interest Rate Structures
As of December 31, 2010



Interest Rate Structure of Outstanding Borrowings
(Before Swaps)
Variable
6.7%
Fixed
93.3%
Interest Rate Structure of Outstanding Borrowings
(After Swaps)
Fixed
8.9%
Variable
91.1%

LIQUIDITY PORTFOLIO MANAGEMENT

ADB's liquid assets are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions, and, to a limited extent, in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality. In compliance with its Charter, ADB does not convert currencies for investment; investments are made in the same currencies in which they are received. At December 31, 2010, ADB held liquid investments in 21 currencies.

ADB's Authority for Investment of Funds Not Needed in Operations (Investment Authority) governs its investments in liquid assets. The most recent Investment Authority was approved by the Board of Directors in November 2006. The primary objective of the Investment Authority is to ensure the security and liquidity of funds invested. Subject to this objective, ADB seeks to maximize the total return on its investments.

The liquidity policy approved by the Board of Directors in November 2006 requires that the total liquidity ceiling be set at twice the prudential minimum liquidity, discussed below, or 100% of outstanding loans whichever is lower. The total liquidity for all portfolios (described below) marked for ordinary capital resources operations, in the aggregate, should not exceed this limit without prior authorization from the Board of Directors.

The overriding objective of ADB's liquidity policy is to enable ADB to (i) obtain the most cost-efficient funding under both normal and stress situations and (ii) optimally manage liquidity in order to achieve its development mission of fighting poverty in the region. At the same time, the liquidity policy should follow sound banking principles in supporting and sustaining ADB's superior financial strength and in this regard, the liquidity policy is integral to ADB's financial and risk management policy framework.

Prudential Liquidity Portfolio

The main objective of the prudential liquidity portfolio (PLP) is to maintain (i) a prudential minimum liquidity (funded with equity and debt, if needed) and (ii) liquidity in excess of prudential minimum liquidity (funded with equity) as driven by net cash requirements, asset liability management and liquidity policy decisions.

The PLP is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio is funded by equity, and performance is measured against external benchmarks with an average duration of about 2.6 years.

Discretionary Liquidity Portfolio

The discretionary liquidity portfolio is funded by debt. The main purpose and objective of the discretionary liquidity portfolio is to provide flexibility in executing ADB's funding program over the short- to medium-term, permit borrowing ahead of cash flow needs, be responsive to favorable market conditions, avoid refinancing risk from a concentration of large borrowings and smoothen ADB's presence in the capital markets.

Working Capital Portfolios – Cash Cushion Portfolio and Operational Cash Portfolio

The cash cushion portfolio (CCP) and operational cash portfolio together are used as working capital portfolios to better manage ADB's cash flow needs. The objective of the operational cash portfolio is to manage net cash flow requirements expected over a 1-month horizon. It is funded by equity and invested in short-term highly liquid money market instruments. The portfolio performance is measured against short-term external benchmarks.

The CCP holds the proceeds of ADB's borrowing transactions pending the disbursement of these funds. It is invested in short-term money-market instruments, and the performance is measured against short-term external benchmarks. The CCP also aims at maximizing the spread earned between borrowing costs and investment income.

Year-End Balances of Liquidity Portfolios

The year-end balances of the portfolios in 2010 and 2009, including receivables for securities repurchased under resale arrangements, securities transferred under securities lending arrangements and unsettled trades, and accrued interest is presented in *Table 13*.

Table 13: Year-End Balances and Returns on Liquidity Portfolios

	Year - End Balance[a] (in millions of U.S. dollars)		Annualized Financial Return (%)	
	2010	2009	2010	2009
Prudential liquidity portfolio	12,592	10,302	3.50	3.83
Operational cash portfolio	218	198	0.15	0.13
Cash cushion portfolio	1,933	1,954	0.46	0.87
Discretionary liquidity portfolio	3,091	1,236	0.30[b]	0.34[b]
Others	453	500	1.36	4.14
Total	18,286	14,191		

[a] The composition portfolio may shift from one year to another as part of ongoing liquidity management.

[b] Spread over funding cost at December 31.

Note: Figures may not add up due to rounding.

FINANCIAL RISK MANAGEMENT

ADB continues to strengthen its Office of Risk Management (ORM) to support the planned growth in ADB's operations.

In carrying out its mission, ADB is exposed to various risks: (i) credit risk, (ii) market risk, (iii) liquidity risk, and (iv) operational risk. In this connection, ORM develops and implements policies and procedures to measure, monitor and control these risks. ADB's risk management governance also includes a Risk Committee which provides high-level oversight of ADB's risks and recommends risk policies and actions to the President and the Audit Committee of the Board of Directors. Management prepares integrated risk reports covering ADB's overall risk profile for the Board of Directors and the Audit Committee.

ADB conducts risk assessments of new nonsovereign transactions, provides independent monitoring following origination, and assumes responsibility for resolving distressed transactions when necessary. ADB also monitors its market and treasury risks, such as the credit quality of counterparties, interest rate risk, and foreign exchange risk. Finally, ADB monitors limits and concentrations, sets aside loan loss reserves, establishes loan loss provisions including collective provision requirements, and assesses its capital adequacy.

Credit Risk

Credit risk is the risk of loss that could result if a borrower or counterparty defaults or if its creditworthiness deteriorates. This includes concentration risk, which arises when a high proportion of the portfolio is allocated to a specific country, industry sector, obligor, type of instrument, or individual transaction and equity risk, which is the risk that the value of equity investments may fall or fluctuate.

ADB assigns a risk rating to each loan, guarantee and treasury counterparty on an internal scale from 1 to 14 (*Table 14*). For sovereign and treasury counterparties, the external rating is used in assigning the internal rating. For nonsovereign transactions, the rating typically is not higher than that of the sovereign.

Table 14: ADB Internal Risk Rating Scale

ADB Internal Rating Scale	Credit Rating Agency Equivalent	ADB Definitions
1	AAA / Aaa to A / A2	Lowest expectation of credit risk
2	A- / A3	Very low credit risk
3	BBB+ / Baa1	Low credit risk
4	BBB / Baa2	Low credit risk
5	BBB- / Baa3	Low to medium credit risk
6	BB+ / Ba1	Medium credit risk
7	BB / Ba2	Medium credit risk
8	BB- / Ba3	Medium credit risk
9	B+ / B1	Significant credit risk
10	B / B2	Significant credit risk
11	B- / B3	Significant credit risk
12	CCC+ / Caa1	High credit risk
13	CCC / Caa2 to C	Very high credit risk
14	D	Default

ADB = Asian Development Bank.

ADB is exposed to credit risk in its sovereign, nonsovereign, and treasury activities. The sovereign portfolio includes sovereign debt and guarantees, while the nonsovereign portfolio includes nonsovereign debt and guarantees, publicly traded equity and private equity. The treasury portfolio includes fixed-income securities, cash and cash equivalents, and derivatives. *Table 15* details the credit risk exposure and weighted average risk rating for each asset class. These figures are gross of collateral, other credit enhancements, and impairment provisions. Overall, aggregate credit risk improved one notch from 4.7 (BBB-) in 2009 to 4.4 (BBB) in 2010 as the global economy stabilized.

Table 15: Exposure to Credit Risk
As of December 31
(in millions of U.S. dollars, unless otherwise specified)

	2010		2009	
Item	**Exposure**	**Rating**	**Exposure**	**Rating**
Sovereign operations (debt and guarantee)	44,424.2	5.7 / BB+	40,488.1	6.0 / BB+
Nonsovereign operations	4,416.3		3,363.9	
a. Debt and guarantee	3,138.6	7.1 / BB	2,479.5	7.4 / BB
b. Publicly traded equity	491.6	n/a	461.6	n/a
c. Private equity	786.1	n/a	422.9	n/a
Treasury	20,486.5	1.0 / AA+	16,092.1	1.0 / AA+
a. Fixed Income	15,472.2	1.0 / AA+	12,461.9	1.0 / AA+
b. Cash Instruments	3,916.3	1.0 / AA	2,701.8	1.0 / AA-
c. Derivatives	1,098.0	1.0 / AA-	928.4	1.0 / AA-
Aggregate Exposure	**69,327.0**	**4.4 / BBB**	**59,944.1**	**4.7 / BBB-**

n/a = not applicable.
Note: Figures may not add up due to rounding.

Credit Risk in the Sovereign Portfolio

Sovereign credit risk is the risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB manages its sovereign credit risk through the provision of loan loss reserves and maintenance of conservative equity levels. ADB has not experienced any loan loss from sovereign operations. When countries have delayed payments, they have generally returned their loans to accrual status and ADB has never had to write off a sovereign loan funded from ordinary capital resources.

ADB charges provisions against income for a specific transaction if it is considered impaired. In addition, ADB also appropriates loan loss reserves in the equity section of its balance sheet for the average loss that ADB could incur in the course of lending. The provisions are based on projections of future repayment capacity. The loan loss reserve is based on the historical default experience of sovereign borrowers to multilateral development banks. The sum of the provisions and loan loss reserve represents ADB's expected loss for sovereign operations. The 2010 results are discussed below.

Sovereign credit quality: The weighted average risk rating of the sovereign credit portfolio improved from 6.0 (BB+) in 2009 to 5.7 (BB+) in 2010 because of improving sovereign credit conditions in many of ADB's developing member countries (*Figure 3*). Refer to *Appendix VIII* of the *Financial Statements, Note E* for additional information.

Figure 3: Sovereign Exposure by Credit Quality
As of December 31, 2010 and 2009


2010
High
credit risk
0.0%
Low
credit risk
44.9%
Medium
credit risk
55.1%
2009
High
credit risk
0.1%
Low
credit risk
43.4%
Medium
credit risk
56.5%

0.0 = % is less than 0.05, Low credit risk = exposures with risk rating 1–5, Medium credit risk = exposures with risk rating 6–11, High credit risk = exposures with risk rating 12–14.

Sovereign concentrations: Because Asia's population is concentrated in a few countries, ADB assumes higher concentration risk to the most populous countries to fulfill its development mandate. The three largest borrowers—the People's Republic of China, Indonesia, and India—represented 65.6% of ADB's sovereign operations portfolio (*Table 16*).

Table 16: Sovereign Country Exposure
As of December 31

	2010		2009	
Country	$ million	%	$ million	%
People's Republic of China	10,462.6	23.6	9,409.5	23.2
Indonesia	9,887.8	22.3	9,679.9	23.9
India	8,736.2	19.7	7,299.3	18.0
Philippines	5,465.0	12.3	5,452.0	13.5
Pakistan	5,089.1	11.5	4,658.5	11.5
Others	4,783.5	10.8	3,988.8	9.9

Expected loss: Improvements in credit quality offset increases in expected loss from portfolio growth, reducing the expected loss for the sovereign portfolio from $193.1 million in 2009 to $164.2 million in 2010 (*Table 17*).

Table 17: Sovereign Portfolio Expected Loss
As of December 31

	2010		2009	
Item	$ million	% of SO portfolio	$ million	% of SO portfolio
Provision for Loan Losses	–	–	2.7	0.0
Loan Loss Reserve Requirement[a]	164.2	0.4	190.3	0.5
Expected Loss	164.2	0.4	193.1	0.5

– = nil, SO = Sovereign operations, 0.0 = % less than 0.05.
[a] The loan loss reserve requirement is subject to Board of Governors' approval during the annual meeting in May 2011.
Note: Figures may not add up due to rounding.

Credit and Equity Risk in the Nonsovereign Portfolio

Nonsovereign credit risk is the risk that a borrower will default on its loan or guarantee obligations where ADB does not have recourse to a sovereign entity. ADB's nonsovereign credit risk is considered more significant because of the uncertain economic environments in some of ADB's markets. In addition, ADB's exposure is concentrated in the infrastructure and finance sectors because these are central to the economic development of the region. ADB employs various policy-based measures to manage these risks.

The Risk Committee oversees risks in the nonsovereign portfolio. The Risk Committee, chaired by the Managing Director General, monitors aggregate portfolio risks and individual transactions whose creditworthiness has deteriorated. The Risk Committee also approves or endorses policy changes in the management of the portfolio's risks and approves provisions for impaired transactions. Separately, the Investment Committee, chaired by a Vice-President, reviews all new nonsovereign transactions for creditworthiness and sets their pricing and terms.

ADB manages its nonsovereign credit risk through the ORM which independently assesses all new transactions at the concept clearance stage and before final approval. Following approval, all exposures are reviewed at least annually; more frequent reviews are performed for those transactions that are more vulnerable to default or have defaulted. In each review, ADB assesses whether the risk profile has changed, takes necessary actions to mitigate risks, either confirms or adjusts the risk rating, and updates its valuation of equity investments. ADB will provide specific provisions when necessary in accordance with its provisioning policy. To manage restructurings and recoveries, investments that are considered in jeopardy may be transferred to ADB's corporate recovery unit.

Equity investments are also managed under the nonsovereign portfolio. For publicly traded equities, ADB values the investment quarterly. For direct private equity investments, ADB estimates the fair value at least annually. For private equity funds, ADB validates the fund's reported net asset value at least annually. ADB's Charter limits equity investments to 10% of unimpaired paid-in capital, reserves, and surplus less special reserves. Additionally for risk management purposes, private equity funds are limited to 5% of this sum.

ADB recognizes specific provisions through charges to net income for known or probable losses in loans or guarantee transactions, and creates collective provisions also through charges to net income for unidentified losses in the loan portfolio that are likely to exist in disbursed credit transactions rated below investment grade. In addition, ADB establishes a loan loss reserve in the equity section of its balance sheet for the average loss that ADB would expect to incur with respect to credit transactions rated investment grade and for the undisbursed portions of credit transactions rated worse than investment grade. Specific provisions are based on projections of future repayment capacity. The collective provision and loan loss reserve are based on historical default data from Moody's Investors Service that is mapped to ADB's portfolio. ADB annually tests whether this external data reasonably corresponds to ADB's actual loss experience and may adjust estimates on the basis of this back testing. The sum of the specific provision, collective provision, and loan loss reserve represents ADB's expected loss for nonsovereign operations. In 2010, ADB created, through charges to income, $40,390 million of provisions. After loan write offs and reversals of provisions during the year, as of December 31, 2010, ADB had $42,505 million of accumulated provisions for its nonsovereign portfolio on its balance sheet, $9,152 million of which were specific provisions for individual loans and

guarantees and $33,353 million of which were collective provisions. In addition, ADB had $35.9 million of loan loss reserves in the equity section of its balance sheet with respect to its nonsovereign exposure.

ADB uses limits for countries, industry sectors, corporate groups, obligors and individual transactions to manage concentration risk in its nonsovereign portfolio.

Nonsovereign loan and guarantee portfolio: ADB assigns a risk rating to each nonsovereign loan and guarantee. During 2010, ADB's weighted average risk rating improved from 7.4 (BB) to 7.1 (BB). The improvement was mainly driven by ADB's efforts in restructuring loans as well as an improving economic climate (*Figure 4*) (refer to *Appendix VIII* of the *Financial Statements*, *Note E* for additional information).

Figure 4: Nonsovereign Exposure by Credit Quality
As of December 31, 2010 and 2009


2010
High credit risk 9.4%
Low credit risk 29.0%
Medium credit risk 61.7%
2009
High credit risk 17.8%
Low credit risk 31.7%
Medium credit risk 50.5%

Low credit risk = exposures with risk rating 1–5, Medium credit risk = exposures with risk rating 6–11, High credit risk = exposures with risk rating 12–14.

Publicly traded equity portfolio: The value of ADB's publicly traded equity portfolio totaled $491.6 million, a 4.7% increase from $461.6 million in 2009.

Private equity portfolio: The private equity portfolio has two components: (i) direct equity investments, where ADB owns shares in investee companies; and (ii) private equity funds, where ADB has partial ownership of a private equity fund, managed by a fund manager, which takes equity stakes in investee companies.

Nonsovereign concentrations: In 2010, Viet Nam became the third largest nonsovereign country exposure, surpassing the Philippines, because of increased lending to banks under ADB's Trade Finance Program. As a result, the three largest nonsovereign country exposures as of December 31, 2010 were the People's Republic of China (23.9% of total nonsovereign country exposure), India (15.6%), and Viet Nam (9.0%). Their combined exposure increased from 46.8% in 2009 to 48.5% in 2010 (*Table 18*). All country exposures complied with ADB's credit limits.

Table 18: Nonsovereign Country Exposure
As of December 31

	2010		2009	
Country	**$ million**	**%**	**$ million**	**%**
People's Republic of China	1,058.5	23.9	796.1	23.7
India	690.5	15.6	553.3	16.5
Viet Nam	396.1	9.0	221.3	6.6
Philippines	326.7	7.4	256.0	7.6
Pakistan	293.6	6.6	165.7	4.9
Others	1,650.9	37.4	1,371.5	40.8

Note: Percentages may not sum precisely to 100% due to rounding.

The nonsovereign portfolio is dominated by energy and finance (*Table 19*). ADB maintains higher exposures to these sectors because of the importance of infrastructure and the finance sector to economic development. To mitigate sector concentration, ADB conducts additional monitoring of and reporting on these sectors and employs specialists in these areas.

Table 19: Nonsovereign Sector Exposure
As of December 31

	2010		2009	
Sector	**$ million**	**%**	**$ million**	**%**
Energy	1,966.3	44.5	1,618.9	48.1
Finance	1,682.0	38.1	1,133.2	33.7
Investment Funds	355.0	8.0	291.5	8.7
Others	413.1	9.3	320.3	9.5

Note: Percentages may not sum precisely to 100% due to rounding.

Expected loss: Expected loss in the nonsovereign portfolio decreased in 2010 (*Table 20*). The driver of this decline was the restructuring of transactions that had defaulted in 2009. During 2010, ADB introduced a collective provision for medium- and high-risk credit transactions, and some of ADB's loan loss reserve effectively migrated to this collective provision.

Table 20: Nonsovereign Portfolio Expected Loss
As of December 31

	2010		2009	
Item	**$ million**	**% of NSO portfolio**	**$ million**	**% of NSO portfolio**
Specific Provision for Loan Losses	9.2	0.3	122.3	4.9
Collective Provision for Loan Losses	33.4	1.1	–	–
Loan Loss Reserve Requirement[a]	35.9	1.1	55.6	2.2
Expected Loss	78.4	2.5	177.9	7.2

NSO = Nonsovereign operations.

[a] The loan loss reserve requirement is subject to the Board of Governors' approval during ADB's annual meeting in May 2011.

Note: Figures may not add up due to rounding.

Credit Risk in the Treasury Portfolio

Issuer default and counterparty default are credit risks that affect the treasury portfolio. Issuer default is the risk that a bond issuer will default on its interest or principal payments, while counterparty default is the risk that a counterparty will not meet its contractual obligations to ADB.

To mitigate issuer and counterparty credit risks, ADB only transacts with financially sound institutions with ratings from at least two reputable external rating agencies. Moreover, the treasury portfolio is generally invested in conservative assets, such as money market instruments and government securities. In addition, ADB has established prudent exposure limits for its corporate investments, depository relationships, and other investments.

ADB has strict counterparty eligibility criteria to mitigate counterparty credit risk arising through derivative transactions. In general, ADB will only undertake swap transactions with counterparties that meet the required minimum counterparty credit rating, executed an ISDA master agreement, and signed a credit support annex. Under the credit support annex, derivative positions are marked-to-market daily and the resulting exposures are collateralized by U.S. dollar cash and/or U.S. Treasury securities. ADB also sets exposure limits for individual swap counterparties and monitors these limits against current and potential exposures. ADB enforces daily collateral calls as needed to ensure that counterparties meet their collateral obligations. The 2010 results are discussed below.

The weighted average credit rating for the treasury portfolio remained constant at AA+ in 2010. About 98.9% of the portfolio was rated A or better.

At December 31, 2010, no fixed income instruments, derivatives, or other treasury exposures were past due or impaired, the same as in 2009.

Deposits: ADB deposits funds only in institutions that have a minimum long-term average credit rating of A+ or short-term credit rating of A-1 and P-1. ADB maintains a watch list of institutions that it perceives as potentially riskier based on internal credit risk assessments. Moreover, the size of the deposit is limited by the counterparty's equity and creditworthiness. Generally, depository credit risk is low, and all deposits are with institutions rated A+ or better.

Fixed income: ADB has a conservative policy toward investments in fixed-income securities, and the credit risk associated with this portfolio is consequently low. Sovereign and sovereign-guaranteed securities represent 85.4% of ADB's fixed-income assets. The remainder is invested in asset-backed and mortgage-backed securities that are rated AAA, and corporate bonds that are rated at least A- (*Table 21*). The credit risk of mortgage-backed securities and corporate bonds has generally fallen since 2009 as global economic conditions have improved.

Table 21: Fixed Income Portfolio by Asset Class
As of December 31

	2010		2009	
Item	**$ million**	**%**	**$ million**	**%**
Government	5,672.2	36.7	4,010.0	32.2
Government Guaranteed	4,476.9	28.9	4,778.7	38.3
Government-Sponsored Enterprises and Supranationals	3,067.9	19.8	1,834.7	14.7
Asset-Backed and Mortgage-Backed Securities Rated AAA	934.9	6.0	855.3	6.9
Corporations	1,320.4	8.5	983.1	7.9
Total	**15,472.2**	**100.0**	**12,461.9**	**100.0**

Notes: (i) Figures may not add up due to rounding. (ii) The 2009 figures were revised due to the reclassification of short term government investments to cash and cash equivalents.

Derivatives: Derivative counterparty credit risk is low. All swap counterparties are rated at least A-. The current exposure to counterparties rated A- through A+ is generally fully collateralized, while the uncollateralized exposure to those rated AA- and above is subject to

specified thresholds. ADB maintains a watch list of institutions that it perceives as potentially riskier based on internal credit risk assessments. At the end of 2010, 73% of the marked-to-market exposure was collateralized.

Country exposure: At the end of 2010, treasury credit risk exposure was allocated across 29 countries with the largest exposure in the United States (*Table 22*).

Table 22: Treasury Country Exposure
As of December 31

	2010		2009	
Country	**$ million**	**%**	**$ million**	**%**
United States	6,213.7	30.3	5,123.6	31.8
Japan	4,439.7	21.7	3,107.4	19.3
Australia	2,273.9	11.1	1,951.8	12.1
France	1,490.5	7.3	676.4	4.2
Germany	1,404.8	6.9	1,382.3	8.6
Others	4,663.8	22.8	3,850.6	23.9
Total	**20,486.5**	**100.0**	**16,092.1**	**100.0**

Note: Figures may not add up due to rounding.

Market Risk

Market risk is the risk of loss on financial instruments because of changes in market prices. ADB principally faces three forms of market risk: (i) equity price risk, which was discussed above with the nonsovereign portfolio; (ii) interest rate risk; and (iii) foreign exchange risks. Interest rate risk and foreign exchange risk are discussed in this section.

Interest rate: Interest rate risk in the operations portfolio is hedged by matching the base rate for the borrowers' interest payments to ADB's borrowing expenses. Therefore, the borrower must assume or hedge the risk of fluctuating interest rates whereas ADB's margins remain largely constant.

ADB is primarily exposed to interest rate risk through the treasury portfolio. ADB monitors and manages interest rate risks in the treasury portfolio by employing various quantitative methods. It marks all positions to market, monitors interest rate risk metrics, and employs stress testing and scenario analysis.

ADB uses duration and interest rate value-at-risk (VaR) to measure interest rate risk in the treasury portfolio. Duration is the estimated percentage change in the portfolio's value in response to a 1% parallel change in interest rates. Interest rate VaR is a measure of possible loss at a given confidence level in a given timeframe because of changes in interest rates. ADB uses a 95% confidence level and a 1-year horizon. ADB uses duration and VaR to measure interest rate risk across the treasury portfolio, with particular attention to the PLP, which has a higher duration limit and is therefore the most exposed to interest rate risk.

Foreign exchange: ADB ensures that its operations have minimal exposure to exchange rate risk. In both the operations and treasury portfolios, ADB matches its loans and investments with its funding currencies. Borrowed funds or funds to be invested may only be converted into other currencies if they are fully hedged through cross currency swaps or forward exchange agreements. However, because of its multicurrency operations, ADB is exposed to fluctuations in reported U.S. dollar results due to currency translation adjustments.

The discussion of market risk and 2010 results in this section is limited to the major currencies of the PLP since this portfolio bears the majority of ADB's market risks. The PLP accounts for 69% of ADB's ordinary capital resources while major currencies account for 95% of the PLP. Major currencies include the U.S. dollar, yen, euro, pound sterling, Australian dollar, and Canadian dollar.

Value-at-risk: Interest rate VaR decreased from 3.4% as of December 31, 2009 to 2.5% as of December 31, 2010. This interest rate VaR means that there is a 5% probability that the portfolio will lose more than 2.5% ($303.7 million) of its value over the next year because of fluctuations of interest rates. Aggregate VaR, which includes the potential loss from interest rate and foreign exchange risks, decreased from 5.3% as of December 31, 2009 to 4.1% as of December 31, 2010 as markets have stabilized from the turmoil at the end of 2008. This aggregate VaR means that there is a 5% probability that the portfolio will lose more than 4.1% ($493.4 million) of its value over the next year.

Duration: The interest rate sensitivity of investments of the PLP in major currencies, as reflected in its weighted portfolio duration, increased from 2.3 years as of December 31, 2009 to 2.6 years as of December 31, 2010.

Stress testing: ADB also measures how sensitive the investments of the PLP in major currencies are to interest rate changes. If interest rates were to rise 2%, the portion of the PLP invested in major currencies as of December 31, 2010 would be expected to lose 5.1% ($613.8 million) of its value. The estimated loss is larger than the estimated loss as of December 31, 2009 of 4.2% ($412.9 million) because of the longer duration of the portfolio. ADB also uses scenario analysis to assess how the major currencies of the PLP would respond to significant changes in market factors, such as those that have occurred in the past. Because of the high quality of ADB's investments, scenario analysis as of December 31, 2010 suggests that the treasury portfolio would appreciate during most stressed scenarios as demand for highly rated securities increases.

Liquidity Risk

Liquidity risk can arise if ADB is unable to raise funds to meet its financial and operational commitments. ADB maintains prudential liquidity to safeguard against a liquidity shortfall in case its access to the capital market is temporarily denied. The liquidity levels and cash requirements are monitored on an ongoing basis and reviewed by the Board of Directors quarterly.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems; or from external events. ADB is exposed to many types of operational risk, which it mitigates through sound internal controls. ADB has a rigorous process for approving transactions to minimize errors in the lending function. ADB has also strengthened business continuity, and particularly information technology, to reduce the impact of disruptions.

Capital Adequacy

ADB's most significant risk is the risk of a large portion of its loan portfolio going into default. ADB measures credit risk in terms of both expected and unexpected losses. For expected

losses, ADB holds loan loss reserves and provisions. For unexpected losses, ADB relies on its income-generating capacity and its capital, which is its ultimate protection against unexpected losses that may arise from credit and other risks.

ADB principally uses stress testing to assess the capacity of its capital to absorb unexpected losses. The framework has two objectives. First, it measures ADB's ability to absorb income losses because of a credit shock. Through this monitoring, ADB reduces the probability that it would have to rely on shareholder support, such as additional paid-in capital or a capital call. As a result, ADB not only protects its shareholders but also supports its AAA credit rating, which reduces ADB's borrowing costs and consequently its lending rates.

Second, the framework evaluates ADB's ability to generate sufficient income to support loan growth after a credit shock albeit at a reduced level. As a development institution, ADB's mandate becomes all the more important during a financial crisis, because at such a time, some of its developing member countries may find their access to capital markets limited. This second requirement ensures that ADB will have the capacity to lend under adverse conditions.

For stress testing, ADB generates thousands of potential portfolio scenarios and imposes credit shocks that are large enough to account for 99% of those scenarios. ADB then assesses the impact of these shocks on its capital by modeling the ratio of equity to loans over the next 10 years. Throughout 2010, the stress test indicated that ADB had adequate capital to absorb the losses of a severe credit shock and to continue its development lending.

Asset and Liability Management

The objectives of asset and liability management for ADB are to safeguard ADB's net worth and capital adequacy, promote steady growth in ADB's risk-bearing capacity, and define sound financial policies to undertake acceptable levels of financial risks. The aim is to provide resources for developmental lending at the lowest and most stable funding cost to the borrowers along with the most reasonable lending terms, while safeguarding ADB's financial strength. ADB's asset and liability management safeguards net worth from foreign exchange rate risks, protects net interest margin from fluctuations in interest rates, and provides sufficient liquidity to meet ADB's operations. ADB also adheres to a cost pass-through pricing policy for its loans to sovereign borrowers, and allocates the most cost-efficient borrowings to fund these loans. In 2006, ADB clarified and formalized its asset and liability management objectives and practices through a policy framework approved by the Board of Directors. The framework guides all financial policies related to asset and liability management, including liquidity, investments, equity management, and capital adequacy.

CONTRACTUAL OBLIGATIONS

In the normal course of business, ADB enters into contractual obligations that may require future cash payments. *Table 23* summarizes ADB's significant contractual cash obligations as of December 31, 2010 and 2009. Long-term debt includes direct medium- and long-term borrowings, excluding swaps, and excludes unamortized premiums, discounts, and effects of applying ASC 815. Other long-term liabilities correspond to accrued liabilities, including those for pension and postretirement medical benefits.

Table 23: Contractual Cash Obligations
as of December 31
(in millions of U.S. dollars)

	2010	2009
Long-Term Debt	52,143	42,713
Undisbursed Loan Commitments	24,577	22,878
Undisbursed Equity Investment Commitments	472	433
Guarantee Commitments	2,332	1,972
Other Long-Term Liabilities	1,268	994
Total	80,791	68,990

Note: Figures may not add up due to rounding.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In line with global best practices on corporate governance, Management assesses the effectiveness of its internal controls over financial reporting based on the criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission in *Internal Control – Integrated Framework* since 2008. ADB has applied a risk-based evaluation framework for the 2010 assertion and attestation of the effectiveness of Internal Control over Financial Reporting for ordinary capital resources and Special Funds (except for the ADB Institute). The scope included a review of 48 business processes over financial reporting and four domains for the information technology general computer controls. In 2010, ADB expanded the testing to include trust funds. ADB's staff across several departments and offices is responsible for identifying and testing key controls, assessing and evaluating the design and operating effectiveness of the business process. Concurrently, the external auditor performed an independent test of selected key controls and concurred with Management that ADB maintained effective internal control over financial reporting for OCR and Special Funds (except for the ADB Institute) in 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies are described in *Appendix VIII* of the *Financial Statements, Note B.* As disclosed in the financial statements, Management estimates the fair value of financial instruments. Since the estimates are based on judgment and available information, actual results may differ and might have a material impact on the Financial Statements.

Fair value of financial instruments: Under statutory reporting, ADB carries its financial instruments and derivatives, as defined by ASC 815 and 825, on a fair value basis. These financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating readily observable market data and require judgment and estimates. These are discussed in more detail in *Appendix VIII* of the *Financial Statements, Note B.*

The pricing models used to determine the fair value of ADB's financial instruments are based on discounted cash flow models. ADB reviews the pricing models to assess the appropriateness of assumptions to reflect the reasonable valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external

verification and review. The models use market-sourced inputs, such as interest rates, exchange rates, and option volatilities. The selection of these inputs may involve some judgment and may impact net income. ADB believes that the estimates of fair values are reasonable.

Provision for loan losses and loan loss reserves: In 2006, the Board of Directors approved the revision of the loan loss provisioning methodology for ADB's nonsovereign operations to a risk-based model. Provisions against loan losses for impaired loans reflect Management's judgment and estimate of the present value of expected future cash flows for these loans discounted at the loan's effective interest rate. ADB considers a loan as impaired when, based on current information and events, ADB will probably be unable to collect all the amounts due according to the loan's contractual terms. The provisioning estimate is done quarterly. In 2010, ADB refined the provisioning methodology to include collective provisioning for the nonsovereign portfolio.

ADB uses an internal risk rating system to estimate expected loss for unimpaired loans. The probability of default is based on the historical default experience of sovereign borrowers to multilateral development institutions; for nonsovereign loans, it is based on Moody's default data. A loan loss reserve is established in the equity section of the balance sheet for the expected losses as an allocation of net income subject to the approval of the Board of Governors.

ALLOCATION OF ORDINARY CAPITAL RESOURCES NET INCOME AND AUDIT FEES

Allocation of Ordinary Capital Resources Net Income

In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year's net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of the net income to other Special Funds to support development activities in its developing member countries. In May 2010, the Board of Governors approved with respect to the 2009 reported net loss of $36.7 million after appropriation of guarantee fees to special reserve to (i) add $447.6 million, representing ASC 815/825 adjustments and unrealized earnings from equity investments accounted for under the equity method, from the Cumulative Revaluation Adjustments account; and (ii) add $247.2 million from loan loss reserve to the allocable net income; with the allocation as follows: (i) $247.2 million to surplus; (ii) $230.9 million to ordinary reserve; (iii) $120.0 million to the Asian Development Fund; (iv) $40.0 million to the Technical Assistance Special Fund; (v) $10.0 million to the Regional Cooperation and Integration Fund; and (vi) $10.0 million to the Climate Change Fund.

Audit Fees

Deloitte & Touche LLP, Singapore (D&T) served as ADB's independent auditors for the financial years 2010 and 2009. ADB incurred $1.3 million for financial year 2010 ($1.1 million for 2009) in professional fees for audit services of D&T and $80.9 thousand for financial year 2010 ($79.5 thousand for 2009) for non-audit services of other D&T offices worldwide pertaining to ADB's technical assistance projects and staff consulting services. No services for financial information systems design and implementation were rendered by D&T to ADB during 2010 and 2009.

D&T also provided audit services to the ADB Institute, an organization affiliated with ADB, for which an amount of $21.7 thousand for financial year 2010 ($21.0 thousand for 2009) was incurred.

ADB's Audit Committee is satisfied that D&T's provision of non-audit services does not compromise D&T's independence.

SPECIAL OPERATIONS

ADB is authorized under the Charter to establish and administer Special Funds, the resources of which may be used in its special operations for granting technical assistance and making loans with longer maturities, longer grace periods and lower interest rates than those established for ordinary operations loans. Projects financed from Special Funds are selected, appraised and administered in the same manner as projects financed from ordinary capital resources. As of December 31, 2010, Special Funds consist of the Asian Development Fund; the Technical Assistance Special Fund; the Japan Special Fund; the ADB Institute; the Asian Tsunami Fund; the Pakistan Earthquake Fund; the Regional Cooperation and Integration Fund; the Climate Change Fund and the Asia Pacific Disaster Response Fund. Financial statements for each fund are prepared in accordance with U.S. GAAP except for the special purpose financial statements for the Asian Development Fund, which are prepared in accordance with the Regulations of the Asian Development Fund. In addition to ordinary capital resources and Special Funds, ADB also manages and administers various trust funds such as the Japan Scholarship Program, the Japan Fund for Poverty Reduction, and grant cofinancing activities. These funds do not form part of ADB's own resources.

The resources of such Special Funds include voluntary contributions made by members, income on Special Funds loans, income earned by investment of undisbursed Special Funds resources, amounts of unimpaired paid-in capital set aside to Special Funds by the Board of Governors (limited by the Charter to 10% of the unimpaired paid-in capital; see *Funding Resources - Paid-in Capital*) and, in the case of the Technical Assistance Special Fund, the Asian Tsunami Fund, the Asian Development Fund, the Regional Cooperation and Integration Fund and the Climate Change Fund, ordinary capital resources net income or surplus transferred to such funds by the Board of Governors.

Under the Charter, Special Funds resources must at all times be held and used entirely separately from the ordinary capital resources of ADB. The Charter provides that the financial statements of ADB shall show the ordinary operations and special operations separately and that the ordinary capital resources of ADB may in no circumstances be used to discharge losses or liabilities arising out of special operations or other activities for which Special Funds resources were originally used or committed. Expenses of ADB directly pertaining to special operations are charged to Special Funds resources, and administrative expenditures of ADB are allocated between ordinary capital resources and the Asian Development Fund in proportion to the relative volume of operational activities under ordinary capital resources and the fund (see *Appendix VIII* of the *Financial Statements, Note M*).

Asian Development Fund

The Asian Development Fund (ADF) is ADB's concessional financing window for its developing member countries with low per capita gross national product and limited debt

repayment capacity. It is the only multilateral source of concessional assistance dedicated exclusively to reducing poverty and to improving the quality of life in the region. The ADF has received contributions from 32 donor members (regional and nonregional). Cofinancing with bilateral and multilateral development partners complements the ADF's resources.

In August 2008, the Board of Governors adopted a resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the Technical Assistance Special Fund (TASF). This resolution, which became effective on June 16, 2009, provides for a substantial replenishment of the ADF to finance ADB's concessional program from 2009 through 2012, and for a replenishment of the TASF in conjunction with the ADF replenishment, to finance technical assistance operations under the TASF. In June 2009, the Board of Directors approved the provision of an additional $400 million in assistance for ADF-only countries. The total replenishment size of SDR7.5 billion ($11.9 billion,) consisted of SDR7.3 billion for ADF X and SDR0.2 billion for TASF. About 36% of the replenishment will be funded through new donor contributions totaling SDR2.7 billion ($4.2 billion equivalent).

Currency management: A new currency management framework for the ADF took effect on January 1, 2006. The previous practice of managing the ADF's resources in as many as 15 currencies was discontinued, and an approach based on the SDR basket of currencies (U.S. dollar, euro, pound sterling, and yen) was introduced. ADF donor contributions and loan reflows received in currencies that do not constitute part of the SDR basket are immediately converted into one of the SDR currencies to maintain an SDR-based liquidity portfolio. In addition, each borrower's obligations under new ADF loans are determined in SDR.

Loan conversion: Starting in 2008, ADB offered ADF borrowers the option to convert their existing liabilities (i.e., outstanding loan balance) in various currencies into SDR, while any undisbursed portions were to be treated as new loans redenominated in SDR. The conversion is intended to simplify and streamline borrowers' financial management of concessional borrowing portfolios, reduce exchange rate volatility associated with legacy ADF loans, and provide a consistent debt portfolio management framework across peer multilateral development banks and all ADF loans. As of December 31, 2010, 17 of the 30 countries that have borrowed from the ADF have agreed to the conversion. The outstanding balance of their SDR-converted loans totals $13.9 billion equivalent.

Revised framework for grants and hard-term facility: In September 2007, the Board of Directors approved the revised ADF grant framework, which limits grant eligibility to ADF-only countries and introduced a new "hard-term" ADF lending facility. Loans extended under the facility have a fixed interest rate of 150 basis points below the weighted average of the 10-year fixed swap rates of the currencies comprising the SDR basket plus the ordinary capital resources lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. In general, countries classified by ADB as "blend" countries with per capita income not exceeding the International Development Association (IDA) operational cutoff for more than two consecutive years and with an active ordinary capital resources lending program are eligible to borrow from this new facility. The interest rate will be reset every January and will apply to all hard-term loans approved that year. The interest rate will be fixed for the life of the loan. For hard-term ADF loans approved in 2010, the interest rate was set at 2.22% for the life of the loan. Two loans were approved under this new facility in 2010.

Liquidity management: Since 2008, the ADF's liquid assets have been managed under two tranches to allow for the optimal use of financial resources. The main objective of the first

tranche is to ensure that adequate liquidity is available to meet the expected cash requirements. The second tranche comprises the prudential minimum liquidity to be held to meet unexpected demands and any usable liquidity for future commitments. This approach ensures that liquidity is managed transparently and efficiently.

Enhanced heavily indebted poor countries initiative: In response to the ADF donors' request, the Board of Governors adopted a resolution on April 7, 2008 for ADB to participate in the heavily indebted poor countries (HIPC) debt relief initiative, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income was $82.4 million. Launched in 1996 by the IDA and International Monetary Fund (IMF), the HIPC initiative provides partial debt relief to poor countries with levels of external debt that severely burden export earnings or public finance. In 1999, the initiative was enhanced to enable more countries to qualify for HIPC relief. IDA and IMF reported that several ADF borrowers met the income and indebtedness criteria of the HIPC initiative and were potentially eligible for HIPC debt relief. Of these, only Afghanistan became eligible and reached the decision point under the HIPC initiative on July 9, 2007. The decision point is when a HIPC country, having met certain conditions,[5] becomes eligible to receive interim debt relief on a provisional basis. Debt relief is delivered through a partial reduction of debt service payments as they come due.

On January 26, 2010, the executive boards of IDA and IMF agreed that Afghanistan had reached the completion point under the HIPC initiative. Thus, debt relief to Afghanistan under the initiative had become irrevocable. The amount of debt relief including principal and interest was revised to $106.0 million and was to be provided through a reduction of Afghanistan's debt service from July 2010 to February 2028. As of December 2010, the ADF had delivered $2.6 million under this arrangement, bringing the balance to $103.4 million.

Contributed resources: During ADF X, donors agreed to a total replenishment of SDR7.5 billion, of which SDR4.5 billion would be financed from internal resources, SDR2.7 billion from new donor contributions, and SDR0.3 billion from net income transfers from ordinary capital resources. The replenishment covers the period from 2009 to 2012, which became effective in June 2009 after instruments of contribution were deposited with ADB for unqualified contribution exceeded 50% of all pledged contributions. As of December 31, 2010, 27 donors had contributed a total of $3.7 billion,[6] of which $1.8 billion had been received. On December 23, 2010, the Board of Directors approved an additional contribution from the United Kingdom of £6.2 million. Deposited installment payments totaling $1,012.2 million included $930.5 million for ADF operations and $81.7 million allocated to the TASF. The remaining unpaid contributions under ADF VIII as of December 31, 2010 totaled $157.2 million.[6]

The commitment authority available for future commitments comprises the resources available to the ADF for its future lending activities in the form of loans and grants. These resources are derived from donor contributions, reflow-based resources, and net income transfers from ordinary capital resources. The balance of the commitment authority available for operations as of December 31, 2010 was $1.1 billion, compared with $1.7 billion as of December 31, 2009 (*Table 24*).

---

[5] The conditions are that an HIPC country has a track record of macroeconomic stability and an interim poverty reduction strategy in place, and has been cleared of any outstanding arrears.

[6] U.S. dollar equivalent at December 31, 2010 exchange rates.

In May 2010, the Board of Governors approved the transfer of $120.0 million to the ADF as part of ordinary capital resources net income allocation ($120.0 million in 2009). In addition, $650.0 million from loan savings and cancellations were included in the commitment authority. This resulted from Management's continual assessment of opportunities to free committed resources through cancellations of unused loan and grant balances. During 2010, promissory notes totaling $795.0 million were encashed, of which $71.4 million was transferred to the TASF.

In August 2010, the Board of Governors approved the reduction in Nauru's contribution to the fifth replenishment of the ADF and the second regularized replenishment of the TASF from $2.0 million to $0.4 million. The reduction consisted of the unpaid balances from promissory notes that had not been encashed of $1.1 million and unpaid receivables of $0.5 million.

In 2010, the Board of Directors approved an additional allocation of $162.0 million to Afghanistan for the period from 2011 to 2012 as a result of the suspension of the post-conflict phase-out. The additional resource will be temporarily financed from usable liquidity.

Table 24: Asian Development Fund Commitment Authority[a]
December 31
(in millions of U.S. dollars)

	2010	2009
Carryover from ADF IX Commitment Authority[b]	122.0	123.7
ADF X Contributions	1,802.1[c,d]	837.6
ADF IX Contributions	111.8[e]	112.8
ADF VIII Contributions	8.2[f]	8.3
Reflow-based Resources	4,520.8[g]	3,345.8
OCR Net Income Transfer	240.0	120.0
Savings and Cancellation	650.0	314.4
Total ADF X Commitment Authority	7,454.8	4,862.6
Loans and Grants Committed	6,306.6	3,129.4
ADF Commitment Authority Available for Future Commitments	**1,148.2**	**1,733.2**

ADF = Asian Development Fund, OCR = ordinary capital resources.

[a] ADB monitors commitment authority based on SDR. All reported figures are based on U.S. dollar to SDR exchange rates as of December 31, 2010 and 2009.

[b] The U.S. dollar equivalent of SDR79.2 million at the year-end exchange rate which reflects the cumulative commitment authority for ADF IX.

[c] Only 80% of the second installments were made available for operational commitments, which corresponds to the percentage expected to be paid on the first installment by a donor who is likely to submit a qualified instrument of contribution. The 20% balance is withheld from operational commitment until (i) the respective donors release the withheld amount, or (ii) the outstanding balance has been settled.

[d] On December 23, 2010, the Board approved the additional contribution of the United Kingdom amounting to £6.2 million which was deposited on December 15, 2010.

[e] Represents the balance of the third installment and 27.59% of the fourth installment payment of the United States. Amounts withheld due to the pro rata exercise have been released correspondingly.

[f] Represents 99.16% of Austria's fourth installment payment which was released and made available for operational commitment.

[g] Includes the (i) liquidity drawdown of SDR1.1 billion, and (ii) additional liquidity of SDR270 million released from the foreign exchange provision.

Note: Figures may not add up due to rounding.

Loan approvals, disbursements, and repayments: In 2010, 51 ADF loans totaling $2.2 billion were approved, as compared with 45 ADF loans totaling $2.2 billion in 2009. Disbursements during 2010 totaled $1.6 billion, a decrease of 28.6% from $2.2 billion in 2009. At the end of 2010, cumulative disbursements from ADF resources were $30.9 billion. Loan repayments during the year totaled $905.8 million. At December 31, 2010, outstanding ADF loans amounted to $29.0 billion.

Status of loans: At the end of 2010, 28 sovereign loans to Myanmar with total principal outstanding of $614.8 million were in nonaccrual status. These represented about 2.1% of the total outstanding ADF loans.

Investment portfolio position: The ADF's investment portfolio[7] totaled $5.6 billion at the end of 2010, as compared with $5.7 billion at the end of 2009. About 39% of the portfolio was invested in bank deposits, and 61% was invested in fixed-income securities. The annualized rate of return on ADF's investments including unrealized gains and losses, was 1.6% (2.4% in 2009).

Grants: In 2010, ADB approved 34 grants (27 in 2009) totaling $967.2 million ($911.3 million in 2009), while 21 grants (32 grants in 2009) totaling $651.8 million ($952.5 million in 2009) became effective, net of $5.9 million ($5.0 million in 2009) of write-backs of undisbursed commitments for completed grant projects.

Official cofinancing for loans and grants: In 2010, $750.8 million ($140.3 million in 2009) was mobilized in official loan and grant cofinancing for 23 ADF-financed projects (7 projects in 2009) totaling $726.2 million ($279.5 million in 2009).

Technical Assistance Special Fund

The TASF was established to provide technical assistance on a grant basis to ADB's developing member countries and regional technical assistance.

Contributed resources: In August 2008, as part of the ADF X replenishment, the donors agreed to contribute 3% of the total replenishment as the fourth replenishment of the TASF. The replenishment covers the period from 2009 to 2012.

As of December 31, 2010, 27 donors had committed a total of $288.5 million to the TASF as part of the ADF X and the fourth replenishment of the TASF. Of the total commitment, $142.3 million had been received.

During 2010, India and Pakistan made direct voluntary contributions of $0.4 million and $0.1 million, respectively. In addition, $40.0 million was allocated to the TASF as part of the ordinary capital resources' net income allocation, and a total of $0.5 million for the fourth replenishment of the TASF. At the end of 2010, the TASF's resources totaled $1,759.7 million, of which $1,511.6 million was committed, leaving an uncommitted balance of $248.1 million.

Operations: Technical assistance commitments (approved and effective) increased from $117.2 million in 2009 to $134.7 million in 2010 for 195 technical assistance projects that were made effective during the year, net of $11.8 million ($13.3 million in 2009) in write-backs of undisbursed commitments for completed and canceled technical assistance projects. Undisbursed commitments for technical assistance increased to $298.6 million as of December 31, 2010 ($258.9 million as of December 31, 2009). The TASF financed 45.1% of all technical assistance activities approved in 2010.

Investment position: As of December 31, 2010, the TASF investment portfolio, including securities purchased under resale arrangements totaled $362.0 million, as compared

[7] Includes securities purchased under resale arrangement.

with $328.1 million as of the end of 2009. With the increase in the average volume of investments, which was partially offset by a decline in the average yield, revenue from investments was $2.49 million for 2010 ($2.46 million in 2009).

Table 25: Technical Assistance Special Fund
Cumulative Resources as of December 31
(in millions of U.S. dollars)

	2010	2009
Regularized Replenishment Contributions	721.1	720.6
Allocations from OCR Net Income	769.0	729.0
Direct Voluntary Contributions	89.9	89.4
Income from Investments and Other Sources	183.2	180.7
Transfers from the TASF to the ADF	(3.5)	(3.5)
Total	**1,759.7**	**1,716.2**

( ) = negative, ADF = Asian Development Fund, OCR = ordinary capital resources, TASF = Technical Assistance Special Fund.

Japan Special Fund

The Japan Special Fund (JSF) was established in 1988 when ADB, acting as the administrator, entered into a financial arrangement with the Government of Japan, which agreed to make the initial contribution to help ADB's developing member countries restructure their economies and broaden the scope of opportunities for new investments, mainly through technical assistance operations.

Contributed resources: As of December 31, 2010, Japan's cumulative contribution to the fund since its inception in 1988 amounted to ¥112.9 billion ($973.7 million equivalent), comprising regular contributions of ¥94.8 billion ($822.9 million equivalent) and supplementary contributions of ¥18.1 billion ($150.8 million equivalent). The uncommitted balance, including approved technical assistance that is not yet effective, was $48.5 million as of December 31, 2010.

Operations: The technical assistance financed by the JSF continued to support ADB operations aimed at reducing poverty. In 2010, 7 technical assistance projects totaling $11.7 million were approved (*Table 26*) and 22 projects totaling $23.3 million became effective. The balance of undisbursed commitments as of December 31, 2010 was $72.5 million, compared with $94.1 million as of December 31, 2009.

Sector activities: In 2010, the JSF financed 3.6% of the total technical assistance that ADB approved, including 1.3% of project preparatory technical assistance. *Table 26* illustrates the breakdown of JSF approvals by sector.

Table 26: Japan Special Fund
Technical Assistance Approvals by Sector, 2010

	$ million	%
Agriculture and Natural Resources	4.0	34
Energy	2.2	19
Multisector	2.0	17
Public Sector Management	2.0	17
Industry and Trade	1.5	13
Total	**11.7**	**100**

Investment position: As of December 31, 2010, the JSF investment portfolio totaled $121.4 million, lower than the balance of $158.5 million as of December 31, 2009. With the low interest rate environment, revenue from investments decreased from $1.2 million in 2009 to $0.4 million in 2010.

ADB Institute

The ADB Institute (ADBI) was established in 1996 as a subsidiary body of ADB. The ADBI's objectives are the identification of effective development strategies and capacity improvements for sound development management in developing member countries.

Its operating costs are met by the ADBI, which ADB administers in accordance with the Statute of ADBI. In June 2010, the Government of Japan made its 15th contribution of ¥0.7 billion ($7.9 million equivalent), while the Government of Australia made a contribution to the ADBI of A$0.5 million ($0.4 million equivalent). In December 2010, Japan committed its 16th contribution of ¥0.7 billion ($8.6 million equivalent).

As of December 31, 2010, cumulative contributions committed amounted to ¥18.6 billion and A$0.5 million (about $166.2 million equivalent), excluding translation adjustments. Of the total contributions received, $157.4 million had been used by the end of 2010 mainly for research and capacity-building activities, including (i) organizing symposia, forums, and training sessions; (ii) preparing research reports, publications, and websites; and (iii) associated administrative expenses. The balance of net current assets (excluding property, furniture, and equipment) available for future projects and programs was about $8.8 million.

Asian Tsunami Fund

The Asian Tsunami Fund (ATF) was established on February 11, 2005 in response to the special circumstances surrounding the developing member countries that were stricken by the tsunami on December 26, 2004. As of December 31, 2010, the ATF was legally terminated but actions necessary to wind up its activities will continue after its termination.

Contributed resources: ADB contributed $600 million to the ATF, of which $50 million unutilized funds were transferred back to ordinary capital resources ($40 million in November 2005 and $10 million in June 2006) and $40 million was transferred to the Asia Pacific Disaster Response Fund in May 2009. In addition, Australia and Luxembourg contributed $3.8 million and $1.0 million, respectively. As of December 31, 2010, the ATF resources totaled $586.9 million, $584.3 million of which has been utilized, leaving an uncommitted balance of $2.6 million ($4.5 million as of December 31, 2009).

Operations: No new technical assistance or grants were approved or made effective during 2010. The balance of undisbursed commitments as of December 31, 2010 was $22.0 million, compared with $116.8 million as of the end of 2009.

Investment position: As of December 31, 2010, the ATF's investment portfolio totaled $19.0 million ($97.9 million as of December 31, 2009). With a smaller portfolio and lower yield on time deposits, the ATF's investment portfolio generated income of $0.1 million in 2010 ($0.9 million in 2009).

Pakistan Earthquake Fund

The Pakistan Earthquake Fund (PEF) was established in November 2005 in response to the special needs of Pakistan following the earthquake on October 8, 2005. The PEF serves as a dedicated fund to deliver emergency grant financing for investment and technical assistance projects to support immediate reconstruction, rehabilitation and associated development activities.

Unless otherwise agreed by the contributors and ADB, the PEF will terminate on the earlier of (i) the date three to four years from the Board of Directors' approval of the PEF, or (ii) such date as the PEF funds have been fully disbursed by ADB. On June 29, 2010, the Board of Directors approved the extension of the PEF until June 30, 2011.

Contributed resources: ADB contributed $80.0 million to the PEF. In addition, Australia, Belgium, Finland, and Norway contributed $15.0 million, $14.3 million, $12.3 million, and $20.0 million, respectively. As of December 31, 2010, PEF resources totaled $145.2 million, of which $141.3 million had been utilized, leaving an uncommitted balance of $3.9 million ($3.3 million as of December 31, 2009).

Operations: No new technical assistance or grants were approved or made effective in 2010. The balance of undisbursed commitments as of December 31, 2010 amounted to $34.0 million, as compared with $49.4 million as of the end of 2009.

Investment position: As of December 31, 2010, the PEF's investment portfolio totaled $30.3 million ($49.2 million as of December 31, 2009). Because of its smaller portfolio, revenues from investments decreased to $1.3 million ($2.2 million in 2009).

Regional Cooperation and Integration Fund

The Regional Cooperation and Integration Fund (RCIF) was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in the region. Its main objective is to improve regional cooperation and integration by facilitating the pooling and provision of additional financial and knowledge resources.

Contributed resources: ADB contributed $40.0 million to the RCIF as part of the 2006 ordinary capital resources net income allocation. In May 2010, $10.0 million was transferred to the RCIF from ordinary capital resources allocable net income. As of December 31, 2010, the RCIF's resources totaled $53.0 million, of which $42.6 million had been utilized, leaving an uncommitted balance of $10.4 million ($12.5 million as of December 31, 2009).

Operations: In 2010, 13 technical assistance projects and one supplementary approval totaling $12.0 million became effective (12 technical assistance projects and one supplementary approval totaling $12.1 million in 2009), net of $0.1 million (nil – 2009) savings on financially completed technical assistance projects. The balance of undisbursed commitments as of December 31, 2010 amounted to $29.4 million, compared with $23.1 million as of December 31, 2009.

Investment position: As of December 31, 2010, the RCIF's investment portfolio totaled $37.4 million ($34.9 million as of December 31, 2009). Revenue from investments for 2010 was $0.1 million ($0.4 million in 2009), reflecting the low interest rate environment.

Climate Change Fund

The Climate Change Fund (CCF) was established in April 2008 to facilitate greater investments in developing member countries to address the causes and consequences of climate change alongside ADB's assistance in related sectors.

Contributed resources: ADB provided the initial contribution of $40.0 million in May 2008, as part of the 2007 ordinary capital resources' net income allocation. In May 2010, $10.0 million was transferred to the CCF from ordinary capital resources allocable net income. As of December 31, 2010, the CCF's resources totaled $51.0 million, of which $31.9 million had been utilized, leaving an uncommitted balance of $19.1 million ($26.7 million as of December 31, 2009).

Operations: In 2010, nine technical assistance and grants and two supplementary approvals totaling $17.2 million were approved and became effective (12 technical assistance and grants for $10.7 million in 2009). The balance of undisbursed commitments as of December 31, 2010 amounted to $25.6 million, as compared with $13.0 million as of the end of 2009.

Investment position: As of December 31, 2010, the CCF's investment portfolio totaled $43.4 million ($39.2 million as of December 31, 2009). With the lower yield on U.S. dollar investments, revenue from investments decreased to $0.1 million in 2010 ($0.4 million in 2009).

Asia Pacific Disaster Response Fund

The Asia Pacific Disaster Response Fund (APDRF) was established on April 1, 2009, to provide, in a timely fashion, incremental grant resources to developing member countries affected by natural disasters.

Contributed resources: In May 2009, $40.0 million was transferred from the ATF as the initial resources of the APDRF. With accumulated income from investment and other sources of $0.1 million, total resources of the APDRF as of December 31, 2010 amounted to $40.1 million, of which $12.6 million had been utilized, leaving an uncommitted balance of $27.5 million.

Operations: In 2010, two grants totaling $5.5 million became effective (three grants totaling $7.0 million in 2009). The balance of undisbursed commitments as of December 31, 2010 amounted to $6.0 million, compared with $7.0 million as of December 31, 2009.

Investment position: As of December 31, 2010, the APDRF's investment portfolio totaled $20.1 million ($29.6 million as of December 31, 2009). Total revenue from investments for 2010 was $0.1 million ($0.1 million in 2009).

Trust Funds Managed by ADB

Japan Scholarship Program

The Japan Scholarship Program (JSP) was established in 1988 to provide opportunities for well-qualified citizens of developing member countries to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in the region.

The JSP is funded by the Government of Japan and administered by ADB. In 2010, the JSP had 27 participating institutions in 10 countries. Between 1988 and 2010, Japan contributed $116.1 million, and 2,696 scholarships were awarded to recipients from 35 members. Of the total, 2,362 recipients have completed their courses. Women have received 925 scholarships. An average of 155 new scholarships a year has been awarded in the past 10 years.

Japan Fund for Poverty Reduction

The Government of Japan established the Japan Fund for Poverty Reduction (JFPR) in May 2000 to provide grants for projects supporting poverty reduction and related social development activities that can add value to projects financed by ADB. In 2010, the JFPR expanded its scope of grant assistance to provide technical assistance grants in addition to project grants. As of December 31, 2010, the total JFPR funds made available totaled about $445.8 million. ADB had approved 137 grant projects ($352.9 million equivalent) and 30 technical assistance projects ($25.4 million equivalent).

Grant Cofinancing Activities

Trust funds and project-specific grants are key instruments to mobilize and channel grants from external sources to finance technical assistance and components of investment projects. They complement ADB's own resources to meet capacity development and other specific demands from developing member countries. Bilateral, multilateral, and private sector partners and others have contributed more than $3.0 billion in grants to ADB operations. In 2010, grant cofinancing for ADB-approved projects totaled $307.6 million including $150.25 million for 112 technical assistance projects and $157.35 million for grant components of 23 investment projects.

By the end of 2010, ADB was administering 37 trust funds – 22 single-donor and 15 multi-donor trust funds – to finance activities in various sectors or for specific themes, including poverty reduction, governance, gender and development, managing for development results, HIV/AIDS, water, energy, education, information and communications technology, and trade and finance.

Initially, trust funds were established through donor-specific channel financing agreements, for a wide range of sectors, focused primarily on financing technical assistance operations. More recently, in support of the priority sectors under Strategy 2020 and consistent with ADB's financing partnership strategy and harmonization efforts, ADB has established trust funds based on common agreements with development partners and financing through instruments of contribution. These are established under an umbrella facility of sector- and theme-focused financing partnership, and finance technical assistance and grant components of

investment projects. As of 2010, four financing partnership facilities supported projects in water, clean energy, regional cooperation and integration, and urban development financing.

Additional resources from external partners totaled $147.4 million in 2010, comprising $40.5 million in new contributions and $106.9 million in replenishments to existing trust funds. Australia provided $0.8 million in new contributions to the Gender and Development Cooperation Fund. The Future Carbon Fund received $35.0 million in new contributions from two private sector partners: POSCO (Republic of Korea) and Eneco Energy Trade (the Netherlands). The World Bank made a new contribution of $4.7 million to the Climate Investment Fund. The following other replenishments were provided:

(i) $8.0 million from Australia for the Pacific Region Infrastructure Facility;
(ii) $84.8 million from Japan for the JFPR, JSP, Asian Clean Energy Fund under the Clean Energy Financing Partnership Facility, and Investment Climate Facilitation Fund under the Regional Cooperation and Integration Financing Partnership Facility;
(iii) $6.4 million from the Republic of Korea for the e-Asia and Knowledge Partnership Fund;
(iv) $2.0 million from Luxembourg for the Financial Sector Development Partnership Fund;
(v) $0.7 million from Spain for its Cooperation Fund for Technical Assistance; and
(vi) $5.1 million from Sweden for the Cooperation Fund for Fighting HIV/AIDS in Asia and the Pacific.

GOVERNANCE

The Board of Directors has established an Audit Committee, a Budget Review Committee, a Compliance Review Committee, a Development Effectiveness Committee, an Ethics Committee, and a Human Resources Committee.

Audit Committee

The Audit Committee was established to assist the Board of Directors in carrying out its responsibilities as they relate to ADB's financial reporting and audits, including internal controls. The Audit Committee consists of not more than six members of the Board of Directors. The Chair and other members are appointed by the President in consultation with the Board of Directors.

The Audit Committee assesses in its annual report its work and evaluates its performance annually relative to the Audit Committee's purpose and responsibilities outlined in the Terms of Reference of the Audit Committee. The Audit Committee has an oversight function regarding current areas of financial risk and how these are being managed and must satisfy itself that ADB's financial reporting and audits, including internal controls, are adequate and efficient.

Budget Review Committee

The Budget Review Committee was established to enhance the effectiveness of the Board of Directors in discharging its responsibilities in connection with the approval of the annual administrative budget. The Budget Review Committee consists of not more than six members of the Board of Directors, who may be Directors or Alternate Directors, appointed by the President in consultation with the Board of Directors. The President designates one member as Chair.

The Budget Review Committee reviews the proposed annual administrative budget, taking into account the mid-year review of the current administrative budget, and reports its findings to the Board of Directors. It also considers any other aspects of the administrative budget that the President may request and reports its findings to the Board of Directors.

Compliance Review Committee

The Compliance Review Committee was established under ADB's accountability mechanism. The Compliance Review Committee clears the Compliance Review Panel's proposed terms of reference and time frame for conducting compliance reviews, and reviews the panel's draft monitoring reports on implementation of remedial actions approved by the Board of Directors before the panel finalizes them.

Development Effectiveness Committee

The Development Effectiveness Committee was established to assist the Board of Directors in carrying out its responsibility of ensuring that ADB's programs and activities achieve development effectiveness. Development effectiveness is assessed through ADB's operations evaluation. The Development Effectiveness Committee focuses increasingly on broader evaluations at the country, sector, thematic, and policy levels. The Development Effectiveness Committee consists of not more than six members of the Board of Directors. The President appoints the members of the Development Effectiveness Committee, in consultation with the Board of Directors, and designates one of them as the Chairperson.

The Development Effectiveness Committee is expected to satisfy itself that ADB's operations evaluation activities are adequate and efficient. In this regard, the specific responsibilities that the Development Effectiveness Committee carries out on behalf of the Board of Directors are as follows: (i) review the annual work program of ADB's Operations Evaluation Office (OED); (ii) review OED's reports and the action taken by ADB on them; (iii) report to the Board of Directors on selected high-priority evaluation issues, if any, that have a significant bearing on the relevance, efficiency and effectiveness of ADB, and make recommendations on such issues; (iv) monitor and report to the Board of Directors on the implementation of its decisions; (v) review the annual programs for the preparation of project completion reports and technical assistance completion reports; and (vi) review the semiannual report on loan and technical assistance portfolio performance.

Ethics Committee

The Ethics Committee was created to address matters of ethics that may arise under the Code of Conduct adopted by the Board of Directors in September 2006. The provisions of the Code of Conduct apply to all members of the Board of Directors (executive directors, alternate executive directors, and temporary alternate directors) and to the President. The Ethics Committee consists of five Directors and/or Alternate Directors. When appointing committee members and the Chair, the President will seek to ascertain and abide by the consensus of the Board of Directors.

The Ethics Committee is responsible for advising executive directors, alternate executive directors, or the President when they request guidance on actual or potential conflicts of interest or other ethical issues concerning themselves. The Ethics Committee also considers any allegations of misconduct against executive directors, alternate executive directors, or the

President that relate to the performance of their duties. It recommends appropriate action to the Board of Directors.

Human Resources Committee

The Human Resources Committee is a means by which the Board of Directors can provide guidance on human resources management, in view of Strategy 2020 in terms of the systematic implementation of wide ranging reforms and fundamental improvements to its human resources management. Its primary responsibility includes reviewing, monitoring and making recommendations to the Board of Directors on ADB's human resources strategies and policies. The Human Resources Committee's mandate and terms of reference will be re-examined after two years to determine whether it should be continued, or merged with another committee, as appropriate. The Human Resources Committee consists of not more than six members of the Board of Directors.

ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full-time at ADB's principal office. The Board of Directors has 12 members, of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Executive Director is entitled to cast the number of votes that counted toward his or her election, which votes need not be cast as a unit. Executive Directors hold office for a term of two years and may be reelected. Each Executive Director appoints an Alternate Executive Director to act in such Executive Director's absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the total voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member country, is elected by the Board of Governors. The President is elected for a 5-year term and may be reelected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in the case of an equal division of votes. The President, while holding office, may not be a Governor or an Executive Director, or an Alternate for either. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice-Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has five Vice-Presidents. Each Vice-President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice-President exercises the authority and performs the functions of the President.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of April 11, 2011:

Executive Directors	Alternate Executive Directors	Members Represented
Phil Bowen	Dereck Rooken-Smith	Australia; Azerbaijan; Cambodia; Georgia; Hong Kong, China; Kiribati; Federated States of Micronesia; Nauru; Palau; Solomon Islands; Tuvalu
Howard Brown	Jacob A. Rooimans	Canada; Denmark; Finland; Ireland; The Netherlands; Norway; Sweden
Richard Edwards	Eduard Westreicher	Austria; Germany; Luxembourg; Turkey; United Kingdom
Ashok K. Lahiri	Bounleua Sinxayvolavong	Afghanistan; Bangladesh; Bhutan; India; Lao People's Democratic Republic; Tajikistan; Turkmenistan
Michele Miari Fulcis	Jose Miguel Cortes	Belgium; France; Italy; Portugal; Spain; Switzerland
Robert M. Orr	Maureen Grewe	United States
Masakazu Sakaguchi	Yasuto Watanabe	Japan
Siraj S. Shamsuddin	Gaudencio S. Hernandez, Jr.	Kazakhstan; Maldives; Marshall Islands; Mongolia; Pakistan; Philippines; Timor-Leste
Maurin Sitorus	CJ (Stan) Vandersyp	Armenia; Cook Islands; Fiji; Indonesia; Kyrgyz Republic; New Zealand; Samoa; Tonga

Jaejung Song	Wilson Kamit	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Chaiyuth Sudthitanakorn	Govinda Bahadur Thapa	Brunei Darussalam; Malaysia; Myanmar; Nepal; Singapore; Thailand
Yingming Yang	Xiuzhen Guan	People's Republic of China

Principal Officers

The principal officers of ADB are as follows:

President	Haruhiko Kuroda
Vice-President (Operations 1)	Xiaoyu Zhao
Vice-President (Operations 2)	C. Lawrence Greenwood, Jr.
Vice-President (Private Sector and Cofinancing Operations)	Lakshmi Venkatachalam
Vice-President (Knowledge Management and Sustainable Development)	Ursula Schaefer-Preuss
Vice-President (Finance and Administration)	Bindu N. Lohani
Managing Director General	Rajat M. Nag
The Secretary	Robert L.T. Dawson
General Counsel	Jeremy H. Hovland
Director General, East Asia Department	Klaus Gerhaeusser
Director General, South Asia Department	Sultan H. Rahman
Director General, Central and West Asia Department	Juan Miranda
Director General, Southeast Asia Department	Kunio Senga

Director General, Pacific Department	Robert F. Wihtol
Director General, Private Sector Operations Department	Philip C. Erquiaga
Director General, Regional and Sustainable Development Department, and concurrently, Chief Compliance Officer	Xianbin Yao
Director General, Strategy and Policy Department	Kazu Sakai
Director General, Independent Evaluation Department	H. Satish Rao
Director General, Budget, Personnel and Management Systems Department	Masayuki Tamagawa
Chief Economist, Economics and Research Department	Changyong Rhee
Head, Office of Cofinancing Operations	Tadashi Kondo
Principal Director, Central Operations Services Office	Hamid L. Sharif
Principal Director, Office of Administrative Services	Benjamin Lee
Principal Director, Office of Information Systems and Technology	Seethapathy Chander
Principal Director, Department of External Relations	Ann Quon
Treasurer	Thierry de Longuemar
Controller	Hong-Sang Jung
Auditor General	Kathleen M. Moktan
Head, Office of Anticorruption and Integrity	Peter E. Pedersen
Head, Office of Risk Management	Juan Limandibrata
Head, Office of Regional Economic Integration	Iwan J. Azis

THE CHARTER

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying out of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic and Social Commission for Asia and the Pacific, and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB's members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

INDEX TO FINANCIAL STATEMENTS
ORDINARY CAPITAL RESOURCES

Page

Management's Report on Internal Control over Financial Reporting.................. F-3

Independent Auditors' Report F-4

Balance Sheet – December 31, 2010 and 2009
Appendix I... F-8

Statement of Income and Expenses for the Years Ended December 31, 2010 and 2009
Appendix II F-10

Statement of Cash Flows for the Years Ended December 31, 2010 and 2009
Appendix III F-11

Statement of Changes in Capital and Reserves for the Years Ended
December 31, 2010 and 2009
Appendix IV F-12

Summary Statement of Loans – December 31, 2010 and 2009
Appendix V F-14

Summary Statement of Borrowings – December 31, 2010 and 2009
Appendix VI... F-16

Statement of Subscriptions to Capital Stock and Voting Power – December 31, 2010
Appendix VII... F-18

Notes to Financial Statements – December 31, 2010 and 2009
Appendix VIII... F-20

These Financial Statements were noted by ADB's Board of Directors on April 6, 2011. They are subject to the approval of ADB's Board of Governors, which approval is expected to be obtained at ADB's Annual Meeting in Ha Noi, Viet Nam to be held on May 5 to 6, 2011.

(Page intentionally left blank)

ORDINARY CAPITAL RESOURCES

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of December 31, 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on that assessment, management believes that as of December 31, 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework.*



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Ordinary Capital Resources as of December 31, 2010 and 2009 and the related statements of income and expenses, cash flows, and changes in capital and reserves, for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying balance sheet of Asian Development Bank ("ADB") – Ordinary Capital Resources as of December 31, 2010 and 2009 and the related statements of income and expenses, cash flows, and changes in capital and reserves, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Ordinary Capital Resources as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2010 and 2009 financial statements taken as a whole. The summary statement of loans and summary statement of borrowings as of December 31, 2010 and 2009, and statement of subscriptions to capital stock and voting power as of December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules are the responsibility of ADB's management. Such 2010 and 2009 schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

ASIAN DEVELOPMENT BANK—
BALANCE
December 31, 2010
Expressed in Thousands of

ASSETS

	2010		2009	
DUE FROM BANKS (Note C)		$ 114,648		$ 129,843
INVESTMENTS (Notes C, D, L, and P)				
Government and government-guaranteed obligations	$ 13,842,500		$ 10,308,595	
Time deposits	2,285,773		1,991,982	
Other securities	2,125,086	18,253,359	1,823,002	14,123,579
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Note P)		707,851		551,386
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note P)		318,228		335,240
LOANS OUTSTANDING (Appendix V) (Notes A, E, and P) (Including ASC 815 adjustment of $278 - 2010 and $365 - 2009; net unamortized loan origination costs of $53,441 - 2010 and $84,606 - 2009)				
Sovereign	43,634,265		39,846,308	
Nonsovereign	2,352,051		1,969,982	
	45,986,316		41,816,290	
Less—allowance for loan losses	42,505	45,943,811	103,242	41,713,048
EQUITY INVESTMENTS (Notes A, G, and P)		1,108,198		884,440
ACCRUED INTEREST RECEIVABLE				
Investments	117,493		114,124	
Loans	183,534	301,027	190,464	304,588
RECEIVABLE FROM SWAPS (Notes H and P)				
Borrowings	29,475,685		24,917,264	
Others	1,781,058	31,256,743	1,044,854	25,962,118
OTHER ASSETS				
Property, furniture, and equipment (Note I)	161,177		158,809	
Investment related receivables (Note D)	272,544		477,016	
Swap related collateral (Note H)	1,588,350		735,050	
Miscellaneous (Note N)	144,246	2,166,317	149,940	1,520,815
TOTAL		**$ 100,170,182**		**$ 85,525,057**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

Appendix I

ORDINARY CAPITAL RESOURCES
SHEET
and 2009
United States Dollars

LIABILITIES, CAPITAL, AND RESERVES

	2010		2009	
BORROWINGS (Appendix VI) (Notes H, J, and P)				
At amortized cost	$ 3,771,063		$ 3,776,212	
At fair value	48,075,055	$ 51,846,118	38,313,203	$ 42,089,415
ACCRUED INTEREST ON BORROWINGS		540,366		408,783
PAYABLE FOR SWAPS (Notes H, J, and P)				
Borrowings	25,775,013		23,503,343	
Others	2,077,841	27,852,854	1,294,160	24,797,503
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENT		714,490		555,000
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables (Note D)	411,988		689,786	
Payable for swap related collateral (Note H)	1,588,350		735,050	
Undisbursed technical assistance commitments	1,347		10,355	
Accrued pension and postretirement medical benefit costs (Note O)	1,168,252		903,466	
Miscellaneous (Notes F, I, and N)	167,948	3,337,885	159,616	2,498,273
TOTAL LIABILITIES		84,291,713		70,348,974
CAPITAL AND RESERVES (Appendix IV)				
Capital stock (Appendix VII) (Note K)				
Authorized				
(SDR106,389,330,000 - 2010 and 2009)				
Subscribed				
(SDR93,472,010,000 - 2010; SDR38,893,430,000 - 2009)	143,949,700		60,751,149	
Less—"callable" shares subscribed	136,535,071		56,640,850	
"Paid-in" shares subscribed	7,414,629		4,110,299	
Less—subscription installments not due	3,084,711		217,636	
Subscription installments matured	4,329,918		3,892,663	
Less—capital transferred to the Asian Development Fund and discount	74,240		74,366	
	4,255,678		3,818,297	
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note K)	(341,130)		(142,181)	
Net notional amounts required to maintain value of currency holdings (Note K)	(419,186)		(523,220)	
Ordinary reserve (Note L)	10,030,460		9,789,807	
Special reserve (Note L)	230,226		218,903	
Loan loss reserve (Note L)	246,000		493,162	
Surplus (Note L)	1,131,756		884,594	
Cumulative revaluation adjustments account (Note L)	183,521		631,129	
Net income (loss) after appropriation (Appendix II) (Note L)	614,489		(36,725)	
Accumulated other comprehensive (loss) income (Appendix IV) (Note L)	(53,345)	15,878,469	42,317	15,176,083
TOTAL		**$ 100,170,182**		**$ 85,525,057**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended December 31, 2010 and 2009
Expressed in Thousands of United States Dollars

	2010			2009		
REVENUE (Note M)						
From loans (Note E)						
Interest	$ 688,006			$ 947,921		
Commitment charge	58,151			64,061		
Other	(65,678)	$ 680,479		(52,149)	$ 959,833	
From investments (Note D)						
Interest		367,499			459,367	
From guarantees (Note F)		11,322			9,180	
From equity investments		58,425			24,527	
From other sources—net (Notes E and Q)		24,160			18,641	
TOTAL REVENUE			$ 1,141,885			$ 1,471,548
EXPENSES (Note M)						
Borrowings and related expenses (Note J)		386,048			741,665	
Administrative expenses (Note M)		294,251			193,638	
Provision for losses (Notes E and F)		(44,713)			115,779	
Other expenses		3,544			5,074	
TOTAL EXPENSES			639,130			1,056,156
NET REALIZED GAINS (LOSSES)						
From investments (Notes D and M)		33,805			30,460	
From equity investments (Note M)		48,080			(10,230)	
From borrowings		1,444			2,967	
Others (Note M)		(3,011)			81	
NET REALIZED GAINS			80,318			23,278
NET UNREALIZED GAINS (LOSSES) (Note M)			42,738			(466,215)
NET INCOME (LOSS)			**$ 625,811**			**$ (27,545)**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 669,427	$ 962,456
Interest on investments received	387,861	448,126
Interest (paid) received for securities purchased under resale/repurchase arrangement	(2,293)	611
Interest and other financial expenses paid	(299,183)	(808,695)
Administrative expenses paid	(258,601)	(151,442)
Technical assistance to member countries disbursed	(84)	(10,183)
Others—net	24,645	18,888
Net Cash Provided by Operating Activities	521,772	459,761
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	5,202,164	7,364,182
Maturities of investments	100,204,828	82,238,440
Purchases of investments	(109,885,121)	(88,628,493)
Net payments on future contracts	(398)	(83)
Net receipts from securities purchased under resale arrangement	7,692	172,059
Principal collected on loans	2,305,080	1,890,879
Loans disbursed	(5,892,748)	(7,800,946)
Receipts from swaps	323,017	43,817
Payments for swaps	(554,862)	–
Property, furniture, and equipment acquired	(19,791)	(16,588)
Change in swap related collateral	853,300	735,050
Purchases of equity investments	(183,039)	(58,744)
Sales of equity investments	109,970	27,062
Net Cash Used in Investing Activities	(7,529,908)	(4,033,365)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	14,465,398	10,186,688
Borrowings redeemed	(7,489,554)	(5,921,627)
Matured capital subscriptions collected[1]	222,385	3,655
Issuance expenses paid	(37,871)	(13,791)
Demand obligations of members encashed	14,235	8,657
Receipts from swaps	95,557	50,972
Payments for swaps	(106,570)	(614,386)
Resources transferred to ADF	(120,000)	(120,000)
Resources transferred to TASF	(40,000)	(23,000)
Resources transferred to RCIF	(10,000)	–
Resources transferred to CCF	(10,000)	–
Net Cash Provided by Financing Activities	6,983,580	3,557,168
Effect of Exchange Rate Changes on Due from Banks	9,361	4,041
Net Decrease in Due from Banks	(15,195)	(12,395)
Due from Banks at Beginning of Year	129,843	142,238
Due from Banks at End of Year	$ 114,648	$ 129,843
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Loss) (Appendix II)	$ 625,811	$ (27,545)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:[2]		
Depreciation and amortization	135,878	74,154
Provision for losses (written back) charged—net	(44,713)	115,779
Net realized gains from investments and other borrowings	(90,919)	(34,257)
Proportionate share in earnings on equity investments	(39,868)	(5,521)
Net unrealized (gains) losses	(55,105)	466,215
Change in accrued revenue from loans, investments and other swaps	(12,368)	27,654
Change in receivable from ADF - allocation of administrative expenses	14,534	(11,377)
Change in accrued interest on borrowings and swaps, and other expenses	274,511	117,798
Change in pension and postretirement benefit liability	(274,891)	(244,880)
Others—net	(11,098)	(18,259)
Net Cash Provided by Operating Activities	$ 521,772	$ 459,761

Supplementary disclosure of noncash financing activities:

[1] Nonnegotiable, noninterest-bearing demand promissory notes amounting to $191,509 ($1,457 – 2009) were received from members.

[2] Includes securities received from restructuring amounting to $47,483 (nil – 2009).

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—
STATEMENT OF CHANGES
For the Years Ended
Expressed in Thousands of

	Capital Stock	Nonnegotiable, Noninterest-bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income (Loss) After Appropriations	Accumulated Other Comprehensive (Loss) Income	Total
Balance, January 1, 2009	**$ 3,777,071**	**$ (144,514)**	**$ (564,383)**	**$ 9,532,487**	**$ 209,723**	**$ 195,062**	**$ 894,594**	**$ (23,336)**	**$ 1,346,973**	**$ (98,721)**	**$ 15,124,956**
Cumulative effect of ASC 820/825 adoption								227,500			227,500
Comprehensive (loss) income for the year 2009 (Note L)									(27,545)	141,038	113,493
Appropriation of guarantee fees to Special Reserve (Note L)					9,180				(9,180)		-
Change in SDR value of paid-in shares subscribed	36,786										36,786
Change in subscription installments not due	(160,408)										(160,408)
Additional paid-in shares subscribed during the year	165,523										165,523
Change in SDR value of capital transferred to Asian Development Fund	(675)										(675)
Change in notional maintenance of value (Note K)			41,163								41,163
Demand obligations on account of subscription received during the year		(1,457)									(1,457)
Encashment of demand obligations during the year		8,657									8,657
Change in US Dollar value of demand obligations		(4,866)									(4,866)
Allocation of prior year income to ordinary reserve, loan loss reserve, surplus and transfer to cumulative revaluation account (Note L)				261,408		298,100	(10,000)	426,965	(1,203,973)		(227,500)
Allocation of prior year income to ADF and TASF (Note L)									(143,000)		(143,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)				(4,088)							(4,088)
Balance, December 31, 2009	**$ 3,818,297**	**$ (142,181)**	**$ (523,220)**	**$ 9,789,807**	**$ 218,903**	**$ 493,162**	**$ 884,594**	**$ 631,129**	**$ (36,725)**	**$ 42,317**	**$ 15,176,083**

ORDINARY CAPITAL RESOURCES
IN CAPITAL AND RESERVES
December 31, 2010 and 2009
United States Dollars (Note K)

	Capital Stock	Nonnegotiable, Noninterest-bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income (Loss) After Appropriations	Accumulated Other Comprehensive (Loss) Income	Total
Balance, December 31, 2009	**$ 3,818,297**	**$ (142,181)**	**$ (523,220)**	**$ 9,789,807**	**$ 218,903**	**$ 493,162**	**$ 884,594**	**$ 631,129**	**$ (36,725)**	**$ 42,317**	**$ 15,176,083**
Comprehensive income (loss) for the year 2010 (Note L)									625,811	(95,662)	530,149
Appropriation of guarantee fees to Special Reserve (Note L)					11,322				(11,322)		–
Change in SDR value of paid-in shares subscribed	51,871										51,871
Change in subscription installments not due	(2,248,259)										(2,248,259)
Additional paid-in shares subscribed during the year	2,632,723										2,632,723
Change in SDR value of capital transferred to Asian Development Fund	1,046										1,046
Change in notional maintenance of value (Note K)			104,034								104,034
Demand obligations on account of subscription received during the year		(189,276)									(189,276)
Encashment of demand obligations during the year		14,235									14,235
Change in US Dollar value of demand obligations		(23,908)									(23,908)
Allocation of prior year income to ordinary reserve, loan loss reserve, surplus and transfer from cumulative revaluation account (Note L)				230,882		(247,162)	247,162	(447,607)	216,725		–
Allocation of prior year income to ADF, TASF, RCIF and CCF (Note L)									(180,000)		(180,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)				9,771							9,771
Balance, December 31, 2010	**$ 4,255,678**	**$ (341,130)**	**$ (419,186)**	**$ 10,030,460**	**$ 230,226**	**$ 246,000**	**$ 1,131,756**	**$ 183,521**	**$ 614,489**	**$ (53,345)**	**$ 15,878,469**

Note: Figures may not add to total due to rounding.

Accumulated Other Comprehensive Income (Note L)
For the Years Ended December 31, 2010 and 2009
Expressed in Thousands of United States Dollar

	ASC 815 Adjustments and Amortization		Accumulated Translation Adjustments		Unrealized Investment Holding Gains		Pension/Postretirement Liability Adjustment-ASC 715 and 958		Accumulated Other Comprehensive (Loss) Income	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Balance, January 1	$ (1,620)	$ (958)	$ 6,747	$ (156,805)	$ 683,627	$ 460,599	$ (646,437)	$ (401,557)	$ 42,317	$ (98,721)
Amortization	1,620	(662)	–	–	–	–	–	–	1,620	(662)
Other comprehensive income (loss) for the year	–	–	118,980	163,552	58,629	223,028	(274,891)	(244,880)	(97,282)	141,700
Balance, December 31	$ –	$ (1,620)	$ 125,727	$ 6,747	$ 742,256	$ 683,627	$ (921,328)	$ (646,437)	$ (53,345)	$ 42,317

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—
SUMMARY STATEMENT
December 31, 2010
Expressed in Thousands of

Borrowers/Guarantors	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective[3]	Total Loans	Percent of Total Loans
Afghanistan	$ 69,412	$ –	$ –	$ 69,412	0.10
Armenia	24,800	15,200	170,000	210,000	0.30
Azerbaijan	131,845	430,951	26,578	589,374	0.84
Bangladesh	1,359,505	580,806	800,000	2,740,311	3.89
Bhutan	29,083	21,917	–	51,000	0.07
Cambodia	6,860	–	–	6,860	0.01
People's Republic of China	10,815,086	4,887,836	1,575,733	17,278,655	24.51
Cook Islands	10,018	8,612	–	18,630	0.03
Fiji	108,342	69,967	–	178,309	0.25
Georgia	125,000	25,000	188,000	338,000	0.48
India	9,392,098	3,785,466	1,967,378	15,144,942	21.48
Indonesia	10,345,375	386,796	650,000	11,382,171	16.14
Kazakhstan	723,371	298,627	606,580	1,628,578	2.31
Republic of Korea	52,212	–	–	52,212	0.07
Lao People's Democratic Republic	63,755	1,654	–	65,409	0.09
Malaysia	148,336	–	–	148,336	0.21
Maldives	7,500	–	–	7,500	0.01
Marshall Islands	2,408	–	–	2,408	0.00
Federated States of Micronesia	171	4,626	–	4,797	0.01
Mongolia	6,866	–	–	6,866	0.01
Myanmar	–	–	–	–	–
Nauru	910	–	–	910	0.00
Nepal	4,923	–	–	4,923	0.01
Pakistan	5,226,816	1,744,365	378,800	7,349,981	10.42
Palau	–	–	12,600	12,600	0.02
Papua New Guinea	162,962	103,957	40,900	307,819	0.44
Philippines	4,926,469	227,370	600,000	5,753,839	8.16
Sri Lanka	580,044	808,987	20,000	1,409,031	2.00
Thailand	65,890	238,737	300,000	604,627	0.86
Uzbekistan	545,415	578,096	–	1,123,511	1.59
Viet Nam	995,689	1,602,154	1,412,850	4,010,693	5.69
	45,931,161	15,821,124	8,749,419	70,501,704	99.99
Regional	1,714	6,500	–	8,214	0.01
TOTAL – December 31, 2010	45,932,875	15,827,624	8,749,419	70,509,918	100.00
Allowance for loan losses	(42,505)	–	–	(42,505)	
Unamortized loan origination cost—net	53,441	–	–	53,441	
NET BALANCE – December 31, 2010	**$ 45,943,811**	**$ 15,827,624**	**$ 8,749,419**	**$ 70,520,854**	
Made up of:					
Sovereign Loans	$ 43,634,265	$ 15,260,098	$ 7,642,108	$ 66,536,471	
Nonsovereign Loans					
Private Sector	2,141,113	452,956	973,011	3,567,080	
Public Sector	168,433	114,570	134,300	417,303	
Net Balance – December 31, 2010	$ 45,943,811	$ 15,827,624	$ 8,749,419	$ 70,520,854	
TOTAL – December 31, 2009	$ 41,731,684	$ 16,656,513	$ 6,221,426	$ 64,609,623	
Allowance for loan losses	(103,242)	–	–	(103,242)	
Unamortized loan origination cost—net	84,606	–	–	84,606	
NET BALANCE – December 31, 2009	**$ 41,713,048**	**$ 16,656,513**	**$ 6,221,426**	**$ 64,590,987**	
Made up of:					
Sovereign Loans	$ 39,843,585	$ 16,041,810	$ 5,281,750	$ 61,167,145	
Nonsovereign Loans					
Private Sector	1,788,716	539,703	580,376	2,908,795	
Public Sector	80,747	75,000	359,300	515,047	
Net Balance – December 31, 2009	$ 41,713,048	$ 16,656,513	$ 6,221,426	$ 64,590,987	

[1] Amounts outstanding on the multicurrency fixed lending rate loans totaled $18,378 ($25,689 – 2009), on pool-based loans totaled $8,249,314 ($9,097,034 – 2009) and on LIBOR-based loans and market-based loans totaled $37,665,183 ($32,608,961 – 2009). The average yield on loans was 1.61% (2.67% – 2009).

[2] Refer to the unwithdrawn portions of effective loans as of December 31, 2010. Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totaling $331,488 ($443,627 – 2009).

[3] Refer to approved loans that have not become effective as of December 31, 2010, pending borrowers' compliance with effectiveness conditions specified in the loan regulations and the loan agreements.

[4] Includes undisbursed commitment relating to Revolving Credit Facility of Trade Financing Facilitation Program amounting to $6,500.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES
OF LOANS
and 2009
United States Dollars

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2011	$ 2,727,670	2020	16,512,724
2012	3,222,949	2025	12,981,368
2013	4,685,023	2030	9,300,353
2014	4,488,714	2035	4,110,319
2015	3,435,555	over 2035	295,824
		Total	$ 61,760,499[4]

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2010	2009	Currency	2010	2009
Chinese yuan	$ 245,576	$ 208,196	Pakistan rupee	186	190
Japanese yen	4,933,225	4,923,704	Philippine peso	85,719	90,129
Indian rupee	229,696	242,559	Swiss franc	2,429	2,785
Indonesian rupiah	37,862	12,719	Thailand baht	31,692	-
Kazakhstan tenge	16,279	24,261	United States dollar	40,350,211	36,227,141
			Total	$ 45,932,875	$ 41,731,684

ASIAN DEVELOPMENT BANK—
SUMMARY STATEMENT
December 31, 2010
Expressed in Thousands of

	Borrowings Principal Outstanding[1]		Swap Arrangements[2] Payable (Receivable)[3]		Net Currency Obligation[3]		Weighted Average Cost (%) After Swaps
	2010	2009	2010	2009	2010	2009	
Australian dollar	$ 7,924,666	$ 6,005,773	$ (7,989,734)	$ (6,152,966)	$ (65,068)	$ (147,193)	
Brazilian real	1,014,970	–	(1,021,235)	–	(6,265)	–	
Canadian dollar	1,655,931	1,446,605	(1,702,408)	(1,558,385)	(46,477)	(111,780)	
Chinese yuan	433,424	266,650	112,825	52,083	469,094	278,279	
			(77,155)	(40,454)			
Euro	13,358	43,734	(13,420)	(46,781)	(62)	(3,047)	
Hong Kong dollar	200,488	233,386	(201,745)	(232,868)	(1,257)	518	
Indian rupee	106,264	105,902	24,895	25,330	112,344	107,780	
			(18,815)	(23,452)			
Japanese yen	3,781,235	3,506,655	4,110,480	3,771,793	4,535,568	4,313,597	
			(3,356,147)	(2,964,851)			
Kazakhstan tenge	16,279	24,260	–	–	16,279	24,260	
Malaysian ringgit	336,301	328,627	(337,699)	(307,767)	(1,398)	20,860	
Mexican peso	125,842	155,276	(126,934)	(157,117)	(1,092)	(1,841)	
New Taiwan dollar	–	156,593	–	(157,400)	–	(807)	
New Zealand dollar	259,503	69,335	(263,485)	(70,414)	(3,982)	(1,079)	
Philippine peso	119,604	161,628	–	1,617	4	35,451	
			(119,600)	(127,794)			
Pound sterling	388,590	419,050	(402,544)	(432,377)	(13,954)	(13,327)	
Singapore dollar	437,883	409,453	(441,952)	(410,050)	(4,069)	(597)	
South African rand	3,136,651	3,000,875	(3,169,932)	(3,094,623)	(33,281)	(93,748)	
Swiss franc	912,517	692,611	(521,672)	(248,609)	390,845	444,002	
Thai baht	225,418	334,859	(228,396)	(333,361)	(2,978)	1,498	
Turkish lira	2,496,494	2,181,095	(2,525,698)	(2,351,017)	(29,204)	(169,922)	
United States dollar	28,236,450	22,520,520	21,526,813	19,652,520	42,806,149	35,966,062	
			(6,957,114)	(6,206,978)			
Subtotal	51,821,868	42,062,887	$ (3,700,672)	$ (1,413,921)	$ 48,121,196	$ 40,648,966	0.82
Unamortized discounts/ premiums and transition adjustments	24,250	26,528					
Accumulated translation adjustments							1.29
ASC 815 Adjustments							(0.05)
Total	**$ 51,846,118**	**$ 42,089,415**					2.06

[1] Reported at Fair Value upon adoption of ASC 820/825 effective January 1, 2008, except for unswapped borrowings which are reported at net of principal amount and unamortized discount/premium of zero coupon bonds. The aggregate face amounts and discounted values of zero coupon and deep discount borrowings (in United States dollar equivalents) are:

Currency	Aggregate Face Amount 2010	Aggregate Face Amount 2009	Discounted Value 2010	Discounted Value 2009
Australian dollar	$ 1,555,452	$ 1,188,525	$ 1,366,146	$ 1,042,833
Brazilian real	75,000	–	49,330	–
Canadian dollar	800,000	758,042	730,938	665,320
Philippine peso	–	54,140	–	50,312
South African rand	1,276,835	492,184	980,939	421,250
Swiss franc	522,883	471,712	402,584	345,046
Turkish lira	1,998,714	1,448,688	1,563,670	1,098,943
United States dollar	2,887,736	2,542,802	2,273,842	1,886,080

ORDINARY CAPITAL RESOURCES
OF BORROWINGS
and 2009
United States Dollars

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING[4]

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2011	$ 9,515,053	2020	7,919,812
2012	8,199,993	2025	287,189
2013	8,622,504	2030	2,716,127
2014	8,125,938	2035	41,996
2015	6,417,506	over 2036	-
		Total	$ 51,846,118

INTEREST RATE SWAP ARRANGEMENTS

	Notional Amount	Average Rate (%) Receive	Pay Floating[5]	Maturing Through[6]
Receive Fixed Swaps:				
Australian dollar[7]	$ 61,325	2.64	0.07	2027-2032
Chinese yuan	384,999	3.22	2.49	2015-2020
Indian rupee	111,395	5.40	5.29	2014
United States dollar	23,062,743	2.60	0.35	2011-2043
United States dollar[8]	61,325	2.14	0.05	2016-2027
Receive Floating Swaps:				
Japanese yen	61,325	0.45	0.03	2016-2032
United States dollar	2,307,414	0.31	0.40	2011-2020
Total	$ 26,050,526			

[2] Include currency and interest rate swaps. At December 31, 2010, the remaining maturity of swap agreements ranged from less than one year to 35 years. Approximately 79.12% of the swap receivables and 80.83% of the payables are due before January 1, 2016.

[3] Adjusted by the cumulative effect of the adoption of ASC 815 effective January 1, 2001.

[4] Bonds with put and call options were considered maturing on the first put or call date.

[5] Represent average current floating rates, net of spread.

[6] Swaps with early termination date were considered maturing on the first termination date.

[7] Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.

[8] Consists of dual currency swaps with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—
STATEMENT OF SUBSCRIPTIONS TO
December 31,
Expressed in Thousands of

	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of	Percent	Par Value Of Shares			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
REGIONAL							
Afghanistan	3,585	0.038	$ 55,210	$ 47,849	$ 7,361	38,462	0.329
Armenia	31,671	0.339	487,743	463,303	24,440	66,548	0.570
Australia	614,220	6.571	9,459,172	8,986,121	473,051	649,097	5.555
Azerbaijan	47,208	0.505	727,017	690,580	36,437	82,085	0.703
Bangladesh	108,384	1.160	1,669,146	1,585,676	83,470	143,261	1.226
Bhutan	660	0.007	10,164	9,533	631	35,537	0.304
Brunei Darussalam	12,462	0.133	191,919	178,428	13,491	47,339	0.405
Cambodia	5,250	0.056	80,852	74,106	6,745	40,127	0.343
People's Republic of China	684,000	7.318	10,533,805	10,006,946	526,860	718,877	6.153
Cook Islands	282	0.003	4,343	4,127	216	35,159	0.301
Fiji	7,218	0.077	111,159	105,600	5,560	42,095	0.360
Georgia	36,243	0.388	558,153	530,202	27,952	71,120	0.609
Hong Kong, China	57,810	0.618	890,291	845,754	44,538	92,687	0.793
India	672,030	7.190	10,349,464	9,831,890	517,573	706,907	6.050
Indonesia	578,100	6.185	8,902,913	8,457,691	445,223	612,977	5.246
Japan	1,656,630	17.723	25,512,599	24,236,700	1,275,899	1,691,507	14.477
Kazakhstan	85,608	0.916	1,318,389	1,252,445	65,944	120,485	1.031
Kiribati	426	0.005	6,561	6,237	323	35,303	0.302
Republic of Korea	534,738	5.721	8,235,126	7,823,306	411,819	569,615	4.875
Kyrgyz Republic	31,746	0.340	488,898	464,442	24,456	66,623	0.570
Lao People's Democratic Republic	1,476	0.016	22,731	21,314	1,417	36,353	0.311
Malaysia	289,050	3.092	4,451,457	4,228,830	222,627	323,927	2.772
Maldives	426	0.005	6,561	6,237	323	35,303	0.302
Marshall Islands	282	0.003	4,343	4,127	216	35,159	0.301
Federated States of Micronesia	142	0.002	2,187	2,033	154	35,019	0.300
Mongolia	1,596	0.017	24,579	23,347	1,232	36,473	0.312
Myanmar	57,810	0.618	890,291	845,754	44,538	92,687	0.793
Nauru	426	0.005	6,561	6,237	323	35,303	0.302
Nepal	15,606	0.167	240,337	228,309	12,028	50,483	0.432
New Zealand	163,020	1.744	2,510,557	2,385,014	125,543	197,897	1.694
Pakistan	231,240	2.474	3,561,165	3,383,076	178,089	266,117	2.278
Palau	342	0.004	5,267	5,005	262	35,219	0.301
Papua New Guinea	9,960	0.107	153,387	145,733	7,654	44,837	0.384
Philippines	252,912	2.706	3,894,921	3,700,153	194,768	287,789	2.463
Samoa	116	0.001	1,786	1,602	185	34,993	0.299
Singapore	12,040	0.129	185,420	172,437	12,982	46,917	0.402
Solomon Islands	708	0.008	10,903	10,364	539	35,585	0.305
Sri Lanka	61,560	0.659	948,042	900,625	47,418	96,437	0.825
Taipei,China	115,620	1.237	1,780,583	1,691,554	89,029	150,497	1.288
Tajikistan	30,402	0.325	468,200	444,730	23,470	65,279	0.559
Thailand	144,522	1.546	2,225,682	2,114,369	111,313	179,399	1.535
Timor-Leste	1,050	0.011	16,170	15,354	816	35,927	0.307
Tonga	426	0.005	6,561	6,237	323	35,303	0.302
Turkmenistan	26,874	0.288	413,868	393,123	20,744	61,751	0.529
Tuvalu	50	0.001	770	708	62	34,927	0.299
Uzbekistan	71,502	0.765	1,101,152	1,046,081	55,071	106,379	0.910
Vanuatu	708	0.008	10,903	10,364	539	35,585	0.305
Viet Nam	12,076	0.129	185,974	164,645	21,329	46,953	0.402
Total Regional (Forward)	**6,670,213**	**71.361**	**102,723,281**	**97,558,298**	**5,164,983**	**8,344,309**	**71.417**

ORDINARY CAPITAL RESOURCES
CAPITAL STOCK AND VOTING POWER
2010
United States Dollars

	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of	Percent	Par Value Of Shares			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
Total Regional (Forward)	**6,670,213**	**71.361**	**102,723,281**	**97,558,298**	**5,164,983**	**8,344,309**	**71.417**
NONREGIONAL							
Austria	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Belgium	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Canada	555,258	5.940	8,551,140	8,123,504	427,636	590,135	5.051
Denmark	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Finland	36,120	0.386	556,259	528,446	27,813	70,997	0.608
France	247,068	2.643	3,804,921	3,614,635	190,286	281,945	2.413
Germany	459,204	4.913	7,071,879	6,718,211	353,668	494,081	4.229
Ireland	12,040	0.129	185,420	172,376	13,044	46,917	0.402
Italy	191,850	2.052	2,954,548	2,806,782	147,766	226,727	1.940
Luxembourg	36,120	0.386	556,259	528,384	27,875	70,997	0.608
Netherlands	108,882	1.165	1,676,815	1,592,961	83,855	143,759	1.230
Norway	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Portugal	12,040	0.129	185,420	172,376	13,044	46,917	0.402
Spain	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Sweden	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Switzerland	20,650	0.221	318,016	295,732	22,284	55,527	0.475
Turkey	12,040	0.129	185,420	172,437	12,982	46,917	0.402
United Kingdom	216,786	2.319	3,338,569	3,171,615	166,955	251,663	2.154
United States	552,210	5.908	8,504,200	7,908,639	595,560	587,087	5.025
Total Nonregional	**2,676,988**	**28.639**	**41,226,418**	**38,976,773**	**2,249,645**	**3,339,651**	**28.583**
TOTAL	**9,347,201**	**100.000**	**$ 143,949,700**	**$ 136,535,071**	**$ 7,414,629**	**$ 11,683,960**	**100.000**

Note: (i) Figures may not add to total due to rounding. (ii) On January 26, 2011, the Board of Directors approved the extension of the subscription deadline for the fifth general capital increase to June 30, 2011.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration.

ADB conducts its operations through the ordinary capital resources (OCR) and Special Funds (See Note Q). Mobilizing financial resources, including cofinancing, is another integral part of ADB's operational activities, where ADB, alone or jointly, administers on behalf of donors funds provided for specific uses.

ADB's OCR operations comprise loans, equity investments, and guarantees. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. ADB's policy on lending limitations limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves and surplus. At December 31, 2010 and 2009, the total of such loans, equity investments, and guarantees aggregated approximately 30.2% and 59.1%, respectively, of the total subscribed capital, reserves, and surplus.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At December 31, 2010, such equity investments represented approximately 7.9% (6.8% – 2009) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the OCR are prepared in accordance with accounting principles generally accepted in the United States of America.

Certain reclassifications of prior year's amounts and information have been made to conform to the current year's presentation. ADB reclassified amounts relating to Receivables from Members of $142,181,000 as of December 31, 2009 from Assets to Capital and Reserves under Nonnegotiable, noninterest–bearing demand obligation on account of subscribed capital.

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies of ADB as these are the currencies of the primary economic environment in which OCR generates and expends cash. The reporting currency is the United States dollar (USD).

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than USD to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, translations of assets, liabilities, capital, and reserves denominated in non-USD are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments, other than those relating to the non-functional currencies (Note M) and to the maintenance of Special Drawing Right (SDR) capital values (Notes K and L), are charged or credited to "Accumulated translation adjustments" and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United States dollars of the weight and fineness in effect on January 31, 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until March 31, 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since April 1, 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in current United States dollars as determined by the IMF, with each share valued at SDR10,000.

As of December 31, 2010, the value of the SDR in terms of the current United States dollar was $1.54003 ($1.56199 – 2009) giving a value for each share of ADB's capital equivalent to $15,400.30 ($15,619.90 – 2009).

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." ASC 815 requires that derivative instruments be recorded in the Balance Sheet as either assets or liabilities measured at fair value.

In applying ASC 815, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

Investments

All investment securities and negotiable certificate of deposits held by ADB other than derivative instruments are considered by management to be "Available for Sale" and are reported at fair value. Time deposits are reported at cost, which is a reasonable estimate of their fair value. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in revenue from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to exchange traded futures, realized gains or losses are reported in the Statement of Income and Expenses under "NET REALIZED GAINS (LOSSES) FROM INVESTMENTS."

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premiums and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investments. Impairment losses are not reversed for subsequent recoveries in the value of the investments, until it is sold.

Securities Transferred Under Repurchase Agreement and Securities Purchased Under Resale Arrangement

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans

ADB's loans are made to or guaranteed by members, with the exception of nonsovereign loans, and have loan term ranging between 5 and 32 years. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB's principle of cost pass-through pricing, the funding cost margin is passed to LIBOR-based loan borrowers as a surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on non-accruing loans are included in income only to the

extent that payments have been received by ADB. Accordingly, loan is reinstated to accrual status when all the principal, interest and other charges due on the loan have been paid. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB's periodic evaluation of the adequacy of the allowance for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for more than one year for sovereign loans. Specific provision for sovereign loan losses is written-back when the borrower's arrears have been fully settled and the borrower has re-established regular loan service payments. The nonsovereign loans are individually reviewed and subject to provisioning when the loan is considered impaired. The valuation allowance is determined based on the difference between the loan carrying value and present value of expected future cash flows discounted at the loan's effective interest rate. Starting 2010, ADB has expanded the provisioning policy for nonsovereign loans to include collective provisions based on the credit risk ratings and probability of default and assumed loss given default.

ADB establishes a loss reserve for both sovereign and nonsovereign credit exposures to be used as a basis for capital adequacy against expected losses in loans and guarantees. The amount of expected loss pertaining to credit exposures that are not impaired or subject to collective provision is recorded as loss reserve in the equity section of the balance sheet. Any adjustment to loan loss reserve following this methodology is subject to the approval of the Board of Governors.

Effective 2000, ADB levied front-end fees on all new sovereign loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. Front-end fees were waived on sovereign loans approved from 2004 and were eliminated for sovereign loans negotiated on and after October 1, 2007.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB provides guarantees under its sovereign and nonsovereign operations. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

For guarantees issued and modified on or after January 1, 2003, ADB recognizes at the inception of a guarantee, a liability for the stand-by ready obligation to perform on guarantees. Front-end fee income on guarantees received is deferred and amortized over the term of the guarantee contract. ADB records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in "Miscellaneous liabilities" on the Balance Sheet.

Collateral

ADB may require collateral from individual swap counterparties in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. It is the policy of ADB to restrict the

collateral received from swap counterparties for fulfilling its obligations under the collateral agreement. ADB records the restricted cash in "OTHER ASSETS" with a corresponding obligation to return the cash in "ACCOUNTS PAYABLE AND OTHER LIABILITIES." Collateral received in the form of liquid securities is disclosed in Note H and not recorded on OCR's Balance Sheet.

Equity Investments

Investments in equity securities with readily determinable market price are considered "Available for Sale" and are reported at fair value, with unrealized gains and losses reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

ADB applies the equity method of accounting to investments where it has the ability to exercise influence such as in limited liability partnerships (LLPs) and certain limited liability companies (LLCs) that maintain a specific ownership account for each investor in accordance with ASC 323-30 "Partnerships, Joint Ventures, and Limited Liability Entities" and direct equity investment that fall under purview of ASC 323 "Investments—Equity Method and Joint Ventures."

Investments in equity securities without readily determinable fair values are reported at cost or at written down value. These investments are assessed each quarter to reflect the amount that can be realized using valuation techniques appropriate to the market and industry of each investment. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments, until it is sold.

Variable Interest Entities

ADB complies with ASC 810, "Consolidated Financial Statements." ASC 810 requires an entity to consolidate and provide disclosures for any Variable Interest Entity (VIE) for which it is the primary beneficiary. On January 1, 2010, ASC 810 was amended to define the primary beneficiary to the entity that both has the (i) power to direct the activities that most significantly impact the economic performance of the VIE and the (ii) obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Prior to this amendment, the standard required the entity that would absorb the majority of VIE's expected losses or receive a majority of expected residual return to be deemed as the primary beneficiary of the VIE. Variable interests can arise from equity investments, loans, and guarantees. ADB is required to disclose information about its involvement in VIE where ADB holds significant variable interest (see Note R).

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense. Land is stated at cost and is not amortized.

Borrowings

Borrowings are used as one of the sources to provide funds for ADB's operations. ADB diversifies its funding sources across markets, instruments, and maturities. ADB simultaneously enters into currency and/or interest rate swaps for asset/liability management.

Effective January 1, 2008, ADB reports all borrowings that have associated derivative instruments at fair value (FV), including ADB's credit risk (as a credit spread) by currency. Changes in FV are reported in net income. Legacy borrowings that do not have associated swaps continue to be reported at amortized cost.

For presentation purposes, amortization of discounts and premiums and issuance costs associated with new borrowings are deferred and amortized over the period during which the borrowing is outstanding.

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets, including the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. This update is applicable at the start of an entity's first fiscal year beginning after November 15, 2009, or January 1, 2010 for entities reporting earnings on a calendar-year basis. Note B provides the required disclosure in compliance with this update.

In December 2009, the FASB issued ASU 2009-17, *"Consolidations (Topic 810) – Improvement to Financial Reporting by Enterprises Involved with Variable Interest Entities."* This standard updates certain requirements of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" relating to enterprises involved with variable interest entities (VIEs). This update is applicable at the start of an entity's first fiscal year beginning after November 15, 2009, or January 1, 2010 for entities reporting earnings on a calendar-year basis. Except for its disclosure requirements, the application of this update however, was subsequently deferred (*ASU 2010-10, February 2010*) for reporting enterprises' interests in entities that meet certain conditions (i.e. has the attributes of an investment company, or applies measurement principles consistent with those followed by investment companies; does not have explicit or implicit obligation to fund losses of an entity; is not a securitization or an asset-backed financing entity, or formerly considered a qualifying special purpose entity). This update did not have a material impact on OCR's financial statements at December 31, 2010 except for the additional disclosure in Note R.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting period beginning after December 15, 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Note P provides the required disclosures in compliance to the updates for Levels 1 and 2.

In July 2010, the FASB issued ASU 2010-20, *"Receivable (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the related allowance for credit losses. Existing guidance is amended to require an entity to provide a greater level of disaggregated information about the credit quality

of its financing receivables and allowance for credit losses. As a result of these amendments, ADB is required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The improvement will help financial statement users assess an entity's credit risk exposures and its allowance for credit losses. The disclosures are effective for interim and annual reporting periods ending on or after December 15, 2010. Note E provides the required disclosures.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consist of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of member countries' promissory notes, and (iii) clearing accounts.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 42 DMCs for 2010 (42 – 2009), cash in banks (due from banks) totaling $75,203,000 ($70,955,000 – 2009) may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, one member (one – 2009) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. As such, cash in banks (due from banks) and investment totaling $198,000 and $3,088,000 ($7,000 and $126,000 – 2009), respectively, have been restricted.

The cash paid in nonconvertible local currencies for the subscriptions of members are recorded as currencies maybe restricted under Due from Banks.

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 2006.

ADB may purchase and sell exchange traded financial futures and option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities, and financial futures. Accordingly, financial futures are held for risk management purposes. At December 31, 2010, the notional amount of outstanding purchase and sales futures contracts were $3,000,000 and $7,000,000, respectively, ($4,000,000 and $5,200,000 respectively – 2009).

Included in "Other securities" as of December 31, 2010 were corporate bonds and other debt securities amounting to $1,195,509,000 ($971,551,000 – 2009) and asset/mortgage-backed securities of $929,577,000 ($851,450,000 – 2009).

The currency compositions of the investment portfolio as of December 31, 2010 and 2009 expressed in United States dollars are as follows:

Currency	2010	2009
Australian dollar	$ 666,185,000	$ 542,274,000
Canadian dollar	330,735,000	306,053,000
Euro	950,746,000	953,703,000
Japanese yen	2,427,673,000	1,122,375,000
New Zealand dollar	251,227,000	222,412,000
Swiss franc	437,811,000	486,922,000
United States dollar	12,582,676,000	10,104,630,000
Others	606,306,000	385,210,000
Total	$ 18,253,359,000	$ 14,123,579,000

The estimated fair value and amortized cost of the investments by contractual maturity at December 31, 2010 are as follows:

	2010		2009	
	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 6,366,579,000	$ 6,349,386,000	$ 4,361,349,000	$ 4,344,009,000
Due after one year through five years	9,833,354,000	9,584,033,000	7,999,187,000	7,770,916,000
Due after five years through ten years	2,028,176,000	1,971,706,000	1,763,043,000	1,678,190,000
Due after ten years through fifteen years	25,250,000	24,484,000	—	—
Total	$ 18,253,359,000	$ 17,929,609,000	$ 14,123,579,000	$ 13,793,115,000

Additional information relating to investments in government and government-guaranteed obligations and other securities are as follows:

	2010	2009
As of December 31		
Amortized cost	$ 15,643,835,000	$ 11,801,133,000
Estimated fair value	15,967,586,000	12,131,597,000
Gross unrealized gains	354,897,000	336,922,000
Gross unrealized losses	(31,148,000)	(6,459,000)
For the years ended December 31:		
Change in net unrealized (losses) gains from prior year	(6,714,000)	7,123,000
Proceeds from sales	5,202,162,000	7,364,180,000
Gross gain on sales	58,185,000	52,746,000
Gross loss on sales	(31,288,000)	(22,205,000)

This table describes a listing of investments that sustained unrealized losses as of December 31, 2010. Three government and government-guaranteed obligations (nil – 2009), one mortgage/asset-backed security (one – 2009), and none in corporate obligation (one – 2009) sustained unrealized losses for over one year, representing 0.31% (0.04% – 2009) of the total investments. Comparative details for 2010 and 2009 are as follows:

	One year or less		Over one year		Total	
For the year 2010	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$ 3,521,005,000	$ 23,028,000	$ 59,698,000	$ 456,000	$ 3,580,703,000	$ 23,484,000
Corporate bonds	351,855,000	3,366,000	–	–	351,855,000	3,366,000
Mortgage/Asset-backed securities	139,631,000	3,852,000	204,000	26,000	139,835,000	3,878,000
Others	6,939,000	420,000	–	–	6,939,000	420,000
Total	$ 4,019,430,000	$ 30,666,000	$ 59,902,000	$ 482,000	$ 4,079,332,000	$ 31,148,000

	One year or less		Over one year		Total	
For the year 2009	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$ 666,140,000	$ 3,992,000	$ –	$ –	$ 666,140,000	$ 3,992,000
Corporate bonds	54,951,000	403,000	4,948,000	52,000	59,899,000	455,000
Mortgage/Asset-backed securities	210,608,000	1,993,000	226,000	19,000	210,834,000	2,012,000
Others	–	–	–	–	–	–
Total	$ 931,699,000	$ 6,388,000	$ 5,174,000	$ 71,000	$ 936,873,000	$ 6,459,000

Asset/Mortgage-backed Securities: Asset/Mortgage-backed securities are instruments whose cash flows are based on the cash flows of a pool of underlying assets or mortgage loans managed by a trust.

Investment related receivables and payables included in "OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are related to unsettled trades.

NOTE E—LOANS

Loans

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments and interest discounted at the applicable market yield curves for ADB's borrowing cost plus lending spread.

The carrying amount and estimated fair value of loans outstanding at December 31, 2010 and 2009 are as follows:

	2010		2009	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate multicurrency loans	$ 15,863,000	$ 18,134,000	$ 18,482,000	$ 21,836,000
Pool-based single currency (¥) loans	2,391,854,000	2,694,778,000	2,614,908,000	2,987,112,000
Pool-based single currency (US$) loans	5,856,886,000	6,828,121,000	6,478,790,000	7,413,139,000
LIBOR-based loans	37,049,539,000	37,240,879,000	32,017,282,000	32,240,387,000
Fixed rate loans	2,479,000	2,603,000	7,207,000	7,795,000
Local currency loans	627,120,000	634,309,000	576,379,000	565,187,000
Loan arising from guarantee call	70,000	70,000	–	–
Total	$ 45,943,811,000	$ 47,418,894,000	$ 41,713,048,000	$ 43,235,456,000

Prior to July 1, 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective July 1, 1986, ADB adopted a multicurrency pool-based variable lending rate system. In July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to sovereign and nonsovereign borrowers. The outstanding balances of pool-based multicurrency loans were subsequently transformed into pool-based single currency loans in Japanese yen, effective January 1, 2004.

Commencing July 1, 2001, ADB introduced LIBOR-based loans (LBLs) in the following currencies – euro, Japanese yen, and United States dollar. The LBL lending facility offers borrowers (i) choice of currency and interest rate basis; (ii) flexibility to change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iii) options to cap or collar the floating lending rate at any time during the life of the loan. With the introduction of LBLs, all prior loan windows are no longer offered to borrowers. ADB enhanced the LBL lending facility to sovereign LBLs negotiated after January 1, 2007, offering additional major currencies that ADB can efficiently intermediate, and additional repayment options, including (i) annuity method with various discount factors, (ii) straight-line repayment, (iii) bullet repayment, and (iv) custom-tailored repayment.

In November 2002, ADB started to offer local currency loan (LCL) to nonsovereign borrowers and extended the LCL to sovereign borrowers in 2005.

In June 2009, ADB established a Countercyclical Support Facility (CSF) in response to the global economic crisis that spread to Asia and the Pacific. Loans approved under the CSF carry a lending spread of 2.0% that are charged above ADB's average funding cost and have a maturity of 5 years, including a 3-year grace period. As of December 31, 2010, five sovereign loans totaling $2,500,000,000 were outstanding.

During 2010, ADB received prepayments for four loans (two loans – 2009) amounting to $33,483,000 ($6,720,000 – 2009) and collected prepayment premiums of $6,000 ($74,000 – 2009). 83% of the prepaid amounts in 2010 were LIBOR-based loans compared to 77% for pool-based single currency US dollar loans in 2009.

Loan Charges

In April 2010, the Board of Directors approved for all LIBOR-based loans to sovereign borrowers or with sovereign guarantees and local currency loans with sovereign guarantees (i) that are negotiated from July 1, 2010 to and including June 30, 2011, that the credit of 0.4% be reduced to 0.3% for the duration of the loan, to result in an effective contractual spread of 30 basis points over the base lending rate; and (ii) that are negotiated from July 1, 2011, that the credit of 0.4% be reduced to 0.2% for the duration of the loan, to result in an effective contractual spread of 40 basis points over the base lending rate.

For loans negotiated before July 1, 2010 and on after October 1, 2007, the credit of 0.4% for the duration of the loan, resulting in an effective contractual spread of 0.2% continues to apply. In December 2010, with respect to all loans negotiated before October 1, 2007, the Board approved for borrowers or guarantors under ADB's sovereign operations that do not have any OCR loans in arrears with ADB, the continuation of waiver of 0.2% of the lending spread on outstanding loans that carry a lending spread of 0.6% to be applicable to all interest periods up to December 31, 2011. This extends the previous waivers that have been provided since July 2004.

For loans negotiated before January 1, 2007, a flat commitment fee of 0.75% was charged for sovereign program loans and a progressive commitment fee of 0.75% was maintained for sovereign project loans. In October 2006, the Board approved a change in the commitment charge policy for sovereign project loans negotiated after January 1, 2007, from 0.75% on a progressive structure of undisbursed loan balances to a flat commitment fee of 0.35% on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 0.1% of the commitment charge on the undisbursed balances of sovereign project loans negotiated after January 1, 2007 and 0.5% of the commitment charge on the undisbursed balances of sovereign program loans. ADB has extended to provide waivers on commitment charges up to December 31, 2011. In December 2007, the Board approved the reduction of the commitment charge from 0.75% for sovereign program loans and 0.35% for sovereign project loans to a flat commitment fee of 0.15% for both sovereign program and project loan negotiated on or after October 1, 2007, and eliminated the waiver mechanism for such loans.

Since 1988, ADB has charged front-end fees for nonsovereign loans. Effective January 1, 2000, ADB levied front-end fee of 1% for sovereign loans for which the loan negotiations are completed after that date. In 2004, the Board approved the waiver of the entire 1% front-end fee on all new sovereign loans. In December 2007, the Board approved the elimination of the front-end fee for sovereign loans.

The front-end fees received on nonsovereign loans for the year ended December 31, 2010 were $6,930,000 ($3,602,000 – 2009).

Loans in Non-accrual Status

Two nonsovereign loans were in non-accrual status as of December 31, 2010 (three – 2009). The principal outstanding at that date was $31,861,000 ($38,408,000 – 2009) of which $30,028,000 ($18,988,000 – 2009) was overdue. Loans in non-accrual status resulted in $285,000 ($1,139,000 – 2009) not being recognized as income from nonsovereign loans for the year ended December 31, 2010.

There were no sovereign loans in non-accrual status in 2010 and 2009.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2010 and 2009

An analysis of the age of the recorded loan outstanding that are past due as of December 31, 2010 and 2009 is as follows:

	Overdue Loan Service Payments				
	1-90 Days	> 90 Days	Total	Current	Total Loans
2010					
Sovereign Loans	$ 1,980,000	$ –	$ 1,980,000	$ 43,565,048,000	$ 43,567,028,000
Nonsovereign Loans	9,396,000	20,817,000	30,213,000	2,335,634,000	2,365,847,000
Total	$ 11,376,000	$ 20,817,000	$ 32,193,000	$ 45,900,682,000	$ 45,932,875,000
Allowance for loan losses					(42,505,000)
Unamortized direct loan origination fees–net					53,441,000
Loans Outstanding					**45,943,811,000**
2009					
Sovereign Loans	$ 101,000	$ –	$ 101,000	$ 39,753,272,000	$ 39,753,373,000
Nonsovereign Loans	8,836,000	20,842,000	29,678,000	1,948,633,000	1,978,311,000
Total	$ 8,937,000	$ 20,842,000	$ 29,779,000	$ 41,701,905,000	$ 41,731,684,000
Allowance for loan losses					(103,242,000)
Unamortized direct loan origination fees–net					84,606,000
Loans Outstanding					**41,713,048,000**

As of December 31, 2010, there are no loans 90 days or greater past due still accruing ($10,500,000 – 2009).

Undisbursed loan commitments and an analysis of loans by borrowers as of December 31, 2010 are shown in Appendix V. The carrying amounts of loan outstanding by loan products at December 31, 2010 and 2009 are as follows:

	2010	2009
Sovereign Loans		
Fixed rate multicurrency loans	$ 15,863,000	$ 18,482,000
Pool-based single currency (¥) loans	2,391,854,000	2,614,908,000
Pool-based single currency (US$) loans	5,857,460,000	6,482,126,000
LIBOR-based loans	35,301,851,000	30,637,857,000
	43,567,028,000	39,753,373,000
Allowance for loan losses	–	(2,723,000)
Unamortized direct loan origination cost—net	67,237,000	92,935,000
	67,237,000	90,212,000
Subtotal	43,634,265,000	39,843,585,000
Nonsovereign Loans		
Fixed rate loans	2,515,000	7,207,000
LIBOR-based loans	1,716,322,000	1,393,050,000
Local currency loans	646,824,000	577,864,000
Others	186,000	190,000
	2,365,847,000	1,978,311,000
Allowance for loan losses	(42,505,000)	(100,519,000)
Unamortized front-end fee—net	(13,796,000)	(8,329,000)
	(56,301,000)	(108,848,000)
Subtotal	2,309,546,000	1,869,463,000
Total	$ 45,943,811,000	$ 41,713,048,000

Allowance for Loan Losses

ADB has not suffered any losses of principal on sovereign loans to date. During the year, $2,723,000 loan loss provision was written back on one loan ($1,633,000 on two loans – 2009) and no accumulated loan loss provision for sovereign loans as of December 31, 2010 ($2,723,000 – 2009).

Loan loss provisions for nonsovereign loans totaling $40,390,000 were charged during the year ($95,931,000 – 2009) mainly due to the recognition of collective loan loss provision for the probable impairment of the credit exposure on the outstanding loans that are evaluated but are not individually considered impaired.

The changes in the allowance for loan losses during 2010 and 2009 as well as information pertaining to loans which were subject to specific allowance for loan losses are as follows:

	2010			2009		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for Credit Losses:						
Beginning balance	$ 2,723,000	$ 100,519,000	$ 103,242,000	$ 4,356,000	$ 4,818,000	$ 9,174,000
Provision during the year	–	40,390,000	40,390,000	–	95,931,000	95,931,000
Written back/off	(2,723,000)	(98,850,000)	(101,573,000)	(1,633,000)	(267,000)	(1,900,000)
Translation adjustment	–	446,000	446,000	–	37,000	37,000
Ending Balance	$ –	$ 42,505,000	$ 42,505,000	$ 2,723,000	$ 100,519,000	$ 103,242,000
Ending balance individually evaluated for impairment	$ –	$ 9,152,000	$ 9,152,000	$ 2,723,000	$ 100,519,000	$ 103,242,000
Ending balance collectively evaluated for impairment	$ –	$ 33,353,000	$ 33,353,000	$ –	$ –	$ –
Loans:						
Ending Balance	$ 43,567,028,000	$ 2,365,847,000	$ 45,932,875,000	$ 39,753,373,000	$ 1,978,311,000	$ 41,731,684,000
Ending balance individually evaluated for impairment	$ –	$ 32,046,000	$ 32,046,000	$ 2,723,000	$ 127,033,000	$ 129,756,000
Ending balance collectively evaluated for impairment	$ –	$ 2,333,801,000	$ 2,333,801,000	$ –	$ –	$ –

Allowances are set up for all impaired loans. The recorded loan receivables in the impaired loans with related allowance for loan losses during 2010 and 2009 are as follows:

	2010			2009		
	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign Loans	$ –	$ –	$ –	$ 2,723,000	$ –	$ 2,723,000
Nonsovereign Loans	32,046,000	30,213,000	9,152,000	127,033,000	29,678,000	100,519,000

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or if its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB is exposed to credit risks in the loan portfolios of the borrowers falling in arrears on payments. ADB manages country risk for lending operations through continuous monitoring of creditworthiness of the borrowers and rigorous capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14, with 1 denoting the lowest expectation of credit risks and 14 denoting that the borrower has defaulted. The rating scale corresponds directly to the rating scales used by international rating agencies. For sovereign loans, ADB generally uses the average sovereign ratings assigned by external rating agencies which are mapped to ADB's internal scale. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risks in the portfolio, derive the expected losses in the loan portfolio, and monitor the capital adequacy.

The following table summarizes the credit quality of sovereign and nonsovereign loans. High credit risk includes $32,046,000 in nonsovereign loans that were considered impaired ($2,723,000 sovereign and $127,033,000 nonsovereign loans – 2009).

Risk Class	Risk Rating	Sovereign Loans 2010	Sovereign Loans 2009	Nonsovereign Loans 2010	Nonsovereign Loans 2009
Low credit risk	1 - 5 (AAA to BBB-)	$ 20,100,832,000	$ 17,560,827,000	$ 705,631,000	$ 686,939,000
Medium credt risk	6 – 11 (BB+ to B-)	23,444,532,000	22,170,511,000	1,378,401,000	879,091,000
High credit risk	12 – 14 (CCC+ to D)	21,664,000	22,035,000	281,815,000	412,281,000
Total		$ 43,567,028,000	$ 39,753,373,000	$ 2,365,847,000	$ 1,978,311,000

As of December 31, 2010, ADB had a significant concentration of credit risk to Asia and the Pacific region associated with loan products. The credit exposure determined based on fair value of loans and including the outstanding guarantees amounted to $49,388,003,000 ($44,834,297,000 – 2009).

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances. These loans are not recorded as part of OCR's Balance Sheet.

Loans administered by ADB on behalf of participating institutions as of December 31, 2010 and 2009 are as follows:

	2010 Amount	2010 No.of Loans	2009 Amount	2009 No.of Loans
Sovereign loans	$ 1,055,810,000	40	$ 603,885,000	34
Nonsovereign loans	356,701,000	10	386,129,000	11
Total	$ 1,412,511,000	50	$ 990,014,000	45

During the year ended December 31, 2010, a total of $105,000 ($105,000 – 2009) was received as compensation for arranging and administering such loans. This amount has been included in "Revenue from other sources."

NOTE F—GUARANTEES

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) partial credit guarantees where certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counterguarantee takes the form of a counter-guarantors' agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

The maturity of the underlying instruments for which ADB provided the partial credit guarantees is generally 10 or more years. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

As of December 31, 2010, total loan arising from guarantee call was $186,000 ($190,000 – 2009) with corresponding allowance for losses of $116,000 ($190,000 – 2009). None of the outstanding amounts as of December 31, 2010 and 2009 were subject for call.

The committed and outstanding amounts of these guarantee obligations as of December 31, 2010 and 2009 covered:

	2010		2009	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 1,353,617,000	$ 1,270,701,000	$ 1,233,264,000	$ 1,131,563,000
without counterguarantee	797,232,000	565,179,000	547,095,000	319,466,000
	2,150,849,000	1,835,880,000	1,780,359,000	1,451,029,000
Political Risk Guarantees				
with counterguarantee	143,317,000	112,870,000	143,539,000	120,607,000
without counterguarantee	36,555,000	19,409,000	46,715,000	26,255,000
	179,872,000	132,279,000	190,254,000	146,862,000
Others	950,000	950,000	950,000	950,000
Total	$ 2,331,671,000	$ 1,969,109,000	$ 1,971,563,000	$ 1,598,841,000

The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of the year, exclusive of the standby portion.

As of December 31, 2010, a total liability of $17,604,000 ($38,710,000 – 2009) relating to stand-by ready obligation for three partial credit risk guarantees (four – 2009) and three political risk guarantees (three – 2009) has been included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES" – "Miscellaneous" on the Balance Sheet for all guarantees issued after December 31, 2002.

For one (one – 2009) partial credit guarantee with nonsovereign counter-guarantee, ADB received collateral from the counter-guarantor in the form of common shares of stocks. The shares of stocks are held on pledged position by a custodian in favor of ADB, with an underlying agreement for the counter-guarantor to ensure that the market value of the shares held in custody will cover the guaranteed amount at all times.

NOTE G—EQUITY INVESTMENTS

Equity investments in which ADB has the ability to exercise significant influence in the operation of the investees are accounted under the equity method. This includes equity investments in limited partnerships and certain limited liability corporations. As of December 31, 2010, equity investments reported under the equity method amounted to $434,805,000 ($226,992,000 – 2009).

As of December 31, 2010, there were eight (six – 2009) equity investments which were reported at fair value totaling $491,637,000 ($461,552,000 – 2009). There were no investments that sustained unrealized losses in 2009 and 2010.

Net unrealized gains on equity investments reported at market value were $384,440,000 at December 31, 2010 ($332,044,000 – 2009) and were reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Approved equity investment facility that has not been disbursed was $471,456,000 at December 31, 2010 ($433,365,000 – 2009).

NOTE H—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios. The fair value of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements usually match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements usually match the terms of particular borrowings.

FX swaps: Under a typical foreign exchange swap, ADB agrees to make payment in one currency while the counterparty agrees to make payment in another currency, on the basis of agreed spot and forward rates. The terms of ADB's FX swaps agreement usually match the terms of particular investments.

Exchange Traded Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are generally settled daily in cash. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the future contracts. As of December 31, 2010, net payments on future contracts amounted to $398,000 ($83,000 – 2009).

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources.

Fair Value of Derivative Instruments

The table below provides information on the fair value amounts and the location of ADB's derivative instruments on the Balance Sheet as of December 31, 2010 and 2009:

	Derivative Assets			Derivative Liabilities		
	Balance Sheet Location	Fair Value 2010	Fair Value 2009	Balance Sheet Location	Fair Value 2010	Fair Value 2009
Futures	Investments - Other securities					
Futures		$ (4,081,000)	$ (1,105,000)			
Futures - offset		4,081,000	1,105,000			
Total		-	-			
Borrowings related swaps	Receivable from Swaps - Borrowings			Payable for Swaps - Borrowings		
Currency swaps		25,187,815,000	21,333,525,000		$ 22,464,043,000	$ 20,553,527,000
Interest rate swaps		4,287,870,000	3,583,739,000		3,310,970,000	2,949,816,000
Total		29,475,685,000	24,917,264,000		25,775,013,000	23,503,343,000
Investment related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		543,871,000	539,530,000		703,710,000	666,997,000
Interest rate swaps		98,572,000	121,735,000		140,782,000	159,256,000
FX swaps		724,951,000	-		741,597,000	-
Total		1,367,394,000	661,265,000		1,586,089,000	826,253,000
Loans related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		320,421,000	265,357,000		318,178,000	263,000,000
Interest rate swaps		93,243,000	118,232,000		173,574,000	204,907,000
Total		413,664,000	383,589,000		491,752,000	467,907,000
Total derivatives not designated as hedging instruments		$ 31,256,743,000	$ 25,962,118,000		$ 27,852,854,000	$ 24,797,503,000

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

	Location of Gain (Loss) recognized in Income on Derivatives	Amount of Gain (Loss) recognized in Income on Derivatives	
		2010	2009
Futures	Net Realized Gains (Losses)	$ (398,000)	$ (83,000)
Investment related swaps			
Currency swaps	Net Unrealized Gains (Losses)	3,703,000	(15,508,000)
	Revenue from Investments	(7,124,000)	(694,000)
	Net Realized Gains from Investments	7,128,000	
Interest rate swaps	Net Unrealized Gains (Losses)	(4,576,000)	25,374,000
	Revenue from Investments	(5,801,000)	(5,429,000)
	Net Realized Gains from Investments	177,000	–
FX swaps	Net Unrealized Gains (Losses)	975,000	262,000
	Revenue from Investments	6,335,000	2,849,000
		817,000	6,854,000
Loans related swaps			
Currency swaps	Net Unrealized Gains (Losses)	14,292,000	(1,810,000)
	Revenue from Loans	(15,863,000)	(12,478,000)
Interest rate swaps	Net Unrealized Gains (Losses)	7,050,000	45,176,000
	Revenue from Loans	(49,422,000)	(36,351,000)
		(43,943,000)	(5,463,000)
Borrowings related swaps			
Currency swaps	Net Unrealized Gains (Losses)	167,899,000	(617,651,000)
	Borrowings and related expenses	1,286,229,000	882,431,000
Interest rate swaps	Net Unrealized Gains (Losses)	301,275,000	(553,970,000)
	Borrowings and related expenses	593,365,000	318,248,000
FX forward	Net Unrealized Gains (Losses)	(1,000)	16,000
	Borrowings and related expenses	29,000	618,000
		2,348,796,000	29,692,000
Total		$ 2,305,272,000	$ 31,000,000

Counterparty Credit Risks

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the policies set forth in the Investment Authority and other risk management guidelines (*Note D*). ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only transacts with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of A- or higher and generally requires entering into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

ADB has entered into several agreements with its derivative counterparties under the Master Agreement of the International Swaps and Derivatives Association (ISDA) and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB- by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement) and an amount equal to its gross liability position with each counterparty (in the case of counterparties who have entered into the NAFMII Master Agreement). The aggregate fair value of all derivative instruments that ADB have under both Master Agreements that are in a net liability (negative marked-to-market) position as of December 31, 2010 is $523,453,000 ($645,001,000 – 2009).

Counterparty credit risk is also mitigated by requiring counterparty to post collateral based on specified credit rating-driven thresholds. As of December 31, 2010, ADB had received collateral of $2,890,208,000 ($911,185,000 – 2009) in connection with the swap agreements. Of this amount, $1,588,350,000 ($735,050,000 – 2009) were recorded as swap related collateral (restricted cash).

NOTE I—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended December 31, 2010 amounted to $388,000 ($372,000 – 2009) reducing depreciation expense for the new headquarters building from $4,342,000 ($4,342,000 – 2009) to $3,954,000 ($3,970,000 – 2009). At December 31, 2010, the unamortized deferred compensation balance (included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous") was $7,931,000 ($8,009,000 – 2009). At December 31, 2010 accumulated depreciation for property, furniture, and equipment was $185,278,000 ($169,883,000 – 2009).

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

Refer to Appendix VI for Summary Statement of Borrowings.

NOTE K—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

On April 29, 2009, the Board of Governors of ADB adopted Resolution No. 336 increasing ADB's authorized capital stock by 7,092,622 shares (200%), and the corresponding subscriptions for such increase by its members. Each member is entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. Each member may subscribe for the additional shares at any time up to December 31, 2010. On January 26, 2011, the Board of Directors approved the extension of the subscription deadline for GCI V to June 30, 2011.

The authorized capital stock of ADB as of December 31, 2010 consists of 10,638,933 shares (10,638,933 – 2009), of which 9,347,201 shares (3,889,343 – 2009) have been subscribed by members. Of the subscribed shares, 8,865,741 (3,626,198 – 2009) are "callable" and 481,460 (263,145 – 2009) are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $217,396,000, while those notes received with fixed encashment schedules totaled $123,734,000.

As of December 31, 2010, 56 members (42 from regional and 14 from non-regional) out of 67 members had subscribed to the additional 9,347,201 shares (481,460 paid-in shares and 8,865,741 callable shares) they were entitled, of which 5,457,858 shares (218,315 paid-in shares and 5,239,543 callable shares) were subscribed for the year 2010 by 52 members.

As of December 31, 2010, all matured installments amounting to $4,329,825,000 ($3,892,663,000 – 2009) were received. Installments not due aggregating $3,084,711,000 ($217,636,000 – 2009) are as follows:

For the Year ending December 31:		
2011	$	762,456,000
2012		695,219,000
2013		695,219,000
2014		695,219,000
2015		236,598,000
	$	3,084,711,000

After the year-end, four additional members subscribed to an additional 49,408 shares (1,976 paid-in shares and 47,432 callable shares).

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of April 28, 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $73,320,000 as of December 31, 2010 ($74,366,000 – 2009) expressed in terms of the SDR on the basis of $1.54003 ($1.56199 – 2009) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—*Note B*), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to April 1, 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

In as much as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally in terms of the SDR as receivable from or payable to members in order to maintain the value of members' currency holdings. The notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts required to maintain value of currency holdings in the "CAPITAL AND RESERVES" portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its fair value.

The net notional amounts as of December 31, 2010 consisted of (i) the increase of $835,309,000 ($773,682,000 – 2009) in amounts required to maintain the value of currency holdings to the extent of matured and paid-in capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from April 1, 1978 to December 31, 2010 and (ii) the net decrease of $416,123,000 ($250,462,000 – 2009) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2010	2009
Notional MOV Receivables	$ 906,821,000	$ 889,143,000
Notional MOV Payables	487,635,000	365,923,000
Total	$ 419,186,000	$ 523,220,000

Membership

As of December 31, 2010 and 2009, ADB's shareholders consist of 67 member countries, 48 countries from the region and 19 countries from outside the region (*Appendix VII*).

NOTE L—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2010, $447,607,000 and $247,162,000 were transferred from Cumulative Revaluation Adjustments Account and Loan Loss Reserve respectively and added to the net loss of OCR for 2009 of $36,725,000 and were allocated as follows: (i) $230,882,000 to Ordinary Reserve; (ii) $247,162,000 to Surplus; (iii) $120,000,000 to Asian Development Fund (ADF); (iv) $40,000,000 to Technical Assistance Special Fund (TASF); and (v) $10,000,000 each to Regional Cooperation and Integration Fund (RCIF) and Climate Change Fund (CCF).

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar (*Note B)* resulted in a net credit of $9,771,000 to the Ordinary Reserve during the year ended December 31, 2010 (net charge of $4,088,000 – 2009). That credit is the decrease in the value of the matured and paid-in capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by ASC 815 to a separate category of Reserves – "Cumulative Revaluation Adjustments Account." Beginning 2008, the unrealized portion of net income from equity investments accounted under equity method is also transferred to this account. During 2010, the 2009 net unrealized losses on derivatives of $466,215,000 and net gains from equity investments accounted under equity method of $18,608,000 resulted in the credit balance of the Cumulative Revaluation Adjustments account at December 31, 2010 to $183,521,000 ($631,129,000 – 2009).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees received which are required to be set aside pursuant to Article 17 of the Charter to meet liabilities on guarantees. For the year ended December 31, 2010, guarantee fees amounting to $11,322,000 ($9,180,000 – 2009) were appropriated to Special Reserve.

Loan Loss Reserve

In 2004, the Board of Directors approved the setting aside of Loan Loss Reserve as part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's sovereign loans and guarantees portfolio. In 2006, the Board of Directors extended this policy to nonsovereign loans and guarantees.

In 2010, the estimated loan loss reserve requirement was $246,000,000 resulting in a decrease of $247,162,000. The estimated expected loss is determined using ADB's credit risk model net of allowance for loan losses recorded in the balance sheet.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. In 2010, the Board of Governors approved additional allocation of $247,162,000 to surplus.

Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under accounting principles generally accepted in the United States of America, are excluded from net income. Other comprehensive income includes items such as the effects of the implementation of ASC 815, unrealized gains and losses on financial instruments classified as available-for-sale, translation adjustments, and pension and postretirement liability adjustment.

NOTE M—INCOME AND EXPENSES

Total income from loans for the year ended December 31, 2010 was $680,479,000 ($959,833,000 – 2009). The average yield on the loan portfolio during the year was 1.61% (2.67% – 2009), excluding premium received on prepayment and other loan income. Premium on prepaid loans during 2010 amounted to $6,000 ($74,000 – 2009).

Total income from investments, including net realized gains on sales, net unrealized gains on derivatives, and interest earned for securities transferred under repurchase agreements and resale arrangements for the year ended December 31, 2010 was $401,406,000 ($499,955,000 – 2009). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 2.17% (2.93% – 2009) excluding unrealized gains and losses on investments and 2.20% (2.98% – 2009) including unrealized gains and losses on investments.

Including net realized gains, equity investment operations resulted to a net income of $106,505,000 ($14,297,000 gains – 2009) for the year ended December 31, 2010. This included a total of $39,868,000 share in the net gains of investee companies accounted under equity method, and dividend income, gains on disposals, and other income of $17,833,000, $55,669,000, and $724,000 respectively, offset by $7,589,000 impairment losses mostly associated with restructured accounts.

Income from other sources primarily included income received as executing agency amounting to $13,888,000 ($11,503,000 – 2009), interest income earned on bank accounts, staff accounts, and various securities from troubled debt restructuring totaled $1,842,000 ($1,469,000 – 2009), net of $2,959,000 impairment losses on debt securities (nil – 2009), and reversals of expenses charged to prior years of $4,502,000 ($4,142,000 – 2009).

Total interest expense incurred for the year ended December 31, 2010 amounted to $369,592,000 ($718,367,000 – 2009). Other borrowings and related expenses consisted of amortization of borrowings' issuance costs and other expenses of $16,456,000 ($23,298,000 – 2009).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended December 31, 2010 were apportioned between OCR and ADF in proportion of the relative volume of operational activities. Of the total administrative expenses of $494,209,000 ($416,599,000 – 2009), $225,911,000 ($200,564,000 – 2009) was charged to ADF. The balance of administrative expenses after allocation charged to OCR was reduced by the deferral of direct loan origination costs of $12,800,000 ($22,397,000 – 2009) related to new loans made effective for the year ended December 31, 2010 (*Note B*).

For the year ended December 31, 2010, provision for losses totaling $40,390,000 ($130,184,000 – 2009) was recognized for loans mainly due to the recognition of collective loan loss provision totaling $33,353,000 (nil – 2009) for the probable impairment of the credit exposure on the outstanding loans that are not individually considered impaired. These were offset by $85,103,000 ($14,405,000 – 2009) write backs.

Net unrealized gains incorporated $5,414,000 net losses ($2,340,000 – 2009) from the translation adjustments of financial instruments denominated in non-functional currencies (Brazilian real, Mexican peso, and South African rand) and net unrealized gains on derivatives of $48,152,000 ($463,875,000 unrealized losses – 2009), which were made up of:

	2010	2009
Unrealized gains (losses) on:		
Borrowings and related swaps	$ 28,416,000	$ (517,960,000)
Investments related swaps	(873,000)	9,866,000
Loan related swaps	21,342,000	43,366,000
FX forward	(1,000)	16,000
FX swaps	975,000	262,000
Amortization of the ASC 815 transition adjustment	(1,707,000)	575,000
Total	$ 48,152,000	$ (463,875,000)

NOTE N—OTHER ASSETS AND LIABILITIES—MISCELLANEOUS

At December 31, 2010 and 2009, ADB had the following receivables from/payables to special funds and externally funded trust funds under ADB administration (Agency Trust Funds) resulting from administrative arrangements and operating activities:

	2010	2009
Amounts receivable from:		
Asian Development Fund (Note M)	$ 28,628,000	$ 43,142,000
Technical Assistance Special Fund	95,000	231,000
Japan Special Fund	134,000	115,000
Asian Development Bank Institute	267,000	198,000
Asian Tsunami Fund	225,000	590,000
Pakistan Earthquake Fund	54,000	45,000
Regional Cooperation and Integration Fund	44,000	40,000
Climate Change Fund	53,000	95,000
Asia Pacific Disaster Response Fund	56,000	–
Agency Trust Funds—net	1,651,000	1,893,000
Staff Retirement Plan	343,000	–
Total	**$ 31,550,000**	**$ 46,349,000**
Amounts payable to:		
Staff Retirement Plan	$ –	$ 8,455,000

NOTE O—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average two years remuneration during eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before September 30, 2006 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date are not required to contribute to the plan. Participants may also make discretionary contributions. ADB's contribution is determined at a rate sufficient to cover part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

ADB's contribution to the Plan varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the Plan. The expected amount of contributions to the Plan for 2011 amounts to $75,502,000 representing ADB's contributions of $40,817,000, based on budgeted contribution of 21%, participants' mandatory contribution of $11,885,000 and discretionary contributions of $22,800,000.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs eight external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2003, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and US fixed income.

All investments, excluding time deposits, are valued using market prices. Time deposits are reported at cost, which is a reasonable estimate of fair value. Fixed income securities include US government and government-guaranteed obligations, corporate bonds and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value.

For the year ended December 31, 2010 the net return on the Plan assets was 11.4% (21.3% – 2009). ADB expects the long-term rate of return on the assets to be 8%.

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, the assumed investment return of 8% on the Plan's assets is expected to remain broadly the same, year to year.

A new set of actuarial assumptions based on the 2005–2009 experience was used as the basis for the actuarial valuation as of December 31, 2010. These include rates of withdrawal, incapacity retirement rates, mortality rates, percent of professional staff who commute, currency reserve, and pattern of discretionary benefits withdrawal.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

The following table sets forth the pension and postretirement medical benefits at December 31, 2010 and 2009:

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 1,823,287,000	$ 1,396,799,000	$ 193,718,000	$ 153,131,000
Service cost	50,306,000	29,774,000	7,616,000	5,168,000
Interest cost	107,867,000	101,707,000	11,950,000	11,325,000
Plan participants' contributions	41,479,000	39,457,000	–	–
Actuarial loss	262,420,000	328,109,000	62,402,000	26,802,000
Benefits paid	(66,286,000)	(72,559,000)	(2,601,000)	(2,708,000)
Projected benefit obligation at end of year	$ 2,219,073,000	$ 1,823,287,000	$ 273,085,000	$ 193,718,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 1,113,539,000	$ 914,630,000	$ –	$ –
Actual return on plan assets	135,535,000	192,263,000	–	–
Employer's contribution	99,637,000	39,748,000	2,601,000	2,708,000
Plan participants' contributions	41,479,000	39,457,000	–	–
Benefits paid	(66,286,000)	(72,559,000)	(2,601,000)	(2,708,000)
Fair value of plan assets at end of year	$ 1,323,904,000	$ 1,113,539,000	$ –	$ –
Funded status	$ (895,169,000)	$ (709,748,000)	$ (273,085,000)	$ (193,718,000)
Amounts recognized in the Balance sheet consist of:				
Current liabilities	–	–	(5,620,000)	(4,339,000)
Noncurrent liabilities	(895,169,000)	(709,748,000)	(267,465,000)	(189,379,000)
Net amount recognized	$ (895,169,000)	$ (709,748,000)	$ (273,085,000)	$ (193,718,000)
Amounts recognized in the Accumulated other comprehensive income consist of:				
Net actuarial loss	$ 846,791,000	$ 638,847,000	$ 73,571,000	$ 11,169,000
Prior service cost (credit)	3,675,000	7,754,000	(2,710,000)	(11,356,000)
Total amount recognized	$ 850,466,000	$ 646,601,000	$ 70,861,000	$ (187,000)
Weighted-average assumptions as of December 31				
Discount rate	5.50%	6.00%	5.50%	6.00%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	5.25%	6.50%	5.25%	6.50%

For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as of December 31, 2010. The rate was assumed to decrease gradually to 5.0% for 2016 and remain at that level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Components of net periodic benefit cost:				
Service cost	$ 50,306,000	$ 29,774,000	$ 7,616,000	$ 5,168,000
Interest cost	107,867,000	101,707,000	11,950,000	11,325,000
Expected return on plan assets	(101,449,000)	(86,556,000)	–	–
Amortization of prior service cost	4,079,000	4,079,000	(8,646,000)	(8,646,000)
Recognized actuarial loss	20,390,000	8,940,000	–	(27,000)
Net periodic benefit cost	**$ 81,193,000**	**$ 57,944,000**	**$ 10,920,000**	**$ 7,820,000**

The accumulated benefit obligation of the pension plan as of December 31, 2010 was $2,032,169,000 ($1,644,821,000 – 2009).

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $41,614,000 and $3,675,000, respectively. The estimated net loss and prior service credit for the other postretirement benefits plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $3,513,000 and $(2,710,000), respectively.

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 5,079,000	$ (3,828,000)
Effect on postretirement benefit obligation	56,200,000	(43,925,000)

Estimated Future Benefits Payments

The following table shows the benefits payments expected to be paid in each of the next five years and subsequent five years. The expected benefits payments are based on the same assumptions used to measure the benefit obligation at December 31, 2010:

	Pension Benefits	Postretirement Medical Benefits
2011	$ 89,743,000	$ 5,620,000
2012	92,861,000	6,412,000
2013	97,816,000	7,261,000
2014	102,979,000	8,103,000
2015	110,306,000	9,028,000
2016-2020	683,727,000	59,726,000

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the plan assets of ADB's pension plan as of December 31, 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 903,609,000	$ 903,609,000	$ –	$ –
Government and government-guaranteed securities	139,222,000	119,215,000	20,007,000	–
Corporate debt securities	107,114,000	803,000	106,311,000	–
Mortgage/Asset-backed securities	185,698,000	–	185,698,000	–
Temporary investments and time deposits	40,853,000	–	40,853,000	–
Interest rate swaps—net	–	–	–	–
Total assets at fair value	$ 1,376,496,000	$ 1,023,627,000	$ 352,869,000	$ –
Liabilities				
Foreign exchange contracts—net	$ 29,000	$ –	$ 29,000	$ –

		Fair Value Measurements		
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 690,119,000	$ 690,119,000	$ –	$ –
Government and government-guaranteed securities	120,123,000	110,533,000	9,590,000	–
Corporate debt securities	108,936,000	–	108,936,000	–
Mortgage/Asset-backed securities	79,019,000	–	79,019,000	–
Temporary investments and time deposits	9,515,000	–	9,515,000	–
Foreign exchange contracts—net	243,000	–	243,000	–
Interest rate swaps—net	2,467,000	–	2,467,000	–
Total assets at fair value	$ 1,010,422,000	$ 800,652,000	$ 209,770,000	$ –

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's significant financial instruments as of December 31, 2010 and 2009 are summarized below:

	2010		2009	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 114,648,000	$ 114,648,000	$ 129,843,000	$ 129,843,000
Investments (Note D)	18,253,359,000	18,253,359,000	14,123,579,000	14,123,579,000
Securities transferred under repurchase agreement	707,851,000	707,851,000	551,386,000	551,386,000
Securities purchased under resale arrangement	318,228,000	318,228,000	335,240,000	335,240,000
Loans outstanding (Note E)	45,943,811,000	47,418,894,000	41,713,048,000	43,235,456,000
Equity investments (Note G)	1,108,198,000	1,108,198,000	884,440,000	884,440,000
Receivable from swaps - borrowings (Note H)	29,475,685,000	29,475,685,000	24,917,264,000	24,917,264,000
Receivable from swaps - others (Note H)	1,781,058,000	1,781,058,000	1,044,854,000	1,044,854,000
Other assets				
Swap related collateral	1,588,350,000	1,588,350,000	735,050,000	735,050,000
Future guarantee receivable	17,604,000	17,604,000	16,962,000	16,962,000
LIABILITIES:				
Borrowings (Note J)	52,386,484,000	53,176,587,000	42,498,198,000	43,121,355,000
Payable for swaps - borrowings (Note H)	25,775,013,000	25,775,013,000	23,503,343,000	23,503,343,000
Payable for swaps - others (Note H)	2,077,841,000	2,077,841,000	1,294,160,000	1,294,160,000
Other liabilities				
Payable for swap related collateral	1,588,350,000	1,588,350,000	735,050,000	735,050,000
Guarantee liability	17,604,000	17,604,000	38,710,000	38,710,000

[a] The carrying amount for borrowings and swaps are inclusive of accrued interest.

	2010		2009	
	Outstanding Amount	Present Value	Outstanding Amount	Present Value
Off-balance sheet financial instruments:				
Guarantees (Note F)	$ 1,969,109,000	$ 1,593,802,000	$ 1,598,841,000	$ 1,236,042,000

The Fair Value Option

Effective January 1, 2008, ADB elected the Fair Value Option on all borrowings with associated derivative instruments. This election allows ADB to mitigate the earnings volatility in its statutory reporting that is caused by the different accounting treatment of the borrowing and its related derivative without having to apply the complex hedge accounting requirements of ASC 815.

Fair Value Measurement

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ADB determines fair values using inputs based on quoted or observable market prices and discounted cash flow models. Inputs for the models are based on observable market data such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation. Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

Following guidelines are applied in determining the fair values of financial instruments:

Borrowings and associated derivative instruments. Structured borrowings issued by ADB are valued through the use of market data inputs and financial models that discount future cash flows and simulated expected cash flows for embedded options. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black and Scholes, as applicable. Non-structured swapped borrowings, forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, credit spreads, cross currency rates, and volatilities are applied to the models to determine fair value of borrowings. Classified under Level 2 are swapped borrowings and the related derivatives for which ADB can obtain observable market inputs in the form of primary broker quotes for similar debt instruments. Included in Level 3 category are swapped borrowings fair-valued using significant unobservable inputs, including derived credit spreads for currencies that have no available quotes in the market.

Investments, asset swaps, repurchase agreements and resale arrangements. Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments and repurchase agreements fair valued with market observable inputs. Included in Level 3 category are investments fair valued using unobservable inputs including prices provided by third parties such as independent pricing services, custodians, and asset managers. Forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, cross currency rates, and volatilities are applied to the models to determine fair value of investments.

Equity Investments. Readily marketable equity investments are fair valued using quoted prices in active markets.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

Assets and liabilities measured at fair value on a recurring basis:

The fair value of the following financial assets and liabilities as of December 31, 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$ 13,842,500,000	$ 9,507,917,000	$ 774,666,000	$ 3,559,917,000
Time deposits and other obligations of banks	2,285,773,000	-	2,285,773,000	-
Corporate obligations	1,158,235,000	275,494,000	563,772,000	318,969,000
Asset-backed/mortgage-backed securities	929,577,000	-	927,083,000	2,494,000
Others	37,274,000	6,939,000	29,486,000	849,000
Securities transferred under repurchase agreement	707,851,000	707,851,000	-	-
Securities purchased under resale arrangement	318,228,000	-	318,228,000	-
Borrowings related swaps	29,475,685,000	-	21,964,275,000	7,511,410,000
Investments related swaps	1,367,394,000	-	1,367,394,000	-
Loans related swaps	413,664,000	-	381,150,000	32,514,000
Equity investments	491,637,000	490,011,000	1,345,000	281,000
Total assets at fair value	**$ 51,027,818,000**	**$ 10,988,212,000**	**$ 28,613,172,000**	**$ 11,426,434,000**
Liabilities				
Borrowings	$ 48,075,055,000	$ -	$ 40,197,183,000	$ 7,877,872,000
Borrowings and related swaps	25,775,013,000	-	25,637,293,000	137,720,000
Investments related swaps	1,586,089,000	-	1,586,089,000	-
Loans related swaps	491,752,000	-	137,294,000	354,458,000
Total liabilities at fair value	**$ 75,927,909,000**	**$ -**	**$ 67,557,859,000**	**$ 8,370,050,000**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2010 and 2009

	December 31, 2009	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$ 10,308,595,000	$ 9,661,283,000	$ 647,312,000	$ -
Time deposits and other obligations of banks	1,991,982,000	-	1,991,982,000	-
Corporate obligations	971,552,000	476,951,000	494,601,000	-
Asset-backed/mortgage-backed securities	851,450,000	--	851,450,000	-
Others	-	-	-	-
Securities transferred under repurchase agreement	551,386,000	551,386,000	-	-
Securities purchased under resale arrangement	335,240,000	-	335,240,000	-
Borrowings related swaps	24,917,264,000	-	17,610,947,000	7,306,317,000
Investments related swaps	661,265,000	-	661,265,000	-
Loans related swaps	383,589,000	-	355,316,000	28,273,000
Equity investments	461,552,000	461,552,000	-	-
Total assets at fair value	**$ 41,433,875,000**	**$ 11,151,172,000**	**$ 22,948,113,000**	**$ 7,334,590,000**
Liabilities				
Borrowings	$ 38,313,202,000	$ -	$ 30,909,524,000	$ 7,403,678,000
Borrowings and related swaps	23,503,343,000	-	23,424,313,000	79,030,000
Investments related swaps	826,253,000	-	826,253,000	-
Loans related swaps	467,907,000	-	171,668,000	296,239,000
Total liabilities at fair value	**$ 63,110,705,000**	**$ -**	**$ 55,331,758,000**	**$ 7,778,947,000**

The table below provides the details of all inter-level transfers for the year ended December 31, 2010:

	Level 1	Level 2
Investments		
Government and government-guaranteed and corporate obligations		
Transfers into (out of)	$ 14,751,000	$ (14,751,000)
Transfers (out of) into	(88,934,000)	88,934,000
	$ (74,183,000)	**$ 74,183,000**

Government and government-guaranteed obligations and corporate obligations totaling $73,459,000 and $15,475,000 respectively were transferred from Level 1 to 2 and government and government-guaranteed obligations amounting to $14,751,000 were transferred from Level 2 to 1.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2010 and 2009

Assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Investments			
	Government and government-guaranteed obligations	Corporate obligations	Asset-backed/mortgage-backed securities	Others
Balance, January 1, 2010	$ –	$ –	$ –	$ –
Total gains (losses) - (realized/unrealized)				
Included in earnings	2,636,000	(74,000)	–	–
Included in other comprehensive income	(6,965,000)	(2,143,000)	–	–
Purchases	1,471,283,000	300,000,000	2,494,000	849,000
Transfers into Level 3	2,092,963,000	21,186,000	–	–
Balance, December 31, 2010	$ 3,559,917,000	$ 318,969,000	$ 2,494,000	$ 849,000
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (14,028,000)	$ (2,143,000)	$ –	$ –

	Investments			
	Government and government-guaranteed obligations	Corporate obligations	Asset-backed/mortgage-backed securities	Others
Balance, January 1, 2009	$ –	$ 1,465,000	$ 22,934,000	$ –
Total gains (losses) - (realized/unrealized)				
Included in earnings	–	–	(7,144,000)	–
Included in other comprehensive income	–	–	7,413,000	–
Sales and paydowns	–	–	(10,331,000)	–
Transfers (out of) Level 3	–	(1,465,000)	(12,872,000)	–
Balance, December 31, 2009	$ –	$ –	$ –	$ –
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ –	$ –	$ –

The Level 3 purchases and transfers are made up of government and government-guaranteed obligations of $1,471,283,000 and $2,092,963,000 respectively, and corporate obligations of $300,000,000 and $21,186,000 respectively. Asset-backed/mortgage-backed securities included purchases of $2,494,000. All investment securities, including those under Level 3, are of high credit quality. The government and government-guaranteed obligations are largely floating rate notes and callable bonds with a credit quality rating from Standard and Poor's of AAA to AA-. The corporate obligation is a float rate note with a credit quality rating from Standard and Poor's of AAA. These valuations are provided by an independent pricing source.

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, January 1, 2010	$ 7,306,317,000	$ (79,030,000)	$ 28,273,000	$ (296,239,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	435,107,000	(55,538,000)	3,225,000	(8,715,000)
Included in other comprehensive income	47,968,000	(3,152,000)	1,016,000	(14,964,000)
Issuance, redemptions, and maturities	(277,982,000)	–	–	(34,540,000)
Balance, December 31, 2010	$ 7,511,410,000	$ (137,720,000)	$ 32,514,000	$ (354,458,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (59,453,000)	$ (54,646,000)	$ 2,898,000	$ (8,603,000)

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, January 1, 2009	$ 6,238,802,000	$ (59,168,000)	$ 29,828,000	$ (227,495,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	1,054,747,000	(19,063,000)	(2,987,000)	51,345,000
Included in other comprehensive income	101,101,000	(799,000)	1,432,000	(7,439,000)
Issuance, redemptions, and maturities	(88,333,000)	–	–	(112,650,000)
Balance, December 31, 2009	$ 7,306,317,000	$ (79,030,000)	$ 28,273,000	$ (296,239,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ 210,726,000	$ (20,348,000)	$ (2,109,000)	$ 51,717,000

	Equity investments	Borrowings
Balance, January 1, 2010	$ –	$ (7,403,678,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	–	(551,622,000)
Included in other comprehensive income	–	(71,865,000)
Purchases, sales, and paydowns	281,000	–
Issuance, redemptions, and maturities	–	149,293,000
Transfers out of Level 3	–	–
Balance, December 31, 2010	$ 281,000	$ (7,877,872,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ (15,009,000)

	Equity investments	Borrowings
Balance, January 1, 2009	$ –	$ (6,484,095,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	–	(751,776,000)
Included in other comprehensive income	–	(110,017,000)
Purchases, sales, and paydowns	–	–
Issuance, redemptions, and maturities	–	(57,790,000)
Transfers out of Level 3	–	–
Balance, December 31, 2009	$ –	$ (7,403,678,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ 78,503,000

NOTE Q—SPECIAL AND TRUST FUNDS

ADB's operations include special operations, which are financed from special fund resources. The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special funds are charged to the respective special funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled on a regular basis between the OCR and the special funds.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration. ADB charges administrative fees for external funds administered by ADB. The funds are restricted for specific uses including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation, including the facilitation of procurement of goods and services. These funds are held in trust with ADB, and are held in a separate investment portfolio. The assets of these funds are not commingled with ADB's resources, nor are they included in the assets of ADB.

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of OCR. The breakdown of the total of such funds together with the funds of the special operations as of December 31, 2010 and 2009 is as follows:

	2010		2009	
	Total Net Assets	No. of Funds	Total Net Assets	No. of Funds
Special Funds				
Asian Development Fund	$ 32,650,891,000	1	$ 31,864,457,000	1
Technical Assistance Special Fund	248,085,000	1	322,708,000	1
Japan Special Fund	89,338,000	1	104,404,000	1
Asian Development Bank Institute	8,916,000	1	7,262,000	1
Asian Tsunami Fund	2,630,000	1	4,531,000	1
Pakistan Earthquake Fund	3,938,000	1	3,314,000	1
Regional Cooperation and Integration Fund	10,412,000	1	12,537,000	1
Climate Change Fund	19,171,000	1	26,702,000	1
Asia Pacific Disaster Response Fund	27,481,000	1	33,052,000	1
Subtotal	33,060,862,000	9	32,378,967,000	9
Trust Funds				
Funds administered by ADB	1,392,366,000	86	952,189,000	78
Funds not administered by ADB	–	–	15,000	2
Subtotal	1,392,366,000	86	952,204,000	80
Total	$ 34,453,228,000	95	$ 33,331,171,000	89

During the year ended December 31, 2010, a total of $13,697,000 ($11,278,000 – 2009) was recorded as compensation for administering projects/programs under Trust Funds. The amount has been included in "Revenue from other sources—net."

NOTE R—VARIABLE INTEREST ENTITIES

An entity is subject to the ASC 810 VIE Subsections and is considered a variable interest entity (VIE) if it lacks: (i) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. An enterprise may hold significant variable interest in VIEs, which are not consolidated because the enterprise is not the primary beneficiary.

As of December 31, 2010, ADB did not identify any VIE in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements. ADB may hold significant variable interests in VIE, which requires disclosures.

The review of ADB's loan, equity investments, and guarantee portfolio, has identified two (two – 2009) investments in VIEs in which ADB is not the primary beneficiary, but in which it is reasonably possible that ADB could be deemed to hold significant variable interest. These VIEs are operating entities where the total equity invested is considered insufficient to finance its activities without additional subordinated financial support. These VIEs are in the financial and telecommunication sectors.

ADB's involvement with these VIEs includes loans, guarantees and equity investments. Based on the most recent available data from these VIEs at December 31, 2010, the assets of these VIEs totaled $492,167,000 ($427,033,000 – 2009).

The table below shows the carrying value of ADBs interest in the VIEs and the maximum exposure to loss of these interests. For guarantee, the maximum exposure is the notional amount of such guarantee.

	December 31, 2010	December 31, 2009
Carrying value of ADB's Variable Interests		
Assets	$ 90,660,000	$ 109,040,000
Liabilities	10,000	78,000
Maximum Exposure to Loss in Nonconsolidated VIEs		
Loans	$ 90,444,000	$ 108,767,000
Equity Investments	206,000	195,000
Guarantees	1,565,000	4,693,000
Total	$ 92,215,000	$ 113,655,000

NOTE S—SEGMENT REPORTING

Based on an evaluation of OCR's operations, management has determined that OCR has only one reportable segment since OCR does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The following table presents OCR's loan, guarantee and equity investments outstanding balances and associated revenue, by geographic region, as of and for the years ended December 31, 2010 and 2009:

	2010		2009	
Country	Outstanding Balance	Revenue	Outstanding Balance	Revenue
People's Republic of China	$ 11,340,632,000	$ 187,788,000	$ 10,192,153,000	$ 273,299,000
Indonesia	10,358,102,000	186,224,000	10,039,766,000	283,045,000
India	9,606,121,000	104,772,000	7,995,022,000	148,241,000
Philippines	6,079,481,000	74,913,000	6,016,824,000	101,684,000
Pakistan	5,394,121,000	46,625,000	4,810,835,000	70,872,000
Others	6,241,711,000	149,904,000	5,140,779,000	116,399,000
Total	$ 49,020,168,000	$ 750,226,000	$ 44,195,379,000	$ 993,540,000

For the year ended December 31, 2010, sovereign loans to two countries (three – 2009) generated in excess of 10 percent of revenue; this amounted to $181,194,000 and $167,372,000 ($277,633,000, $259,071,000, and $127,402,000 – 2009). Revenue comprises income from loan charges, earnings from equity investments, and guarantee fees.

NOTE T—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after December 31, 2010 through March 11, 2011, the date these Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $5.2 billion in various currencies.